Filed pursuant to Rule 424(b)(3)

Registration No. 333-279436

JOINT PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Southern California Bancorp (“SCB”) and California BanCorp (“CBC”):

On behalf of the boards of directors of SCB and CBC, we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of SCB and CBC. We are requesting that you take certain actions as a holder of SCB common stock or as a holder of CBC common stock.

On January 30, 2024, SCB and CBC entered into an Agreement and Plan of Merger and Reorganization (the “merger agreement”), pursuant to which CBC will merge with and into SCB (the “merger”), followed immediately thereafter by the merger of CBC’s wholly owned subsidiary California Bank of Commerce (“CBC Bank”) with and into SCB’s wholly owned subsidiary Bank of Southern California, N.A. (“SCB Bank”), with SCB Bank surviving (the “bank merger” and together with the merger, the “mergers”). Before we can complete the mergers, each of SCB and CBC will hold a special meeting of its shareholders.

SCB will hold its special meeting of shareholders on July 17, 2024, at 8:30 a.m. (local time), at SCB’s headquarters located at 12265 El Camino Real, Suite 210, San Diego, CA 92130. At the special meeting, you will be asked to consider and to vote upon the following proposals:

●	to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of SCB common stock to the shareholders of CBC in connection with the merger;

●	to approve an amendment to the SCB bylaws to change the allowable range of members of the board of directors to seven (7) to thirteen (13) from its current range of six (6) to eleven (11);

●	to approve an amendment to the SCB articles of incorporation to change the name of SCB from “Southern California Bancorp” to “California BanCorp”;

●	to approve an amendment to the SCB articles of incorporation to remove Article Eight to remove the board super majority approval requirement for certain stock issuances; and

●	to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement.

CBC will hold its special meeting of shareholders on July 17, 2024, at 8:30 a.m. (local time), at CBC’s headquarters located at 1300 Clay Street, Suite 500, Oakland, CA 94612. At the special meeting, CBC shareholders will be asked to consider and to vote upon the following proposals:

●	to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger; and

●	to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement.

If the merger is approved and consummated, holders of CBC common stock will, subject to receiving cash in lieu of fractional shares, be entitled to receive, in exchange for each share of CBC common stock, 1.590 shares of SCB common stock. Based on the closing price of SCB common stock on the Nasdaq Capital Market (“Nasdaq”) on January 29, 2024, the last trading day before the public announcement of the merger, the exchange ratio represented approximately $26.54 in value for each share of CBC common stock. Based on the closing price of SCB common stock on Nasdaq on May 31, 2024, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $13.92, the exchange ratio represented approximately $22.13 in value for each share of CBC common stock.

SCB shareholders will continue to own their existing shares of SCB common stock following the merger.

The value of the SCB common stock at the time of completion of the merger could be greater than, less than or the same as the value of SCB common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of SCB common stock (Nasdaq trading symbol “BCAL”) and CBC common stock (Nasdaq trading symbol “CALB”).

As of May 31, 2024, the record date for the special meetings of shareholders, there were 18,540,104 shares of SCB common stock outstanding and entitled to vote and there were 8,470,724 shares of CBC common stock outstanding and entitled to vote.

Based on the number of shares of CBC common stock outstanding on May 31, 2024, SCB will issue approximately 13,468,451 shares of common stock to holders of CBC common stock before taking into account any fractional shares; provided, however, holders of CBC common stock entitled to receive fractional interests of SCB common stock will be paid cash, without interest, determined by multiplying such fractional interest by the ten (10) day volume weighted average prices of SCB common stock calculated prior to closing of the merger as provided in the merger agreement. Based on the number of shares of CBC common stock outstanding on May 31, 2024, and the number of shares of SCB common stock outstanding on May 31, 2024, we estimate that, following completion of the merger, existing SCB shareholders will own approximately 58% and former CBC shareholders will own approximately 42% of the outstanding common stock of the combined company.

Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.

The accompanying joint proxy statement/prospectus, which serves as a proxy statement for SCB and CBC’s special meetings of shareholders and as a prospectus with respect to the offering and issuance of the SCB common stock to be issued in the merger to the holders of CBC common stock, describes the SCB and CBC special meetings and includes important information about the proposed merger, the companies participating in the merger, and the merger agreement pursuant to which the merger will be consummated, if approved. We encourage you to read the entire accompanying joint proxy statement/prospectus carefully, including the “Risk Factors” section beginning on page 14, for a discussion of the risks related to the proposed merger. You can also obtain information about SCB and CBC from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.

On behalf of SCB and CBC, thank you for your prompt attention to this important matter.

Sincerely,

David I. Rainer	Stephen A. Cortese
Chairman and Chief Executive Officer	Chairman of the Board
Southern California Bancorp	California BanCorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense. Shares of common stock of SCB are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of these materials is June 7, 2024, and they are expected to be first mailed to shareholders on or about June 7, 2024.

SOUTHERN CALIFORNIA BANCORP

12265 El Camino Real, Suite 210

San Diego, CA 92130

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on July 17, 2024

TO THE SHAREHOLDERS OF SOUTHERN CALIFORNIA BANCORP:

The special meeting of shareholders of Southern California Bancorp (“SCB”) will be held on July 17, 2024, at 8:30 a.m. (local time), at SCB’s headquarters located at 12265 El Camino Real, Suite 210, San Diego, CA 92130, for the following purposes:

1.	Approval of Merger and Merger Agreement. To approve the principal terms of the Agreement and Plan of Merger and Reorganization dated as of January 30, 2024 (the “merger agreement”), by and between SCB and California BanCorp (“CBC”), and the transactions contemplated by the merger agreement, including the merger of CBC with and into SCB, with SCB surviving (the “merger”), followed immediately thereafter by the merger of CBC’s wholly owned subsidiary California Bank of Commerce (“CBC Bank”) with and into SCB’s wholly owned subsidiary Bank of Southern California, N.A. (“SCB Bank”), with SCB Bank surviving (the “bank merger”), and the issuance of shares of SCB common stock to the shareholders of CBC in connection with the merger, as more particularly described in the following materials (the “SCB merger proposal”);

2.	Approval of Bylaw Amendment. To approve an amendment to the SCB bylaws to change the allowable range of members of the board of directors to seven (7) to thirteen (13) from its current range of six (6) to eleven (11) (the “SCB bylaw amendment proposal”);

3.	Approval of Name Change. To approve an amendment to the SCB articles of incorporation to change the name of SCB from “Southern California Bancorp” to “California BanCorp” (the “SCB name change proposal”);

4.	Approval of Articles of Incorporation Amendment. To approve an amendment to the SCB articles of incorporation to remove Article Eight to remove the board super majority approval requirement for certain stock issuances (the “SCB articles amendment proposal”); and

5.	Adjournment. To approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement (the “SCB adjournment proposal”).

No other business may be conducted at the special meeting.

The accompanying joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the following materials, including the merger agreement and all other appendices, and any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the accompanying joint proxy statement/prospectus carefully before voting. In particular, see the section entitled “Risk Factors” beginning on page 14.

The SCB board of directors has fixed the close of business on May 31, 2024, as the record date for determination of shareholders entitled to notice of, and the right to vote at the special meeting. Therefore, if you were a shareholder of record at the close of business on May 31, 2024, you may vote at the special meeting.

The SCB board of directors unanimously recommends that SCB shareholders vote “FOR” approval of the SCB merger proposal, “FOR” approval of the SCB bylaw amendment proposal, “FOR” approval of the SCB name change proposal, “FOR” approval of the SCB articles amendment proposal, and “FOR” approval of the SCB adjournment proposal.

Holders of SCB common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under the California General Corporation Law (the “CGCL”).

YOUR VOTE IS VERY IMPORTANT. The enclosed proxy card is solicited by the SCB board of directors. Whether or not you plan to attend the special meeting, we urge you to promptly complete, sign and date the enclosed proxy card and return it in the postage-paid envelope provided for that purpose or submit your proxy by telephone or through the Internet. You may revoke your proxy at any time before it is voted at the special meeting by giving written notice of revocation to the Corporate Secretary of SCB, by submitting a properly executed proxy bearing a later date, or by being present at the special meeting and electing to vote in person by advising the Chairman of the special meeting of your election.

Please indicate on the proxy card whether or not you expect to attend the special meeting so that arrangements for adequate accommodations can be made.

If you would like to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the special meeting, you must also obtain a proxy issued in your name from that nominee.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Manisha K. Merchant

Manisha Merchant

General Counsel and Corporate Secretary

San Diego, California

June 7, 2024

CALIFORNIA BANCORP

1300 Clay Street, Suite 500

Oakland, CA 94612

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on July 17, 2024

TO THE SHAREHOLDERS OF CALIFORNIA BANCORP:

The special meeting of shareholders of California BanCorp (“CBC”) will be held on July 17, 2024, at 8:30 a.m. (local time), at CBC’s headquarters located at 1300 Clay Street, Suite 500, Oakland, CA 94612, for the following purposes:

1.	Approval of Merger and Merger Agreement. To approve the principal terms of the Agreement and Plan of Merger and Reorganization dated as of January 30, 2024 (the “merger agreement”), by and between CBC and Southern California Bancorp (“SCB”), and the transactions contemplated by the merger agreement, including the merger of CBC with and into SCB, with SCB surviving (the “merger”), followed immediately thereafter by the merger of CBC’s wholly owned subsidiary California Bank of Commerce (“CBC Bank”) with and into SCB’s wholly owned subsidiary Bank of Southern California, N.A. (“SCB Bank”), with SCB Bank surviving (the “bank merger”), as more particularly described in the following materials (the “CBC merger proposal”); and

2.	Adjournment. To approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement (the “CBC adjournment proposal”).

No other business may be conducted at the special meeting.

The accompanying joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the following materials, including the merger agreement and all other appendices, and any documents incorporated by reference, for further information with respect to the business to be transacted at the special meeting. You are encouraged to read the accompanying joint proxy statement/prospectus carefully before voting. In particular, see the section entitled “Risk Factors” beginning on page 14.

The CBC board of directors has fixed the close of business on May 31, 2024, as the record date for determination of shareholders entitled to notice of, and the right to vote at the special meeting. Therefore, if you were a shareholder of record at the close of business on May 31, 2024, you may vote at the special meeting.

The CBC board of directors unanimously recommends that CBC shareholders vote “FOR” approval of the CBC merger proposal and “FOR” approval of the CBC adjournment proposal.

Holders of CBC common stock are not entitled to appraisal or dissenters’ rights with respect to the proposed merger under the CGCL.

YOUR VOTE IS VERY IMPORTANT. The enclosed proxy card is solicited by the CBC board of directors. Whether or not you plan to attend the special meeting, we urge you to promptly complete, sign and date the enclosed proxy card and return it in the postage-paid envelope provided for that purpose or submit your proxy by telephone or through the Internet. You may revoke your proxy at any time before it is voted at the special meeting by giving written notice of revocation to the Corporate Secretary of CBC, by submitting a properly executed proxy bearing a later date, or by being present at the special meeting and electing to vote in person by advising the Chairman of the special meeting of your election.

Please indicate on the proxy card whether or not you expect to attend the special meeting so that arrangements for adequate accommodations can be made.

If you would like to attend the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the special meeting, you must also obtain a proxy issued in your name from that nominee.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tommiette Rey
Tommiette Rey
Corporate Secretary
June 7, 2024

Oakland, California

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about SCB and CBC from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission (the “SEC”) website at http://www.sec.gov or by requesting them in writing, by email or by telephone, at the appropriate address below:

If you are an SCB shareholder: Southern California Bancorp 12265 El Camino Real, Suite 210 San Diego, CA 92310 (844) 265-7622 Attention: Kevin McCabe	If you are a CBC shareholder: California BanCorp 1300 Clay Street, Suite 500 Oakland, CA 94612 (510) 457-3737 Attention: Tommiette Rey

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of SCB common stock requesting documents must do so by July 10, 2024, in order to receive them before the SCB special meeting, and holders of CBC common stock requesting documents must do so by July 10, 2024, in order to receive them before the CBC special meeting.

You should rely only on the information contained or incorporated by reference in this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated June 7, 2024, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of SCB common stock or holders of CBC common stock, nor the issuance by SCB of shares of SCB common stock pursuant to the merger agreement, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding SCB has been provided by SCB and information contained in, or incorporated by reference into, this document regarding CBC has been provided by CBC.

See the section entitled “Where You Can Find More Information” beginning on page 93 of the accompanying joint proxy statement/prospectus for further information.

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QUESTIONS AND ANSWERS

ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you may have regarding the merger, the merger agreement and the other matters being considered at the special meetings and the answers to those questions. SCB and CBC urge you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the appendices to this joint proxy statement/prospectus and in the documents incorporated herein by reference.

Questions and Answers about the Special Meetings

Q:	Why have I received these materials?

A:	SCB and CBC are sending these materials to their respective shareholders to help them decide how to vote their shares of common stock with respect to the proposed merger and the other proposals to be considered at the special meetings.

This document constitutes both a proxy statement of SCB and CBC and a prospectus of SCB. It is a proxy statement because the SCB and CBC boards of directors are soliciting proxies from their shareholders. It is a prospectus of SCB because SCB will use it in connection with the issuance of shares of SCB common stock in exchange for shares of CBC common stock in connection with the merger.

In order to complete the merger, the shareholders of each of SCB and CBC must both vote to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger. The enclosed proxy card and voting materials allow you to vote your shares without actually attending the special meetings.

Q:	When and where will the SCB special meeting be held?

A:	The SCB special meeting will be held at SCB’s headquarters located at 12265 El Camino Real, Suite 210, San Diego, CA 92130, on July 17, 2024, at 8:30 a.m. (local time).

Q:	When and where will the CBC special meeting be held?

A:	The CBC special meeting will be held at CBC’s headquarters located at 1300 Clay Street, Suite 500, Oakland, CA 94612, on July 17, 2024, at 8:30 a.m. (local time).

Q:	Who is entitled to vote at the special meetings?

A:	Shareholders of record as of the close of business on May 31, 2024 (referred to as the “record date”) will be entitled to vote at the special meetings.

Q:	What are the shareholders being asked to vote on?

A:	At the SCB special meeting, SCB shareholders will be asked to vote on the following proposals:

●	Approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of SCB common stock to the shareholders of CBC in connection with the merger (the “SCB merger proposal”);

●	Approval of an amendment to the SCB bylaws to change the allowable range of members of the board of directors to seven (7) to thirteen (13) from its current range of six (6) to eleven (11) (the “SCB bylaw amendment proposal”);

●	Approval of an amendment to the SCB articles of incorporation to change the name of SCB from “Southern California Bancorp” to “California BanCorp” (the “SCB name change proposal”);

●	Approval of an amendment to the SCB articles of incorporation to remove Article Eight to remove the board super majority approval requirement for certain stock issuances (the “SCB articles amendment proposal”); and

●	Approval of the adjournment or postponement of the SCB special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement (the “SCB adjournment proposal”).

At the CBC special meeting, CBC shareholders will be asked to vote on the following proposals:

●	Approval of the principal terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger (the “CBC merger proposal”); and

●	Approval of the adjournment or postponement of the CBC special meeting, if necessary or appropriate, including to solicit additional proxies to approve the merger and merger agreement (the “CBC adjournment proposal”).

Q:	What vote is required to approve each proposal at the SCB special meeting?

A:	SCB Merger Proposal: The affirmative vote of a majority of the outstanding shares of SCB common stock as of the record date.

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SCB Bylaw Amendment Proposal: The affirmative vote of a majority of the outstanding shares of SCB common stock as of the record date.

SCB Name Change Proposal: The affirmative vote of a majority of the outstanding shares of SCB common stock as of the record date.

SCB Articles Amendment Proposal: The affirmative vote of a majority of the outstanding shares of SCB common stock as of the record date.

SCB Adjournment Proposal: The affirmative vote of at least a majority of the issued and outstanding shares of SCB common stock present in person or represented by proxy and voting at the special meeting at which a quorum is present (which shares voting affirmatively constitute at least a majority of the required quorum).

Q:	What vote is required to approve each proposal at the CBC special meeting?

A:	CBC Merger Proposal: The affirmative vote of a majority of the outstanding shares of CBC common stock as of the record date.

CBC Adjournment Proposal: The affirmative vote of at least a majority of the issued and outstanding shares of CBC common stock present in person or represented by proxy and voting at the special meeting at which a quorum is present (which shares voting affirmatively constitute at least a majority of the required quorum).

Q:	Are there any voting agreements with existing shareholders?

A:	All of SCB’s and CBC’s directors at the date of the merger agreement agreed, in writing, to vote their shares in favor of the SCB merger proposal and CBC merger proposal, respectively, and any other matter that is required to be approved by the shareholders of SCB or CBC, respectively, to facilitate the transactions contemplated by the merger agreement. See “The Merger Agreement—Voting Agreements” beginning on page 67 for more information. SCB’s directors collectively hold, as of the record date for the SCB special meeting: 1,004,748 shares of SCB common stock, representing 5.40% of SCB’s issued and outstanding shares of common stock. CBC’s directors collectively hold, as of the record date for the CBC special meeting: 764,742 shares of CBC common stock, representing 8.96% of CBC’s issued and outstanding shares of common stock.

Q:	How does the SCB board of directors recommend that I vote on each proposal?

A:	The SCB board of directors unanimously recommends that you vote “FOR” the SCB merger proposal, “FOR” the SCB bylaw amendment proposal, “FOR” the SCB name change proposal, “FOR” the SCB articles amendment proposal, and “FOR” the SCB adjournment proposal.

In considering the recommendations of the SCB board of directors, SCB shareholders should be aware that SCB directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of SCB shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger— Interests of Certain SCB Directors and Executive Officers in the Merger” beginning on page 49.

Q:	How does the CBC board of directors recommend that I vote on each proposal?

A:	The CBC board of directors unanimously recommends that you vote “FOR” the CBC merger proposal and “FOR” the CBC adjournment proposal.

In considering the recommendations of the CBC board of directors, CBC shareholders should be aware that CBC directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of CBC shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of Certain CBC Directors and Executive Officers in the Merger” beginning on page 49.

Q:	How many votes do I have and how do I vote at the special meeting?

A:	You may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to any of the proposals presented at the special meeting. You are entitled to one vote for each share that you owned as of the record date for the special meeting. See “The SCB Special Meeting — Number of Votes; Voting” beginning on page 20 and “The CBC Special Meeting — Number of Votes; Voting” beginning on page 25 for a discussion of voting with respect to the proposals at the special meetings.

If you are a shareholder of record, you may vote in person at the special meeting, or you may vote by proxy using the enclosed proxy card or by phone or internet using the instructions on the proxy card.

Whether or not you plan to attend the special meeting, you are urged to vote by proxy to ensure your vote is counted. You may still attend the special meeting and vote in person if you have already voted by proxy.

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided or follow the instructions to vote via the Internet or by telephone indicated on the proxy card. If you return your signed proxy card before the special meeting or vote as indicated via the Internet or by telephone, your shares will be voted as you direct.

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If you do not want to vote by proxy and prefer to vote in person, simply attend the special meeting and you will be given a ballot when you arrive.

Q:	Are SCB or CBC shareholders entitled to appraisal or dissenters’ rights?

A:	No. Under the CGCL, neither SCB shareholders nor CBC shareholders are entitled to appraisal or dissenters’ rights in connection with the merger.

Q:	What if my shares are held in street name by my broker or other nominee?

A:	Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the SCB special meeting, except for the SCB bylaw amendment proposal and the SCB name change proposal, and all proposals to be voted on at the CBC special meeting will be “non-routine” matters. If your bank, broker, trustee or other nominee holds your shares of SCB common stock or CBC common stock in “street name,” such entity will vote your shares of SCB common stock or CBC common stock on “non-routine” matters only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

If you are a beneficial owner of SCB common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of SCB common stock:

●	SCB Merger Proposal: your bank, broker, trustee or other nominee may not vote your shares on the SCB merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

●	SCB Bylaw Amendment Proposal: your bank, broker, trustee or other nominee may exercise its voting discretion and vote your shares on the SCB bylaw amendment proposal without specific instructions from you;

●	SCB Name Change Proposal: your bank, broker, trustee or other nominee may exercise its voting discretion and vote your shares on the SCB name change proposal without specific instructions from you;

●	SCB Articles Amendment Proposal: your bank, broker, trustee or other nominee may not vote your shares on the SCB articles amendment proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

●	SCB Adjournment Proposal: your bank, broker, trustee or other nominee may not vote your shares on the SCB adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (unless the votes FOR such proposal do not constitute at least a majority of the required quorum).

If you are a beneficial owner of CBC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of CBC common stock:

●	CBC Merger Proposal: your bank, broker, trustee or other nominee may not vote your shares on the CBC merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

●	CBC Adjournment Proposal: your bank, broker, trustee or other nominee may not vote your shares on the CBC adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (unless the votes FOR such proposal do not constitute at least a majority of the required quorum).

Q:	What is the effect of an abstention or failure to vote?

A:	For purposes of the SCB special meeting, an abstention occurs when an SCB shareholder attends the special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

●	SCB Merger Proposal: An abstention or failure to vote will have the same effect as a vote “AGAINST” the SCB merger proposal;

●	SCB Bylaw Amendment Proposal: An abstention or failure to vote will have the same effect as a vote “AGAINST” the SCB bylaw amendment proposal;

●	SCB Name Change Proposal: An abstention or failure to vote will have the same effect as a vote “AGAINST” the SCB name change proposal;

●	SCB Articles Amendment Proposal: An abstention or failure to vote will have the same effect as a vote “AGAINST” the SCB articles amendment proposal; and

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●	SCB Adjournment Proposal: An abstention or failure to vote will have no effect on the outcome of the SCB adjournment proposal (unless the votes FOR such proposal do not constitute at least a majority of the required quorum).

For purposes of the CBC special meeting, an abstention occurs when a CBC shareholder attends the special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

●	CBC Merger Proposal: An abstention or failure to vote will have the same effect as a vote “AGAINST” the CBC merger proposal; and

●	CBC Adjournment Proposal: An abstention or failure to vote will have no effect on the outcome of the CBC adjournment proposal (unless the votes FOR such proposal do not constitute at least a majority of the required quorum).

Q:	May I revoke or change my vote after I have provided proxy instructions?

A:	Yes. If you hold shares in certificate form or book-entry, you may revoke or change your proxy at any time before the time your proxy is voted at the special meeting by: (i) filing with the respective Corporate Secretary at the applicable address listed below an instrument revoking it or a duly executed proxy bearing a later date; or (ii) appearing and voting in person at the special meeting.

Your attendance alone at the special meeting will not revoke your proxy. If you wish to revoke your vote by providing written notice, such notice must be sent so that notice is received before the vote is taken at the special meeting and should be addressed as follows:

For SCB shareholder: Southern California Bancorp 12265 El Camino Real, Suite 210 San Diego, CA 92310 Attention: Corporate Secretary	For CBC shareholder: California BanCorp 1300 Clay Street, Suite 500 Oakland, CA 94612 Attention: Corporate Secretary

If you have instructed a broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee in order to change those instructions.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the proxy holder designated in your proxy card will vote your proxy as recommended by the respective company’s board of directors, including voting “FOR” each of the proposals to be presented at the respective special meeting.

Q:	What constitutes a quorum for purposes of the special meetings?

A:	A quorum of shareholders is necessary to hold a valid meeting. At each special meeting, a majority of the shares of common stock outstanding on the record date must be represented in person or by proxy at the meeting in order for a quorum to be present for purposes of transacting business. Proxies marked as abstaining on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. If there is no quorum at either special meeting, a majority of the votes present at that special meeting may adjourn the meeting to another date.

Questions and Answers Specific to the Merger and Merger Agreement

Q:	What will happen if the SCB and CBC shareholders approve their respective merger proposals, and what will I receive if the merger is completed?

A:	Subject to the satisfaction or waiver of all other conditions in the merger agreement, including regulatory approvals, if the SCB and CBC shareholders approve their respective merger proposals: (i) CBC will merge with and into SCB, with SCB surviving, followed immediately thereafter by the merger of CBC Bank with and into SCB Bank, with SCB Bank surviving and continuing commercial bank operations of the combined bank following the merger; and (ii) SCB will issue shares of its common stock in exchange for shares of CBC common stock pursuant to the terms of the merger agreement. SCB shareholders will continue to own their existing shares of SCB common stock following the merger.

Please read the sections entitled “The Merger — Terms of the Merger” and “The Merger Agreement — The Merger Consideration” beginning on pages 28 and 56, respectively, for additional information.

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Q:	Is the exchange ratio subject to adjustment based on changes in the price of SCB common stock or CBC common stock?

A:	No. The exchange ratio of 1.590 shares of SCB common stock for each share of CBC common stock is fixed and no adjustments to the exchange ratio will be made based upon changes in the price of either SCB common stock or CBC common stock prior to the completion of the merger. As a result of any such changes in stock price, the aggregate market value of the shares of SCB common stock that a CBC shareholder is entitled to receive at the time that the merger is completed could vary significantly higher and lower from the value of such shares on the date of this joint proxy statement/prospectus, the date of the special meetings or the date on which such CBC shareholder actually receives shares of SCB common stock in the merger.

Q:	Why has SCB’s Board of Directors approved the merger?

A:	The board of directors of SCB believes the merger with CBC is in the best interests of SCB and the SCB shareholders. Please read the section entitled “The Merger — Background of the Merger” beginning on page 28 and “SCB’s Reasons for the Merger; Recommendation of the SCB Board of Directors” beginning on page 34.

Q:	Why has CBC’s Board of Directors approved the merger?

A:	The board of directors of CBC believes the merger with SCB is in the best interests of CBC and the CBC shareholders. Please read the section entitled “The Merger — Background of the Merger” beginning on page 28 and “CBC’s Reasons for the Merger; Recommendation of the CBC Board of Directors” beginning on page 35.

Q:	When do you expect the merger to be completed?

A:	SCB and CBC are working to complete the merger as soon as possible and expect to complete the merger in the third quarter of 2024. However, the merger is subject to various conditions, including shareholder and regulatory approvals. Subject to the various conditions and due to possible factors outside SCB’s and CBC’s control, it is possible that the merger will not be completed until a later time, or not at all. Therefore, there may be a substantial amount of time between the date of the special meeting and the completion of the merger.

Q:	What are the U.S. federal income tax consequences of the merger to CBC shareholders?

A:	The merger is intended to qualify as a “reorganization” for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that SCB and CBC each receive a legal opinion from its respective tax counsel to the effect that the merger will so qualify. Accordingly, holders of CBC common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their CBC common stock for SCB common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of SCB common stock. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a further discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Consequences of the Merger” beginning on page 69.

Q:	What happens if I sell my shares after the record date for the special meeting, but before the special meeting?

A:	If you transfer your shares after the record date for the special meeting but before the date of the special meeting, you will retain your right to vote at the special meeting. However, if you are a CBC shareholder you will not have the right to receive any shares of SCB common stock in exchange for your former shares of CBC common stock if and when the merger is completed. In order to receive shares of SCB common stock in exchange for your shares of CBC common stock, you must hold your CBC common stock through the completion of the merger.

Q:	Should I send in my CBC certificates now?

A:	No. You should NOT send in your CBC stock certificates in the envelope provided for use in returning your proxy card. You will be sent written instructions for exchanging your stock certificates only if the merger and merger agreement and the transactions contemplated therein are approved and completed.

Q:	What should I do now?

A:	You should do two things now:

First, after reading this joint proxy statement/prospectus, you should vote on the proposals. Simply indicate on your proxy card how you want to vote, then sign and mail your proxy card in the enclosed return envelope in time to be represented at the special meeting. Alternatively, you may vote by phone or Internet by following the instructions on your proxy card. If you hold your shares in street name, you should follow your broker’s instructions to vote your shares.

Second, if you are a CBC shareholder and do not hold your shares electronically or own your shares through a brokerage firm which holds your shares in street name, you should immediately locate and make sure you have possession of the certificates evidencing your CBC common stock, if any.

As soon as reasonably practicable after the effective time of the merger, the exchange agent for the merger, Computershare, Inc. (“Computershare”), will mail to each holder of record of a CBC common stock certificate a letter of transmittal and instructions for the surrender of the certificate(s) in exchange for SCB common stock. If you hold your CBC shares in book entry, your CBC shares will be exchanged for SCB common stock without further action on your part.

Q:	What if I lost my share certificates?

A:	IF YOUR CERTIFICATE(S) FOR CBC COMMON STOCK IS/ARE LOST, STOLEN, OR DESTROYED, YOU ARE URGED TO IMMEDIATELY NOTIFY COMPUTERSHARE, CBC’S TRANSFER AGENT AT (800) 962-4284, SO THAT A “STOP TRANSFER” INSTRUCTION CAN BE PLACED ON YOUR LOST CERTIFICATE(S) TO PREVENT TRANSFER OF OWNERSHIP TO ANOTHER PERSON. COMPUTERSHARE WILL SEND YOU THE FORMS TO PERMIT THE ISSUANCE OF A REPLACEMENT CERTIFICATE(S).

Q:	Who can help answer my other questions?

A:	If you are an SCB shareholder and have any additional questions about the merger or the merger agreement you may direct your questions to SCB Investor Relations, Southern California Bancorp, 12265 El Camino Real, Suite 210, San Diego, CA 92130; phone: (844) 265-7622.

If you are a CBC shareholder and have any additional questions about the merger or the merger agreement you may direct your questions to CBC Investor Relations, California BanCorp, 1300 Clay Street, Suite 500, Oakland, CA 94612; phone: (510) 457-3737.

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SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to the shareholders of Southern California Bancorp or California BanCorp. To more fully understand the merger and for a more complete description of the legal terms of the merger, you should read carefully this entire joint proxy statement/prospectus, including the merger agreement and the other documents included with this joint proxy statement/prospectus or incorporated by reference. See “Where You Can Find More Information” beginning on page 93. Page references are included in this summary to direct the reader to a more complete description of the topics.

Throughout this joint proxy statement/prospectus, “SCB” refers to Southern California Bancorp,” and “CBC” refers to California BanCorp. Bank of Southern California, SCB’s wholly owned subsidiary, is referred to as “SCB Bank,” while California Bank of Commerce, CBC’s wholly owned subsidiary, is referred to as “CBC Bank.” Also, throughout this joint proxy statement/prospectus, the Agreement and Plan of Reorganization and Merger, dated as of January 30, 2024 by and between SCB and CBC, is referred to as the “merger agreement.” The merger of CBC with and into SCB is referred to as the “merger” and the merger of CBC Bank with and into SCB Bank is referred to as the “bank merger”. References to the “combined company” refer to SCB immediately following the merger and references to the “combined bank” refer to SCB Bank immediately following the bank merger.

Information About the Companies (Page 71)

SCB and SCB Bank

SCB is a Southern California-based bank holding company for SCB Bank. SCB Bank is a national banking association. SCB Bank has 13 full service branches serving the counties of Los Angeles, Orange, San Diego, and Ventura, and the Inland Empire, and has a strong focus on supporting these local communities. SCB Bank’s customer base is made up of business and personal banking relationships from the communities near its branch office locations. SCB Bank offers products related to business banking. These products include checking accounts, working capital lines of credit, commercial mortgages, and SBA Loans. It also offers traditional lending products with an emphasis on commercial and industrial loans and commercial real estate loans. The bank is a Preferred Lender of the Small Business Administration (“SBA”) 504 and 7(a) loan programs and participates in the State Guaranty Lending Program. Consumer and retail lending activities are limited to home equity lines of credit. SCB Bank also provides consumer deposit products and services, and will continue to do so after the bank merger. SCB Bank also offers traditional banking services including automated teller machines (“ATMs”) and night drop services. Virtual deposit services include remote deposit capture, bill payment, Automated Clearing House (“ACH”) origination, lockbox services, cash vault services, and merchant services. Specializing in providing service to its customers and investing in its local communities, SCB Bank has been recognized by Bauer Financial Top5-Star Rating every quarter since 2022 and Findley Reports Super Premier Performing Bank since 2022.

SCB Bank began business operations in December 2001 under the name Ramona National Bank in Ramona, California. In May 2010, SCB Bank’s name was rebranded to Bank of Southern California, N.A., to better reflect its regional aspirations and goals. Since its founding, its franchise has experienced significant growth through its dedication to serving the communities in which it operates. SCB Bank is a national banking association with its deposits insured by the Federal Deposit Insurance Corporation (“FDIC”), up to the applicable limits. SCB Bank is subject to primary supervision, examination and regulation by the Office of the Comptroller of the Currency (“OCC”).

SCB is a California corporation incorporated on October 2, 2019 and is headquartered in Del Mar, California. On May 15, 2020, SCB completed a reorganization whereby SCB Bank became a wholly owned subsidiary of SCB. SCB is regulated as a bank holding company by the Board of Governors of the Federal Reserve System (“Federal Reserve”).

At March 31, 2024, SCB had total consolidated assets of $2.29 billion, total loans of $1.89 billion, total deposits of $1.93 billion and total shareholders’ equity of $292.5 million.

SCB’s common stock trades on Nasdaq under the symbol “BCAL.”

SCB’s principal executive offices are located at 12265 El Camino Real, Suite 210, San Diego, California 92130 and its telephone number is (844) 265-7622. Its website, which is not part of this joint proxy statement/prospectus, is located at www.banksocal.com

CBC and CBC Bank

CBC is a California corporation organized in 2017 to serve as the holding company for CBC Bank and is headquartered in Oakland, California. CBC Bank is a California-chartered bank founded in 2007 and is headquartered in Walnut Creek, California. In addition to its headquarters, CBC Bank has a full service branch in California located in Contra Costa County and four loan production offices in California located in Alameda County, Contra Costa County, Sacramento County, and Santa Clara County. CBC’s primary business is serving the commercial banking needs of business and professional corporations with a variety of business focused financial services. CBC offers a range of products and services, including commercial checking, savings and money market accounts, certificates of deposit, treasury and cash management services, foreign exchange services, commercial and industrial loans, asset-based loans, loans to dental and veterinary professionals, commercial real estate loans, residential and commercial construction and development loans, online banking, and mobile banking. CBC Bank is subject to primary supervision, examination and regulation by the California Department of Financial Protection and Innovation (“DFPI”) and the FDIC. CBC Bank’s deposits are insured by the FDIC, up to applicable limits.

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CBC commenced operation on June 30, 2017 following a reorganization transaction in which it became the holding company of CBC Bank. As a bank holding company, CBC is subject to regulation and supervision by the Federal Reserve. CBC has no operations other than ownership and management of CBC Bank.

At March 31, 2024, CBC had total consolidated assets of $1.92 billion, total loans of $1.52 billion, total deposits of $1.64 billion and total shareholders’ equity of $200.7 million.

CBC’s common stock trades on Nasdaq under the symbol “CALB”.

CBC’s principal executive offices are located at 1300 Clay Street, Suite 500, Oakland, California 94612 and its telephone number is (510) 457-3615. Its website, which is not part of this joint proxy statement/prospectus, is located at www.californiabankofcommerce.com

Date, Time and Location of the SCB Special Meeting (Page 20)

The SCB special meeting will be held on July 17, 2024, at 8:30 a.m. (local time), at SCB’s headquarters located at 12265 El Camino Real, Suite 210, San Diego, California, 92130. At the special meeting, SCB shareholders will be asked to approve the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal, the SCB articles amendment proposal and the SCB adjournment proposal.

Record Date and Voting Rights for the SCB Special Meeting (Page 20)

Each SCB common shareholder is entitled to vote at the special meeting if he or she owned shares of SCB common stock as of the close of business on May 31, 2024, the record date for the SCB special meeting. Each SCB shareholder will have one vote at the special meeting for each share of SCB common stock that he or she owned on that date.

SCB shareholders of record may vote by internet, phone, mail or by attending the SCB special meeting and voting in person. Each proxy returned to SCB by a holder of SCB common stock, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed SCB proxy that is returned, such proxy will be voted “FOR” the SCB merger proposal, “FOR” the SCB bylaw amendment proposal, “FOR” the SCB name change proposal, “FOR” the SCB articles amendment proposal, and “FOR” the SCB adjournment proposal.

Date, Time and Location of the CBC Special Meeting (Page 25)

The CBC special meeting will be held on July 17, 2024, at 8:30 a.m. (local time), at CBC’s headquarters located at 1300 Clay Street, Suite 500, Oakland, CA 94612. At the special meeting, CBC shareholders will be asked to approve the CBC merger proposal and the CBC adjournment proposal.

Record Date and Voting Rights for the CBC Special Meeting (Page 25)

Each CBC common shareholder is entitled to vote at the special meeting if he or she owned shares of CBC common stock as of the close of business on May 31, 2024, the record date for the CBC special meeting. Each CBC shareholder will have one vote at the special meeting for each share of CBC common stock that he or she owned on that date.

CBC shareholders of record may vote by internet, phone, mail or by attending the CBC special meeting and voting in person. Each proxy returned to CBC by a holder of CBC common stock, which is not revoked, will be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a signed CBC proxy that is returned, such proxy will be voted “FOR” the CBC merger proposal and “FOR” the CBC adjournment proposal.

The Merger (Page 28)

The merger agreement is attached to this joint proxy statement/prospectus as Appendix A, which is incorporated by reference herein. Please read the entire merger agreement. It is the legal document that governs the merger. Pursuant to the terms and conditions set forth in the merger agreement, CBC will be combined into SCB in a transaction in which CBC will merge with and into SCB, with SCB as the surviving corporation, the name of which will be California BanCorp, and immediately thereafter CBC Bank will merge with and into SCB Bank, with SCB Bank as the surviving institution. The parties expect to complete the merger in the third quarter of 2024. SCB believes the transaction will be immediately accretive to SCB’s earnings (excluding one-time transaction costs and expenses), and upon closing SCB will have approximately $4.2 billion in assets and operate fourteen branches and four loan production offices in the Northern and Southern California communities of Alameda, Contra Costa, Los Angeles, Orange, Sacramento, Santa Clara, San Diego, and Ventura counties and the Inland Empire.

Governance of SCB and SCB Bank after the Merger (Page 54)

SCB Name Change

Prior to the effective time, the SCB board of directors will take all actions necessary to cause the SCB articles of incorporation to be amended to change the name of the corporation to California BanCorp effective immediately after the closing of the merger (such amendment, the “SCB name change”). The SCB name change is subject to the approval by SCB shareholders and is SCB Special Meeting Proposal No. 3 at the SCB special meeting and discussed herein beginning on page 23.

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SCB Articles Amendment

Prior to the effective time, the SCB board of directors will take all actions necessary to cause the SCB articles of incorporation to be amended (such amendment, the “SCB articles amendment”). The SCB articles amendment is subject to the approval by SCB shareholders and is SCB Special Meeting Proposal No. 4 at the SCB special meeting and discussed herein beginning on page 24.

SCB Bylaw Amendment

Prior to the effective time, the SCB board of directors will take all actions necessary to cause the bylaws of SCB to be amended as set forth in Exhibit C to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus, to increase the range of the size of the SCB board of directors to seven (7) to thirteen (13) (such amendment, the “SCB bylaw amendment”), and such amended bylaws, as amended immediately prior to the effective time, will be the bylaws of the combined company, until thereafter amended in accordance with applicable law. The SCB board of directors will then fix the size of the SCB board of directors as of the closing of the merger at twelve (12). The SCB bylaw amendment is also subject to SCB shareholder approval and is SCB Special Meeting Proposal No. 2 at the SCB special meeting and discussed herein beginning on page 23.

Boards of Directors of SCB and SCB Bank after the Merger (Page 54)

At the effective time, subject to approval of the SCB bylaw amendment by SCB’s shareholders, the board of directors of SCB and the board of directors of SCB Bank will each consist of 12 directors, of which six will be former members of the CBC board of directors designated by CBC, including Steven E. Shelton, who will serve as Chief Executive Officer of SCB and SCB Bank and a member of the board of directors of SCB and SCB Bank. The remaining six directors will be former members of the SCB board of directors designated by SCB, including David I. Rainer, who will serve as Executive Chairman of the board of directors of SCB and SCB Bank.

Management of SCB and SCB Bank after the Merger

The merger agreement provides that following the effective time (A) Mr. David I. Rainer will serve as the Executive Chairman of the board of directors of SCB and of SCB Bank, (B) Mr. Steven E. Shelton will serve as the Chief Executive Officer of SCB and of SCB Bank, (C) Mr. Thomas A. Sa will serve as the Chief Operating Officer of SCB and of SCB Bank, (D) Mr. Richard Hernandez will serve as the President of SCB and of SCB Bank, and (E) Mr. Thomas G. Dolan will serve as the Chief Financial Officer of SCB and Chief Strategy Officer of SCB Bank.

Merger Consideration (Page 56)

At the effective time of the merger, each issued and outstanding share of CBC common stock (subject to certain exceptions) will, by virtue of the merger and without any action on the part of a CBC shareholder, be converted into the right to receive 1.590 shares of SCB common stock. Cash will be paid in lieu of any fractional share interest.

Exchange Ratio

The common stock exchange ratio is a fixed exchange ratio of 1.590 shares of SCB common stock for each share of CBC common stock, as described below under “The Merger – The Merger Consideration” at page 56. The value of the stock to be received in the merger by the CBC shareholders will not be known at the time the CBC common shareholders vote on the merger and merger agreement.

The following table shows the closing sale prices of SCB common stock and CBC common stock as reported on the Nasdaq, on January 29, 2024, the last trading day before the public announcement of the merger agreement, and on May 31, 2024, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of CBC common stock, which was calculated by multiplying the closing price of SCB common stock on those dates by the exchange ratio of 1.590 rounded to the nearest cent.

			Implied Value
	SCB	CBC	of One Share
	Common	Common	of CBC
	Stock	Stock	Common Stock
January 29, 2024	$16.69	$24.01	$26.54
May 31, 2024	$13.92	$21.90	$22.13

For more information about the exchange ratio, please see the discussion below under “The Merger – The Merger Consideration” at page 56.

Fractional Shares

No fractional shares of SCB common stock will be issued and, in lieu thereof, each holder of CBC common stock who would otherwise be entitled to a fractional share interest of SCB common stock in the exchange will receive an amount in cash, without interest, determined by multiplying such fractional interest by the ten (10) day volume weighted average price of SCB common stock calculated prior to closing of the merger as provided in the merger agreement, as described below under “The Merger – The Merger Consideration” at page 56.

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Treatment of CBC Equity Awards (Page 50)

CBC Stock Options

At the effective time of the merger, each CBC stock option that is outstanding immediately prior to the effective time, whether vested or unvested, will be canceled and will only entitle the holder thereof to receive an amount in cash, rounded down to the nearest whole cent, equal to the product of (i) the total number of shares of CBC common stock subject to such CBC option, multiplied by (ii) the amount, if any, that the product of the SCB average closing price multiplied by the exchange ratio exceeds the exercise price per share of such CBC option, less any applicable taxes required to be withheld with respect to such cash payment. If an option has an exercise price greater than the SCB average share price times the exchange ratio, such out-of-the-money option will be cancelled for no consideration.

CBC Restricted Stock Units

At the effective time, each CBC restricted stock unit that is outstanding immediately prior to the effective time will (i) if granted to a non-employee member of the CBC board of directors who will not be serving on the SCB board of directors at the effective time, fully vest and be cancelled and converted into the right to receive (without interest) the merger consideration and (ii) if not granted to an individual described in clause (i), be assumed and converted based on the exchange ratio into a restricted stock unit in respect of SCB common stock with the same terms and conditions as were applicable under such CBC restricted stock unit immediately prior to the effective time. In addition, CBC restricted stock units held by certain current employees of CBC and CBC Bank who will not continue with the merged entity will fully vest or be treated in accordance with their employment agreements, which generally provide for acceleration of vesting, and be cancelled and converted into the right to receive (without interest) the merger consideration.

SCB’s Reasons for Merger and Factors Considered by SCB’s Board of Directors (Page 34)

Based on SCB’s reasons for the merger described in this joint proxy statement/prospectus, the SCB board of directors believes that the merger is in the best interests of SCB and the SCB shareholders, and unanimously recommends that SCB shareholders vote “FOR” the SCB merger proposal. For a discussion of the circumstances surrounding the merger and the factors considered by SCB’s board of directors in approving the merger agreement, see “The Merger — SCB’s Reasons for the Merger; Recommendation of the SCB Board of Directors” beginning on page 34.

CBC’s Reasons for Merger and Factors Considered by CBC’s Board of Directors (Page 35)

Based on CBC’s reasons for the merger described in this joint proxy statement/prospectus, the CBC board of directors believes that the merger is in the best interests of CBC and the CBC shareholders, and unanimously recommends that CBC shareholders vote “FOR” the CBC merger proposal. For a discussion of the circumstances surrounding the merger and the factors considered by CBC’s board of directors in approving the merger agreement, see “The Merger — CBC’s Reasons for the Merger; Recommendation of the CBC Board of Directors” beginning on page 35.

Opinion of SCB’s Financial Advisor (Page 36 and Appendix B)

MJC Partners, LLC (“MJCP”) delivered its written opinion to SCB’s board of directors on January 29, 2024, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualification on the review undertaken by MJCP as set forth in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of SCB common stock.

The full text of the written opinion of MJCP, dated January 29, 2024, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken is attached as Appendix B to this joint proxy statement/prospectus. SCB’s shareholders should read the opinion carefully in its entirety.

MJCP’s opinion speaks only as of the date of the opinion. MJCP provided its opinion for the information and assistance of SCB’s board of directors in connection with its consideration of the transaction and is directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of SCB common stock. MJCP’s opinion does not constitute a recommendation as to how any holder of SCB common stock should vote on matters to be considered at the SCB special meeting. MJCP’s opinion does not address the underlying business decision of SCB to proceed with the merger, the form or structure of the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for SCB or the effect of any other transaction in which SCB might engage.

Opinion of CBC’s Financial Advisor (Page 41 and Appendix C)

In connection with the merger, CBC’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated January 29, 2024, to the CBC board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CBC common stock of the exchange ratio in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the CBC board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of CBC to engage in the merger or enter into the merger agreement or constitute a recommendation to the CBC board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CBC common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

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Risk Factors (Page 14)

An investment in SCB’s common stock by shareholders of CBC includes substantial risks. See the section entitled “Risk Factors” beginning on page 14 for a discussion of risks associated with the merger and an investment in SCB’s common stock. Other risk factors are discussed in SCB’s filings with the SEC which are incorporated herein by reference.

Procedures for Exchanging CBC Common Stock Certificates (Page 57)

Within five business days after the closing of the merger, SCB’s transfer agent, Computershare, will send to common shareholders of CBC an approved form of transmittal materials. These materials will contain detailed instructions on how to exchange a shareholder’s CBC shares along with materials to be completed and signed. After SCB’s transfer agent receives a completed transmittal letter and corresponding stock certificate(s) from a CBC shareholder, SCB’s transfer agent will issue to the former CBC shareholder the SCB common stock and cash in lieu of fractional shares to which he or she is entitled. If a CBC shareholder holds shares in street name, he or she will instead receive information from his or her bank, broker or other nominee advising such CBC shareholder of the process for receiving the SCB common stock and cash in lieu of fractional shares to which he or she is entitled.

Each CBC shareholder holding certificated shares will need to surrender his or her CBC common stock certificates to receive the shares of SCB common stock and cash in lieu of fractional shares to which they are entitled. However, CBC shareholders should not send any certificates now.

Material U.S. Federal Income Tax Considerations of the Merger (Page 68)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the Code, and it is a condition to completion of the merger that SCB and CBC each receive an opinion from its respective tax counsel to that effect.

Assuming the merger qualifies as a reorganization, subject to the limitations and more detailed discussion set forth in “The Merger—Material U.S. Federal Income Tax Consequences” of this joint proxy statement/prospectus, a CBC common shareholder that is a U.S. holder generally will not recognize gain or loss on such exchange, other than with respect to cash received in lieu of fractional shares of SCB common stock, the tax consequences of which are discussed at the portion of this joint proxy statement/prospectus referenced above.

Tax matters are complicated, and the tax consequences of the merger to a particular CBC shareholder will depend in part on such shareholder’s individual circumstances. Each CBC shareholder is urged to consult his or her own tax advisor for a full understanding of the tax consequences of the merger to such shareholder, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws.

Differences in Rights as a Shareholder (Page 85)

As a CBC shareholder, your rights are currently governed by CBC’s articles of incorporation and bylaws. If you receive SCB common stock in exchange for your CBC common stock, you will become a shareholder of SCB and your rights will be governed by its articles of incorporation and bylaws. You can review the provisions of SCB common stock and comparison in the rights of shareholders between the two companies starting on page 85.

Approval of the Merger Requires the Affirmative Vote of a Majority of the Outstanding Shares of SCB and CBC Common Stock (Page 21 and 26)

The affirmative vote of a majority of the outstanding shares of each of SCB and CBC common stock is necessary to approve the merger agreement and the merger on behalf of SCB and CBC, respectively. At the close of business on the record date, there were 18,540,104 shares of SCB common stock issued and outstanding held by 345 holders of record, and 8,470,724 shares of CBC common stock issued and outstanding held by 205 holders of record. If an SCB or CBC shareholder does not vote, it will have the same effect as a vote “AGAINST” the merger agreement and merger.

The Board of Directors of SCB Owns Shares Which May Be Voted at the SCB Special Meeting (Page 86)

As of the record date, the directors of SCB, as a group, held 1,004,748 shares of SCB common stock, or approximately 5.40% of the issued and outstanding SCB common stock. These directors have each entered into voting agreements with CBC pursuant to which they have agreed, among other things, in their capacity as shareholders of SCB, to vote their shares of SCB common stock in favor of the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal, the SCB articles amendment proposal and any other matter that is required to be approved by the shareholders of SCB to facilitate the transactions contemplated by the merger agreement. The form of voting agreement is attached as Exhibit B to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

The Board of Directors of CBC Owns Shares Which May Be Voted at the CBC Special Meeting (Page 86)

As of the record date, the directors of CBC, as a group, held 764,742 shares of CBC common stock, or approximately 8.96% of the issued and outstanding CBC common stock. These directors have each entered into voting agreements with SCB pursuant to which they have agreed, among other things, in their capacity as shareholders of CBC, to vote their shares of CBC common stock in favor of the CBC merger proposal and any other matter that is required to be approved by the shareholders of CBC to facilitate the transactions contemplated by the merger agreement. The form of voting agreement is attached as Exhibit A to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

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Both SCB and CBC are Prohibited from Soliciting Other Offers (Page 64 )

SCB and CBC both agreed that, while the merger is pending, neither will solicit, initiate, encourage or, subject to some limited exceptions, engage in discussions with any third party other than CBC or SCB regarding extraordinary transactions such as a merger, business combination or sale of a material amount of its assets or capital stock.

SCB and CBC Must Meet Several Conditions to Complete the Merger (Page 65)

Completion of the merger depends on meeting a number of conditions, including the following:

●	a majority of the common shareholders of each of SCB and CBC must approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger;

●	SCB, SCB Bank, CBC and CBC Bank must receive all required regulatory approvals for the merger, and no such approval may contain any condition that would reasonably be likely to have a material adverse effect on SCB and its subsidiaries taken as a whole after giving effect to the merger;

●	there must be no law, injunction or order enacted or issued preventing completion of the merger;

●	the representations and warranties of each of SCB and CBC in the merger agreement must be true and correct, subject to the materiality standards provided in the merger agreement;

●	SCB and CBC must have complied in all material respects with their respective obligations in the merger agreement; and

●	SCB and CBC each shall have received a tax opinion from its respective tax counsel that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Unless prohibited by law, the party benefited by a condition could elect to waive such condition that has not been satisfied and complete the merger. The parties cannot be certain whether or when any of the conditions to the merger will be satisfied, or waived where permissible, or that the merger will be completed.

SCB, SCB Bank, CBC and CBC Bank Have Filed Regulatory Applications to Seek Regulatory Approvals to Complete the Merger (Page 55)

To complete the merger, the parties need prior approval from (i) the Federal Reserve, (ii) the OCC and (iii) the DFPI. The U.S. Department of Justice is also able to provide input into the approval process of federal banking agencies and will have between 15 and 30 days following any approval of a federal banking agency to challenge the approval on antitrust grounds. SCB, SCB Bank, CBC and CBC Bank have filed all necessary applications with the OCC and have filed a request with the Federal Reserve for confirmation that no application is necessary in accordance with its regulations. SCB has filed with the DFPI a request for a waiver or exemption from the advance approval requirements under the California Financial Code with respect to its acquisition of CBC Bank in the merger. The OCC has approved the bank merger and the Federal Reserve has confirmed to SCB that no application is necessary in accordance with its regulations. SCB and CBC cannot predict whether the required regulatory approvals will be obtained or whether any such approvals will have conditions which would be detrimental to SCB following completion of the merger.

Termination of the Merger Agreement (Page 65)

The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including:

●	SCB and CBC can mutually agree at any time to terminate the merger agreement before completing the merger, even if shareholders of SCB or CBC have already voted to approve it;

●	by SCB, on the one hand, or by CBC, on the other, if the other party or parties breach any of its or their representations, warranties, covenants or agreements under the merger agreement that (i) cannot be or has not been cured within thirty (30) days of the giving of written notice to the breaching party or parties and (ii) would entitle the non-breaching party or parties not to consummate the merger;

●	by any party if the merger is not consummated by January 30, 2025, except to the extent that the failure to consummate the merger by that date is due to the terminating party’s failure to perform or observe its obligations, covenants and agreements in the merger agreement;

●	by any party if any required governmental approval of the merger has been denied by final non-appealable action or an application for approval of the merger has been permanently withdrawn at the request of a governmental authority, provided that the reason for the failure to obtain the required governmental approval is not due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants or agreements under the merger agreement;

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●	by SCB prior to obtaining the CBC shareholder approval if (i) CBC or the CBC board of directors have made a change in recommendation, as defined in the merger agreement, or (ii) CBC or the CBC board of directors have breached their obligations under the merger agreement to (y) not solicit other extraordinary transactions or (z) hold the CBC special meeting and recommend the merger to CBC shareholders, each as provided in the merger agreement

●	by CBC prior to obtaining the SCB shareholder approval if (i) SCB or the SCB board of directors have made a change in recommendation, as defined in the merger agreement, or (ii) SCB or the SCB board of directors have breached their obligations under the merger agreement to (y) not solicit other extraordinary transactions or (z) hold the SCB special meeting and recommend the merger to SCB shareholders, each as provided in and subject to the merger agreement.

Termination Fee (Page 66)

If the merger agreement is terminated by either SCB or CBC under certain circumstances, including circumstances involving acquisition proposals and changes in the SCB board recommendation or the CBC board recommendation, SCB or CBC may be required to pay a termination fee to the other party equal to $9.3 million.

SCB and CBC May Amend the Merger Agreement (Page 67)

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite SCB shareholder approval or the requisite CBC shareholder approval, except that after the receipt of the requisite SCB shareholder approval or the requisite CBC shareholder approval, there may not be, without further approval of SCB shareholders or CBC shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

Interests of SCB’s Directors and Executive Officers in the Merger (Page 49)

SCB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SCB, which include, but are not limited to:

●	SCB has entered into an employment agreement with its chief executive officer, David I. Rainer, which is contingent on the closing of the merger; and

●	For current directors of SCB who will not continue as directors after the merger, their SCB restricted stock units will fully vest conditioned upon and at the time the merger closes, subject to approval of the SCB compensation, nominating, and governance committee.

These and other interests of SCB directors and officers are described in more detail in the section entitled “The Merger— Interests of Certain SCB Directors and Officers in the Merger.” The boards of directors of SCB and CBC were aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Interests of CBC’s Directors and Executive Officers in the Merger (Page 49)

CBC directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of CBC, which include, but are not limited to:

●	SCB has entered into an employment agreement with CBC executive officer Steven E. Shelton and Termination and Waiver Agreements, with related offer letters and/or Change in Control Agreements, with CBC executive officers Thomas A. Sa and certain other executives of CBC, which are contingent on the closing of the merger and through which such executives have waived their right to certain change in control severance benefits provided for in their current agreements with CBC and CBC Bank;

●	Each of CBC’s executive officers have “double trigger” change in control provisions in their current employment agreements with CBC and CBC Bank, that provide for severance payments, the accelerated vesting of equity awards and benefits in connection with a qualifying termination of employment in connection with a change in control (including the merger), absent the executive’s wavier;

●	Steven E. Shelton and five persons who are currently directors of CBC, to be designated by CBC, will be appointed to the Board of Directors of SCB and SCB Bank following the merger;

●	Certain of the executive officers of CBC may continue their employment for some period of time with SCB to assist with post-merger integration;

●	SCB has agreed to assume all outstanding restricted share unit awards for any CBC or CBC Bank director or employee who continues with SCB or SCB Bank after the merger, while restricted share unit awards for non-continuing directors will, subject to the terms of CBC’s equity plan, fully vest immediately prior to the merger and be treated as any other outstanding share of CBC common stock. In addition, SCB will cash out all in-the-money CBC stock options immediately prior to the merger, whether or not then vested; and

●	SCB has agreed to honor indemnification obligations of CBC, as well as to purchase liability insurance for CBC’s directors and officers for six years following the merger, subject to the terms of the merger agreement.

These and other interests of CBC directors and officers are described in more detail in the section entitled “The Merger— Interests of Certain CBC Directors and Officers in the Merger.” The boards of directors of SCB and CBC were aware of the foregoing interests and considered them, among other matters, in approving the merger agreement and the merger.

Accounting Treatment of the Merger (Page 55)

The merger will be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”).

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UNAUDITED COMPARABLE PER SHARE DATA

The following table sets forth the book value per share, cash dividends per share, and basic and diluted earnings per common share data for each of SCB and CBC on a historical basis, for SCB on a pro forma combined basis, and on a pro forma combined basis per CBC equivalent share.

The unaudited pro forma data gives effect to: (i) the acquisition by SCB of CBC through the merger of CBC into SCB; and (ii) the issuance of a number of shares of SCB common stock to the shareholders of CBC in connection with the merger. For purposes of presenting pro forma basic and diluted earnings per share, and book value per share, the comparative pro forma data assumes that the CBC acquisition and the merger of CBC with and into SCB were effective on January 1, 2023 or March 31, 2024, as applicable. The data in the column “Pro Forma Equivalent Per CBC Share” shows the effect of the merger from the perspective of an owner of CBC common stock, and was obtained by multiplying the Combined Pro Forma Amounts for SCB by the exchange ratio of 1.59. The unaudited pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements, or other possible financial benefits of the merger to the combined company, and does not attempt to suggest or predict future results.

This information does not purport to reflect what the historical results of the combined company would have been had SCB and CBC been combined during these periods.

			Combined
			Pro Forma	Pro Forma
			Amounts	Equivalent
	SCB	CBC	for	Per
	Historical	Historical	SCB [1]	CBC [2]
As of and for the three months ended March 31, 2024
Earnings per share - basic	$0.27	$0.45	$0.39	$0.62
Earnings per share - diluted	$0.26	$0.45	$0.39	$0.61
Book value, per share	$15.79	$23.79	$14.62	$23.25
As of and for the year ended December 31, 2023
Earnings per share - basic	$1.42	$2.58	$1.11	$1.76
Earnings per share - diluted	$1.39	$2.56	$1.09	$1.74
Book value, per share	$15.69	$23.38	$14.43	$22.94

1.	Pro forma adjustment assumes SCB stock price of $14.91 as of March 31, 2024. For purposes of presenting pro forma basic and diluted earnings per share, the combined pro forma data assumes that the CBC acquisition and the merger of CBC with and into SCB were effective January 1, 2023. The combined pro forma book value per share data assumes that the CBC acquisition and the merger of CBC with and into SCB were effective on March 31, 2024.

2.	Pro forma equivalents per CBC share were calculated by multiplying the combined pro forma amounts by the fixed exchange ratio of 1.59 shares.

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RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” you should be aware of and carefully consider the following risks and uncertainties that are applicable to the merger agreement, the merger, SCB and CBC before deciding whether to vote for the approval of the principal terms of the merger agreement and the transactions contemplated thereby, including the merger, and the approval of the other proposals to be submitted at the special meetings. You should also consider the risks relating to the businesses of SCB and CBC and ownership of SCB common stock and CBC common stock under the caption “Risk Factors” appearing in their respective Annual Reports on Form 10-K for the year ended December 31, 2023 that have been filed with the SEC, as well as any subsequent documents filed by SCB and CBC with the SEC. See “Where You Can Find More Information.”

Because the market price of SCB common stock may fluctuate, shareholders cannot be sure of the market value of the SCB common stock that will be issued in the merger.

Under the terms of the merger agreement, the exchange ratio for the merger consideration to be issued by SCB to CBC shareholders is fixed at 1.590 shares of SCB common stock for each share of CBC common stock. While the exchange ratio in the merger is fixed, the value of SCB common stock that will be issued in the merger is not. The closing price of SCB’s common stock as quoted on Nasdaq was $16.69 on January 29, 2024, the trading date immediately preceding the day on which the merger was publicly announced. As of May 31, 2024, the closing price of SCB common stock as reported on Nasdaq was $13.92. The market price of SCB common stock will vary from these prices, and will also vary from the price on the date that this document is mailed to CBC shareholders or on the date of CBC’s special meeting of shareholders. The market price of SCB common stock changes as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of SCB. As a result of the fixed 1.590 exchange ratio, the market value of the shares of SCB common stock that CBC shareholders receive in the merger will both increase and decline correspondingly with increases and declines in the market price of SCB common stock. Neither SCB nor CBC is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of SCB common stock or CBC common stock. Because the merger will be completed after the special meetings, at the time of the special meetings you will not know the market value of the SCB common stock that CBC shareholders will receive for shares of CBC common stock upon completion of the merger.

Recent events impacting the financial services industry may adversely affect the business of SCB, CBC and the market price of their respective common stock.

Recent developments and events in the financial services industry, including the large-scale deposit withdrawals over a short period of time at Silicon Valley Bank, First Republic Bank, and more recently Republic First Bank, that resulted in the failure of those institutions have resulted in decreased confidence in banks among depositors, other counterparties and investors, as well as significant disruption, volatility and reduced valuations of equity and other securities of banks in the capital markets. These events have occurred against the backdrop of a rising interest rate environment which, among other things, has resulted in unrealized losses in longer duration securities and loans held by banks, more competition for bank deposits and may increase the risk of a potential recession. These events and developments could materially and adversely impact the business or financial condition of each of SCB and CBC and the combined company following completion of the merger, including through potential liquidity pressures, reduced net interest margins, and potential increased credit losses. These recent events and developments have, and could continue to, adversely impact the market price and volatility of SCB common stock and CBC common stock. These recent events may also result in changes to laws or regulations governing banks and bank holding companies or result in the impositions of restrictions through supervisory or enforcement activities, including higher capital requirements, which could have a material impact on the businesses of each of SCB and CBC and the combined company following completion of the merger. The cost of resolving the recent failures may prompt the FDIC to increase its premiums above the recently increased levels or to issue additional special assessments. SCB and CBC are generally unable to control the amount of premiums or special assessments that their respective banking subsidiaries may be required to pay for FDIC insurance.

Directors and officers of SCB and CBC have interests in the merger that are in addition to or different than the interests of SCB and CBC shareholders.

SCB directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of SCB, which include, but are not limited to:

●	SCB has entered into an employment agreement with its chief executive officer, David I. Rainer, which is contingent on the closing of the merger; and

●	For current directors of SCB who will not continue as directors after the merger, their SCB restricted stock units will fully vest conditioned upon and at the time merger closes and the approval of the SCB compensation. nominations, and governance committee.

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CBC directors and officers have interests in the merger as individuals that are in addition to, or different from, their interests as shareholders of CBC, which include, but are not limited to:

●	SCB has entered into an employment agreement with CBC executive officer Steven E. Shelton and Termination and Waiver Agreements, with related offer letters and/or Change in Control Agreements, with CBC executive officers Thomas A. Sa, and certain other executive officers of CBC, which are contingent on the closing of the merger and through which such executives have waived their right to certain change in control severance benefits provided for in their current agreements with CBC and CBC Bank;

●	Each of CBC’s executive officers have “double trigger” change in control provisions in their current employment agreements with CBC and CBC Bank that provide for severance payments, the accelerated vesting of equity awards and benefits in connection with a qualifying termination of employment in connection with a change in control (including the merger), absent the executive’s wavier;

●	Steven E. Shelton and five persons who are currently directors of CBC, to be designated by CBC, will be appointed to the Board of Directors of SCB and SCB Bank following the merger;

●	Certain of the executive officers of CBC may continue their employment for some period of time with SCB to assist with post-merger integration;

●	SCB has agreed to assume all outstanding restricted share unit awards for any CBC or CBC Bank director or employee who continues with SCB or SCB Bank after the merger, while restricted share unit awards for non-continuing directors will, subject to the terms of CBC’s equity plan, fully vest immediately prior to the merger and be treated as any other outstanding share of CBC common stock. In addition, SCB shall cash out all in-the-money CBC stock options immediately prior to the merger, whether or not vested; and

●	SCB has agreed to honor indemnification obligations of CBC, as well as to purchase liability insurance for CBC’s directors and officers for six years following the merger, subject to the terms of the merger agreement.

You should consider these interests in conjunction with the recommendation of the board of directors of SCB and CBC with respect to approval of the merger. For a more detailed discussion of these interests, see the sections entitled The Merger—Interests of Certain SCB Directors and Officers in the Merger” and “The Merger—Interests of Certain CBC Directors and Officers in the Merger.”

In connection with the merger, SCB will assume CBC’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the merger could adversely affect the combined company’s ability to raise additional capital and meet its obligations under existing indebtedness.

In connection with the merger, SCB has agreed to assume, or to cause its subsidiary to assume, CBC’s outstanding debt obligations, which aggregated approximately $55.0 million as of March 31, 2024, including the obligations under CBC’s 5.00% fixed-to-floating rate subordinated notes due 2030 and its 3.50% fixed-to-floating rate subordinated notes due 2031 (the “subordinated notes”). In connection with the assumption of the subordinated notes, SCB and CBC will enter into any supplemental indentures or other documents reasonably required by the trustee to make such assumption effective.

SCB’s existing debt, together with any future occurrence of additional indebtedness, and the assumption of CBC’s outstanding indebtedness, could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures; restrict the combined company from paying dividends to its shareholders; increase the combined company’s vulnerability to general economic and industry conditions; and require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

SCB and CBC will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SCB and CBC. These uncertainties may impair SCB’s or CBC’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others who deal with SCB or CBC to seek to change existing business relationships with SCB or CBC. Customers, suppliers, business partners and other parties with which SCB and CBC maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with SCB and CBC, or fail to extend an existing relationship with SCB and CBC. In addition, the merger agreement requires that SCB and CBC conduct their business in the ordinary course of business consistent with past practice and restricts SCB and CBC from taking certain actions prior to the effective time or termination of the merger agreement without SCB’s or CBC’s consent in writing. These restrictions may prevent SCB or CBC from pursuing attractive business opportunities that may arise prior to the completion of the merger. For a more detailed discussion of conduct pending the merger, see the section entitled “The Merger Agreement — Covenants and Agreements.”

The current interest rate environment may adversely impact the fair value adjustments of investments and loans acquired in the merger.

Upon the closing of the merger, the combined company will need to adjust the fair value of CBC’s investment and loan portfolios. An increase in interest rates could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the combined company’s capital ratios, which may result in the combined company taking steps to strengthen its capital position.

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The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire CBC or SCB.

Until the closing of the merger, with some limited exceptions, SCB and CBC are prohibited from soliciting, initiating, encouraging or participating in any discussion of, or otherwise considering any inquiries or proposals that may lead to, an acquisition proposal, such as a merger or other business combination transaction, with any person other than CBC or SCB. In addition, each party has agreed to pay a termination fee of $9.3 million to the other party in specified circumstances. See “The Merger Agreement —Termination Fee.” These provisions could discourage other companies from trying to acquire CBC even though those other companies might be willing to offer greater value to CBC shareholders than SCB has offered in the merger. These provisions could also discourage other companies from trying to acquire SCB while the merger is pending. The payment of the termination fee could also have a material adverse effect on SCB’s or CBC’s financial condition.

The combined company may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, the ability of SCB, as the combined company, to realize the anticipated revenue enhancements and efficiencies and to combine the businesses of SCB Bank and CBC Bank in a manner that does not materially disrupt the existing customer relationships of either bank or result in decreased revenues resulting from any loss of customers and that permits growth opportunities to occur. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

SCB Bank and CBC Bank have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of SCB Bank, as the combined bank, to maintain relationships with clients, customers, depositors and employees or for the combined bank to achieve the anticipated benefits of the merger. Integration efforts between the SCB Bank and CBC Bank could also divert management attention and resources. These integration matters could have an adverse effect on each of SCB Bank and CBC Bank during the transition period and on the combined company following completion of the merger.

The combined company may be unable to retain SCB and/or CBC personnel after the merger is completed.

The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by SCB and CBC. It is possible that these employees may decide not to remain with SCB or CBC, as applicable, while the merger is pending or with the combined company after the merger is consummated. If SCB and CBC are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, SCB and CBC could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. SCB and CBC also may not be able to locate or retain suitable replacements for any key employees who leave either company.

The unaudited pro forma condensed consolidated combined financial data included in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be indicative of the combined company’s financial condition or results of operations of the combined company following the merger.

The unaudited pro forma condensed combined consolidated financial data contained in this joint proxy statement/prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma condensed combined consolidated financial data.

In addition, the unaudited pro forma condensed combined consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record CBC’s identifiable assets acquired and liabilities assumed at fair value and the resulting preliminary goodwill recognized. The pro forma adjustments reflected in this joint proxy statement/prospectus are preliminary, and the final pro forma adjustments will be based upon the actual purchase price and the fair value of the assets and liabilities of CBC as of the date of the completion of the merger. Financial markets generally, and the market prices of SCB’s common stock and CBC’s common stock, are experiencing higher than normal volatility and, therefore, the actual purchase price may vary significantly from the purchase price used in preparing the unaudited pro forma combined condensed consolidated financial information in this joint proxy statement/prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Data” beginning on page 73. Additionally, any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

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The market price of SCB common stock after the merger may be affected by factors different from those affecting the shares of CBC or SCB currently.

Upon completion of the merger, holders of CBC common stock will become holders of SCB common stock. SCB’s business and geography differs from that of CBC, and, accordingly, the financial condition and results of operations of the combined company and the market price of SCB common stock after the completion of the merger may be affected by factors different from those currently affecting the financial condition and results of operations of SCB or CBC on a standalone basis.

Sales of substantial amounts of SCB’s common stock in the open market by former CBC shareholders could depress SCB’s stock price.

Shares of SCB common stock that are issued to CBC shareholders in the merger will be freely tradable by persons other than affiliates of SCB without restrictions or further registration under the Securities Act. As of the close of business on the record date, SCB had approximately 18,540,104 shares of common stock issued and outstanding and 1,246,001 shares of SCB common stock were reserved for issuance under SCB’s equity incentive plans. Based on the number of CBC common stock currently issued and outstanding and assuming holders of all outstanding CBC stock options do not exercise their options prior to closing but are cashed out as provided in the merger agreement, SCB currently expects to issue approximately 13,468,451 shares of its common stock in connection with the merger.

If the merger is completed, CBC’s former shareholders may sell substantial amounts of SCB common stock in the public market following completion of the merger. Any such sales may cause the market price of SCB common stock to decrease. These sales might also make it more difficult for SCB to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The opinion received by SCB’s board of directors from SCB’s financial advisor, and the opinion received by CBC’s board of directors from CBC’s financial advisor, prior to the signing of the merger agreement will not reflect any changes since the date of such opinions.

Changes in the operations and prospects of SCB or CBC, general market and economic conditions and other factors that may be beyond the control of SCB and CBC, may alter the value of SCB or CBC or the market price for shares of SCB common stock or CBC common stock by the time the merger is completed. The opinions delivered by MJCP to the SCB board of directors, and by KBW to the CBC board of directors, do not speak as of any date other than the date of such opinions, which were both delivered on and dated January 29, 2024. MJCP’s opinion is attached as Appendix B to this joint proxy statement/prospectus and KBW’s opinion is attached as Appendix C to this joint proxy statement/prospectus. For a description of MJCP’s opinion, see “The Merger—Opinion of SCB’s Financial Advisor.” For a description of KBW’s opinion, see “The Merger—Opinion of CBC’s Financial Advisor.” For a description of the other factors considered by the SCB board of directors in determining to approve the merger, see “The Merger—SCB’s Reasons for the Merger; Recommendation of the SCB Board of Directors.” For a description of the other factors considered by the CBC board of directors in determining to approve the merger, see “The Merger—CBC’s Reasons for the Merger; Recommendation of the CBC Board of Directors.”

The merger is subject to the receipt of approvals or waivers from regulatory authorities that may impose conditions that could have an adverse effect on the combined company.

Before the merger can be completed, various approvals or waivers must be obtained from bank regulatory authorities. These authorities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although SCB and CBC do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger, imposing additional costs on, or limiting the revenues of the combined company following the merger or causing SCB or CBC to terminate the merger agreement, which would result in the merger not occurring. See “The Merger — Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger.”

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the prices of SCB common stock and CBC common stock to decline.

Consummation of the merger is subject to customary conditions to closing in addition to the receipt of the required regulatory approvals and approvals of the SCB and CBC shareholders of the merger. If any condition to the merger is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, SCB and CBC may terminate the merger agreement under certain circumstances even if the merger agreement is approved by SCB and CBC shareholders, including if the merger has not been completed on or before January 30, 2025. If the merger is not completed, the respective trading prices of SCB and CBC common stock on Nasdaq may decline to the extent that the current prices reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. Additionally, both SCB and CBC would have incurred significant expenses which could have a significant and material impact on their consolidated financial conditions and consolidated results of operations. For more information on closing conditions to the merger agreement, see “The Merger Agreement—Conditions to Completion of the Merger.”

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SCB and CBC have incurred and will incur substantial additional expenses related to the merger.

SCB and CBC have incurred and will continue to incur substantial nonrecurring expenses associated with the merger. These include legal, accounting, financial advisory and other consulting expenses, as well as employee retention, severance and benefits-related expenses, and contract termination fees. Some of these expenses are payable by SCB and CBC regardless of whether the merger is completed. In addition, the combined company will incur substantial expenses in connection with consummation of the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of CBC into that of SCB. Although SCB and CBC have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. While SCB and CBC have assumed that a certain level of costs will be incurred, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result of these expenses, both SCB and CBC expect to take charges against their earnings before completion of the merger and SCB expects to take charges against its earnings after completion of the merger. The charges taken in connection with the merger are expected to be significant, although the aggregate amount and timing of such charges are uncertain at present.

The merger may distract management of SCB and CBC from their other responsibilities.

The merger could cause the management of SCB and CBC to focus their time and energies on matters related to the merger that otherwise would be directed to their respective businesses and operations. Any such distraction on the part of management, if significant, could affect the ability of SCB and CBC to service existing business and develop new business and may adversely affect their businesses and earnings.

The shares of SCB common stock to be received by CBC shareholders as a result of the merger will have different rights than shares of the CBC’s common stock.

Upon completion of the merger, CBC’s shareholders will become SCB shareholders and their rights as shareholders will be governed by the SCB articles of incorporation and bylaws. The rights associated with CBC common stock are different from the rights associated with SCB common stock. See “Comparison of the Rights of Shareholders” beginning on page 85.”

Holders of SCB and CBC common stock will have reduced ownership and voting interests in the combined company after the merger and will exercise less influence over management.

Holders of SCB common stock currently have the right to vote in the election of the board of directors and on other matters affecting SCB. Holders of CBC common stock currently have the right to vote in the election of the board of directors and on other matters affecting CBC. Upon the completion of the merger, each CBC shareholder who receives shares of SCB common stock will become a shareholder of SCB with a percentage ownership of the combined company that is smaller than the shareholder’s percentage ownership of CBC. Similarly, as a result of SCB’s issuance of shares of SCB common stock in exchange for CBC common stock, upon completion of the merger, each SCB shareholder’s shares of SCB common stock will represent a percentage ownership of the combined company that is smaller than the shareholder’s percentage ownership of SCB immediately prior to the merger. In the aggregate, when the merger is completed, CBC’s current shareholders are expected to own approximately 42% of the issued and outstanding shares of the combine company and SCB’s shareholders are expected to own approximately 58% of the combined company. Because of this, SCB shareholders and CBC shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of SCB and CBC, as the case may be.

Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of SCB and CBC.

SCB shareholders and/or CBC shareholders may file lawsuits against SCB, CBC and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no judgment, decree, injunction or other order issued by any jurisdiction or governmental authority preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting SCB or CBC defendants from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to SCB and/or CBC, including any cost associated with the indemnification of directors and officers of each company or the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the consolidated financial condition and consolidated results of operations of SCB and CBC and could prevent or delay the completion of the merger.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This joint proxy statement/prospectus may contain certain forward-looking statements, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed merger of SCB and CBC, the timing of completion of the merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of SCB or CBC to terminate their agreement with respect to the merger; the outcome of any legal proceedings that may be instituted against SCB or CBC; delays in completing the merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the merger); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the merger on a timely basis or at all; the ability to complete the merger and integration of SCB and CBC successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the merger disrupts the business of SCB, CBC or both; difficulties in retaining employees or customers; the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; and other factors that may affect the future results of SCB and CBC. Additional factors that could cause results to differ materially from those described above can be found in SCB’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and is available in the “Investor Relations” section of SCB’s website, www.banksocal.com, in CBC’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and is available in the “Investor Relations” section of CBC’s website, www.californiabankofcommerce.com, and in other documents that SCB and CBC file with the SEC. Investors may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither SCB nor CBC assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

GENERAL INFORMATION

This document also constitutes a proxy statement for, and is being furnished to all record holders of, SCB in connection with the solicitation of proxies by the board of directors of SCB to be used at a special meeting of shareholders of SCB to be held on July 17, 2024 and any adjournment or postponement of the SCB special meeting. The purposes of the SCB special meeting are to consider and vote upon a proposal to approve the merger and principal terms of the merger agreement, a proposal to approve the SCB bylaw amendment to increase the range of the board of directors, a proposal to approve the SCB name change to change the name of the company to “California BanCorp”, a proposal to approve the SCB articles amendment to remove the board super majority approval requirement for certain stock issuances, and a proposal to adjourn the SCB special meeting to the extent necessary to solicit additional votes on the merger and the merger agreement.

This document constitutes a proxy statement for, and is being furnished to all record holders of, CBC in connection with the solicitation of proxies by the board of directors of CBC to be used at a special meeting of shareholders of CBC to be held on July 17, 2024 and any adjournment or postponement of the CBC special meeting. The purposes of the CBC special meeting are to consider and vote upon a proposal to approve the merger and the principal terms of the merger agreement and a proposal to adjourn the CBC special meeting to the extent necessary to solicit additional votes on the merger and the merger agreement.

This document also constitutes a prospectus of SCB relating to the SCB common stock to be issued upon completion of the merger to holders of CBC common stock as the merger consideration. See “The Merger Agreement —The Merger Consideration” beginning on page 56. Based on 8,470,724 shares of CBC common stock issued and outstanding on May 31, 2024 and an exchange ratio of 1.590, approximately 13,468,451 shares of SCB common stock will be issuable to shareholders of CBC upon completion of the merger.

SCB has supplied all of the information contained or incorporated by reference herein relating to SCB and SCB Bank, and CBC has supplied all of the information contained herein relating to CBC and CBC Bank.

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THE SCB SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to SCB shareholders as part of a solicitation of proxies by the SCB board of directors for use at the SCB special meeting and at any adjournments or postponements of the special meeting. This joint proxy statement/prospectus provides SCB shareholders with important information about the SCB special meeting and should be read carefully in its entirety.

Date, Time and Place of the SCB Special Meeting

The SCB special meeting will be held at SCB’s headquarters located at 12265 El Camino Real, Suite 210, San Diego, CA 92130, on July 17, 2024, at 8:30 a.m. (local time).

Record Date for the SCB Special Meeting; Shares Entitled to Vote

Only holders of record of SCB common stock at the close of business on May 31, 2024 which is the record date for the SCB special meeting, are entitled to receive notice of and to vote at the meeting. On the record date, SCB had 18,540,104 shares of its common stock issued, outstanding and eligible to vote at the special meeting.

Quorum

A majority of the shares of SCB common stock outstanding on the record date must be represented in person or by proxy at the SCB special meeting in order for a quorum to be present for purposes of transacting business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. If there is no quorum at the SCB special meeting, the affirmative vote of at least a majority of the votes present in person or represented by proxy and voting at the special meeting may adjourn the special meeting to another date.

Matters to be Considered

At the SCB special meeting, SCB shareholders will be asked to consider and vote on the following proposals:

●	the SCB merger proposal;

●	the SCB bylaw amendment proposal;

●	the SCB name change proposal;

●	the SCB articles amendment proposal; and

●	the SCB adjournment proposal.

Recommendation of the SCB Board of Directors

The board of directors of SCB unanimously recommends that the SCB shareholders vote “FOR” the SCB merger proposal, “FOR” the SCB bylaw amendment proposal, “FOR” the SCB name change proposal, “FOR” the SCB articles amendment proposal, and “FOR” the SCB adjournment proposal.

Number of Votes; Voting

Each holder of SCB common stock is entitled to cast one vote, in person or by proxy, for each share held in that shareholder’s name on the books of SCB as of the record date on all matters to be submitted to the vote of the shareholders. You may vote online, by phone, by mail or in person. If you wish to vote by mail, simply cast your vote on the proxy card that you will receive and sign and return it in the accompanying Business Reply Envelope. If you wish to vote in person at the SCB special meeting, simply check the box on the proxy card indicating that you plan to attend the special meeting. To vote online or by phone, you will need your “shareholder control number,” which is located in the bottom right-hand corner of the proxy card and the web address and toll-free phone number, both of which are included on the proxy card. No other personal information will be required in order to vote in this manner.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the SCB special meeting, except for the SCB bylaw amendment proposal and the SCB name change proposal, will be “non-routine” matters. If your bank, broker, trustee or other nominee holds your shares of SCB common stock in “street name,” such entity will vote your shares of SCB common stock on “non-routine” matters only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

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Votes Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

SCB Merger Proposal

The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required to approve the SCB merger proposal. If you are present at the SCB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the SCB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.

SCB Bylaw Amendment Proposal

The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required to approve the SCB bylaw amendment proposal. If you are present at the SCB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. It is expected that the SCB bylaw amendment proposal will be deemed a “routine” matter, as a result your bank, broker, trustee or other nominee may vote on such proposal without instructions from you.

SCB Name Change Proposal

The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required to approve the SCB name change proposal. If you are present at the SCB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. It is expected that the SCB name change proposal will be deemed a “routine” matter, as a result your bank, broker, trustee or other nominee may vote on such proposal without instructions from you.

SCB Articles Amendment Proposal

The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required to approve the SCB articles amendment proposal. If you are present at the SCB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the SCB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.

SCB Adjournment Proposal

The affirmative vote of at least a majority of the outstanding shares of common stock present in person or represented by proxy and voting at the SCB special meeting at which a quorum is present (which shares voting affirmatively constitute at least a majority of the required quorum) is required to approve the SCB adjournment proposal. If you are present at the SCB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of the SCB adjournment proposal (unless the votes “FOR” such proposal do not constitute at least a majority of the required quorum). If you are not present at the SCB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal (unless the votes “FOR” such proposal do not constitute at least a majority of the required quorum).

Shares of SCB Common Stock Subject to Voting Agreements

Each member of the SCB board of directors, who own in the aggregate approximately 5.4% of the outstanding shares of SCB common stock as of the record date, has entered into a voting agreement with CBC pursuant to which such director has agreed to vote all shares of SCB common stock that such director owns and has the power to vote in favor of the SCB merger proposal, the SCB bylaw amendment proposal and any other matter that is required to be approved by the shareholders of SCB to facilitate the transactions contemplated by the merger agreement. The voting agreements signed by the SCB directors are substantially in the form attached as Exhibit B to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. See “The Merger Agreement—Voting Agreements” beginning on page 67.

Voting of Proxies

Submitting Proxies

Whether or not you plan to attend the SCB special meeting, we urge you to complete, sign and date the enclosed proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the special meeting and vote. Instructions for all voting can be found on the proxy card included with this joint proxy statement/prospectus.

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SCB shareholders who hold their shares in “street name” (that is, through a broker or other nominee) must vote their shares through the broker or other nominee. You should receive a form from your broker or other nominee asking how you want to vote your shares. Follow the instructions on that form to give voting instructions to your broker or other nominee. You may also vote over the Internet or by telephone if your shares are held in street name and your broker or other nominee has made provisions for such voting.

If you properly fill in your proxy card and send it to us in time to vote, your “proxy holders” (the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy holders will vote your shares as recommended by the SCB board of directors as follows:

“FOR” the SCB merger proposal;

“FOR” the SCB bylaw amendment proposal;

“FOR” the SCB name change proposal;

“FOR” the SCB articles amendment proposal; and

“FOR” the SCB adjournment proposal.

Revoking Proxies

SCB shareholders who hold their shares in certificate form may revoke their proxies at any time before the time their proxies are voted at the SCB special meeting by: (i) filing with the Corporate Secretary of SCB an instrument revoking it or a duly executed proxy bearing a later date; or (ii) appearing and voting in person at the special meeting. Subject to such revocation, shares represented by a properly executed proxy received in time for the SCB special meeting will be voted by the proxy holders in accordance with the instructions on the proxy. IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS LISTED ON THE PROXY. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE SCB SPECIAL MEETING, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF SCB’S BOARD OF DIRECTORS.

Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at the special meeting as follows:

Southern California Bancorp

12265 El Camino Real, Suite 210

San Diego, CA 92130

Attention: Manisha K. Merchant, Corporate Secretary

A shareholder who has instructed a broker or other nominee to vote his or her shares must follow directions received from his or her broker or other nominee in order to change those instructions.

Other Matters

Under California law, no other business may be conducted at the SCB special meeting.

Dissenters’ Rights

In connection with the merger, under the CGCL, SCB shareholders are not entitled to exercise dissenters’ rights.

Solicitation of Proxies

The SCB board of directors is soliciting the proxies for the special meeting. SCB will pay for the cost of solicitation of proxies. In addition to solicitation by mail, SCB’s directors, officers and employees may also solicit proxies from shareholders by telephone, email, facsimile, or in person. SCB will not pay any additional compensation to these directors, officers or employees for these activities, but may reimburse them for reasonable out-of-pocket expenses.

Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. SCB will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

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SCB PROPOSALS

Proposal 1: SCB Merger Proposal

SCB is asking holders of SCB common stock to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of SCB common stock pursuant to the merger agreement. Holders of SCB common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendixes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the SCB board of directors, by a unanimous vote of all directors, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of SCB and its shareholders, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger — SCB’s Reasons for the Merger; Recommendation of the SCB Board of Directors” for a more detailed discussion of the SCB board of directors’ recommendation.

The SCB board of directors unanimously recommends a vote “FOR” the SCB merger proposal.

Proposal 2: SCB Bylaw Amendment Proposal

As required by the merger agreement, SCB is asking SCB shareholders to approve the SCB bylaw amendment proposal.

The SCB bylaws currently authorize a range of six to 11 directors, with the exact number of directors within such range to be fixed by vote of the SCB board of directors or SCB’s shareholders. The merger agreement provides that at the effective time of the merger, the SCB board of directors will be comprised of 12 directors, including six continuing directors from SCB and six directors from the CBC board of directors. Because the SCB bylaws currently authorize a maximum of only 11 directors, in the merger agreement, SCB and CBC agreed that SCB would present this proposal to SCB shareholders at the SCB special meeting.

The SCB board of directors strongly believes that a larger board will provide greater diversity of ideas and the additional support needed to oversee a publicly traded company, which is particularly important in maintaining a highly functional board. In addition, the SCB board desires to amend the range of directors in order to accommodate changes to the number of directors required by the merger agreement, and to provide flexibility in the event of future additions to the board.

The SCB board of directors has approved an amendment to the SCB bylaws that would increase the range of the size of the board of directors from six to 11 directors to seven to 13 directors. The change would be made to Article III, Section 2 of the bylaws.

The amendment to the bylaws reads as follows:

“Section 2. Number of Directors. The authorized number of directors shall not be less than seven (7) nor more than thirteen (13). The exact number of authorized directors shall be fixed, within the limits specified above, by a resolution amending such exact number, duly adopted by the board of directors or by the shareholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

If approved by the SCB shareholders, the SCB bylaw amendment will become effective immediately and regardless of whether the merger is ever completed.

The approval of the SCB bylaw amendment proposal by holders of SCB common stock is necessary to satisfy the conditions to the completion of the merger.

The SCB board of directors unanimously recommends a vote “FOR” the SCB bylaw amendment proposal.

Proposal 3: SCB Name Change Proposal

As contemplated by the merger agreement, SCB is asking SCB shareholder to approve an amendment to SCB’s articles of incorporation to change SCB’s corporate name to “California BanCorp.”

In the merger agreement, SCB and CBC agreed to select a new name for SCB as the combined company. SCB and CBC have agreed to change SCB’s name to “California BanCorp.” The name change is intended to more closely align the name of the company with its broader geographic market following completion of the merger. In addition, the SCB board of directors believes this change will simplify corporate communications while still maintaining the merged company’s core branding.

SCB will effect the name change by amending its articles of incorporation, which requires the approval of SCB’s shareholders. On May 7, 2024, the SCB board of directors unanimously approved an amendment to SCB’s articles of incorporation to change the corporate name from “Southern California Bancorp” to “California BanCorp.” SCB is asking SCB shareholders to approve the name change at the SCB special meeting.

The SCB board of directors has adopted resolutions setting forth the proposed name change in the form of an amendment to Article One and recommends that the shareholders approve such amendment. The resolutions also provide that the amendment be submitted to the shareholders entitled to vote on it for consideration at the SCB special meeting in accordance with the California Corporations Code. The following is the text of the proposed amendment to Article One of SCB’s articles of incorporation:

“The name of this Corporation is: California BanCorp”

If approved by the SCB shareholders, the SCB name change will become effective immediately upon completion of the merger. SCB will not implement the SCB name change proposal unless the merger is completed.

If the SCB name change becomes effective, the rights of shareholders holding certificated shares and the number of shares represented by those certificates will remain unchanged. The name change will not affect the validity or transferability of any currently outstanding stock certificates nor will it be necessary for shareholders with certificated shares to surrender or exchange any stock certificates they currently hold as a result of the name change. Any new stock certificates that are issued after the name change becomes effective will bear the name “California BanCorp”.

The approval of the SCB name change proposal by holders of SCB common stock is not a condition to the completion of the merger.

The SCB board of directors unanimously recommends a vote “FOR” the SCB name change proposal.

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Proposal 4: SCB Articles Amendment Proposal

Article Eight of SCB’s articles of incorporation is proposed to be deleted because it is no longer necessary given the current ownership of SCB. Previously, SCB was majority owned by a single family and the super-majority board approval requirement for certain equity issuances was intended as a protection for minority shareholders. Over time, that majority ownership position has been significantly reduced, and will be so even more through the merger. Moreover, a representative of that family is no longer on the board. Accordingly, the SCB board of directors believes Article Eight is no longer necessary.

The SCB board of directors has adopted resolutions setting forth the proposed amendment in the form of the deletion of Article Eight of SCB’s articles of incorporation and recommends that the shareholders approve such amendment. The resolutions also provide that the amendment be submitted to the shareholders entitled to vote on it for consideration at the SCB special meeting in accordance with the California Corporations Code. The following is the text of the proposed amendment to Article Eight which is proposed to be deleted:

“ARTICLE EIGHT. SUPER MAJORITY VOTING: Any issuances of the Corporation’s authorized stock, other than pursuant to grants of stock options or awards of restricted shares pursuant to a board-approved equity compensation plan and other than pursuant to stock dividends or stock splits, shall require the affirmative vote of at least two-thirds (2/3) of the authorized number of directors. Any action by the board of directions to amend or repeal this ARTICLE EIGHT must be adopted by the affirmative vote of at least two-thirds (2/3) of the authorized number of directors.”

If approved by the SCB shareholders, the SCB articles amendment will become effective immediately upon completion of the merger, however its effectiveness is not conditioned on the merger and will be implemented even if the merger does not close.

If the SCB articles amendment becomes effective, the rights of shareholders holding certificated shares and the number of shares represented by those certificates will remain unchanged.

The approval of the SCB articles amendment proposal by holders of SCB common stock is not a condition to the completion of the merger.

The SCB board of directors unanimously recommends a vote “FOR” the SCB articles amendment proposal.

Proposal 5: SCB Adjournment Proposal

The SCB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the SCB special meeting to approve the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal or the SCB articles amendment proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of SCB common stock.

If, at the SCB special meeting, the number of shares of SCB common stock represented and voting in favor of the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal or the SCB articles amendment proposal is insufficient to approve the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal or the SCB articles amendment proposal, as the case may be, SCB intends to move to adjourn the SCB special meeting in order to enable the SCB board of directors to solicit additional proxies for approval of the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal and the SCB articles amendment proposal. In that event, SCB will ask holders of SCB common stock to vote upon the SCB adjournment proposal, but not the SCB merger proposal, the SCB bylaw amendment proposal, the SCB name change proposal or the SCB articles amendment proposal.

In this proposal, SCB is asking holders of SCB common stock to authorize the holder of any proxy solicited by the SCB board of directors, on a discretionary basis, to vote in favor of adjourning the SCB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of SCB common stock who have previously voted. Pursuant to the SCB bylaws, if the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder entitled to vote at the meeting.

The approval of the SCB adjournment proposal by holders of SCB common stock is not a condition to the completion of the merger.

The SCB board of directors unanimously recommends a vote “FOR” the SCB adjournment proposal.

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THE CBC SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to CBC shareholders as part of a solicitation of proxies by the board of directors for use at the CBC special meeting and at any adjournments or postponements of the special meeting. This joint proxy statement/prospectus provides CBC shareholders with important information about the CBC special meeting and should be read carefully in its entirety.

Date, Time and Place of the CBC Special Meeting

The CBC special meeting will be held at 1300 Clay Street, Suite 500, Oakland, CA 94612, on July 17, 2024, at 8:30 a.m. (local time).

Record Date for the CBC Special Meeting; Shares Entitled to Vote

Only holders of record of CBC common stock at the close of business on May 31, 2024 which is the record date for the CBC special meeting, are entitled to receive notice of and to vote at the meeting. On the record date, CBC had 8,470,724 shares of its common stock issued, outstanding and eligible to vote at the CBC special meeting.

Quorum

A majority of the shares of CBC common stock outstanding on the record date must be represented in person or by proxy at the special meeting in order for a quorum to be present for purposes of transacting business. Proxies marked as abstaining (including proxies containing broker non-votes) on any matter to be acted upon by shareholders will be treated as present at the CBC special meeting for purposes of determining a quorum but will not be counted as votes cast on such matters. If there is no quorum at the special meeting, the affirmative vote of at least a majority of the votes present in person or represented by proxy and voting at the special meeting may adjourn the CBC special meeting to another date.

Matters to Be Considered

At the CBC special meeting, CBC shareholders will be asked to consider and vote on the following proposals:

●	the CBC merger proposal; and

●	the CBC adjournment proposal.

Recommendation of the CBC Board of Directors

The board of directors of CBC unanimously recommends that the CBC shareholders vote “FOR” the CBC merger proposal and “FOR” the CBC adjournment proposal.

Number of Votes; Voting

Each holder of CBC common stock is entitled to cast one vote, in person or by proxy, for each share held in that shareholder’s name on the books of CBC as of the record date on all matters to be submitted to the vote of the shareholders. You may vote online, by phone, by mail or in person. If you wish to vote by mail, simply cast your vote on the proxy card that you will receive and sign and return it in the accompanying Business Reply Envelope. If you wish to vote in person at the special meeting, simply check the box on the proxy card indicating that you plan to attend the CBC special meeting. To vote online or by phone, you will need your “shareholder control number,” which is located in the bottom right-hand corner of the proxy card and the web address and toll-free phone number, both of which are included on the proxy card. No other personal information will be required in order to vote in this manner.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the CBC special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the CBC special meeting. If your bank, broker, trustee or other nominee holds your shares of CBC common stock in “street name,” such entity will vote your shares of CBC common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

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Votes Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

CBC Merger Proposal

The affirmative vote of a majority of the outstanding shares of common stock as of the record date is required to approve the CBC Merger Proposal. If you are present at the CBC special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the CBC special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have the same effect as a vote cast “AGAINST” such proposal.

CBC Adjournment Proposal

The affirmative vote of at least a majority of the outstanding shares of common stock present in person or represented by proxy and voting at the special meeting at which a quorum is present (which shares voting affirmatively constitute at least a majority of the required quorum) is required to approve the CBC adjournment proposal. If you are present at the CBC special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of the CBC adjournment proposal (unless the votes “FOR” such proposal do not constitute at least a majority of the required quorum). If you are not present at the CBC special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal (unless the votes “FOR” such proposal do not constitute at least a majority of the required quorum).

Shares of CBC Common Stock Subject to Voting Agreements

Each member of the CBC board of directors, who own in the aggregate approximately 8.96% of the outstanding shares of CBC common stock as of the record date, has entered into a voting agreement with SCB pursuant to which such shareholder has agreed to vote all shares of CBC common stock that such shareholder owns and has the power to vote in favor of the CBC merger proposal and any other matter that is required to be approved by the shareholders of CBC to facilitate the transactions contemplated by the merger agreement. The voting agreements signed by the CBC directors are substantially in the form attached as Exhibit A to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus. See “The Merger Agreement—Voting Agreements” beginning on page 67.

Voting of Proxies

Submitting Proxies

Whether or not you plan to attend the CBC special meeting, we urge you to complete, sign and date the enclosed proxy card and to return it promptly in the envelope provided. Returning the proxy card will not affect your right to attend the special meeting and vote. Instructions for all voting can be found on the proxy card included with this joint proxy statement/prospectus.

CBC shareholders who hold their shares in “street name” (that is, through a broker or other nominee) must vote their shares through the broker or other nominee. You should receive a form from your broker or other nominee asking how you want to vote your shares. Follow the instructions on that form to give voting instructions to your broker or other nominee. You may also vote over the Internet or by telephone if your shares are held in street name and your broker or other nominee has made provisions for such voting.

If you properly fill in your proxy card and send it to us in time to vote, your “proxy holders” (the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy holders will vote your shares as recommended by the board of directors as follows:

“FOR” the CBC merger proposal; and

“FOR” the CBC adjournment proposal.

Revoking Proxies

CBC shareholders who hold their shares in certificate form may revoke their proxies at any time before the time their proxies are voted at the CBC special meeting by: (i) filing with the Corporate Secretary of CBC an instrument revoking it or a duly executed proxy bearing a later date; or (ii) appearing and voting in person at the special meeting. Subject to such revocation, shares represented by a properly executed proxy received in time for the special meeting will be voted by the proxy holders in accordance with the instructions on the proxy. IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS LISTED ON THE PROXY. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE CBC SPECIAL MEETING, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF CBC’S BOARD OF DIRECTORS.

Written notices of proxy revocations must be sent so that they will be received before the taking of the vote at the special meeting as follows:

California BanCorp

1300 Clay Street, Suite 500

Oakland, CA 94612

Attention: Tommiette Rey, Corporate Secretary

A shareholder who has instructed a broker or other nominee to vote his or her shares must follow directions received from his or her broker or other nominee in order to change those instructions.

Other Matters

Under California law, no other business may be conducted at the CBC special meeting.

Dissenters’ Rights

In connection with the merger, under the CGCL, CBC shareholders are not entitled to exercise dissenters’ rights.

Solicitation of Proxies

The CBC board of directors is soliciting the proxies for the special meeting. CBC will pay for the cost of solicitation of proxies. In addition to solicitation by mail, CBC’s directors, officers and employees may also solicit proxies from shareholders by telephone, email, facsimile, or in person. CBC will not pay any additional compensation to these directors, officers or employees for these activities, but may reimburse them for reasonable out-of-pocket expenses.

Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. CBC will, upon request, reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

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CBC PROPOSALS

Proposal 1: CBC Merger Proposal

CBC is asking holders of CBC common stock to approve the principal terms of the merger agreement and the transactions contemplated thereby, including the merger. Holders of CBC common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the appendixes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the CBC board of directors, by a unanimous vote of all directors, determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to and in the best interests of CBC and its shareholders, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. See the section entitled “The Merger — CBC’s Reasons for the Merger; Recommendation of the SCB Board of Directors” for a more detailed discussion of the CBC board of directors’ recommendation.

The CBC board of directors unanimously recommends a vote “FOR” the CBC merger proposal.

Proposal 2: CBC Adjournment Proposal

The CBC special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CBC special meeting to approve the CBC merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of CBC common stock.

If, at the CBC special meeting, the number of shares of CBC common stock represented and voting in favor of the SCB merger proposal is insufficient to approve the CBC merger proposal, CBC intends to move to adjourn the CBC special meeting in order to enable the CBC board of directors to solicit additional proxies for approval of the CBC merger proposal. In that event, CBC will ask holders of CBC common stock to vote upon the CBC adjournment proposal, but not the CBC merger proposal.

In this proposal, CBC is asking holders of CBC common stock to authorize the holder of any proxy solicited by the CBC board of directors, on a discretionary basis, to vote in favor of adjourning the CBC special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from holders of CBC common stock who have previously voted. Pursuant to the CBC bylaws, if the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder entitled to vote at the meeting.

The approval of the CBC adjournment proposal by holders of CBC common stock is not a condition to the completion of the merger.

The CBC board of directors unanimously recommends a vote “FOR” the CBC adjournment proposal.

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THE MERGER

This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of SCB and CBC into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 93.

Terms of the Merger

Each of the SCB board of directors and CBC board of directors has unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the merger. The merger agreement provides that CBC will merge with and into SCB, with SCB being the surviving company in the merger. Immediately following the merger, CBC’s wholly-owned bank subsidiary, CBC Bank, will merge with and into SCB’s wholly-owned bank subsidiary, SCB Bank, with SCB Bank being the surviving bank in the bank merger. We expect to complete the merger and the bank merger in the third quarter of 2024.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of CBC common stock issued and outstanding immediately prior to the effective time (other than certain shares held by CBC as treasury stock or owned by SCB or CBC, subject to certain exceptions set forth in the merger agreement), will be converted into the right to receive 1.590 shares of SCB common stock. CBC shareholders who would otherwise be entitled to a fraction of a share of SCB common stock in the merger will instead receive, in lieu of the fraction of a share, an amount in cash (rounded to the nearest cent), without interest, determined by multiplying such fractional interest by the 10-day volume weighted average price of SCB common stock calculated prior to closing of the merger.

SCB shareholders are being asked to approve the SCB merger proposal and CBC shareholders are being asked to approve the CBC merger proposal. See the section entitled “The Merger Agreement” beginning on page 56 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

Each of the SCB and CBC boards of directors and management teams frequently review their companies’ respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to SCB and CBC, in each case with the goal of enhancing value for their respective shareholders and delivering the best possible services to their respective customers and communities. These strategic reviews have focused on, among other things, the business and regulatory environments facing financial institutions generally, and SCB and CBC in particular, as well as conditions and trends in the banking industry.

Throughout 2023, Mr. Steven E. Shelton, Chief Executive Officer of CBC, and Mr. Thomas A. Sa, President, Chief Operating Officer and Chief Financial Officer of CBC, met with other California bank executive management teams to become familiar with their organizations in the event that the board of CBC decided to explore strategic opportunities. On January 12, 2023, one of those meetings was with Mr. David I. Rainer, Chairman and Chief Executive Officer of SCB, Mr. Richard Hernandez, President of SCB, and Mr. Thomas Dolan, Chief Financial Officer of SCB. At that meeting, they discussed their respective histories, markets, strategic directions and organizations. Mr. Shelton, Mr. Sa, Mr. Rainer, Mr. Hernandez and Mr. Dolan subsequently met during the following investor conferences in 2023 and 2024 where they continued general discussions about their respective companies and conditions in the banking industry:

●	Piper Sandler Western Services Conference – March 2, 2023;

●	25th Annual D.A. Davidson Financial Institutions Conference – May 15-17, 2023;

●	KBW Community Bank Investor Conference – August 7-9, 2023;

●	D.A. Davidson 5th Annual Financial Institutions Bison Select Conference – December 7, 2023;

●	Piper Sandler Western Financial Services Conference –February 29, 2024; and

●	Raymond James 2024 Bank Investor Symposium – March 7, 2024.

Throughout 2023, representatives of different investment banking firms presented current economic environment and strategic options for growth to the board of directors of SCB. In each of these presentations, the investment bank representatives presented acquisition and merger of partners, of which CBC was included.

On July 26, 2023 the SCB strategic planning committee held a meeting whereby members of SCB management were present. At the meeting, Mr. Rainer discussed various strategic growth opportunities including a potential merger with CBC. On July 26, 2023 the strategic planning committee of SCB’s board of directors held a meeting at which members of SCB management were present. At the meeting, Mr. Rainer discussed various strategic growth opportunities including a potential merger with CBC.

On September 5, 2023, the CBC strategic planning committee held a meeting at which members of CBC’s management and representatives of KBW, financial advisor to CBC, were present. At the meeting, members of the committee and CBC’s management and representatives of KBW discussed current industry trends and the mergers and acquisitions environment generally. Members of the committee and CBC’s management and representatives of KBW also discussed a number of potential strategic opportunities and alternatives that could potentially enhance value for CBC’s shareholders. These opportunities included a potential business combination transaction with SCB, which was identified as a strong strategic fit and a compelling financial opportunity based on, among other things, the possibility of creating a premier California business bank, complementary business lines and geographic footprint, and cultural compatibility of the two companies.

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On September 13, 2023, the SCB board of directors held a meeting at which members of SCB management were present. At the meeting, Mr. Rainer provided updates on the SCB’s growth strategy, merger and acquisition activity, and updates on various growth opportunities, including an opportunity with CBC.

On September 20, 2023, the CBC strategic planning committee held a meeting at which members of CBC’s management and representatives of KBW were present. At the meeting, members of the committee and CBC’s management and representatives of KBW continued their discussion regarding a potential business combination transaction with SCB, including the technical aspects of merger accounting for such a transaction.

On October 11, 2023, SCB and CBC signed a mutual non-disclosure agreement and began to exchange confidential information to facilitate both companies’ evaluation of a potential business combination between SCB and CBC. Beginning October 11, 2023 and continuing through January 30, 2024, representatives of SCB and CBC met in person and communicated by phone and other electronic means to review business, financial and other information regarding each company. During these meetings, members of management of each of the companies engaged in a series of discussions and asked and answered questions regarding each company’s respective businesses. Representatives of the companies’ respective financial and legal advisors were also present at these meetings.

On October 16, 2023, the CBC board of directors held its annual board retreat session at which members of the CBC board and representatives of KBW were present. At the meeting, members of the board and representatives of KBW discussed the strategic and financial considerations of a potential business combination with SCB, including a review of the potential financial terms and financial impact of the merger, and how those metrics compared to recent mergers in the banking industry.

On October 17, 2023, the CBC board of directors held a meeting at which members of CBC’s management and representatives of KBW were present. At the meeting, members of the CBC board and CBC’s management and representatives of KBW discussed the matters and information reviewed by KBW with the strategic planning committee on September 5, 2023. The matters and information included current industry and merger and acquisition trends, CBC’s franchise overview in relation to selected banks, preliminary valuation matters, and potential strategic opportunities and alternatives that could potentially enhance value for CBC’s shareholders. These opportunities included the potential business combination transaction with SCB. Also at this meeting, the CBC board of directors formed a transaction committee comprised entirely of independent directors to review and assess a potential business combination with SCB and to make recommendations to the full board. The CBC transaction committee was composed of directors Cortese, Armanino and Klein.

On October 19, 2023, the SCB strategic planning committee held a meeting. At that meeting, Mr. Rainer presented an overview of a number of strategic opportunities to the committee, including an opportunity with CBC. Among other items, he discussed the synergies and relationships between SCB and CBC. He further reviewed the financial highlights of CBC with the strategic planning committee and led a discussion about the strengths and challenges that would exist if such a transaction were consummated. The strategic planning committee asked questions related to the financial metrics and social aspects of CBC to which Mr. Rainer responded. Mr. Rainer further shared that SCB executed a Non-Disclosure Agreement with CBC in order to facilitate the exchange of additional information.

On October 26, 2023, Mr. Shelton, Mr. Sa, Mr. Cortese and Mr. Rainer met in person in Berkeley, California. This was an introductory meeting between Mr. Cortese and Mr.Rainer. The discussions during this meeting did not involve any specific pricing or governance terms.

On November 1, 2023, Mr. Rainer and SCB director David Volk met in person with the members of the CBC transaction committee in Berkeley, California. The parties discussed the potential benefits to shareholders of a possible business combination transaction, given SCB’s and CBC’s complementary market areas and cultures and the anticipation that the combined institution would be better able to compete for and serve customers than either institution on its own. During this meeting, the parties discussed various issues and agreed there would be an equal number of legacy CBC directors and legacy SCB directors serving on the combined holding company and combined bank boards, Mr. Rainer would serve as Executive Chairman of the combined holding company and combined bank boards, Mr. Shelton would serve as the Chief Executive Officer of the combined holding company and combined bank, and other executive roles would be filled by incumbents from both SCB and CBC. The parties also agreed that the combined holding company and combined bank would be headquartered in San Diego, California.

On November 9, 2023, the CBC transaction committee held a meeting at which members of CBC’s management and representatives of KBW were present. At the meeting, members of the committee and CBC’s management and representatives of KBW discussed the potential terms and financial assumptions related to the potential business transaction with SCB. At the conclusion of the meeting, the committee authorized members of CBC’s management and representatives of KBW to continue negotiations with members of SCB’s management and representatives of MJCP, SCB’s financial advisor, regarding a potential business combination between CBC and SCB.

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On November 14, 2023, SCB and CBC mutually agreed to open a secure electronic data room and provide and grant access to preliminary due diligence items from both companies. Over the next few weeks, preliminary due diligence items were uploaded and reviewed by both companies, respectively.

On November 15, 2023, Mr. Shelton updated Mr. Cortese, Chairman of the CBC board of directors and a member of the CBC transaction committee, regarding the ongoing work being undertaken by CBC’s management and KBW.

On November 15, 2023, the SCB strategic planning committee held a meeting during which, among other items, previous discussions regarding a potential business transaction with CBC were discussed, including the advantages of such a transaction if SCB were to move forward. Mr. Rainer provided an update on recent activities including, among other items, the engagement of MJCP, as financial advisor to SCB; a proposed timeline; key milestones, to include agreement on exchange ratio, market value, and payment of premiums; and initial due diligence requests. The committee asked questions related to the key milestones, among other items. Mr. Rainer further discussed the overall strategy and risks related to retention of key management, personnel, and employees, as well as a discussion of the composition of board, which would be comprised of an equal number of legacy CBC directors and legacy SCB directors serving on the combined holding company and combined bank boards, Mr. Rainer would serve as Executive Chairman of the combined holding company and combined bank boards, Mr. Shelton would serve as the Chief Executive Officer of the combined holding company and combined bank, and other executive roles would be filled by incumbents from both SCB and CBC. The parties also agreed that the combined holding company and combined bank would be headquartered in San Diego, California. Additional discussion ensued regarding the potential business transaction with CBC, including the proposed board composition and management structure.

On November 22, 2024, the SCB board of directors and the strategic planning committee held a special meeting at which members of SCB management were present. At the meeting, Mr. Rainer discussed the potential business transaction with CBC and provided an update on the ongoing work being undertaken by MJCP. MJCP presented an overview of CBC, its ownership, board members, financials, geographic footprint, and composition of its loans and deposits. MJCP then reviewed the project’s financial model, which included the contribution and sensitivity analysis leading to the calculated exchange ratio if a transaction were to be consummated. MJCP then reviewed a proposed timeline and responsibilities associated with strategic opportunity with CBC. Mr. Rainer then noted he had received an engagement letter from MJCP and requested the SCB board’s approval to grant authority to the strategic planning committee to review the letter and proceed with the engagement if the committee deemed it appropriate.

On November 27, 2023, the CBC transaction committee held a special meeting at which members of CBC’s management and representatives of KBW and Sheppard, Mullin, Richter & Hampton, LLP (“Sheppard Mullin”), CBC’s outside counsel, were present. At the meeting, the CBC transaction committee reviewed updated financial information regarding the potential business transaction between CBC and SCB.

Following this meeting, Mr. Shelton updated Mr. Cortese, Chairman of the CBC board of directors and a member of the CBC transaction committee, regarding the ongoing work being undertaken by CBC’s management and KBW.

On December 4, 2023, the CBC transaction committee held a meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. At the meeting, representatives of KBW reviewed with the committee the latest updated financial information for the potential business transaction between CBC and SCB.

On December 5, 2023, the CBC board of directors held a meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. At the meeting, the CBC transaction committee and members of CBC’s management briefed the directors on the discussions that had taken place between representatives of SCB and CBC since the prior meeting of the CBC board of directors and described the status of continued negotiations between the parties, including the latest proposed corporate governance terms for the potential transaction. Members of the CBC transaction committee and CBC’s management discussed the strategic and financial rationale for a possible combination with SCB and the potential governance of the combined company. Representatives of KBW reviewed with the board the latest updated financial information for the potential business transaction between SCB and CBC. In addition, a representative of Sheppard Mullin reviewed the directors’ fiduciary duties in connection with the CBC board of directors’ evaluation of the potential transaction. At the conclusion of the meeting, the CBC board of directors authorized negotiation of an exchange ratio in the range of between 1.575 and 1.650 shares of SCB common stock per share of CBC common stock and directed KBW to contact MJCP in order to relay CBC’s views on the exchange ratio.

On December 5, 2023, the SCB board of directors and strategic planning committee held a special meeting whereby Mr. Rainer shared updates with SCB on the potential business transaction between SCB and CBC. MJCP presented and reviewed revised modeling projections for the potential merger including details regarding an updated exchange ratio, earn-back period, cost save amounts and earnings-per-share calculations. Mr. Rainer further discussed an internal projection model for comparison with the MJCP model, stating the projections were substantially similar. Management provided an update on the draft indication of interest letter and timing related to the same. The SCB board of directors delegated the authority to review and negotiate the letter of interest to the strategic planning committee. Additionally, the law firm of Stuart | Moore | Staub (“Stuart Moore”) was engaged to represent SCB in the transaction.

On December 7, 2023, the CBC transaction committee held a meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. At the meeting, representatives of KBW updated the CBC transaction committee on KBW’s discussions with MJCP.

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On December 8, 2023, the SCB board of directors and the strategic planning committee held a joint meeting where MJCP reviewed the updated model for a potential business transaction between SCB and CBC. MJCP presented details regarding a proposed exchange ratio of 1.625 shares of SCB common stock for each share of CBC stock . MJCP then reviewed other key metric calculations, including book value dilution, purchase accounting marks, and expected investor reception to the deal, among other topics, as well as an anticipated timeline for the deal to commence and close. The strategic planning committee reviewed an updated non-binding letter of intent, which included an all-stock transaction that set forth, among other things, the proposed exchange ratio of 1.625 shares of SCB common stock for each share of CBC stock subject to a full due diligence review and a 90-day exclusivity covenant from CBC. The non-binding indication of interest proposed an equal number of legacy CBC directors and legacy SCB directors serving on the combined holding company and combined bank boards, Mr. Rainer serving as Executive Chairman of the combined holding company and combined bank boards, Mr. Shelton serving as the Chief Executive Officer of the combined holding company and combined bank, Mr. Thomas Dolan serving as Chief Financial Officer of the combined holding company, Mr. Hernandez serving as President of the combined holding company and combined bank, and Mr. Sa serving as Executive Vice President of the combined holding company and combined bank. The strategic planning committee approved the indication of interest letter and delegated to management authority to negotiate and execute the same.

On December 9, 2023, SCB submitted to CBC an initial non-binding indication of interest letter for the merger of CBC into SCB in an all-stock transaction that set forth, among other things, a proposed exchange ratio of 1.625 shares of SCB common stock for each share of CBC stock subject to a full due diligence review and a 90-day exclusivity covenant from CBC. The non-binding indication of interest proposed an equal number of legacy CBC directors and legacy SCB directors serving on the combined holding company and combined bank boards, Mr. Rainer serving as Executive Chairman of the combined holding company and combined bank boards, Mr. Shelton serving as the Chief Executive Officer of the combined holding company and combined bank, Mr. Thomas Dolan serving as Chief Financial Officer of the combined holding company, Mr. Hernandez serving as President of the combined holding company and combined bank, and Mr. Sa serving as Executive Vice President of the combined holding company and combined bank.

The CBC transaction committee, CBC’s management, representatives of KBW and representative of Sheppard Mullin reviewed and discussed the contents of SCB’s initial non-binding indication of interest on December 9, 2023 and December 10, 2023. On December 10, 2023, the CBC transaction committee held a meeting to review proposed revisions to the non-binding indication of interest, including those relating to the inclusion of CBC stock options and restricted stock units in the calculation of the aggregate consideration, indemnification and insurance for officers and directors of CBC, and revising the exclusivity covenant to bind it on both parties including SCB. At the direction of the CBC transaction committee, Sheppard Mullin communicated these changes to SCB on December 11, 2023. Later in the day on December 11, 2023, SCB delivered to CBC a signed non-binding indication of interest letter that incorporated the above-described changes requested by CBC. Other than those changes, the material transaction terms set forth in the revised non-binding indication of interest letter remained unchanged from the initial non-binding indication of interest letter submitted by SCB on December 9, 2023.

On December 12, 2023, the CBC board of directors held a special meeting to review and approve the revised non-binding indication of interest and directed that CBC move forward to the diligence phase and prepare an initial draft of a merger agreement.

On December 12, 2023, the SCB strategic planning committee held a meeting at which SCB management and representatives from Stuart Moore were present. Mr. Rainer noted an executed version of the indication of interest letter had been submitted to CBC team and was expected to be countersigned and returned later in the day. Extensive discussion then ensued regarding the anticipated due diligence process and the responsibilities of each of strategic planning committee and board of director responsibilities to SCB shareholders if the potential business transaction with CBC commences and throughout the transaction process.

On December 15, 2023, SCB and CBC set up a secure electronic data room to facilitate the sharing of documents for the broader mutual diligence process. From December 15, 2023 to January 19, 2024, SCB and CBC management teams met with each other in various due diligence sessions to discuss their companies’ operations and strategies and to review documents that were uploaded to the electronic data room.

On December 15, 2023, Sheppard Mullin provided an initial draft of a proposed merger agreement to Stuart Moore, SCB’s legal counsel. Thereafter and continuing until the merger agreement was executed, the parties and their respective counsel exchanged several drafts of the merger agreement and related transaction documents to be entered into in connection with the potential transaction, and negotiated the terms of the merger agreement and related documents, reflecting ongoing discussions between the parties regarding transaction terms, including with respect to the corporate governance framework for the combined company.

On December 19, 2023, the CBC transaction committee held a special meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. In the meeting, members of the committee reviewed the proposed governance structure and management of the combined holding company and combined bank and the treatment of CBC executives currently employed pursuant to written employment agreements. A representative of Sheppard Mullin reviewed with the CBC transaction committee the current draft of the proposed merger agreement.

On December 21, 2023, Mr. Rainer and Mr. Cortese met in person in Berkeley, California to discuss proposed compensation and employment arrangements for management of the combined holding company and combined bank. Mr. Rainer indicated that Mr. Shelton would be offered a written employment agreement, while other CBC executives would be asked to terminate their existing employment agreements with CBC at the closing of the merger in exchange for offers of employment and new change in control agreements with SCB. Mr. Rainer and other executives of SCB would be asked to modify their existing employment arrangements with SCB to accommodate the proposed management structure. Mr. Rainer and Mr. Cortese continued to discuss terms of employment over the phone on multiple occasions during the following three weeks.

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On January 15, 2024, Stuart Moore provided an initial draft of the offer letters for CBC executives that would be asked to terminate their existing employment agreements in exchange for offers of employment and new change in control agreements with SCB. An initial draft of the proposed employment agreements for Mr. Rainer and Mr. Shelton were provided by Stuart Moore on January 22, 2024.

On January 19, 2024, SCB and CBC management conducted a management due diligence session to discuss recent fourth quarter financial results and to cover any outstanding due diligence items from both companies. Representatives of the companies’ respective legal and financial advisors were also present. In addition to due diligence discussions between SCB and CBC, the participants in the meeting also discussed a timeline for entering into and announcing a definitive merger agreement, including timing of the announcement, employee and customer communication plans.

Later in the day on January 19, 2024, the CBC transaction committee held a special meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. In the meeting, members of the committee and management and representatives of KBW and Sheppard Mullin discussed SCB’s and CBC’s recent due diligence findings and the potential reduction of the initial exchange ratio as presented in the agreed upon indication of interest. Members of the committee posed questions to representatives of KBW regarding the financial impact and related deal metrics related to a potential change in the exchange ratio. After thorough discussion, the CBC transaction committee directed Mr. Cortese to reach out directly to Mr. Rainer to discuss the exchange ratio. Mr. Cortese contacted Mr. Rainer after the meeting and they both agreed that representatives of KBW and MJCP should discuss the latest financial information regarding SCB and CBC so the parties could reconvene on Monday, January 22, 2024.

Throughout the weekend of January 20, 2024 and January 21, 2024, representatives of KBW and MJCP discussed the latest financial information regarding SCB and CBC, including updated assumptions regarding interest rates and credit marks. Through MJCP, SCB communicated that, based on the latest financial information regarding SCB and CBC, there would need to be an adjustment to the exchange ratio to bring the deal metrics back in line with what they had expected at the time they received the non-binding indication of interest.

On January 22, 2024, the CBC transaction committee held a special meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. In the meeting, representatives of KBW discussed their weekend discussions with representatives of MJCP and informed the committee that MJCP had relayed that SCB was prepared to move forward with an exchange ratio of 1.580. After thorough discussion, the CBC transaction committee decided that Mr. Cortese should reach out directly to Mr. Rainer to discuss the exchange ratio. Mr. Cortese contacted Mr. Rainer after the meeting and they both agreed upon recommending a 1.590 exchange ratio to their respective boards. In addition, a representative of Sheppard Mullin reviewed the current draft of the proposed merger agreement and changes proposed by SCB and its counsel, Stuart Moore.

On January 22, 2024, the CBC board of directors held a special meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. In the meeting, members of the CBC board and management and representatives of KBW and Sheppard Mullin discussed SCB’s and CBC’s recent due diligence findings and the proposed new exchange ratio, including associated financial impact and related deal metrics. A representative of Sheppard Mullin reviewed the current draft of the proposed merger agreement and changes proposed by SCB and its counsel, Stuart Moore. After thorough discussion, the CBC board of directors directed management and representatives of Sheppard Mullin to finalize the merger agreement with SCB under the new proposed exchange ratio of 1.590 shares of SCB common stock for each share of CBC stock.

On January 23, 2024, the SCB strategic planning committee met with Mr. Shelton whereby he shared his experience and background, and history of CBC and CBC Bank. He further discussed the synergies between the two management teams, the culture, and the overlap between investors/shareholders.

On January 24, 2024, the SCB compensation, nominations, and governance committee met to review and discuss the proposed employment agreement for Mr. Shelton and Mr. Rainer as well as offers of employment and new CIC agreements with SCB for CBC executives that were continuing forward post-merger. At the meeting, an overview of the compensation framework and factors that should be considered in the analysis provided by Stuart Moore was reviewed and discussed. The CBC executives, with the exception of Mr. Shelton, would enter into Termination and Waiver Agreements, previously distributed to the committee members, and would have a change-in-control provision similar to executives at SCB. The committee asked questions related to the compensation, process, and proposed agreements related to the impacted CBC executives, to which management responded. The committee approved the Termination and Waiver Agreements and the committee further delegated authority to Mr. Rainer to negotiate and execute the agreements as appropriate.

In addition, Mr. Rainer presented a summary of proposed equity and cash compensation increases to certain executives of SCB for the purpose of retention, success fees related to the merger, and to ensure pay equity with executives. The committee asked questions related to the awards, including timing and in connection with upcoming merit increases, and a discussion ensued.

Finally, the committee reviewed a draft of each of the proposed employment agreements of Mr. Rainer and Mr. Shelton, that were previously circulated to committee members. Management reviewed the material terms of the agreements including term, compensation, change-in-control, and termination provisions. Extensive discussion ensued related to the terms of the employment agreements including timing and acceleration of certain equity awards and executive compensation related to termination without cause.The committee subsequently approved the employment agreements of Mr. Rainer and Mr. Shelton.

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On January 24, 2024, the SCB board of directors held a meeting where representative from Stuart Moore reviewed the proposed merger agreement and related agreements, highlighting recent revisions made based on due diligence completed by SCB, including a reduction in the exchange ratio and the addition of a material adverse effect clause. Stuart Moore provided a summary of the provisions relating to governance of the combined company and the provisions relating to employee matters as well as a proposed transaction timeline, including the approval by the SCB board; documents requiring signatures; the transaction announcement; discussions with staff, clients, and outside investors; regulatory and shareholder approval; and SEC filings. In addition, the representative from Stuart Moore conducted board training on the topic of fiduciary duties in the context of a merger transaction. Stuart Moore proceeded to review in-depth the requirements for all board members involved in a merger transaction in California, along with consequences for disregarding said requirements and factors to be considered when determining whether to proceed with such a transaction.

At the meeting, MJCP reviewed an updated presentation on the financial aspects of the merger, along with an estimated transaction value based on a closing price for each company as of January 22, 2024, clarifying the final opinion would include values based on the companies’ closing prices on the day the transaction is approved and signed. MJCP reviewed pro forma performance information and market presence, highlighting expected strategic, operational and cultural synergies from the potential business transaction and reviewed the fairness analysis for the potential business transaction with CBC, noting the impact of market trends and challenges on franchise values for small and mid-sized institutions, several risks and corresponding mitigants identified as part of the due diligence process, and key points in favor of proceeding with the transaction, among other items.

On January 25, 2024, the CBC board of directors held a regularly scheduled board meeting at which members of CBC’s management and representatives of KBW and Sheppard Mullin were present. During the meeting, Sheppard Mullin reviewed the latest draft version of the merger agreement and related transaction documents, including matters relating to the post-closing corporate governance of the combined entity, the proposed employment arrangements with Mr. Rainer, Mr. Shelton, and other continuing executives of CBC that would be in effect upon closing of the transaction, and alternatives and considerations relating to employee retention following announcement of the transaction. Also at the meeting, representatives of KBW reviewed the financial aspects of the proposed merger on a preliminary basis and also discussed on a preliminary basis the opinion expected to be delivered by KBW with respect to the fairness, from a financial point of view, of the exchange ratio in the merger. Representatives of Sheppard Mullin and KBW responded to questions from the board of directors regarding the proposed merger and the draft merger agreement and related documents and the financial aspects of the merger.

Over the next several days, the parties, with the assistance of their respective advisors, proceeded to finalize negotiation of the merger agreement and the other related transaction documents.

On January 29, 2024, the CBC board of directors held a special board meeting to consider the terms of the merger and merger agreement. Before such meeting, the CBC board of directors was provided with copies of the latest versions of the merger agreement and related transaction documents, a summary of the CBC executives’ proposed post-merger employment arrangements and the financial presentation materials prepared by KBW. At the meeting, members of CBC management provided an update on the results of the negotiations since the prior board meeting, and reviewed the proposed terms of the potential transaction. Representatives of Sheppard Mullin then reviewed with the CBC board of directors its fiduciary duties in the context of the merger and reviewed the key terms of the merger agreement and related agreements, as described elsewhere in the proxy statement/prospectus, including a summary of the provisions relating to governance of the combined company and the provisions relating to employee matters. Also at the meeting, representatives of KBW reviewed the financial aspects of the merger and rendered to the CBC board of directors an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated January 29, 2024, a copy of which is attached to this proxy statement/prospectus in Appendix C) to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of CBC common stock. CBC’s board members posed questions to members of CBC management, representatives of Sheppard Mullin and representatives of KBW regarding the merger and the merger agreement, and such members and representatives responded to the inquiries. After considering the proposed terms of the merger agreement and other related documents, the CBC board of directors determined that the merger agreement, including the merger and the other transactions contemplated thereby, were consistent with CBC’s business objectives, advisable and in the best interest of CBC and CBC’s shareholders and the CBC board of directors voted to unanimously approve and adopt the merger agreement, and approve the merger and other transactions contemplated by the merger agreement.

On January 29, 2024, the SCB board of directors and compensation, nominations, and governance committee, held a special meeting whereby SCB’s management team and representatives of MJCP and Stuart Moore were present to consider the terms of the merger and merger agreement. Before such meeting, the SCB board of directors and compensation, nominations, and governance committee was provided with copies of the latest versions of the merger agreement and related transaction documents, a summary of Mr. Rainer and Mr. Shelton’s proposed post-merger employment arrangements. MJCP further provided its opinion (which was initially rendered verbally and then confirmed in a written opinion, dated January 29, 2024, a copy of which is attached to this proxy statement/prospectus in Appendix B to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by MJCP as set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of SCB common stock. SCB’s board members presented questions to members of SCB management, representatives of Stuart Moore and representatives of MJCP regarding the merger and the merger agreement, and such members and representatives responded to the inquiries.

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Following the board meetings of SCB and CBC on January 29, 2024, SCB and CBC executed the merger agreement as of January 30, 2024. On the morning of January 30, 2024, SCB and CBC issued a joint press release announcing the execution of the merger agreement.

SCB’s Reasons for the Merger; Recommendation of the SCB Board of Directors

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the SCB board of directors evaluated the merger agreement in consultation with SCB senior management, as well as SCB’s legal counsel and financial advisor, and considered a number of factors, including the following:

●	each of SCB’s, CBC’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

●	the opportunity to enter the greater Bay Area market and complement SCB’s existing Southern California franchise by adding CBC’s commercially-focused client base and banking business, creating a combined bank with presence in California’s largest business markets;

●	conservative and achievable cost savings available in the proposed transaction, as well as the potential for revenue enhancement, which create the opportunity for SCB to have greater future earnings and prospects compared to SCB’s earnings and prospects on a stand-alone basis;

●	the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, is expected to be immediately accretive to the combined company in terms of earnings per share, and to augment the combined company’s recurring interest and noninterest income;

●	the anticipation that the combined company will have greater scale in California that may enable it to attract additional customers and employees and spread increasing costs more effectively in technology, risk management and compliance;

●	the complementary business models and compatible management cultures with a shared focus on relationship-based business banking;

●	the anticipation that compatible management teams with a shared focus on conservative underwriting, including blending of the senior management teams and an evenly split board of directors with six members from each of SCB’s and CBC’s current boards, will enable a successful integration;

●	its review and discussions with SCB’s management and advisors concerning SCB’s due diligence examination of CBC;

●	management’s expectation that SCB will continue to have a strong capital position upon completion of the transaction;

●	its review with SCB’s legal advisor, Stuart | Moore | Staub, of the merger agreement and other agreements, including the provisions of the merger agreement designed to enhance the probability that the transaction will be completed; and

●	the financial presentation, dated January 29, 2024 of MJCP to the SCB board of directors and the written opinion, dated January 29, 2024, of MJCP to the SCB board of directors, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of SCB common stock of the exchange ratio in the merger, as more fully described below under “— Opinion of SCB’s Financial Advisor.”

The SCB board of directors also considered the potential adverse consequences of, and risks associated with, the proposed merger, including:

●	the potential risks associated with successfully integrating CBC’s business, operations and workforce with those of SCB;

●	the interests of SCB’s officers and directors with respect to the merger apart from their interests as holders of SCB common stock, the risk that these interests might influence their decision with respect to the merger;

●	the potential risk of diverting management attention and resources from the operation of SCB’s business and towards the completion of the merger and the integration of CBC;

●	the fixed exchange ratio of the merger consideration, which will not adjust to compensate for potential increase in the stock price of SCB prior to completion of the merger, potential decreases in the stock price of CBC prior to completion of the merger, or any developments or changes at SCB or CBC;

●	the regulatory and other approvals required in connection with the merger and the possibility that such approvals may not be received in a timely manner and may include the imposition of burdensome conditions;

●	the transaction costs and expenses that will be incurred in connection with the merger, including the costs of integrating the businesses of SCB and CBC;

●	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

●	the possibility of litigation challenging the merger agreement or the transactions contemplated thereby; and

●	the other risks described under “Risk Factors” beginning on page 14.

The foregoing discussion of the information and factors considered by the SCB board of directors is not intended to be exhaustive, but includes the material factors considered by the SCB board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the SCB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The SCB board of directors considered all these factors as a whole, including through discussions with, and questioning of, SCB’s senior management and SCB’s advisors, and overall considered the factors to be favorable to, and to support its determination to approve entering into the merger agreement.

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This explanation of SCB’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

SCB’s board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The SCB board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

For the reasons set forth above, the SCB board of directors determined that the merger, the merger agreement and the transaction contemplated thereby are advisable and fair to and in the best interests of SCB and its shareholders, and has approved the merger. The SCB board of directors recommends that SCB shareholders vote “FOR” the SCB merger proposal, “FOR” the SCB bylaw amendment proposal, “FOR” the SCB name change proposal, “FOR” the SCB articles amendment proposal, and “FOR” the SCB adjournment proposal.

CBC’s Reasons for the Merger; Recommendation of the CBC Board of Directors

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the CBC board of directors evaluated the merger agreement in consultation with CBC senior management, as well as CBC’s legal counsel and financial advisor, and considered a number of factors, including the following:

●	each of CBC’s, SCB’s and the combined company’s business, operations, financial condition, asset quality, earnings and prospects;

●	the expected pro forma financial impact of the transaction, taking into account anticipated cost savings and other factors, is expected to be immediately accretive to the combined company in terms of earnings per share and to augment the combined company’s recurring interest and noninterest income;

●	the complementary footprints of CBC and SCB, and the opportunity to combine CBC’s greater Bay Area market area with that of SCB’s existing Southern California franchise to create a commercially-focused banking business with presence in California’s largest business markets;

●	the anticipated cost savings available in the proposed transaction, as well as the potential for revenue enhancement, which create the opportunity for the combined company to have greater future earnings and prospects compared to CBC’s earnings and prospects on a stand-alone basis;

●	the complementary business models and compatible management cultures with a shared focus on relationship-based business banking and middle-market businesses;

●	the anticipation that the combined company will have greater scale in California that may enable it to attract additional customers and employees and spread increasing costs more effectively in technology, risk management and compliance;

●	management’s expectation that the combined company will have a strong capital position upon completion of the transaction;

●	the expectation that combining SCB’s and CBC’s compatible management teams with a similar approach to credit underwriting, including a blending of the senior management teams, will result in a successful integration of the companies;

●	the 12 directors of the combined company in total will include six members from each of CBC’s and SCB’s current boards;

●	the shareholders of CBC common stock that are outstanding immediately prior to completion of the merger are expected to represent approximately 42% of the outstanding shares of the combined company immediately following the merger;

●	the board’s review and discussions with CBC’s management and advisors concerning CBC’s due diligence examination of SCB;

●	the board’s review with CBC’s outside legal counsel of the merger agreement and other agreements, including the provisions of the merger agreement designed to enhance the probability that the transaction will be completed; and

●	the financial presentation, dated January 29, 2024 of KBW to the CBC board of directors and the opinion, dated January 29, 2024, of KBW to the CBC board of directors, as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CBC common stock of the exchange ratio in the merger, as more fully described below under “— Opinion of CBC’s Financial Advisor.”

The CBC board of directors also considered the potential adverse consequences of, and risks associated with, the proposed merger, including:

●	the potential risks associated with successfully integrating SCB’s business, operations and workforce with those of CBC;

●	the interests of CBC’s officers and directors with respect to the merger apart from their interests as holders of CBC common stock, the risk that these interests might influence their decision with respect to the merger;

●	the potential risk of diverting management attention and resources from the operation of CBC’s business and towards the completion of the merger and the integration of SCB;

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●	the regulatory and other approvals required in connection with the merger and the possibility that such approvals may not be received in a timely manner and may include the imposition of burdensome conditions;

●	the risk that the mergers may not be completed despite the efforts of SCB and CBC or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

●	the fixed exchange ratio of the merger consideration, which will not adjust to compensate for potential declines in the stock price of SCB prior to completion of the merger, potential increases in the stock price of CBC prior to completion of the merger, or any developments or changes at SCB or CBC;

●	the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where SCB and CBC conduct business;

●	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

●	the transaction costs and expenses that will be incurred in connection with the merger, including the costs of integrating the businesses of CBC and SCB;

●	the possibility of litigation challenging the merger agreement or the transactions contemplated thereby; and

●	the other risks described under “Risk Factors” beginning on page 14.

The foregoing discussion of the information and factors considered by the CBC board of directors is not intended to be exhaustive, but includes the material factors considered by the CBC board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the CBC board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CBC board of directors considered all these factors as a whole, including through its discussions with, and questioning of, CBC’s senior management and CBC’s advisors, and overall considered the factors to be favorable to, and to support its determination to approve entering into the merger agreement.

This explanation of CBC’s reasons for the merger and other information presented in this section is forward-looking in nature and should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The CBC board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding enhanced business prospects, anticipated cost savings and earnings accretion/dilution. The CBC board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transaction.

For the reasons set forth above, the CBC board of directors determined that the merger, the merger agreement and the transaction contemplated thereby are advisable and fair to and in the best interests of CBC and its shareholders, and has approved the merger. The CBC board of directors recommends that CBC shareholders vote “FOR” the CBC merger proposal and “FOR” the CBC adjournment proposal.

Opinion of SCB’s Financial Advisor

SCB’s board of directors engaged MJC Partners, LLC to act as its financial advisor and to provide an opinion of the fairness, from a financial point of view to holders of Southern California Bancorp common stock of consideration to be paid to CBC in the proposed merger.

SCB’s board of directors selected MJCP based upon its reputation, its knowledge of financial institutions and its experience as a financial advisor in mergers and acquisitions of financial institutions and transactions similar to the proposed merger transaction referred herein. SCB imposed no limitations on MJCP’s investigations or the procedures it followed to render its opinion.

MJCP acted as an independent financial advisor to the SCB board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 24, 2024 meeting at which SCB’s board of directors considered the merger and the merger agreement, MJCP delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on January 29, 2024, to the effect that, as of such date, the merger consideration to be paid to CBC pursuant to the merger agreement is fair, from a financial point of view, to the holders of SCB common stock. This proxy statement/prospectus summary of the MJCP opinion is qualified in its entirety by reference to the full text of the opinion. The full text of the opinion of MJCP, dated January 29, 2024, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. SCB shareholders should read this opinion in its entirety.

MJCP’s opinion is directed only to the fairness, from a financial point of view, of the consideration to be paid to CBC in the proposed merger, and, as such, does not constitute a recommendation to any SCB shareholder as to how the shareholder should vote at the SCB special meeting. The summary of the opinion of MJCP set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following summary of the analyses performed by MJCP is not a complete description of the analyses performed by MJCP to render its fairness opinion and is not a complete description of the presentation made by MJCP to the SCB board of directors. MJCP did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments about the significance and relevance of each analysis and factor. MJCP believes that its analyses and the following summary must be considered as a whole, and that selecting portions of the analyses without considering all factors could create an incomplete account of its analyses and its fairness opinion.

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To carry out its analyses and to render its opinion concerning the fairness of the per share merger consideration, MJCP, among other things:

●	reviewed a draft of the merger agreement, dated on or around January 24, 2024;

●	reviewed certain historical publicly available business and financial information concerning SCB, SCB Bank, CBC, and CBC Bank, including among other information, quarterly and annual reports filed with the FDIC;

●	analyzed certain financial projections prepared by SCB management and certain financial projections prepared by CBC management;

●	reviewed certain potential scenarios, and business plans, provided by SCB and CBC, concerning the surviving corporation;

●	held discussions with members of the senior management of SCB and CBC for the purpose of reviewing the future prospects of the surviving corporation;

●	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that MJCP considered relevant; and

●	performed such other analyses and considered such other factors as MJCP deemed appropriate.

MJCP also took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuations.

Without independent verification, MJCP assumed the accuracy and completeness of the financial and other information and representations contained in the materials provided by SCB and in discussions with SCB. MJCP assumed that financial forecasts, including, without limitation, the projections regarding under-performing and nonperforming assets and net charge-offs were reasonably prepared on a basis reflecting best currently available information and judgments of SCB, and that the forecasts will be realized in the amounts and at the times contemplated thereby. MJCP did not evaluate the loan and lease portfolio to assess the adequacy of the allowances for losses, did not conduct a physical inspection of any properties or facilities, did not review individual credit files, and did not make an independent evaluation or appraisal of any properties, assets, or liabilities of SCB or CBC, or any of their respective subsidiaries and MJCP was not furnished with any such evaluations or appraisals.

MJCP assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement. MJCP further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles. MJCP assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to SCB and CBC.

MJCP reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of CBC common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive, without interest, 1.590 shares of SCB common stock. MJCP calculated an aggregate implied transaction value of approximately $233.6 million and an implied purchase price per share of $26.54 consisting of the implied value of 13,775,322 shares of SCB common stock based on the closing price of SCB’s common stock price as of January 29, 2024. Based upon financial information for CBC as of or for the last twelve months (“LTM”) ended December 31, 2023 and the closing price of CBC’s common stock on January 29, 2024, MJCP calculated the following implied transaction metrics:

Transaction Price Per Share / December 31, 2023 Tangible Book Value Per Share	1.18x
Transaction Price Per Share / December 31, 2023 LTM Earnings Per Share	10.37x
Transaction Price Per Share / Estimated 2025 Earnings Per Share	9.65x
Tangible Book Value Premium / Core Deposits[1]	3.4%
Premium to CBC Market Price as of January 29, 2024	10.5%

1.	Calculated as aggregate deal value minus CBC’s tangible common equity divided by CBC’s non-time deposits.

Present Value.

Using CBC’s projected earnings and tangible book value for years ending December 31, 2023 through December 31, 2028, based on CBC guidance, MJCP estimated the terminal value of CBC’s common stock as a multiple of tangible book value (“TBV”) and as a multiple of earnings per share (“EPS”). MJCP discounted the terminal values back to present value using a range of discount rates. For terminal values at the end of the fifth year, MJCP performed two analyses, one assuming a trading multiple range from 1.72x to 1.92x times projected tangible book value per share (“TBVPS”), and the other assuming a trading multiple range from 13.7x to 15.7x times projected earnings per share. MJCP calculated the present value of these terminal amounts based on discount rates ranging from 10.7% to 12.7%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CBC’s common stock. The number of basic shares and average fully diluted shares of CBC common stock outstanding remained constant in the projections of 8,402,478 basic common shares and 8,468,257 average fully diluted shares beginning in 2024E.

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Terminal Value as a Multiple of Tangible Book Value per Share, Discounted to Present Value ($)

Discount Rate
P / TBV	10.70%	11.20%	11.70%	12.20%	12.70%
1.72x	40.08	39.19	38.32	37.47	36.65
1.77x	41.25	40.33	39.43	38.56	37.71
1.82x	42.41	41.47	40.55	39.65	38.78
1.87x	43.58	42.61	41.66	40.74	39.84
1.92x	44.74	43.74	42.77	41.83	40.91

Terminal Value as a Multiple of Tangible Book Value per Share, Discounted to Present Value ($)

Discount Rate
P / EPS	10.70%	11.20%	11.70%	12.20%	12.70%
13.7x	29.87	29.21	28.56	27.93	27.32
14.2x	30.96	30.27	29.60	28.95	28.31
14.7x	32.06	31.34	30.65	29.97	29.31
15.2x	33.15	32.41	31.69	30.99	30.31
15.7x	34.24	33.47	32.73	32.01	31.30

Based on the present value analysis for CBC’s projected earnings per share and tangible book value per share on a standalone basis; MJCP arrived at a range of present values as summarized in the table below:

Discounted Cash Flow Analysis of CBC Projected Earnings per Share and Tangible Book Value per Share
25th Percentile	$29.92
Median	$35.44
75th Percentile	$40.20

Comparable Company Analysis.

MJCP used publicly available information to compare selected financial information for CBC with a group of publicly-traded financial institutions. The peer group included banks and thrifts, headquartered in the Western Region of the United States (defined as Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, Oregon, Washington, and Wyoming) with total assets between $1.5 billion and $4 billion, listed on a publicly traded major exchange (defined as NASDAQCM, NASDAQGM, NASDAQGS, NYSE, and NYSEAM), and excluding targets of an announced merger or acquisition transaction. (the “CBC Peer Group”). The CBC Peer Group consisted of the following financial institutions:

Coastal Financial Corporation

Five Star Bancorp

Sierra Bancorp

Southern California Bancorp

PCB Bancorp

BayCom Corp

Central Valley Community Bancorp

Plumas Bancorp

Oak Valley Bancorp

First Western Financial, Inc.

OP Bancorp

First Northwest Bancorp

Riverview Bancorp, Inc.

Eagle Bancorp Montana, Inc.

Territorial Bancorp Inc.

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MJCP compared publicly available information for CBC with the CBC Peer Group as of or for the most recent quarter available as of December 31, 2023 and market pricing as of January 29, 2024. The table below outlines the information available for CBC compared to the 25th percentile, median, and 75th percentile of the CBC Peer Group:

Comparable Company Analysis
	CBC	25th %	Median	75th%
Total Assets ($mm)	1,984	2,112	2,314	2,884
LTM ROAA (%)	1.2	0.6	1.1	1.4
LTM ROATCE (%)1	14.0	6.8	11.6	19.0
NPAs / Assets (%)2	0.06	0.09	0.22	0.37
Price / TBV (x)	1.06	0.93	0.94	1.56
Price / LTM EPS (x)	8.5	8.5	9.6	11.9
Price / NTM EPS (x)3	10.4	9.1	10.7	13.8
Market Cap. ($mm)	202	152	228	279

1.	ROATCE defined as Return on Average Tangible Common Equity.

2.	NPAs defined as Non-Performing Assets (includes all nonaccrual loans, loans 90 days or more past due but still accruing, restructured loans, and other real estate owned).

3.	NTM defined as Next Twelve Months (based on analyst estimates).

MJCP calculated the 25th percentile, median, and 75th percentile in terms of price as a multiple of tangible book value per share; price as a multiple of last-twelve-months earnings per share, and price as a multiple of next-twelve-months earnings per share. MJCP applied these results to produce a range of implied values for CBC common stock shares as of December 31, 2023; applying a 50% weighting on price to tangible book value per share and 25% weighting to price as a multiple of last-twelve-months earnings per share and price as a multiple of next-twelve-months earnings per share to establish a range of value from the 25th percentile, median, and 75th percentile of the CBC Peer Group. MJCP utilized the 25th percentile, median, and 75th percentile multiples of the CBC Peer Group to determine a comparable price of CBC’s common stock shares. Based on this analysis of the CBC Peer Group’s pricing multiples, the implied price of CBC common stock shares, using the weighted average of the three multiples, ranged from $22.61 to $35.21 as summarized in the table below:

Comparable Company Analysis
	CBC Peer Group Multiples			CBC Implied Price per Share
	25th %	Median	75th%	25th%	Median	75th%
Price / TBVPS	0.93x	0.94x	1.56x	$20.18	$20.35	$33.95
Price / LTM	8.5x	9.6x	11.9x	$24.15	$27.22	$33.82
Price / NTM	9.1x	10.7x	13.8x	$25.93	$30.46	$39.09
Three factor weighted average:				$22.61	$24.60	$35.21

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Comparable Transactions.

MJCP reviewed a group of comparable merger and acquisition transactions selected by MJCP consisting of whole commercial bank, savings bank, and thrift acquisition transactions throughout the United States announced on or after January 1, 2022 with publicly available pricing data and in which the target’s total assets were between $1.5 billion and $4 billion at announcement of the transaction, resulting in 14 transactions satisfying the criteria outlined below (“Comparable Transactions”):

Larger Entity	Smaller Entity
Orrstown Financial Services	Codorus Valley Bancorp Inc.
Old National Bancorp	CapStar Finl Hldgs Inc
Peoples Financial Services	FNCB Bancorp Inc.
Atlantic Union Bkshs Corp.	American National Bankshares
Partners Bancorp	LINKBANCORP Inc.
Shore Bancshares Inc.	The Community Financial Corp.
NBT Bancorp Inc.	Salisbury Bancorp Inc.
Prosperity Bancshares Inc	First Bancshares of Texas Inc.
Seacoast Bnkg Corp. of FL	Professional Holding Corp.
The First Bancshares	Heritage Southeast Bancorp.
Brookline Bancorp Inc.	PCSB Financial Corp.
United Community Banks Inc.	Progress Financial Corp.
National Bank Holdings Corp.	Bancshares of Jackson Hole Inc
Origin Bancorp Inc.	BT Holdings Inc.

MJCP compared publicly available information for CBC available as of or for the most recent quarter ending December 31, 2023 with the Comparable Transactions. The table below outlines the information available for CBC compared to the 25th percentile, median, and 75th percentile of the CBC Peer Group:

Comparable Company Analysis
	CBC	25th %	Median	75th%
Total Assets ($mm)	1,984	1,756	1,987	2,317
TCE / TA1 (%)	9.2	7.2	8.1	9.1
LTM ROAA (%)	1.19	0.85	1.07	1.19
LTM ROATCE (%)	14.0	9.6	11.0	12.7
NPAs / Assets (%)	0.06	0.40	0.29	0.26

1.	TCE / TA defined as Tangible Common Equity as a percentage of Tangible Assets

MJCP calculated the 25th percentile, median, and 75th percentile in terms of deal value as a multiple of tangible book value per share; deal value as a multiple of last-twelve-months earnings per share, and deal value minus tangible book value as a percent of core deposits. MJCP applied these results to produce a range of implied values for CBC common stock based on last-twelve-months earnings per share, tangible book value, and core deposits as of December 31, 2023; taking the average of deal value as a percent of last-twelve-months earnings per share, deal value as a percent of tangible book value, and deal value minus tangible book value as a percent of core deposits to establish a range of value from the 25th percentile, median, and 75th percentile. MJCP utilized the 25th percentile, median, and 75th percentile multiples to determine an implied value of CBC’s common stock. Based on this analysis of the selected transactions, the implied value of CBC common stock shares, using the average of the three multiples, ranged from $28.52 to $38.83 when all transactions were considered as summarized in the table immediately following.

Comparable Transactions
	Deal value multiples			CBC implied value per share
	25th %	Median	75th%	25th%	Median	75th%
Deal Value / TBVPS	1.20x	1.56x	1.82x	$26.07	$33.89	$39.61
Deal Value / LTM EPS	10.3x	12.9x	14.7x	$29.31	$36.61	$41.77
Premium / Core Deposits	5.1%	7.1%	8.1%	$30.17	$33.49	$35.10
Three factor average:				$28.52	$34.66	$38.83

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Proforma Merger Analysis.

MJCP analyzed certain potential pro forma effects of the merger, based on the assumptions that (i) the merger is completed in the third calendar quarter of 2024 and (ii) each share of outstanding CBC common stock will be converted into the right to receive 1.59 shares of SCB common stock. MJCP also incorporated the following assumptions: (i) financial projections for SCB for the years ending December 31, 2023 through December 31, 2028 based on SCB management guidance; (ii) financial projections for CBC for the years ending December 31, 2023 through December 31, 2028 based on CBC management guidance; (iii) CBC purchase accounting adjustments consisting of (a) a credit mark on loans, (b) interest rate mark on loans, (c) core deposit intangibles, (d) held-to-maturity securities mark, and (e) borrowings mark; (iv) estimated annual cost savings based on estimates provided by SCB and CBC management; and (v) estimated, pre-tax, one-time transaction costs based on estimates provided by SCB and CBC management. The analysis indicated that the merger could be accretive to SCB’s estimated earnings per share in 2025 and immediately dilutive to estimated tangible book value. In connection with these analyses, MJCP considered and discussed with SCB’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Based on these analyses and other investigations and assumptions set forth in its opinion, MJCP determined that as of January 29, 2024, the consideration to be paid to CBC was fair, from a financial point of view to holders of SCB common stock.

MJCP’s Relationship.

MJCP is acting as SCB’s financial advisor in connection with the merger. MJCP received a fee of $200,000 for rendering its written opinion to the SCB board of directors concerning the fairness to holders of SCB common stock of the consideration to be paid to CBC in the merger. This fee is creditable against a transaction success fee in an amount equal to 1.2% of the aggregate consideration paid to CBC which MJCP will be entitled to receive if the merger is completed. In addition, SCB has agreed to indemnify MJCP against certain claims or liabilities arising out of MJCP’s engagement. In the two years prior the issuance of this opinion, MJCP has not had a material relationship with SCB for which MJCP received compensation.

Opinion of CBC’s Financial Advisor

CBC engaged KBW to render financial advisory and investment banking services to CBC, including an opinion to the CBC board of directors as to the fairness, from a financial point of view, to the common shareholders of CBC of the exchange ratio in the proposed merger. CBC selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the CBC board of directors held on January 29, 2024, at which the CBC board of directors evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the CBC board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of CBC common stock. The CBC board of directors approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CBC board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of CBC common stock. It did not address the underlying business decision of CBC to engage in the merger or enter into the merger agreement or constitute a recommendation to the CBC board of directors in connection with the merger, and it does not constitute a recommendation to any holder of CBC common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CBC and SCB and bearing upon the merger, including, among other things:

●	a draft of the merger agreement dated January 24, 2024 (the most recent draft then made available to KBW);

●	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of CBC;

●	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of CBC;

●	certain preliminary draft and unaudited financial results for the fiscal year ended December 31, 2023 of CBC (provided by CBC);

●	the audited financial statements for the two fiscal years ended December 31, 2022 of SCB (contained in the Registration Statement on Form 10 filed by SCB with the SEC on April 6, 2023);

●	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of SCB;

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●	certain preliminary draft and unaudited financial results for the fiscal year ended December 31, 2023 of SCB (provided by SCB);

●	certain regulatory filings of CBC and SCB and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2022 and the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023;

●	certain other interim reports and other communications of CBC and SCB to their respective shareholders; and

●	other financial information concerning the businesses and operations of CBC and SCB furnished to KBW by CBC and SCB or that KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

●	the historical and current financial position and results of operations of CBC and SCB;

●	the assets and liabilities of CBC and SCB;

●	the nature and terms of certain other merger transactions and business combinations in the banking industry;

●	a comparison of certain financial and stock market information for CBC and SCB with similar information for certain other companies the securities of which are publicly traded;

●	financial and operating forecasts and projections of CBC that were prepared by CBC management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the CBC board of directors;

●	financial and operating forecasts and projections of SCB that were prepared by SCB management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of CBC management and with the consent of the CBC board of directors; and

●	estimates regarding certain pro forma financial effects of the merger on SCB (including, without limitation, the cost savings expected to result or be derived from the merger) that were prepared by SCB management, provided to and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of CBC management and with the consent of the CBC board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of CBC and SCB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. KBW was not requested to assist, and did not assist, CBC with soliciting indications of interest from third parties regarding a potential transaction with CBC.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of CBC as to the reasonableness and achievability of the financial and operating forecasts and projections of CBC referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of CBC, upon SCB management as to the reasonableness and achievability of the financial and operating forecasts and projections of SCB and the estimates regarding certain pro forma financial effects of the merger on SCB (including, without limitation, the cost savings expected to result or be derived from the merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that such information was reasonably prepared and represented the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated by such management.

It is understood that the foregoing financial information of CBC and SCB that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of CBC and SCB and with the consent of the CBC board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

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KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CBC or SCB since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with CBC’s consent, that the aggregate allowances for loan and lease losses for each of CBC and SCB are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CBC or SCB, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of CBC or SCB under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of CBC and SCB of its loans and owned securities as either held to maturity or held for investment, on the one hand, or available for sale or held for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of CBC and SCB, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses, the following:

●	that the merger and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of CBC common stock;

●	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

●	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

●	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

●	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of CBC, SCB or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of CBC that CBC relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CBC, SCB, the merger and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of CBC common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger or any such related transaction to CBC, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

●	the underlying business decision of CBC to engage in the merger or enter into the merger agreement;

●	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CBC or the CBC board of directors;

●	the fairness of the amount or nature of any compensation to any of CBC’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CBC common stock;

●	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CBC (other than the holders of CBC common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of SCB or any other party to any transaction contemplated by the merger agreement;

●	the actual value of SCB common stock to be issued in the merger;

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●	the prices, trading range or volume at which CBC common stock or SCB common stock would trade following the public announcement of the merger or the prices, trading range or volume at which SCB common stock would trade following the consummation of the merger;

●	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

●	any legal, regulatory, accounting, tax or similar matters relating to CBC, SCB, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, CBC and SCB. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the CBC board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the CBC board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between CBC and SCB and the decision of CBC to enter into the merger agreement was solely that of the CBC board of directors.

The following is a summary of the material financial analyses presented by KBW to the CBC board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the CBC board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $26.39 per outstanding share of CBC common stock, or approximately $232.3 million in the aggregate (inclusive of the implied value of unvested CBC restricted stock units and in-the-money options to purchase shares of CBC common stock), based on the 1.59x exchange ratio in the proposed merger and the closing price of SCB common stock on January 26, 2024. In addition to the financial analyses described below, KBW reviewed with the CBC board of directors for informational purposes, among other things, the implied transaction multiple for the proposed merger (based on the indicative transaction value for the merger of $26.39 per outstanding share of CBC common stock) of 10.2 x CBC’s estimated calendar year 2025 earnings per share (“EPS”), using financial and operating forecasts and projections of CBC provided by CBC management.

CBC and SCB Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of CBC and SCB to 20 selected major exchange-traded banks headquartered in the Western region of the United States (comprised of Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington and Wyoming) with total assets between $1.0 billion and $5.0 billion. Merger targets and ethnic group-focused banks were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

Bank of Marin Bancorp	First Northwest Bancorp
Sierra Bancorp	Eagle Bancorp Montana, Inc.
Coastal Financial Corporation	Timberland Bancorp, Inc.
Five Star Bancorp	Oak Valley Bancorp
First Western Financial, Inc.	Plumas Bancorp
FS Bancorp, Inc.	Riverview Bancorp, Inc.
Northrim BanCorp, Inc.	Provident Financial Holdings, Inc.
BayCom Corp	United Security Bancshares
Central Valley Community Bancorp	Summit State Bank
Territorial Bancorp Inc.	Sound Financial Bancorp, Inc.

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To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) available (which, in the case of CBC and SCB, were the periods ended December 31, 2023) or as of the end of such periods and market price information as of January 26, 2024. In addition, KBW used 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for CBC, SCB and the selected companies to the extent publicly available (2024 consensus “street” estimates were not publicly available for five of the selected companies and 2025 consensus “street” estimates were not publicly available for seven of the selected companies). KBW also used 2024 and 2025 EPS estimates taken from forecasts and projections of CBC provided by CBC management and forecasts and projections of SCB provided by SCB management. Where consolidated holding company level financial data for CBC, SCB and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Tier 1 Capital Ratio and Total Capital Ratio was also not then publicly available for seven of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in CBC and SCB’s historical financial statements, or the data presented under the section “The Merger — Opinion of SCB’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of CBC, SCB, and the selected companies:

			Selected Companies
	CBC	SCB	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.08%	0.90%	0.54%	1.02%	0.92%	1.25%
MRQ Core PTPP ROAA (1)	1.55%	1.40%	0.79%	1.34%	1.43%	1.78%
MRQ Core Return on Average Tangible Common Equity(1)	11.42%	8.63%	6.35%	11.11	11.53	15.98%
MRQ Net Interest Margin	3.88%	4.05%	2.86%	3.40%	3.56%	4.08%
MRQ Fee Income / Revenue (2)	6.7%	3.9%	8.6%	12.9%	15.0%	20.9%
MRQ Noninterest Expense / Average Assets	2.46%	2.63%	2.78%	2.46%	2.68%	2.24%
MRQ Efficiency Ratio	61.4%	68.3%	76.7%	65.0%	66.8%	57.8%

1.	Based on core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.
2.	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of CBC, SCB and, to the extent publicly available, the selected companies:

				Selected Companies
	CBC	SCB		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	9.55%	10.73%		7.51%	7.95%	8.43%	9.05%
Leverage Ratio	9.61%	11.08	%(1)	8.82%	9.65%	9.74%	10.66%
Tier 1 Capital Ratio	9.53%	11.98	%(1)	9.32%	11.67%	13.53%	15.63%
Total Capital Ratio	13.16%	13.72	%(1)	12.45%	13.43%	15.88%	18.90%
Loans Held for Investment / Deposits	96.0%	100.7%		98.5%	90.7%	86.4%	72.9%
Loan Loss Reserves / Loans	1.03%	1.15%		0.99%	1.11%	1.23%	1.28%
Nonperforming Assets / Assets	0.19%	0.55%		0.41%	0.19%	0.48%	0.09%
Nonperforming Assets / Loans + OREO	0.24%	0.66%		0.56%	0.26%	0.62%	0.11%
MRQ Net Charge-offs / Average Loans	(0.01%)	0.26%		0.09%	0.00%	0.28%	0.00%

1.	Calculated using consolidated equity and bank level regulatory capital adjustments and risk-weighted assets for the period ended December 31, 2023.

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In addition, KBW’s analysis showed the following concerning the market performance of CBC, SCB and, to the extent publicly available, the selected companies (excluding the impact of the 2024 EPS multiple of one of the selected companies, which multiple was considered not meaningful because it was greater than 30.0x):

			Selected Companies
	CBC	SCB	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	2.5%	(0.4)%	(13.7)%	(2.7)%	(8.0)%	2.3%
One-Year Stock Total Return	2.5%	(0.4)%	(10.7)%	(1.1)%	(4.9)%	7.8%
Year-to-Date Stock Price Change	(3.0)%	(4.3)%	(7.1)%	(4.9)%	(3.9)%	(2.6)%
Price / Book Value per Share	1.03x	1.06x	0.81x	1.01x	1.06x	1.24x
Price / Tangible Book Value per Share	1.07x	1.22x	0.95x	1.07x	1.16x	1.40x
Price / 2024 EPS Estimate	10.5x / 9.2x (1)	13.3x / 12.9x (1)	9.70x	11.00x	11.60x	13.60x
Price / 2025 EPS Estimate	11.0x / 9.3x (1)	12.7x / 10.7x (1)	8.20x	9.00x	9.90x	11.00x
Dividend Yield	0.00%	0.00%	1.9%	3.0%	2.9%	4.1%
LTM Dividend Payout Ratio	0.00%	0.00%	19.5%	23.9%	30.7%	38.8%

1.	First multiples based on consensus “street” estimates for CBC and SCB and second multiples based on forecasts and projections of CBC and SCB provided by CBC management and SCB management, respectively.

No company used as a comparison in the above selected companies analysis is identical to CBC or SCB. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to eight selected U.S. whole bank transactions announced since January 1, 2020 with target pro forma ownership greater than 40% and total announced transaction value between $100 million and $1 billion.

The selected transactions were as follows:

Acquiror	Acquired Company
Orrstown Financial Services, Inc.	Codorus Valley Bancorp, Inc.
Burke & Herbert Financial Services Corp.	Summit Financial Group, Inc.
LINKBANCORP, Inc.	Partners Bancorp
Shore Bancshares, Inc.	The Community Financial Corporation
CBTX, Inc.	Allegiance Bancshares, Inc.
Shore Bancshares, Inc.	Severn Bancorp, Inc.
Blue Ridge Bankshares, Inc.	Bay Banks of Virginia, Inc.
Bridge Bancorp, Inc.	Dime Community Bancshares, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction and, to the extent publicly available, the one-year forward EPS consensus “street estimates” for the acquired company at the announcement of the respective transaction:

●	Price per common share to tangible book value per share of the acquired company;

●	Price per common share to last twelve months earnings per share of the acquired company;

●	Price per common share to estimated one-year forward earnings per share of the acquired company in the seven selected transactions in which consensus “street estimates” of the acquired company were available at the announcement of the respective transaction; and

●	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the selected transactions as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The resulting transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the merger of $26.39 per outstanding share of CBC common stock and using historical financial information for CBC as of or for the 12-month period ended December 31, 2023 provided by CBC, the 2024 EPS estimate for CBC taken from financial forecasts and projections of CBC provided by CBC management and the closing price of CBC common stock on January 26, 2024.

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The results of the analysis are set forth in the following table:

		Selected Transactions
	SCB / CBC	25th	Median	Average	75th
Price / Tangible Book Value per Share	1.17x	1.05x	1.20x	1.16x	1.32x
Price / LTM EPS	10.3x	8.4x	10.4x	11.0x	11.6x
Price / One-Year Forward EPS	10.1x	7.3x	12.2x	10.7x	13.7x
Core Deposit Premium	3.3%	1.5%	2.8%	3.0%	4.5%
One-Day Market Premium	10.0%	2.7%	5.1%	7.1%	14.9%

No company or transaction used as a comparison in the above selected transaction analysis is identical to CBC or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of SCB and CBC to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for SCB and CBC as of December 31, 2023 (except in the case of Adjusted Tangible Common Equity, which was as of September 30, 2023) provided by SCB and CBC, respectively, (ii) financial forecasts and projections of SCB provided by SCB management, (iii) financial forecasts and projections of CBC provided by CBC management, and (iv) market price information as of January 26, 2024. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of SCB and CBC shareholders in the combined company based on the 1.59x exchange ratio provided for in the merger agreement:

	SCB % of Total	CBC % of Total
Ownership at 1.59x merger exchange ratio:
Pro Forma Ownership	57.1%	42.9%
Market Capitalization:
Pre-Deal Market Capitalization	60.2%	39.8%
Balance Sheet:
Total Assets	54.3%	45.7%
Gross Loans Held For Investment	55.6%	44.4%
Total Deposits	54.5%	45.5%
Tangible Common Equity	56.9%	43.1%
Adjusted Tangible Common Equity (as of September 30, 2023) (1)	61.1%	38.9%
Income Statement:
2024 Estimated Net Income	51.9%	48.1%
2025 Estimated Net Income	55.5%	44.5%

1.	Adjusted for after-tax loan interest rate mark (based on an assumed tax rate) and held-to-maturity securities write-down per SCB and CBC third quarter 2023 Form 10-Q filings, respectively.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of SCB and CBC. Using (i) closing balance sheet estimates assumed as of September 30, 2024 for SCB and CBC extrapolated from financial forecasts and projections of SCB provided by SCB management and financial forecasts and projections of CBC provided by CBC management, respectively, (ii) financial forecasts and projections relating to the earnings of SCB provided by SCB management, (iii) financial forecasts and projections relating to the earnings of CBC provided by CBC management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SCB management, KBW analyzed the potential financial impact of the merger on certain projected financial results of SCB. This analysis indicated the merger could be accretive to SCB’s estimated 2024 EPS and estimated 2025 EPS and could be dilutive to SCB’s estimated tangible book value per share at closing assumed as of September 30, 2024. Furthermore, the analysis indicated that, pro forma for the merger, each of SCB’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of September 30, 2024 could be lower. For all of the above analysis, the actual results achieved by SCB following the merger may vary from the projected results, and the variations may be material.

CBC Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of CBC to estimate a range for the implied equity value of CBC. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of CBC provided by CBC management, and KBW assumed discount rates ranging from 10.5% to 12.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that CBC could generate over the period from December 31, 2023 through December 31, 2027 as a standalone company, and (ii) the present value of CBC’s implied terminal value at the end of such period. KBW assumed that CBC would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of CBC, KBW applied a range of 7.0x to 11.0x CBC’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of CBC common stock of $21.06 to $30.21.

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The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of CBC.

SCB Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of SCB to estimate a range for the implied equity value of SCB. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of SCB provided by SCB management, and KBW assumed discount rates ranging from 10.0% to 12.0%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that SCB could generate over the period from December 31, 2023 through December 31, 2027 as a standalone company, and (ii) the present value of SCB’s implied terminal value at the end of such period. KBW assumed that SCB would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of SCB, KBW applied a range of 7.0x to 11.0x SCB’s estimated 2028 earnings. This dividend discount model analysis resulted in a range of implied values per share of SCB common stock of $14.04 to $19.40.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of SCB or the pro forma combined entity.

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined entity. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of SCB provided by SCB management, financial forecasts and projections relating to the earnings and assets of CBC provided by CBC management, and pro forma assumptions (including, without limitation, the cost savings expected to result from the merger as well as certain purchase accounting adjustments and other merger-related adjustments and restructuring charges assumed with respect thereto) provided by SCB management, and KBW assumed discount rates ranging from 9.0% to 11.0%. An illustrative range for the implied equity value of the pro forma combined entity was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined entity could generate over the period from September 30, 2024 through December 31, 2028, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined entity would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined entity, KBW applied a range of 7.0x to 11.0x the pro forma combined entity’s estimated 2029 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 1.59 shares of SCB common stock to be received in the proposed merger for each share of CBC common stock of $27.79 to $39.55.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of SCB or the pro forma combined entity.

Miscellaneous. KBW acted as financial advisor to CBC in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, CBC and SCB. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CBC or SCB for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, CBC agreed to pay KBW a cash fee equal to 1.20% of the aggregate merger consideration, $250,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. CBC also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, during the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to CBC. During the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to SCB. KBW may in the future provide investment banking and financial advisory services to CBC or SCB and receive compensation for such services.

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Interests of Certain SCB Directors and Executive Officers in the Merger

Employment Agreements

New Position and Employment Arrangement

A certain SCB executive has entered into an employment arrangement with SCB, which will become effective at and subject to the effective time of the merger. In the event that the merger agreement is terminated prior to closing in accordance with its terms, the executive’s employment arrangement with SCB will automatically terminate and be void ab initio, and their existing employment agreements with SCB (or SCB Bank) will remain in full force and effect.

Mr. Rainer. On January 30, 2024, in connection with the SCB and CBC’s entry into the merger agreement, SCB and SCB Bank entered into a new employment agreement with David I. Rainer, which will become effective of the effective time of the merger, pursuant to which Mr. Rainer will serve as Executive Chairman of SCB and SCB Bank. Mr. Rainer’s post-merger employment agreement provides for a term of employment for four years in the role of Executive Chairman with an annual base salary of $660,000, subject to review and adjustment, but not reduction, at the discretion of the Company’s board of directors, and Mr. Rainer’s participation in SCB’s management incentive plan, with Mr. Rainer’s specific acknowledgement that he is subject to SCB’s incentive compensation clawback policy. After the initial four years, Mr. Rainer’s employment will continue for one additional year as an Executive Director with an annual base salary of the greater of $100,000 per year or the then current fees for SCB and SCB Bank board members, and Mr. Rainer will remain a director of SCB and SCB Bank. Upon the post-merger employment agreement becoming effective, Mr. Rainer will be granted a restricted share unit award equivalent to $750,000 of SCB’s common stock, subject to vesting ratably over five years.

Mr. Rainer will participate in SCB Bank’s vacation and time off policy and will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy. An automobile allowance of $1,500 will be provided to Mr. Rainer, and he will also be entitled to SCB Bank’s general benefit plans.

The post-merger employment agreement provides that Mr. Rainer will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” as defined in the post-merger employment agreement. Generally, if Mr. Rainer is terminated without cause or he resigns for good reason he will be entitled to 12 months’ then current base salary and health insurance premiums for 12 months for himself and his dependents. In the context of a change in control transaction during his employment term, if Mr. Rainer is terminated or resigns for good reason while serving as Executive Chairman, or if a change in control is announced while he serves as an Executive Director and the change in control consummates, he will be entitled to 36 months’ of his then current base salary (or during his tenure as an Executive Director, his final salary as Executive Chairman), plus three times the average of his aggregate annual bonus paid or payable in the three prior calendar years (or during his tenure as an Executive Director, the final three years as Executive Chairman), plus six months’ health insurance premiums for himself and his dependents.

Treatment of SCB Equity Awards

Treatment of CBC Restricted Stock Units

Generally, the parties have agreed that at the effective time of the merger, SCB restricted stock units held by SCB directors who will not serve on the board of directors of the combined company will vest.

Interests of Certain CBC Directors and Executive Officers in the Merger

Certain of CBC’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of CBC’s shareholders generally. The CBC board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and the merger and in recommending to CBC shareholders that they vote to approve the CBC merger proposal and the CBC adjournment proposal. For more information, see the sections titled “The Merger — CBC’s Reasons for the Merger and Recommendation of the CBC Board of Directors” beginning on page” beginning on page 35 and these interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger – Background of the Merger” beginning on page 28.

For purposes of this disclosure, the “named executive officers” of CBC are Steven E. Shelton, Thomas A. Sa and Scott Myers.

The amounts shown below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may be taken or that may occur before completion of the merger.

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Treatment of CBC Equity Awards

Treatment of CBC Stock Options

At the effective time of the merger, as provided in the merger agreement, each CBC option that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be canceled in exchange for the right to receive a lump sum cash payment equal to the product of (i) the number of shares of CBC common stock subject to such CBC option and (ii) the excess, if any, of (A) the SCB average share price (which is the volume-weighted average closing price per share of SCB common stock, as reported on NASDAQ, for the 10 trading days ending on the fifth trading day prior to the closing date of the merger) multiplied by the 1.590 exchange ratio, over (B) the exercise price per share of such CBC option, less any applicable taxes required to be withheld with respect to such payment. If an option has an exercise price greater than the SCB average share price times the exchange ratio, such out-of-the-money option will be cancelled for no consideration. For CBC options that are exercised before the closing, the underlying shares of CBC common stock received upon exercise will be exchanged for the merger consideration in accordance with the exchange ratio in the same manner as all other outstanding shares of CBC common stock as of the closing date.

In addition, under certain of CBC’s employment agreements with its executive officers, described in more detail below, in the event that the executive officers are terminated without cause, or resign for good reason (as each term is defined in their respective employment agreements) proximate to the closing of the merger, any outstanding but unvested stock options will fully vest.

Treatment of CBC Restricted Stock Units

Generally, at the effective time of the merger, CBC restricted stock units held by CBC officers and directors will be assumed by SCB and converted into a restricted stock unit in respect of SCB common stock with the same vesting schedule, terms and conditions as were applicable under such CBC restricted stock unit immediately prior to the effective time of the merger. The number of shares of SCB common stock subject to each assumed CBC restricted stock unit will be equal to the product (rounded to the nearest whole share) of (x) the number of shares of CBC common stock subject to each such CBC restricted stock unit multiplied by (y) the 1.590 exchange ratio, with any fractional shares rounded down to the nearest whole shares of SCB common stock.

However, at the effective time of the merger, CBC restricted stock units held by CBC directors who will not serve on the board of directors of the combined company will fully vest and be cancelled and be converted into the right to receive SCB share (without interest) that number of shares of SCB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CBC Common Stock subject to such CBC RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio of 1.590.

In addition, under certain of CBC’s employment agreements with its executive officers described in more detail below, in the event that the executive officers are terminated without cause, or resign for good reason (as each term is defined in their respective employment agreements) proximate to the closing of the merger, any outstanding but unvested restricted stock unit awards, will fully vest.

Employment Agreements

Existing CBC Agreements

CBC Bank is party to existing employment agreements with each of CBC’s named executive officers that provide for payments in connection with a termination of employment in connection with a change in control. The merger will be a change in control for this purpose.

CBC Bank’s employment agreements with Messrs. Shelton, Sa and Myers provide that if the executive officer’s employment with CBC Bank is terminated without cause or by the executive for good reason (each, a “qualifying termination”) within one year of a change in control of CBC Bank, the named executive officer would receive the following severance payments and benefits, in each case subject to execution and non-revocation of a release of claims in favor of CBC: (1) a lump sum payment equal to two times his annual base salary and the average of the three most recent annual bonuses in the case of Mr. Shelton and Mr. Sa or one times his annual base salary and the average of the three most recent annual bonuses in the case of Mr. Myers, (2) monthly payments in amounts equal to the cost of his COBRA premiums for 18 months in the case of Mr. Shelton or for 12 months in the case of Mr. Sa and Mr. Myers, and (3) accelerated vesting of the restricted stock and stock options previously awarded to him.

CBC Supplemental Executive Retirement Plans (“SERP”)

In accordance with his current employment agreement with CBC Bank, on May 7, 2018, Mr. Shelton and CBC Bank also entered into an Executive Supplemental Compensation Agreement providing for a projected value of approximately $2.3 million when fully vested after 10 years with monthly payments generally commencing upon his retirement. This benefit is subject to a ten year vesting period beginning on the original dates of such agreement with full accelerated vesting if he is terminated or quits for good reason (as defined in the agreement) in connection with a change of control. CBC Bank and Mr. Shelton have also entered into a split-dollar joint beneficiary agreement that shares the proceeds of bank owned life insurance previously purchased on his life such that if he should die while employed, his named beneficiaries would receive a specified sum or the net amount at risk, whichever is smaller. As of December 31, 2023, this benefit was valued at $1,350,000. A description of how the proposed merger will impact Mr. Shelton’s Executive Supplemental Compensation Agreement is described below in the “New Agreements with SCB” below.

In accordance with the current Mr. Sa agreement, on January 31, 2020, CBC Bank implemented a supplemental executive retirement plan for Mr. Sa providing for an aggregate defined contribution amount of up to $835,000, with monthly payments generally commencing upon his retirement, or in the event of his termination following a change in control. In addition, CBC Bank agreed to obtain a bank owned split-dollar life insurance policy and enter into a related joint beneficiary agreement that will provide a shared death benefit in the event Mr. Sa’s employment with CBC is terminated due to his death before he is fully vested in the supplemental executive retirement plan. A description of how the proposed merger will impact Mr. Sa’s Executive Supplemental Compensation Agreement is described below in the “New Agreements with SCB” below.

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On December 15, 2020, CBC Bank and Mr. Myers entered into an Executive Supplemental Compensation Agreement providing for an annual projected target benefit of $60,000, payable monthly for a period of ten years, generally commencing upon separation from service, provided that he remain employed through the service period (as defined in such agreement). This benefit is subject to vesting based on continued service, with full vesting if he is involuntarily terminated or quits for good reason (as defined in the agreement) in connection with a change of control of CBC Bank. CBC Bank and Mr. Myers have also entered into a split-dollar agreement that shares the proceeds of bank owned life insurance previously purchased on his life such that if he should he die while employed, his named beneficiaries would receive a specified sum or the net amount at risk, whichever is smaller.

New Positions and Employment Agreements with SCB

Certain of CBC’s executive officers have entered into employment agreement with SCB, which will become effective at and subject to the effective time of the merger. In the event that a CBC executive officer is not employed by CBC immediately prior to the closing or the merger agreement is terminated prior to closing in accordance with its terms, the CBC executive officers’ employment arrangements with SCB will automatically terminate and be void ab initio, and their existing employment agreements with CBC (or CBC Bank) will remain in full force and effect.

Mr. Shelton. On January 30, 2024, in connection with the SCB and CBC’s merger agreement, SCB and SCB Bank entered into a new employment agreement with Steven Shelton, which will become effective at the effective time of the merger, pursuant to which Mr. Shelton will serve as chief executive officer of SCB and SCB Bank. Mr. Shelton’s employment agreement with SCB and SCB Bank provides for a term of employment for four years and automatically renews for a single one-year term absent notice of termination given by either Mr. Shelton or SCB or SCB Bank; an annual base salary of $610,000, subject to review and adjustment, but not reduction, at the discretion of SCB and SCB Bank’s board of directors; Mr. Shelton’s participation in SCB’s management incentive plan; and the grant of a SCB restricted share unit award equivalent to $500,000 of SCB common stock, subject to vesting ratably over four years. Mr. Shelton will participate in SCB Bank’s vacation and time off policy, will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy, will also be entitled to SCB Bank’s general benefit plans and will receive a monthly automobile allowance of $1,500.

Mr. Shelton’s employment agreement with SCB and SCB Bank provides that SCB and SCB Bank will assume his SERP, but the maximum “targeted benefit amount” (as defined is such current agreement) will be increased to 30%, and if he is terminated without “cause” (as defined in such current agreement) he will become immediately and fully vested in the SERP.

Under his employment agreement with SCB and SCB Bank, Mr. Shelton will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” (as defined in his employment agreement with SCB). Generally, if Mr. Shelton is terminated without cause within the first three years of his employment with SCB and SCB Bank, he will instead be entitled to the change in control benefit under his current employment agreement with CBC. See “Existing CBC Agreements” above. After the third anniversary of the close of the merger, Mr. Shelton’s severance benefits are modified as follows. If Mr. Shelton is terminated without cause or he resigns for good reason, he will be entitled to 12 months of his then-current base salary and COBRA premiums for twelve months for himself and his dependents. However, in the context of a change in control transaction, if Mr. Shelton is terminated or resigns for good reason, or if the initial term of the Shelton Employment Agreement expires as a result of non-renewal by SCB or SCB Bank, he will be entitled to 24 months’ of his then current base salary, plus two times the average of his aggregate annual bonus paid or payable in the three prior calendar years, plus six months’ COBRA premiums for himself and his dependents.

Mr. Sa. On January 30, 2024, SCB and SCB Bank entered into a Termination and Waiver Agreement with Mr. Sa, which terminates his existing employment agreement with CBC and CBC Bank effective as of the effective time of the merger, waives certain rights to severance compensation Mr. Sa has under his current employment agreement with CBC Bank in the event of a change in control, includes an offer letter providing terms of employment with SCB and SCB Bank after the effective time of the merger, and includes a change in control agreement for Mr. Sa based on SCB’s general form of change in control agreement. Mr. Sa’s SCB offer letter provides that he will serve as SCB and SCB Bank’s EVP Chief Operating Officer at an annual base salary of $425,000; will participate in SCB’s management incentive plan; and, upon the effective time, that he will be granted a SCB restricted share unit award equivalent to $300,000 of SCB common stock, subject to vesting ratably over three years. Mr. Sa will participate in SCB Bank’s vacation and time off policy, will be eligible to participate in all group medical and life insurance benefits in accordance with SCB Bank’s employee benefits policy and he will also be entitled to SCB Bank’s general benefit plans. He will receive a monthly automobile allowance of $900.

Under his employment arrangement with SCB and SCB Bank, Mr. Sa will be entitled to certain severance benefits in the event of certain terminations of his employment or his resignation for “good reason” (as defined in his change in control agreement with SCB). If Mr. Sa is terminated without cause during the first two years of his employment with SCB and SCB Bank, he will be entitled to the change in control benefits under his current employment agreement with CBC Bank. See “Existing CBC Agreements” above. In the event that Mr. Sa is terminated without cause after the second anniversary of the closing of the merger, he will be entitled to the benefits described in his SCB change in control agreement and not his CBC employment agreement. Under the SCB change in control agreement, in the context of a change in control transaction, if Mr. Sa is terminated or resigns for good reason, he will be entitled to two times his then current annual base salary, plus two times the average of his aggregate annual bonus paid or payable in the three prior calendar years.

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Mr. Myers. Mr. Myers has not entered into a new employment agreement or offer letter with SCB and the parties are not discussing any such future arrangements, which they may enter into from time to time.

Director Positions Following the Merger

The merger agreement provides that at the effective time six members of the CBC board of directors designated by CBC, including Mr. Shelton, will be appointed to the boards of directors of SCB and SCB Bank.

As directors of SCB and SCB Bank, the former members of the CBC board of directors that are so designated will be entitled to receive the same compensation as the current non-employee directors of SCB and SCB Bank. During 2023, non-employee directors of SCB received cash annual retainer fees in the amount of $48,000 ($72,000 for the lead director, the chair and each chair of a committee) and a restricted stock grant valued at $36,000.

Indemnification and Insurance

From and after the effective time, SCB will indemnify and hold harmless each present or former director, officer and employee of CBC against claims arising out of matters existing or occurring at or prior to the effective time of the merger to the fullest extent under applicable law, the CBC’s and CBC Bank’s charter documents and any agreement to which such person is a party that has been disclosed to SCB. In addition, SCB will advance expenses to each such person in connection with any such claim.

Prior to the closing of the merger, CBC (and if it is unable, SCB) will obtain and fully pay for a period of six years from the effective time of the merger, directors’ and officers’ “tail” liability insurance covering CBC’s officers and directors, among others. See “The Merger Agreement — Covenants and Agreements — Director and Officer Indemnification and Insurance” on page 62.

Stock Ownership of CBC Officers and Directors

The directors and executive officers of CBC, as a group, beneficially owned and had the power to vote as of the CBC record date, a total of 988,156 shares of CBC common stock, representing approximately 11.36% of the issued and outstanding shares of CBC common stock as of that date. All of the shares of CBC common stock beneficially owned by the directors and executive officers of CBC are expected to be voted in favor of the CBC merger proposal, and all of the directors of CBC entered into voting agreements with CBC and SCB agreeing to vote their shares in favor of the CBC merger proposal. See “The Merger Agreement – Voting Agreements” beginning on page 67. Each of these persons will receive the same merger consideration for their shares of CBC common stock as the other CBC shareholders.

Potential Payments and Benefits to CBC’s Named Executive Officers in Connection with the Merger

This section sets forth the information regarding the compensation for each named executive officer of CBC that is based on or otherwise relates to the merger and that will or may become payable to each such named executive officer at the effective time or on a qualifying termination of employment in connection with the merger.

The estimated potential payments in the table below are based on the following assumptions:

●	The effective time of the merger will occur on be May 13, 2024 (which is the assumed effective time the merger solely for purposes of this disclosure);

●	each named executive officer will experience a qualifying termination of employment at the effective time of the merger; a price per share of CBC common stock equal to $24.57, the average closing market price of CBC common stock over the first five business days following the public announcement of the merger on January 30, 2024; and

●	base salary and equity award holdings as of the record date, excluding any dividends accrued on outstanding equity awards.

Depending on when the merger occurs, certain equity awards that are unvested as of the record date and included in the table below may vest pursuant to the terms of the equity awards based on the completion of continued service with CBC, independent of the merger. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this statement, and do not reflect certain compensation actions that may occur before completion of the merger. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. All dollar amounts have been rounded to the nearest whole dollar.

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For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the mergers and “double trigger” refers to payments and benefits that are only payable when two required conditions occur, which are the completion of the mergers and the named executive officer experiences a qualifying termination of employment subsequent to the merger closing date. As described above, Mr. Shelton and Mr. Sa have entered into employment arrangements with SCB and, therefore, as of the date of this document, SCB and CBC do not expect that either of Mr. Shelton or Mr. Sa will experience a “qualifying termination.”

Name	Base Salary (1)	Bonus (2)	Equity (3)	Pension/NQDC (4)	Benefits (5)	Total
Steven E. Shelton	$1,131,508	$550,000	$929,558	$889,321	$50,580	$3,500,387
Thomas A. Sa	$731,108	$470,000	$635,879	$—	$16,200	$1,836,988
Scott Myers	$296,000	$142,235	$445,572	$281,868	$14,760	$1,165,675

(1)	Base Salary. Represents two years of annual salary for Mr. Shelton and Mr. Sa and one year of annual salary for Mr. Myers under the change in control provisions of their currently existing employment arrangements with CBC. These payments are considered to be double-trigger benefits and will be paid only if the named executive officer experiences a qualifying termination of employment under their existing CBC agreements and any new agreement with SCB. For a description of the severance available to Mr. Shelton and Mr. Sa under their new employment agreements, please see “New Positions and Employment Arrangements with SCB” above. For a description of the severance available to Mr. Myers please see “Employment Agreements - Existing CBC Agreements” above.

(2)	Bonus. Represents two (2) times the average of the three most recent annual bonuses for the three fiscal years prior to the year in which the merger occurs for Mr. Shelton and Mr. Sa, and (1) time the average of the three most recent annual bonuses for the three fiscal years prior to the year in which the merger occurs for Mr. Myers. These payments are considered to be double-trigger benefits and will be paid only if the named executive officer experiences a qualifying termination of employment under their existing CBC agreements and any new agreement with SCB. For a description of the severance available to Mr. Shelton and Mr. Sa under their new employment agreements, please see “New Positions and Employment Arrangements with SCB” above. For a description of the severance available to Mr. Myers please see “Employment Agreements - Existing CBC Agreements” above.

(3)	Equity. Represents the value of in-the-money CBC stock options that will be cashed out immediately prior to the merger, whether vested or unvested (i.e., “single-trigger”) and the value of unvested CBC restricted stock units that would vest and be payable upon a qualifying termination of employment at the effective time (i.e., “double-trigger”). See “The Merger — Treatment of CBC Equity Awards” and “Employment Agreements - Existing CBC Agreements,” above. Mr. Shelton’s and Mr. Sa’s new employment arrangements with SCB provide that if the executive officer experiences a qualifying termination within three years (for Mr. Shelton) or two years (for Mr. Sa) of the merger, then any unvested equity grants previously awarded to them will be accelerated and become fully vested. CBC Bank’s employment agreement with Mr. Myers’ provides that if he experiences a qualifying termination in the six months leading up to, or the one year period following a change of control, then any unvested equity grants previously awarded to him will be accelerated and become fully vested.

The following table reflects the number of stock options held by each named executive officer of CBC as of May 31, 2024 (all of which, if not previously exercised will be cashed out at the immediately prior to the effective time of the merger (“single-trigger”) and the estimated value of the stock options is based on $24.57, the average closing market price of CBC common stock over the first five business days following the first public announcement of the transaction on January 30, 2024, less the applicable per-share exercise price for the stock options.

	Number of	Weighted Average	Number of	Weighted Average
	Vested Company	Exercise Price of	Unvested Company	Exercise Price of
	Stock Options	Vested	Stock Options	Unvested	Total
Name	Held	Stock Options	Held	Stock Options	Value
Steven E. Shelton	60,417	$18.95	36,025	$19.95	$505,514
Thomas A. Sa	32,600	$18.52	20,400	$18.97	$311,263
Scott Myers (a)	29,900	$18.12	6,600	$19.49	$226,426

(a) Excluded out-of-the-money stock options totaled 5,500 shares with an exercise price of $25.33.

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The following table reflects the numbers of unvested stock options and restricted stock unit held by each named executive officer of CBC as of May 31, 2024 will be accelerated at the immediately prior to the effective time of the merger based on $24.57, the average closing market price of CBC common stock over the first five business days following the first public announcement of the transaction on January 30, 2024.

	Number of		Number of
	Unvested	Value of	Unvested	Value of	Total Value
	CBC Stock Options	Accelerated	CBC RSUs	Accelerated	of Unvested
	Subject to	CBC Stock Options	Subject to	CBC RSUs	Equity
Name	Acceleration	Vesting	Acceleration	Vesting	Acceleration
Steven E. Shelton	36,025	$166,230	17,260	424,044	$590,274
Thomas A. Sa	20,400	$114,173	13,213	324,617	$438,790
Scott Myers	6,600	$33,493	8,920	219,147	$252,640

(4)	Pension/NQDC. Consists of the aggregate accelerated dollar value of supplemental executive retirement plans implemented for each named executive officer under current agreements with CBC. Under his new employment agreement with SCB, in the event Mr. Shelton is terminated without cause or for good reason within six months prior or within 18 months following a change in control, he would be entitled to receive an annual amount equal to the target benefit, which under his new employment agreement with SCB, will increase from 25% to 30%., and he would also be entitled to receive, in addition to the target benefit amount, an increase at the rate of two percent each year to the target benefit amount, beginning on the first anniversary of the first executive benefit payment, and annually thereafter for so long as he is entitled to receive an executive benefit. In accordance with the current Mr. Sa agreement, he would be entitled to receive the aggregate fully vested annual defined contribution amount of $97 thousand, payable monthly for a period of ten years commencing after 30 days of his termination. In accordance with the current agreement with Mr. Myers, he would be entitled to receive the fully vested annual projected target benefit of $60,000, payable monthly for a period of ten years commencing after the first day of his termination.

(5)	Benefits. Consists of COBRA coverage for a period of 18 months for Mr. Shelton and 12 months for Mr. Sa and Mr. Myers under current agreements with CBC, following the date of termination, the value of which will be paid in cash in a lump sum within sixty days following the named executive officer’s employment termination date for Mr. Shelton or within 15 days of the effective date of their releases for Mr. Sa and Mr. Myers.

Governance of the Combined Company After the Merger

Boards of Directors and Management; Bylaw Amendment

The merger agreement provides for certain arrangements related to the boards of directors of SCB and SCB Bank after the merger as described below.

At the effective time, the board of directors of the combined company and the board of directors of the surviving bank will each consist of 12 directors, of which six will be members of the SCB board of directors of SCB as of immediately prior to the effective time, as designated by SCB, which shall include Mr. David I. Rainer, and six shall be members of the CBC board of directors of CBC as of immediately prior to the effective time, designated by CBC, which shall include Mr. Steven E. Shelton. To enable 12 directors to serve on the SCB board of directors, the merger agreement provides that SCB will use its reasonable best efforts obtain the SCB shareholders’ approval of the SCB bylaw proposal to increase the range of authorized directors of SCB to be not less than seven and no more than 13.

At the effective time, (1) Mr. David I. Rainer shall serve as the Executive Chairman of the board of directors of the surviving corporation and of the surviving bank, (2) Mr. Steven E. Shelton shall serve as the chief executive officer of the surviving corporation and of the surviving bank, (3) Mr. Thomas A. Sa shall serve as the chief operating officer of the surviving corporation and of the surviving bank, (4) Mr. Richard Hernandez shall serve as the President of the surviving corporation and of the surviving bank, and (5) Mr. Thomas G. Dolan shall serve as the chief financial officer of the surviving corporation and chief strategy officer of the surviving bank.

Name Change

The merger agreement provides that SCB and CBC will agree to select a name for the surviving corporation and the surviving bank mutually acceptable to SCB and CBC as soon as reasonably practicable after the date of the merger agreement and by no later than the fifth business day next preceding the date this proxy statement/prospectus is first mailed in definitive form to the parties’ respective shareholders. The parties have agreed, effective as of the effective time, to change the name of the surviving company to California BanCorp, subject to SCB shareholder approval, and the name of the surviving bank to California Bank of Commerce, N.A.

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Regulatory Approvals

To complete the merger and bank merger, SCB and CBC need to obtain approvals or consents from, or make filings with, a number of U.S. federal bank and other regulatory authorities. Subject to the terms of the merger agreement, SCB and CBC have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the requisite regulatory approvals, use their reasonable best efforts to make such filings within 45 days of the date of the merger agreement), and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger). These approvals include, among others, the approval of the merger and bank merger by the Federal Reserve Board and the OCC, respectively. Nothing in the merger agreement will be deemed to require SCB or CBC or any of their respective subsidiaries, and neither SCB nor CBC nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any permits, consents, approvals and authorizations of governmental entities that would reasonably be likely to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).

The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of CBC common stock in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.

SCB and CBC believe that the merger does not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory or competition authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.

The term “requisite regulatory approvals” refers to all regulatory approvals, authorizations, consents, orders or waivers (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the OCC or as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving corporation.

Office of the Comptroller of the Currency and Board of Governors of the Federal Reserve System

In order to consummate the merger, the prior approval of the OCC is required pursuant to 12 CFR §5.33 and under the Bank Merger Act and the prior approval of or a waiver from the Federal Reserve Board is required under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In reviewing the merger, the OCC and the Federal Reserve Board take competitive considerations into account, as well as capital adequacy, quality of management and earnings prospects and its effectiveness in combating money laundering. The OCC also takes into account the record of performance of SCB Bank in meeting the credit needs of the communities that it serves and SCB Bank’s regulatory rating under the Community Reinvestment Act (“CRA”). SCB Bank and CBC Bank both received at least a “satisfactory” performance rating in their most recent CRA evaluations.

Any transaction approved by the OCC under the Bank Merger Act may not be completed until 30 days after the OCC’s approval, during which time the Department of Justice (the “DOJ”) may challenge such transaction on antitrust grounds. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to 15 days. While SCB and CBC do not know of any reason that the DOJ would challenge regulatory approval by the OCC and believe that the likelihood of such action is remote, there can be no assurance that the DOJ will not initiate such a proceeding, or if such a proceeding is initiated, the result of any such challenge.

Status of Applications

The OCC provided approval for the merger on May 10, 2024. In addition, the Federal Reserve Board granted SCB and CBC a waiver of its merger application requirements on May 2, 2024. SCB also has pending a request of the DFPI to confirm the merger is exempt under the California Financial Code’s control statue.

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

Accounting Treatment of the Merger

SCB prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of CBC by SCB under the acquisition method of accounting in accordance with GAAP. SCB will be treated as the acquirer for accounting purposes.

Stock Exchange Listing

SCB has agreed to use its commercially reasonable efforts to list the SCB common stock to be issued in the merger on Nasdaq. It is a condition to the completion of the merger that those shares be approved for listing on Nasdaq, subject to official notice of issuance. Following the merger, SCB expects that its common stock will continue to trade on the Nasdaq Capital Market, and will maintain its ticker symbol as “BCAL”.

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THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about SCB or CBC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings SCB and CBC make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the principal terms of the merger agreement. Factual disclosures about SCB and CBC contained in this joint proxy statement/prospectus or in the public reports of SCB or CBC filed with the SEC may supplement, update or modify the factual disclosures about SCB and CBC contained in the merger agreement. The merger agreement contains representations and warranties by SCB, on the one hand, and by CBC, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by SCB and CBC were qualified and subject to important limitations agreed to by SCB and CBC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that SCB and CBC each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about SCB and CBC at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Terms of the Merger

Each of the SCB board of directors and the CBC board of directors has unanimously adopted and approved the merger agreement. The merger agreement provides for the merger of CBC with and into SCB, with SCB continuing as the surviving corporation in the merger. Following the merger, CBC Bank will merge with and into SCB Bank, with SCB Bank as the surviving entity in the bank merger.

The Merger Consideration

At the effective time, each share of CBC common stock issued and outstanding immediately prior to the effective time, except for shares of CBC common stock owned by CBC as treasury stock or owned by CBC or SCB (in each case, other than shares of CBC common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by CBC or SCB in respect of debts previously contracted), will be converted into the right to receive 1.590 shares of SCB common stock.

If, prior to the effective time, the outstanding shares of CBC common stock or SCB common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give SCB shareholders and CBC shareholders the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of Fractional Shares

No new certificates or scrip representing fractional shares of SCB common stock will be issued upon the surrender for exchange of old certificates, no dividend or distribution with respect to SCB common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of SCB. In lieu of the issuance of any such fractional shares, SCB will pay to each former holder of CBC common stock who otherwise would be entitled to receive such fractional share an amount in cash (without interest) determined by multiplying (i) the fraction of a share (after taking into account all shares of CBC common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of SCB common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement by (ii) the volume weighted average price of SCB common stock quoted on Nasdaq on each of the last 10 trading days ending on the day which is the fifth trading date immediately preceding the closing date.

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Governing Documents

At the effective time, the SCB articles of incorporation will be the articles of incorporation of the combined company until thereafter amended in accordance with applicable law, and the SCB bylaws, as amended by the SCB bylaw amendment, will be the bylaws of the combined company until thereafter amended in accordance with applicable law. For a more detailed description of the governing documents of the combined company, see the section entitled “The Merger — Governance of the Combined Company After the Merger.”

Treatment of CBC Equity Awards

CBC Stock Options

At the effective time of the merger, each CBC option that is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be canceled in exchange for the right to receive a single lump sum cash payment equal to the product of (i) the total number of shares of CBC common stock subject to such CBC option, and (ii) the excess, if any, of (A) the volume-weighted average closing price per share of SCB common stock, as reported on NASDAQ, for the ten (10) trading days ending on the fifth trading day prior to the closing date of the merger multiplied by the exchange ratio (1.590), over (B) the exercise price per share of such CBC option, less any applicable taxes required to be withheld with respect to such payment. If an option has an exercise price greater than the SCB average share price times the exchange ratio, such out-of-the-money option will be cancelled for no consideration. For CBC options that are exercised before the closing, the underlying shares of CBC common stock received upon exercise will be exchanged for the merger consideration in accordance with the exchange ratio in the same manner as all other outstanding shares as of the closing date.

CBC Restricted Stock

Each outstanding award of CBC restricted stock units will: (i) if granted to a non-employee member of the CBC board of directors who will not be serving on the board of directors of the surviving corporation, fully vest and be cancelled and converted automatically into the right to receive (without interest) that number of shares of SCB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CBC Common Stock subject to such CBC restricted stock unit immediately prior to the effective time of the merger, multiplied by (B) 1.590; and (ii) if not granted to such a CBC director, be assumed and converted into a restricted stock unit in respect of SCB Common Stock with the same terms and conditions as were applicable under such CBC restricted stock unit immediately prior to the effective time of the merger, and relating to the number of shares of SCB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CBC Common Stock subject to such CBC restricted stock unit immediately prior to the effective time of the merger, multiplied by (B) the 1.590.

Procedures for Exchanging CBC Common Stock

Promptly following the closing of the merger, Computershare, SCB’s transfer agent and the exchange agent for the merger, will mail and otherwise make available to each holder of record of CBC common stock a notice and form of transmittal letter advising such holder of the effectiveness of the merger and the procedure for surrendering to the exchange agent certificates representing shares of CBC common stock in exchange for the merger consideration allocated to them. Upon surrender of a stock certificate of CBC common stock for exchange and cancellation to the exchange agent (or appropriate certifications with respect to book-entry shares), together with a duly executed transmittal letter, the holder of such certificate will be entitled to receive the merger consideration allocated to them and the certificate for CBC common stock so surrendered will be canceled. No interest will be paid or accrued on any cash paid in lieu of fractional shares of SCB common stock.

CBC shareholders who surrender their stock certificates and complete the transmittal materials, or who have taken other steps to surrender the evidence of their stock interest in CBC in accordance with the instructions accompanying the transmittal letter, will, upon the exchange agent’s acceptance of such stock certificates and transmittal materials or stock interest, be entitled to receive the shares of SCB common stock and cash in lieu of fractional shares to which they are entitled.

A CBC shareholder will receive dividends on CBC common stock or other distributions declared after the completion of the merger only if he or she has surrendered his or her CBC stock certificates. Only then will the CBC shareholder be entitled to receive all previously withheld dividends and distributions, without interest.

After completion of the merger, no transfers of CBC common stock issued and outstanding immediately prior to the completion of the merger will be allowed. CBC stock certificates (or book entry shares) that are presented for transfer after the completion of the merger will be canceled and exchanged for the appropriate merger consideration.

SCB will only issue a SCB stock certificate in a name other than the name in which a surrendered CBC stock certificate is registered if a CBC shareholder presents the exchange agent with all documents required to show and effect the unrecorded transfer of ownership of the shares of CBC common stock formerly represented by such SCB stock certificate and that the CBC shareholder has paid any applicable stock transfer taxes.

If a CBC shareholder has lost his or her CBC stock certificate, or the CBC stock certificate has been stolen or destroyed, the CBC shareholder may be required to deliver an affidavit and a lost certificate bond as a condition to receiving any merger consideration to which he or she may be entitled.

Closing and Effective Time

Subject to the terms and conditions of the merger agreement, the closing will take place by electronic exchange of documents and signatures on a date determined by SCB and CBC, which will be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by the parties (the date on which the closing actually occurs, the “closing date”).

The merger will become effective at such time an agreement of merger providing for the merger of CBC with and into SCB, the form of which is attached to the merger agreement as Exhibit D, is filed with the Secretary of State of the State of California in accordance with the California General Corporation Law (the “CGCL”), or such later time as may be agreed to by the parties and specified therein (the date and time when the merger becomes effective, the “effective time”).

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Representations and Warranties of the Parties

The merger agreement contains representations and warranties made by each of SCB and CBC relating to a number of matters, including the following:

●	corporate matters, including due organization, qualification and subsidiaries;

●	capitalization;

●	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

●	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger;

●	reports to regulatory agencies;

●	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

●	broker’s fees payable in connection with the merger;

●	the absence of certain changes or events;

●	legal proceedings;

●	tax matters;

●	employee matters and employee benefit matters;

●	compliance with applicable laws;

●	certain material contracts;

●	absence of agreements with regulatory agencies;

●	risk management instruments;

●	environmental matters;

●	investment securities and commodities;

●	real property;

●	intellectual property;

●	related-party transactions;

●	inapplicability of takeover statutes;

●	absence of action or circumstance that could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	the receipt of an opinion from each party’s respective financial advisor;

●	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

●	loan portfolio matters;

●	insurance matters; and

●	information security.

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by SCB and CBC, respectively, and (ii) qualified by the reports of SCB or CBC, as applicable, filed with the SEC during the period from January 1, 2022 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

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In addition, certain representations and warranties of SCB and CBC are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” when used in reference to SCB, CBC or the combined company, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, consolidated results of operations or consolidated financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i), a material adverse effect will be deemed to include a decrease in adjusted shareholder’s equity from that reported for December 31, 2023, by 5% or more, but it will not be deemed to include the impact of:

●	changes, after the date of the merger agreement, in U.S. GAAP or applicable regulatory accounting requirements;

●	changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

●	changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

●	changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event;

●	public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees);

●	any shareholder litigation arising out of, related to, or in connection with the merger agreement, the merger or the bank merger that is brought or threatened against a party or any members of a party’s board of directors from and following the date of the merger agreement and prior to the effective time (however, the foregoing will not apply for purposes of certain representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents, applicable law or other obligations as a result of the merger, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the merger or the bank merger and (iii) acceleration of payments or rights under employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

●	a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

●	the expenses incurred by SCB and CBC in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement,

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, consolidated results of operations or consolidated financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Such representations and warranties generally must remain accurate through the completion of the merger, subject to materiality standards. See “—Conditions to Completion of the Merger.” The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

During the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of SCB and CBC will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either SCB or CBC to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

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In addition, during the period from the date of the merger agreement to the effective time or earlier termination of the merger agreement, except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules) or required by law, neither SCB nor CBC will, and neither SCB nor CBC will permit any of its respective subsidiaries to, without the prior written consent of the other party to the merger agreement (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:

●	other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of CBC or any of its wholly-owned subsidiaries to CBC or any of its wholly-owned subsidiaries, on the one hand, or of SCB or any of its wholly-owned subsidiaries to SCB or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

●	adjust, split, combine or reclassify any shares of capital stock;

●	make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the subsidiaries of each of SCB and CBC to SCB or CBC or any of their wholly-owned subsidiaries, respectively, and (B) the acceptance of shares of SCB common stock or CBC common stock, as the case may be, as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

●	grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of SCB or CBC or any of their respective subsidiaries;

●	issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of SCB or CBC or their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of SCB or CBC or their respective subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date hereof or granted after the date hereof to the extent authorized under the merger agreement, in each case accordance with their terms;

●	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

●	except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned subsidiary of SCB or CBC, as applicable;

●	in each case, except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of certain material contracts of SCB or CBC, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to SCB or CBC, or enter into certain materials contracts;

●	except as required under applicable law or the terms of any SCB benefit plan or CBC benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, amend or terminate any SCB benefit plan or CBC benefit plan, or any arrangement that would be a SCB benefit plan or CBC benefit plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such SCB benefit plan or CBC benefit plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $150,000 in connection with a promotion (permitted under the merger agreement) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any SCB benefit plan or CBC benefit plan, as the case may be, or (vi) hire or promote any employee with an annual base salary equal to or in excess of $150,000, or significantly change the responsibilities assigned to any such employee;

●	settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $25,000 individually or $50,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company or its subsidiaries;

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●	take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act;

●	materially restructure or materially change its investment securities, derivatives, wholesale funding of bank owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

●	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

●	enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by, or recommendation of, any governmental entity;

●	merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

●	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

●	other than in prior consultation with the other party to the merger agreement, except for loans or extensions of credit approved and/or committed as of the date of the merger agreement, (i) make any loan greater than $7,500,000, make any sponsored finance loan greater than $3,000,000, purchase a participation in any loan or pool of loans, or renew any loan greater than $7,500,000, or (ii) renew for more than 12 months any loans greater than $1,000,000 rated “special mention” or worse; or

●	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

SCB and CBC have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Each of SCB and CBC has the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to SCB or CBC, as the case may be, and any of their respective subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement. In exercising the foregoing right, each of the parties has agreed to act reasonably and as promptly as practicable. Each of SCB and CBC has agreed to consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the merger agreement and each party has agreed to keep the other apprised of the status of matters relating to completion of the transactions contemplated by the merger agreement. Each party has agreed to consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the merger agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law.

Each of SCB and CBC has agreed to use its reasonable best efforts to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated by the merger agreement. Notwithstanding the foregoing, nothing contained in the merger agreement will be deemed to require SCB or CBC or any of their respective subsidiaries, and neither SCB nor CBC nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).

To the extent permitted by applicable law, SCB and CBC have agreed to, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of SCB, CBC or any of their respective subsidiaries to any governmental entity in connection with the merger, the bank merger and the other transactions contemplated by the merger agreement.

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To the extent permitted by applicable law, SCB and CBC have agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Employee Matters

The merger agreement provides that unless mutually agreed by SCB and CBC prior to the effective time, SCB, as the surviving corporation, will provide to the employees of SCB, CBC and their subsidiaries as of the effective time who continue to remain employed with the surviving corporation and its subsidiaries (the “continuing employees”), during the period commencing at the effective time and ending on December 31 of the calendar year in which the effective time occurs, with the following: (i) annual base salary or wages, as applicable, that are no less than the base salary or wages in effect for each such continuing employee immediately prior to the effective time, (ii) target cash incentive opportunities that are, in each case, no less favorable than those in effect for each such continuing employee immediately prior to the effective time, and (iii) employee benefits (other than severance) that are no less favorable in the aggregate than those provided to such continuing employees immediately prior to the effective time. With respect to clause (iii), if the parties mutually agree to integrate the continuing employees into the CBC benefit plans or the SCB benefit plans, which may be done on a plan by plan basis, or to modify any existing plans or adopt new benefit plans with respect to the continuing employees (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by SCB benefit plans, on the one hand, and those covered by CBC benefit plans on the other, at the effective time) (the “new benefit plans”), participation in such plans (other than severance) will be deemed to satisfy the foregoing standards, it being understood that the continuing employees may commence participating in the CBC benefit plans, the SCB benefit plans or the new benefit plans on different dates following the effective time with respect to different plans.

In addition, during the period commencing at the effective time and ending on the first anniversary thereof, each continuing employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances will be provided severance benefits in accordance with the merger agreement, subject to such continuing employee’s execution (and non-revocation) of a release of claims.

The merger agreement also provides that, with respect to any CBC benefit plan, SCB benefit plan or new benefit plan in which any continuing employees become eligible to participate on or after the effective time, SCB, as the surviving corporation, and its subsidiaries will (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any CBC benefit plan, SCB benefit plan or new benefit plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous CBC benefit plan or SCB benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under an CBC benefit plan or SCB benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous CBC benefit plan or SCB benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new benefit plans (subject to any insurance carrier approvals), and (iii) recognize all service of such employees with CBC and its subsidiaries for all purposes in any CBC benefit plan, SCB benefit plan or new benefit plan to the same extent such service was taken into account under the analogous CBC benefit plan or SCB benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any tax-qualified defined benefit pension plan, (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefit, or (d) any long-term equity or cash incentive plans.

Prior to the effective time, SCB and CBC will cooperate in reviewing, evaluating and analyzing the SCB 401(k) Plan and the CBC 401(k) Plan and make a mutual determination as to which of the SCB 401(k) Plan and the CBC 401(k) Plan will continue to be maintained by the surviving corporation following the effective time (the “continuing 401(k) plan”). Continuing employees will be permitted to make rollover contributions from the non-continuing 401(k) Plan to the continuing 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the non-continuing 401(k) Plan.

Director and Officer Indemnification and Insurance

From and after the effective time, SCB and the surviving corporation will defend, indemnify and hold harmless each present or former director, officer and employee of CBC and its subsidiaries as of the effective time against and pay any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, whether asserted, completed, threatened or claimed prior to, at or after the effective time, arising in whole or in part out of, pertaining to or by reason of the fact that he or she was a director, officer, employee, fiduciary or agent of CBC or any of its subsidiaries or is or was serving at the request of CBC or any of its subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of the merger agreement or the merger, to the fullest extent under applicable law, the CBC articles of incorporation and the CBC bylaws or, as applicable, the CBC Bank articles of incorporation and the CBC Bank bylaws or any agreement, arrangement or understanding which has been disclosed to SCB. SCB shall also cause the surviving corporation to advance expenses as incurred by each such indemnified party in connection with any claim, action, suit, proceeding or investigation referenced in the immediately preceding sentence. The surviving corporation shall reasonably cooperate with the indemnified parties, and the indemnified parties shall reasonably cooperate with the surviving corporation, in the defense of any such claim, action, suit, proceeding or investigation.

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Prior to the effective time, CBC will, and if CBC is unable to, SCB (and the surviving bank) will as of the effective time obtain and fully pay for a “tail” liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CBC’s existing policy from insurance carriers with comparable credit ratings, which may include, SCB’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the effective time; provided, however, that in no event shall CBC be permitted nor shall SCB be obligated to expend, in order to maintain or provide insurance coverage, annualized premiums in excess of 250% of the annual premiums paid by CBC as of the date hereof for such insurance (“maximum insurance amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the maximum insurance amount, SCB shall obtain the most advantageous coverage obtainable for an annual premium equal to the maximum insurance amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, comply with legal and regulatory requirements, public announcements with respect to the transactions contemplated by the merger agreement, access to information of the other company, the listing of the shares of SCB common stock to be issued in the merger, minimizing effects of takeover statutes and regulation, exemption from liability under Section 16 of the Exchange Act, shareholder litigation and protests relating to the transactions contemplated by the merger agreement.

In addition, prior to the effective time, SCB and CBC may, as necessary, appropriate or desirable, change the method or structure of effecting the combination of SCB and CBC, provided that such change shall not (i) alter or change the exchange ratio or, subject to any adjustment thereto made pursuant to the provisions of the merger agreement, the number of shares of SCB common stock received by holders of CBC common stock in exchange for each share of CBC common stock, (ii) adversely affect the tax treatment of SCB’s shareholders or CBC’s shareholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of SCB or CBC pursuant to the merger agreement, or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to the merger agreement, executed by both parties.

Shareholder Meetings and Recommendation of the SCB Board of Directors and the CBC Board of Directors

SCB and CBC have each agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the principal terms of the merger agreement and the transactions contemplated thereby, including the merger, and with respect to SCB, the approval of the SCB bylaw amendment proposal, the SCB name change proposal and the SCB articles amendment proposal, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable and on the same date as the other party’s meeting of shareholders.

Each of SCB and CBC and their respective boards of directors has agreed to use its reasonable best efforts to obtain from the SCB shareholders and the CBC shareholders, as applicable, the requisite CBC shareholder approval and the requisite SCB shareholder approval, including by communicating to the SCB shareholders and the CBC shareholders, as applicable, its recommendation that the SCB shareholders approve the SCB merger proposal and the SCB bylaw amendment proposal, in the case of the SCB board of directors, or approve the CBC merger proposal, in the case of the CBC board of directors (the “SCB board recommendation” and the “CBC board recommendation,” as applicable). Each of SCB and CBC and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the SCB board recommendation, in the case of SCB, or the CBC board recommendation, in the case of CBC, (ii) fail to make the SCB board recommendation, in the case of SCB, or the CBC board recommendation, in the case of CBC, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “—No Solicitation” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the SCB board recommendation, in the case of SCB, or the CBC board recommendation, in the case of CBC, in each case within 10 business days (or such fewer number of days as remains prior to the SCB shareholders meeting or the CBC shareholders meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).

However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the SCB board of directors or the CBC board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the SCB board recommendation or the CBC board recommendation, as applicable, then, in the case of SCB, prior to the receipt of the requisite SCB shareholder approval, and in the case of CBC, prior to the receipt of the requisite CBC shareholder approval, such board of directors may submit the merger agreement to the SCB shareholders or the CBC shareholders, as applicable, without recommendation, in which event such board of directors may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) it gives the other party at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the SCB board recommendation or the CBC board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.

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SCB and CBC must adjourn or postpone the SCB shareholders meeting or the CBC shareholders meeting, as applicable, if there are insufficient shares of SCB common stock or CBC common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, SCB or CBC, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite SCB shareholder approval or the requisite CBC shareholder approval. Notwithstanding anything to the contrary therein, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to a vote of its respective shareholders.

No Solicitation

Each of SCB and CBC has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than CBC, in the case of SCB, or SCB, in the case of CBC, with respect to any acquisition proposal.

Each of SCB and CBC has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors and employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, “acquisition proposal” means: (A) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving such party or any of its subsidiaries (whose assets, individually, or in the aggregate, constitute 25% or more of the consolidated assets of the party) that if consummated, would result in any person (or the shareholders of any person) owning 25% or more of the total voting power of such party or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity; and (B) any proposal or offer to acquire in any manner, directly or indirectly, 25% or more of the total voting power of any class of equity securities of such party or those of any of its subsidiaries (whose assets, individually, or in the aggregate, constitute 25% or more of the consolidated assets of the party) or 25% or more of such party’s consolidated total assets (including equity securities of its subsidiaries).

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite SCB shareholder approval, in the case of SCB, or the requisite CBC shareholder approval, in the case of CBC, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, employees, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the SCB board of directors or CBC board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any such confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement entered into between SCB and CBC and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of SCB and CBC has also agreed to (i) promptly (and, in any event, within 48 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), (ii) will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and (iii) will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal. SCB or CBC may, prior to the receipt of the SCB shareholder approval, in the case of SCB, or the CBC shareholder approval, in the case of CBC, grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential acquisition proposal to be made to such party or its board of directors so long as such party promptly notifies the other party thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the board of directors of such party determines prior to the grant of such waiver, amendment or release in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, that the failure to take such action would be reasonably expected to result in a violation of its fiduciary duties under applicable law.

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Conditions to Completion of the Merger

The respective obligations of SCB and CBC to complete the merger are subject to various conditions prior to the merger. The conditions include the following, among others:

●	the requisite SCB shareholder approval and the requisite CBC shareholder approval having been obtained;

●	all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

●	no statute, rule, regulation, judgment, decree, injunction or other order having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement;

●	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of any stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

●	the authorization to list the shares of SCB common stock issuable in connection with the merger on Nasdaq;

●	the accuracy of the representations and warranties of each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect);

●	the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect); and

●	receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither SCB nor CBC can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement may be terminated any time prior to completion of the merger, whether before or after the receipt of the requisite SCB vote or the requisite CBC vote, in the following circumstances:

●	by the mutual written consent of SCB and CBC;

●	by either SCB or CBC (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of covenants, agreements or any of the representations or warranties (or failures of such representations or warranties to be true) set forth in the merger agreement on the part of SCB, in the case of a termination by CBC, or on the part of CBC, in the case of a termination by SCB, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 30 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

●	by either SCB or CBC, in the event that the merger is not consummated by January 30, 2025, except to the extent that the failure to consummate the merger by January 30, 2025 is due to the failure of the party seeking to terminate to perform or observe its covenants and agreements set forth in the merger agreement;

●	by either SCB or CBC if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final and non-appealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

●	by SCB prior to such time as the requisite CBC shareholder approval is obtained, if (i) CBC or the CBC board of directors has made a recommendation change or (ii) CBC or the CBC board of directors has breached certain covenants related to shareholder approvals or acquisition proposals in any material respect; or

●	by CBC prior to such time as the requisite SCB shareholder approval is obtained, if (i) SCB or the SCB board of directors has made a recommendation change or (ii) SCB or the SCB board of directors has breached certain covenants related to shareholder approvals or acquisition proposals in any material respect.

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Effect of Termination

In the event of termination of the merger agreement by either SCB or CBC as provided under “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of SCB, CBC, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee described below, and certain general provisions, and (ii) neither SCB nor CBC will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement.

Termination Fee

CBC will pay SCB a termination fee equal to $9.3 million in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

●	in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the CBC board of directors or CBC’s senior management or has been made directly to CBC shareholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the CBC shareholders meeting) an acquisition proposal, in each case with respect to CBC, and (i) (a) thereafter the merger agreement is terminated by either SCB or CBC because the merger has not been completed prior to the termination date, and has not obtained the requisite CBC shareholder approval, but all other conditions to CBC’s obligation to complete the merger have been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by SCB as a result of a willful and material breach of the merger agreement by CBC that would constitute the failure of an applicable closing condition and (ii) prior to the date that is 12 months after the date of such termination, CBC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then CBC will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay SCB, the termination fee (provided that for purposes of this bullet, all references to “25%” in the definition of “acquisition proposal” will instead refer to “50%”); and

●	in the event that the merger agreement is terminated by SCB pursuant to the last bullet under the section entitled “—Termination of the Merger Agreement” above, then CBC will pay SCB by wire transfer of same day funds, the termination fee within two business days of the date of termination.

SCB will pay CBC the termination fee if the merger agreement is terminated in the following circumstances:

●	in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the SCB board of directors or SCB’s senior management or has been made directly to SCB shareholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the SCB shareholders meeting) an acquisition proposal, in each case with respect to SCB, and (i) (a) thereafter the merger agreement is terminated by either SCB or CBC because the merger has not been completed prior to the termination date, and SCB has not obtained the requisite SCB shareholder approval, but all other conditions to SCB’s obligation to complete the first merger have been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by CBC as a result of a willful and material breach of the merger agreement by SCB that would constitute the failure of an applicable closing condition and (ii) prior to the date that is 12 months after the date of such termination, SCB enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then SCB will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CBC the termination fee (provided that for purposes of this bullet, all references to “25%” in the definition of “acquisition proposal” will instead refer to “50%”); and

●	in the event that the merger agreement is terminated by CBC pursuant to the second to last bullet under “—Termination of the Merger Agreement” above, then SCB will pay CBC, by wire transfer of same day funds, the termination fee within two business days of the date of termination.

Expenses of the Merger

Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense.

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Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite SCB shareholder approval or the requisite CBC shareholder approval, except that after the receipt of the requisite SCB shareholder approval or the requisite CBC shareholder approval, there may not be, without further approval of SCB shareholders or CBC shareholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite SCB shareholder approval or the requisite CBC shareholder approval there may not be, without further approval of SCB shareholders or CBC shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law principles thereof.

Voting Agreements

Each member of the SCB board of directors, who own in the aggregate approximately 5.40% of the outstanding shares of SCB common stock, have entered into a voting agreement with CBC pursuant to which such shareholders have agreed to vote all shares of SCB common stock that such shareholders own and have the power to vote in favor of the SCB merger proposal, the SCB bylaw amendment proposal and any other matter that is required to be approved by the shareholders of SCB to facilitate the transactions contemplated by the merger agreement. Such shareholders also agreed to vote against any proposal made in opposition to the approval of the merger agreement or in competition with the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to SCB’s organizational documents that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the merger. The voting agreements signed by the SCB directors are substantially in the form attached as Exhibit B to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

In addition, each member of the CBC board of directors, who own in the aggregate approximately 8.96% of the outstanding shares of CBC common stock, have entered into a voting agreement with SCB pursuant to which such shareholders have agreed to vote all shares of CBC common stock that such shareholders own and have the power to vote in favor of the CBC merger proposal and any other matter that is required to be approved by the shareholders of CBC to facilitate the transactions contemplated by the merger agreement. Such shareholders also agreed to vote against any proposal made in opposition to the approval of the merger agreement or in competition with the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to CBC’s organizational documents that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage consummation of the merger. The voting agreements signed by the CBC directors are substantially in the form attached as Exhibit A to the merger agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General. The following discussion addresses the material United States, or U.S., federal income tax consequences of the merger to U.S. holders (as defined below) of CBC common stock. The discussion is based on the provisions of the Code, its legislative history, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. Tax considerations under foreign, state, or local tax laws, and under federal tax laws other than those pertaining to U.S. federal income tax are not addressed in this joint proxy statement/prospectus.

The following discussion neither binds the Internal Revenue Service (“IRS”) nor precludes the IRS from adopting a position contrary to that expressed in this joint proxy statement/prospectus, and we cannot assure you that such contrary position could not be asserted successfully by the IRS or adopted by a court if the positions were litigated. We have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the merger.

For purposes of this discussion, we use the term U.S. holder to mean a beneficial owner that is:

●	An individual citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

●	a trust that (i) is subject to the supervision of a court within the U.S. and the control of one or more U.S. persons or (ii) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to continue to be treated as a U.S. person for U.S. federal income tax purposes; or

●	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to CBC shareholders that hold their CBC common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of his, her or its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, without limitation:

●	financial institutions;

●	pass-through entities and investors in pass-through entities;

●	persons liable for the alternative minimum tax;

●	insurance companies;

●	tax-exempt organizations;

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●	dealers or brokers in securities, commodities or currencies;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons that hold CBC common stock as part of a straddle, hedge, constructive sale or conversion transaction or other risk reduction transaction;

●	regulated investment companies;

●	real estate investment trusts;

●	persons whose “functional currency” is not the U.S. dollar;

●	persons who are not citizens or residents of the United States;

●	U.S. expatriates;

●	retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	mutual funds;

●	shareholders who exercise dissenters’ rights, if applicable; and

●	shareholders who acquired their shares of CBC common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation.

If a partnership or other entity taxed as a partnership holds CBC common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws. In addition, to the extent that you recognize gain in the merger, you should consult with your own tax advisor with respect to the impact of the 3.8% Medicare tax on certain net investment income.

U.S. Federal Income Tax Consequences of the Merger. SCB and CBC have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to CBC’s obligation to complete the merger that CBC receives a written opinion of its counsel, Sheppard Mullin, dated as of the closing date, to the effect that the merger of CBC with and into SCB will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to SCB’s obligation to complete the merger that SCB receives an opinion of its special tax counsel, Katten Muchin Rosenman LLP, dated as of the closing date, to the effect that the merger of CBC with and into SCB will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, and on representation letters provided by SCB and CBC to be delivered at the time of the closing. These opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of SCB and CBC. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be adversely affected.

In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part will be binding on the IRS or any court. Neither SCB nor CBC intends to request any ruling from the IRS or any foreign state or local tax authorities as to any tax issues in connection with the merger and, consequently, there is no guarantee that the IRS will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain a position to the contrary to any of the positions set forth herein. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the transaction would be treated as a fully taxable transaction on which gain or loss would be recognized in full. In addition, penalties and interest could be imposed on any resulting tax deficiency. Accordingly, each U.S. holder of CBC common stock should consult her or his tax advisor with respect to the particular tax consequences of the merger to such holder.

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Assuming that the merger will qualify as a reorganization under Section 368(a) of the Code, the U.S. federal income tax consequences will be as follows:

●	no gain or loss will be recognized by SCB or CBC as a result of the merger;

●	a U.S. holder of CBC common stock who receives shares of SCB common stock and no cash consideration (other than in lieu of fractional shares) in exchange for all of his, her or its shares of CBC common stock pursuant to the merger generally will not recognize gain or loss; provided that gain or loss may be recognized with respect to cash received in lieu of fractional shares (see next bullet);

●	a U.S. holder of CBC common stock who receives cash in lieu of a fractional share of SCB common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by SCB. This deemed redemption generally will be treated as a sale or exchange, and as a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth below. Except as described below, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, such U.S. holder’s holding period for such shares is greater than one (1) year. Any such U.S. holder of CBC common stock should consult its tax advisors regarding the manner in which SCB common stock received in the exchange should be allocated among different blocks of CBC common stock exchanged in the merger;

●	the aggregate basis of the SCB common stock received in the merger by a U.S. holder of CBC common stock (including any fractional shares of SCB common stock deemed received and exchanged for cash) will be the same as the aggregate basis of the CBC common stock for which it is exchanged, increased by the amount of taxable gain, if any, recognized by the shareholder in the merger (other than with respect to cash received in lieu of a fractional share), and decreased by the amount of cash consideration received by the shareholder in the merger (other than cash received in lieu of a fractional share). If you acquired different blocks of shares of CBC common stock at different times or different prices, the basis of each block of SCB common stock you will receive will be determined separately for each block depending on the basis of the blocks of CBC common stock exchanged for such block of SCB common stock;

●	the holding period of SCB common stock received in exchange for shares of CBC common stock (including any fractional shares of SCB common stock deemed received and exchanged for cash) will include the holding period of the CBC common stock for which it is exchanged. If you acquired different blocks of shares of CBC common stock at different times or different prices, the holding period of each block of SCB common stock you will receive will be determined separately for each block depending on the holding period of the blocks of CBC common stock exchanged for such block of SCB common stock; and

●	for U.S. holders of CBC common stock that are non-corporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. In addition, net investment income of certain high-income taxpayers may also be subject to an additional 3.8% tax (i.e., the net investment income tax). The deductibility of capital losses is subject to limitations. If you acquired different blocks of shares of CBC common stock at different times or different prices, the gain or loss must be calculated separately for each block of shares of CBC common stock surrendered in the merger. See the above discussion regarding blocks of stock that were purchased at different times or at different prices.

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of CBC common stock pursuant to the merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding at a rate 24%, unless such shareholder provides SCB with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder of CBC common stock under the backup withholding rules are not additional tax and generally may be allowed as a refund or credit against such U.S. holder’s U.S. federal income tax liability, if any; provided that such U.S. holder timely furnishes the required information to the IRS.

A U.S. holder of CBC common stock who receives SCB common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of CBC common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives SCB common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with U.S. Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the CBC common stock surrendered and the fair market value of SCB common stock and cash received in the merger. A “significant holder” is a holder of CBC common stock who, immediately before the merger, owned (i) at least 5% (by vote or value) of the outstanding stock of CBC or (ii) securities of CBC with a basis for U.S. federal income tax purposes of at least $1 million.

The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. You are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, foreign, and other tax laws and the effect of any proposed changes in the tax laws.

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INFORMATION ABOUT SCB

General

SCB is a California corporation incorporated on October 2, 2019 and is headquartered in Del Mar, California. On May 15, 2020, SCB completed a reorganization whereby SCB Bank became a wholly owned subsidiary of SCB. SCB is regulated as a bank holding company by the Board of Governors of the Federal Reserve System (“Federal Reserve”). SCB Bank operates under a national charter and is regulated by the Office of the Comptroller of the Currency (“OCC”). At March 31, 2024, SCB had total consolidated assets of $2.29 billion, total loans of $1.89 billion, total deposits of $1.93 billion and total shareholders’ equity of $292.5 million.

SCB’s common stock trades on Nasdaq under the symbol “BCAL”.

Bank of Southern California, N.A.

SCB Bank began business operations in December 2001 under the name Ramona National Bank in Ramona, California, a small community 45 miles inland from San Diego, to meet the financial needs of the local community. In May 2010, SCB Bank’s name was rebranded to Bank of Southern California, N.A., to better reflect its regional aspirations and goals. As a relationship-focused community bank, SCB Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, San Diego and Ventura counties, as well as the Inland Empire.

SCB Bank offers products related to business banking. These products include checking accounts, working capital lines of credit, commercial mortgages, and SBA Loans. It also offers traditional lending products with an emphasis on commercial and industrial loans and commercial real estate loans. The bank is a Preferred Lender of the Small Business Administration (“SBA”) 504 and 7(a) loan programs and participates in the State Guaranty Lending Program. Consumer and retail lending activities are limited to home equity lines of credit. SCB Bank also provides consumer deposit products and services, and will continue to do so after the bank merger. SCB Bank also offers traditional banking services including automated teller machines (“ATMs”) and night drop services. Virtual deposit services include remote deposit capture, bill payment, Automated Clearing House (“ACH”) origination, lockbox services, cash vault services, and merchant services. Specializing in providing service to its customers and investing in its local communities, SCB Bank has been recognized by Bauer Financial Top5-Star Rating every quarter since 2022 and Findley Reports Super Premier Performing Bank since 2022.

SCB Bank is a national banking association with its deposits insured by the FDIC, up to the applicable limits. SCB Bank is subject to primary supervision, examination and regulation by the OCC.

Management, Financial Information and Additional Information

Certain information relating to director and executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions, consolidated financial statements and other related matters as to SCB is incorporated by reference or set forth in SCB’s annual report on Form 10-K for the year ended December 31, 2023, and SCB’s annual meeting proxy statement, filed on April 18, 2024, which is incorporated herein by reference. Shareholders wishing to obtain a copy of such document may contact SCB at its address or telephone number indicated under “Where You Can Find More Information.”

Additional Information Concerning SCB.

Information concerning SCB’s directors and executive officers, executive compensation, principal shareholders, certain relationships and related transactions, and other related matters concerning SCB is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 2023. Additionally, consolidated financial statements and information as well as management’s discussion and analysis thereof are included in the Form 10-K, its Form 10-Q for the quarter ended March 31, 2024 and SCB’s annual meeting proxy statement, filed on April 18, 2024 (only those portions that have been incorporated by reference in the 2023 Annual Report on Form 10-K). These reports are incorporated by reference into this joint proxy statement/prospectus. If you want to obtain copies of these documents or other information concerning SCB, please see “Where You Can Find More Information” at page 93.

SCB’s principal executive offices are located at 12265 El Camino Real, Suite 210, San Diego, California 92130 and its telephone number is (844) 265-7622.

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INFORMATION ABOUT CBC

General

CBC was organized in 2017 to serve as the holding company for CBC Bank and is headquartered in Oakland, California. CBC commenced operation on June 30, 2017 following a reorganization transaction in which it became the holding company of CBC Bank. As a bank holding company, CBC is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. CBC has no operations other than ownership and management of CBC Bank. At March 31, 2024, CBC had total consolidated assets of $1.92 billion, total loans of $1.52 billion, total deposits of $1.64 billion and total shareholders’ equity of $200.7 million.

CBC’s common stock trades on Nasdaq under the symbol “CALB”.

CBC Bank

CBC Bank is a California-chartered bank founded in 2007 and is headquartered in Walnut Creek, California. In addition to its headquarters, CBC Bank has a full service branch in California located in Contra Costa County and 4 loan production offices in California located in Alameda County, Contra Costa County, Sacramento County, and Santa Clara County. CBC Bank’s primary business is serving the commercial banking needs of business and professional corporations with a variety of business focused financial services. CBC Bank offers a range of products and services, including commercial checking, savings and money market accounts, certificates of deposit, treasury and cash management services, foreign exchange services, commercial and industrial loans, asset-based loans, loans to dental and veterinary professionals, commercial real estate loans, residential and commercial construction and development loans, online banking, and mobile banking. CBC Bank is subject to primary supervision, examination and regulation by the DFPI and the FDIC. CBC Bank’s deposits are insured by the FDIC, up to applicable limits.

Management, Financial Information and Additional Information

Certain information relating to director and executive compensation, benefit plans, voting securities and the principal holders thereof, certain relationships and related transactions, consolidated financial statements and other related matters as to CBC is incorporated by reference or set forth in CBC’s annual report on Form 10-K for the year ended December 31, 2023, which is incorporated herein by reference. Shareholders wishing to obtain a copy of such document may contact CBC at its address or telephone number indicated under “Where You Can Find More Information.”

Additional Information Concerning CBC

Information concerning CBC’s directors and executive officers, executive compensation, principal shareholders, certain relationships and related transactions, and other related matters concerning CBC is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 2023. Additionally, consolidated financial statements and information as well as management’s discussion and analysis thereof are included in the Form 10-K and its Form 10-Q for the quarter ended March 31, 2024. These reports are incorporated by reference into this joint proxy statement/prospectus. If you want to obtain copies of these documents or other information concerning CBC please see “Where You Can Find More Information” at page 93.

CBC’s principal office is located at 1300 Clay Street, Suite 500, Oakland, California 94612 and its telephone number at that address is (510) 457-3615. Its website, which is not part of this joint proxy statement/prospectus, is located at www.californiabankofcommerce.com.

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UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information and explanatory notes present how the combined financial statements of SCB and CBC may have appeared had the businesses actually been combined. The unaudited pro forma condensed combined consolidated financial information presented reflects that, at the effective date of the merger, each share of CBC common stock will be converted into the right to receive 1.590 shares of SCB common stock. The unaudited pro forma condensed combined consolidated financial information shows the impact of the merger of SCB and CBC on the companies’ respective historical financial positions and results of operations under the acquisition method of accounting with SCB treated as the acquirer. Under this method of accounting, the assets and liabilities of CBC will be recorded by SCB at their estimated fair values as of the date the merger is completed.

The unaudited pro forma condensed combined consolidated balance sheet gives effect to the merger as if the transaction had occurred on March 31, 2024. The unaudited pro forma condensed combined consolidated statements of income for the three months ended March 31, 2024 and year ended December 31, 2023, give effect to the merger as if these transactions had been completed on January 1, 2023. The unaudited pro forma combined selected financial data is derived from such balance sheets and statements of income.

The unaudited pro forma condensed combined consolidated financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined consolidated financial information are preliminary and are subject to revision. This information also does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues, or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the Merger had been consummated on the date or at the beginning of the period indicated, or which may be attained in the future.

The information presented below should be read together with the historical consolidated financial statements of SCB and CBC, including the related notes, provided or incorporated by reference in this joint proxy statement/prospectus (refer to the Section “Incorporation of Certain Documents by Reference” for additional information) and together with the consolidated historical financial information for SCB and CBC and the other pro forma financial information, including the related notes, appearing elsewhere in this joint proxy statement/prospectus.

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UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

	March 31, 2024
(dollars in thousands)	Historical SCB	Historical CBC	Pro Forma Transaction Adjustments	Ref.	Pro Forma Combined

Cash and cash equivalents	$86,542	$203,098	$(15,846)	(1)	$273,794
Debt securities available for sale	126,957	31,078	—	(2)	158,035
Debt securities held to maturity	53,533	95,840	(10,479)	(3)	138,894
Loans held for sale	2,803	—	—		2,803
Loans held for investment	1,883,282	1,522,114	(66,964)	(4)	3,338,432
Allowance for credit losses - loans	(22,254)	(15,981)	(17,597)	(5)	(55,832)
Loans held for investment, net	1,861,028	1,506,133	(84,561)		3,282,600
Restricted stock, at cost	16,066	6,328	—		22,394
Premises and equipment	12,990	1,987	—		14,977
Right-of-use asset	8,711	8,557	—		17,268
Other real estate owned, net	13,114	—	—		13,114
Goodwill	37,803	7,350	23,181	(6)	68,334
Core deposit intangible, net	1,130	72	42,556	(7)	43,758
Bank owned life insurance	39,179	26,084	—		65,263
Deferred taxes, net	10,204	10,239	15,577	(8)	36,020
Accrued interest and other assets	19,655	25,775	—		45,430
Total assets	$2,289,715	$1,922,541	$(29,572)		$4,182,684
LIABILITIES
Noninterest-bearing demand	$651,991	$633,489	$—		$1,285,480
Interest-bearing deposits	1,278,553	1,006,027	410	(9)	2,284,990
Total deposits	1,930,544	1,639,516	410		3,570,470
Borrowings	44,889	54,326	(4,130)	(10)	95,085
Operating lease liability	11,440	10,265	—		21,705
Accrued interest and other liabilities	10,343	17,749	—		28,092
Total liabilities	1,997,216	1,721,856	(3,720)		3,715,352
Commitments and contingencies
SHAREHOLDERS’ EQUITY
Preferred stock	—	—	—		—
Common stock	223,128	113,566	88,830	(11)	425,524
Retained earnings	75,510	87,982	(115,545)	(11)	47,947
Accumulated other comprehensive loss - net of taxes	(6,139)	(863)	863	(11)	(6,139)
Total shareholders’ equity	292,499	200,685	(25,852)	(11)	467,332
Total liabilities and shareholders’ equity	$2,289,715	$1,922,541	$(29,572)		$4,182,684

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

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UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED INCOME STATEMENTS

	Three Months Ended March 31, 2024
(dollars in thousands)	Historical SCB	Historical CBC	Pro Forma Transaction Adjustments	Ref.	Pro Forma Combined
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$28,584	$23,574	$4,992	(12)	$57,150
Interest on debt securities	1,519	1,474	551	(13)	3,544
Interest and dividends on other interest-earning assets	1,161	2,465	—		3,626
Total interest and dividend income	31,264	27,513	5,543		64,320
INTEREST EXPENSE
Interest on deposits	9,791	9,086	—	(14)	18,877
Interest on borrowings	979	571	135	(15)	1,685
Total interest expense	10,770	9,657	135		20,562
Net interest income	20,494	17,856	5,408		43,758
(Reversal of) provision for credit losses	(331)	126	—	(16)	(205)
Net interest income after provision for credit losses	20,825	17,730	5,408		43,963
NONINTEREST INCOME
Service charges and fees on deposit accounts	525	961	—		1,486
Gain on sale of loans	415	—	—		415
Income from bank owned life insurance	261	185	—		446
Servicing and related income on loans, net	73	48	—		121
Other charges and fees	139	380	—		519
Total noninterest income	1,413	1,574	—		2,987
NONINTEREST EXPENSE
Salaries and employee benefits	9,610	8,852	—	(17)	18,462
Occupancy and equipment	1,452	1,452	—		2,904
Data processing and communications	1,150	440	—		1,590
Legal, audit and professional	516	442	—		958
Regulatory assessments	387	300	—		687
Director and shareholder expenses	203	320	—		523
Merger and related expenses	549	1,024	(1,573)	(18)	—
Core deposit intangible amortization	65	10	1,734	(19)	1,809
Other expenses	1,049	874	—		1,923
Total noninterest expense	14,981	13,714	161		28,856
Income before income taxes	7,257	5,590	5,247		18,094
Income tax expense	2,322	1,773	1,551	(20)	5,646
Net income	$4,935	$3,817	$3,696		$12,448
Weighted average shares:
Basic	18,426,848	8,413,735	5,019,272	(21)	31,859,855
Diluted	18,801,716	8,566,712	4,866,295	(21)	32,234,723
Earnings per share:
Basic	$0.27	$0.45			$0.39
Diluted	$0.26	$0.45			$0.39

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

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UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
INCOME STATEMENTS, CONTINUED

	Year Ended December 31, 2023
(dollars in thousands)	Historical SCB	Historical CBC	Pro Forma Transaction Adjustments	Ref.	Pro Forma Combined
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$113,951	$94,275	$26,858	(12)	$235,084
Interest on debt securities	5,152	5,737	2,643	(13)	13,532
Interest and dividends on other interest-earning assets	4,419	9,627	—		14,046
Total interest and dividend income	123,522	109,639	29,500		262,661
INTEREST EXPENSE
Interest on deposits	26,865	31,669	(410)	(14)	58,124
Interest on borrowings	2,519	2,945	539	(15)	6,003
Total interest expense	29,384	34,614	129		64,127
Net interest income	94,138	75,025	29,371		198,534
Provision for credit losses	915	1,297	21,039	(16)	23,251
Net interest income after provision for credit losses	93,223	73,728	8,332		175,283
NONINTEREST INCOME
Service charges and fees on deposit accounts	1,946	3,274	—		5,220
Gain on sale of loans	831	—	—		831
Income from bank owned life insurance	946	705	—		1,651
Servicing and related income on loans, net	240	244	—		484
Loss on sale of available-for-sale debt securities	(974)	—	—		(974)
Other charges and fees	390	223	—		613
Total noninterest income	3,379	4,446	—		7,825
NONINTEREST EXPENSE
Salaries and employee benefits	39,249	32,394	296	(17)	71,939
Occupancy and equipment	6,231	5,057	—		11,288
Data processing and communications	4,534	2,216	—		6,750
Legal, audit and professional	2,971	1,684	—		4,655
Regulatory assessments	1,508	1,061	—		2,569
Director and shareholder expenses	849	1,157	—		2,006
Merger and related expenses	240	75	13,906	(18)	14,221
Core deposit intangible amortization	389	41	7,710	(19)	8,140
Other expenses	3,775	3,871	—		7,646
Total noninterest expense	59,746	47,556	21,912		129,214
Income before income taxes	36,856	30,618	(13,579)		53,895
Income tax expense	10,946	8,985	(1,067)	(20)	18,864
Net income	$25,910	$21,633	$(12,513)		$35,030
Weighted average shares:
Basic	18,246,164	8,374,614	5,058,393	(21)	31,679,171
Diluted	18,656,742	8,453,423	4,979,584	(21)	32,089,749
Earnings per share:
Basic	$1.42	$2.58			$1.11
Diluted	$1.39	$2.56			$1.09

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL INFORMATION

Note 1 — Explanation of the Proposed Merger

On January 30, 2024, Southern California Bancorp (“SCB”) announced the execution of a definitive merger agreement with California BanCorp (“CBC”), the holding company for California Bank of Commerce (“CBC Bank”), pursuant to which the companies will combine in an all-stock merger valued at approximately $204.3 million, or $23.71 per share of CBC, based on the closing price of SCB common stock of $14.91 on March 31, 2024. Under the terms of the definitive agreement, which was unanimously approved by the boards of directors of SCB and CBC, each outstanding share of CBC common stock will be exchanged for the right to receive 1.590 shares of SCB common stock.

For each CBC outstanding (vested and unvested) stock option, it will be cancelled and the holder of such option will receive an amount in cash (the “Option Consideration”) equal to the product of (i) the total number of shares subject to such option and (ii) the excess, if any, of (A) a 10-day volume weighted average closing price of shares of SCB common stock times the 1.590 exchange ratio over (the “Option Cashout Price”) (B) the exercise price per share under such option. Any CBC outstanding stock option which has an exercise price per share greater than or equal to the Option Cashout Price will be cancelled for no consideration or payment. The cash payment for stock options that vested prior to the merger closing date of $1.9 million is included in purchase consideration. The cash payment for non-vested stock options of $296 thousand will be recorded as an expense of the combined company on the closing date.

Additionally, each CBC restricted stock unit (“RSU”) that is outstanding immediately prior to the merger, (i) if granted to a departing non-employee member of the Board of Directors of CBC will fully vest and be cancelled and converted automatically into the right to receive (without interest) that number of shares, adjusted by the exchange ratio, of SCB Common Stock and (ii) for all other holders of outstanding RSUs will be assumed and converted into a restricted stock unit, adjusted by the exchange ratio, in respect of SCB Common Stock with the same terms and conditions as were applicable to the RSU immediately prior to the merger (collectively, (i) and (ii) referred to as the “Restricted Stock Consideration”). The fair value of RSUs for non-continuing directors whose unvested awards automatically convert under the merger agreement of $277 thousand is included in purchase consideration. The fair value of the remaining converted RSUs for the portion of the awards that is attributable to pre-combination vesting of $2.1 million is included in restricted stock purchase consideration. The fair value of the converted RSUs for the portion of the awards that is attributable to post-combination vesting of $4.4 million will be recognized as stock-based compensation expense over the remaining vesting period.

As a result of the transaction, SCB shareholders will own approximately 58% of the outstanding shares of the combined company and CBC shareholders will own approximately 42% of the outstanding shares of the combined company. The transaction is expected to close in the third quarter of 2024, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals and approvals from SCB and CBC shareholders.

Note 2 – Basis of Presentation

The accompanying unaudited pro forma combined condensed consolidated financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The accompanying unaudited pro forma combined condensed consolidated balance sheet as of March 31, 2024 combines the historical consolidated balance sheets of SCB and CBC, giving effect to the merger as if it had been completed on March 31, 2024. The unaudited pro forma combined condensed consolidated statements of income for the three months ended March 31, 2024 and year ended December 31, 2023 combines the historical consolidated statements of income of SCB and CBC, giving effect to the merger as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of what the combined company’s balance sheet or income statements actually would have been had the transaction been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the transaction. SCB and CBC have not had any historical material relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

SCB’s and CBC’s historical financial statements were prepared in accordance with GAAP. Certain reclassifications were made to align SCB’s and CBC’s financial statement presentation. SCB has not identified all adjustments necessary to conform CBC’s accounting policies to SCB’s accounting policies. Upon completion of the merger, or as more information becomes available, the combined company will perform a more detailed review of CBC’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when combined, could have a material impact on the combined company’s financial information.

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The accompanying unaudited pro forma combined condensed consolidated financial statements and related notes were prepared using the acquisition method of accounting under the provisions of ASC 805, with SCB considered to be the acquirer of CBC. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma combined condensed consolidated balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of CBC based upon management’s preliminary estimate of their fair values as of March 31, 2024. SCB has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of CBC assets to be acquired or liabilities assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CBC assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Accordingly, the purchase price allocation and related adjustments reflected in these unaudited pro forma combined condensed consolidated financial statements are preliminary and subject to revision based on final determination of fair value.

Note 3 – Preliminary Purchase Price Accounting Allocation

The following table summarizes the preliminary purchase price allocation to the estimated fair value of assets and liabilities of CBC (in thousands, except share and per share data):

Fair value consideration paid to CBC common shareholders:
Outstanding shares of CBC, March 31, 2024	8,436,732
Restricted stock units to vest fully at merger closing(1)	11,700
Shares of CBC common stock outstanding to be exchanged	8,448,432
Exchange ratio	1.590
Shares of SCB common stock to be issued to CBC shareholders at closing	13,433,007
SCB closing price per share, March 31, 2024	$14.91
Fair value of common shares issued and exchanged		$200,286
Cash paid for CBC outstanding stock options(2)		1,940
Restricted stock consideration(3)		2,110
Total pro forma purchase consideration		204,336

Fair value of assets acquired:
Cash and due from banks	$203,098
Debt securities	116,439
Loans held for investment	1,455,150
Allowance for credit losses	(12,539)
Restricted stock, at cost	6,328
Premises and equipment	1,987
Right-of-use asset	8,557
Core deposit intangible, net	42,628
Bank owned life insurance	26,084
Deferred taxes, net	18,434
Accrued interest and other assets	25,775
Total assets acquired	$1,891,941

Fair value of liabilities assumed:
Deposits	$1,639,926
Borrowings	50,196
Operating lease liability	10,265
Accrued interest and other liabilities	17,749
Total liabilities assumed	$1,718,136
Net assets acquired		173,805
Pro forma preliminary goodwill		$30,531

(1)	Represents unvested restricted stock units of non-continuing directors that will be automatically vested and converted under the merger agreement.

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(2)	Represents the fair value of (a) 305,508 vested stock options at a weighted average exercise price of $17.90 and (b) 145,128 unvested stock options attributable to pre-combination vesting of approximately 43.83%. There were 20,500 unvested stock options that were out-of-the-money at March 31, 2024 and excluded from stock option consideration as they will be cancelled under the terms of the merger agreement.

(3)	Represents the fair value of 278,017 unvested restricted stock units attributable to pre-combination vesting of approximately 33.00%. A forfeiture rate of 3% was applied in determining share-based awards expected to vest. Included in this amount is $236 thousand related to 22,617 restricted stock units that fully vested due to change in control agreements held by three executives with that will no longer be employed by SCB upon closing of the merger.

Preliminary pro forma goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The purchase price will not be finalized until the merger is consummated and will be based on the share price of SCB common stock on that date. The above estimate is based on the closing price of SCB common stock on March 31, 2024 of $14.91 per share.

The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of SCB’s common stock from the March 31, 2024 baseline with its impact on the pro forma preliminary goodwill (in thousands, except share and per share data).

	10% Increase	10% Decrease
Fair value consideration paid to CBC common shareholders:
Shares of CBC exchanged for SCB shares	8,448,432	8,448,432
Exchange ratio	1.590	1.590
Shares of SCB common stock to be issued to CBC shareholders at closing	13,433,007	13,433,007
SCB closing price per share, March 31, 2024	$16.40	$13.42
Fair value of common shares issued and exchanged	$220,301	$180,271
Cash paid for CBC outstanding vested stock options(1)	2,792	1,163
Restricted stock consideration(2)	2,320	1,899
Total pro forma purchase consideration	$225,413	$183,333
Pro forma preliminary goodwill	$51,608	$9,528

(1)	Amounts are based on 376,289 and 266,946 vested stock options outstanding with a weighted average exercise price of $18.43 and $16.79 and a 10% increase and 10% decrease, respectively, in the 10-day volume-weighted average closing price used to determine the stock option cash payout price.

(2)	Amounts are based on 278,017 unvested restricted stock units attributable to pre-combination vesting of approximately 33.00% and a 10% increase and 10% decrease, respectively, in the closing price of SCB common stock.

Note 4 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

1.	Adjustment of $15.8 million to reflect cash consideration for CBC outstanding stock options estimated to be paid at closing of $1.9 million and additional transaction costs to be paid estimated at $13.9 million.

2.	Adjustment of zero includes increases of a) $20 thousand to reverse net discounts and b) $1.2 million to reverse unrealized holding losses offset by c) a $1.2 million decrease to record debt securities, available-for-sale at fair value at closing. This adjustment will be amortized over an estimated weighted average contractual term of five years, based on a sum of year digits accelerated method.

3.	Adjustment of $10.5 million includes a) $114 thousand to reverse net premiums and b) $10.4 million to record debt securities, held-to-maturity at fair value at closing. This adjustment will be amortized over an estimated weighted average contractual term of ten years, based on a sum of year digits accelerated method.

4.	Adjustment of $67.0 million to loans held for investment includes (in thousands):

To eliminate CBC’s net deferred origination fees at closing	$(1,246)
To eliminate CBC’s loan discounts at closing	186
To record fair value of interest rate mark for the loan portfolio(1)	(44,865)
To record fair value of credit for the loan portfolio(2)	(33,578)
To record the gross-up of the credit mark on purchased credit deteriorated (“PCD”) loans(3)	12,539
Total adjustments to loans held for investment	$(66,964)

(1)	Adjustment reflects a $41.6 million, or 2.92%, interest rate mark for non-PCD loans and a $3.2 million, or 3.33% interest rate mark for PCD loans based on estimated interest rate adjustments. These adjustments will be amortized on an accelerated basis using the overall weighted average remaining maturity of the portfolio, which was approximately four years at March 31, 2024.

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(2)	Adjustment reflects a $21.0 million, or 1.48%, credit mark for non-PCD loans and a $12.5 million, or 12.87% credit mark for PCD loans based on estimated credit adjustments. The credit adjustment for non-PCD loans will be amortized on an accelerated basis using the overall weighted average remaining maturity of the portfolio, which was approximately four years at March 31, 2024.

(3)	Adjustment reflects the gross-up of the expected lifetime credit losses for PCD loans. See adjustment #4 below.

5.	Adjustment of $17.6 million to the allowance for credit losses includes (in thousands):

To eliminate CBC’s allowance for credit losses at closing	$15,981
Increase in the allowance for credit losses for gross-up of the estimate of lifetime credit losses for PCD loans(1)	(12,539)
Provision for estimated lifetime credit losses for non-PCD loans (2)	(21,039)
Total adjustments to allowance for credit losses	$(17,597)

(1)	Adjustment reflects the gross-up of the expected lifetime credit losses for PCD loans based on management’s estimate of credit losses. This adjustment was based on applying a 12.87% loss factor to approximately $97.4 million of PCD loans at March 31, 2024.

(2)	Adjustment to record the expected lifetime credit losses for non-PCD loans based on an initial estimated allowance for credit losses coverage ratio of 1.48% based on management’s estimate of credit losses. This one-time adjustment for non-PCD loans acquired is recorded after the merger closing through a provision for credit losses in the accompanying condensed combined consolidated statements of income. Refer to Adjustment #16 below.

6.	Adjustment of $23.2 million to reflect a) the elimination of $7.4 million of existing goodwill and b) the recognition of goodwill in the amount of $30.5 million resulting from the difference between total purchase consideration received by CBC shareholders less the net fair value of the acquired assets and assumed liabilities (Refer to Note 3 – Preliminary Purchase Price Accounting Allocation above).

7.	Adjustment of $42.6 million to a) eliminate the $72 thousand existing core deposit intangible of CBC and b) record $42.6 million to reflect the estimated fair value of core deposit intangible based on a 3.25% core deposit premium. This adjustment will be amortized over a ten-year life, based on a sum of year digits accelerated method.

8.	Adjustment of $15.6 million to reflect a) the $8.2 million increase in deferred tax assets related to the pro forma adjustments at a blended federal and state statutory rate of 29.56%, b) the $1.2 million increase of deferred tax assets for the $13.9 million of additional transaction costs to be paid upon merger closing, of which $3.9 million is estimated to be tax deductible, and c) the $6.2 million increase of deferred tax assets for the $21.0 million day one ACL established for non-PCD loans.

9.	Adjustment of $410 thousand to reflect the estimated fair value of time deposits using a price of approximately 100.6% based on discounted cash flows using current market rates offered on certificates of deposit with similar terms. This adjustment will be amortized into interest expense on a straight-line basis over the estimated maturity of the related deposits, which approximates one year.

10.	Adjustment of $4.1 million to eliminate the $674 thousand of unamortized issuance costs, offset by a $4.8 million to reflect the 91% estimated fair market value of subordinated debt, which will be amortized on a straight-line basis over the remaining maturity of the notes, which approximates 7.1 years.

11.	Adjustment of $25.9 million to shareholders’ equity includes (in thousands):

To eliminate CBC’s shareholders’ equity at closing	$(200,685)
To recognize purchase consideration	204,336
Cash paid to settle stock options outstanding	(1,940)
To record allowance for credit losses for estimated lifetime credit losses on non-PCD loans post-acquisition closing of $21.0 million, net of tax impact(1)	(14,820)
To record additional transaction costs of $13.9 million due at merger closing, net of tax for deductible merger transaction costs(1)	(12,743)
Total adjustments to shareholders’ equity	$(25,852)

(1)	Adjustment is net of a blended federal and state statutory rate of 29.56%

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12.	Adjustment of $5.0 million for the three months ended March 31, 2024 and $26.9 million for the year ended December 31, 2023 includes (in thousands):

	Three Months Ended March 31, 2024	Year Ended December 31, 2023
To eliminate CBC’s historical amortization of net deferred (fees) costs	$49	$496
To reflect accretion of fair value adjustments recognized at closing(1)	4,943	26,362
Total adjustments to loan and fee income on loans	$4,992	$26,858

(1)	Accretion of the fair value adjustment on loans held for investment was accreted on an accelerated basis over the estimated remaining weighted average maturity, factoring in expected prepayments, of the related loans, which approximates four years.

13.	Adjustment of $551 thousand for the three months ended March 31, 2024 and $2.6 million for the year ended December 31, 2023 includes (in thousands):

	Three Months Ended March 31, 2024	Year Ended December 31, 2023
To eliminate CBC’s historical amortization of net premiums	$49	$368
To reflect accretion of the fair value adjustment recognized at closing(1)	502	2,275
Total adjustments to loan and fee income on debt securities	$551	$2,643

(1)	Accretion of the fair value adjustment on debt securities, held to maturity and available for sale was accreted on an accelerated basis over the estimated remaining weighted average maturity, which approximates ten years and five years, respectively.

14.	Adjustment of zero for the three months ended March 31, 2024 and $410 thousand for the year ended December 31, 2023 for the amortization of the fair value premium of time deposits on a straight-line basis over the estimated maturity of the related deposits.

15.	Adjustment of $135 thousand for the three months ended March 31, 2024 and $539 thousand for the year ended December 31, 2023 includes (in thousands):

	Three Months Ended March 31, 2024	Year Ended December 31, 2023
To eliminate CBC’s historical amortization of debt issuance costs	$(35)	$(139)
To reflect amortization of fair value adjustments recognized at closing(1)	170	678
Total adjustments to interest on borrowings	$135	$539

(1)	Amortization of the fair value discount of subordinated debt based on a straight-line basis over the estimated weighted average maturity of 7.1 years for the related notes.

16.	Adjustment of $21.0 million for the year ended December 31, 2023 for the increase in the allowance for credit losses for the estimate of lifetime credit losses for non-PCD loans at closing (Refer to #5 above). There is no similar adjustment for the three months ended March 31, 2024.

17.	Adjustment of zero for the three months ended March 31, 2024 and $296 thousand for the year ended December 31, 2023. The adjustment for the year ended December 31, 2023 includes $296 thousand related to the acceleration of vesting for 81,518 unvested stock options outstanding with a weighted average exercise price of $19.87.

18.	Adjustment of $1.6 million for the three months ended March 31, 2024 and $13.9 million for the year ended December 31, 2023 includes (in thousands):

	Three Months Ended March 31, 2024	Year Ended December 31, 2023
To reverse SCB and CBC merger-related transaction costs recorded during the period	$(1,573)	$(315)
To record the total estimated one-time merger-related transaction costs	—	14,221
Total adjustments to merger and related expense	$(1,573)	$13,906

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The following are the aggregate one-time merger-related transaction costs, estimated to be incurred by both SCB and CBC, all of which are expected to be incurred during the first year of acquisition (in thousands):

Amount
Financial advisory fees	$5,621
Legal, accounting, valuation and other professional costs	3,300
Severance and change in control costs	3,900
Insurance	400
Other	1,000
Total	$14,221

19.	Adjustment of $1.7 million for the three months ended March 31, 2024 and $7.7 million for the year ended December 31, 2023 for the amortization of core deposit intangibles over a ten-year life, based on a sum of year digits accelerated method.

20.	Adjustment of $1.6 million for the three months ended March 31, 2024 and $(1.1) million for the year ended December 31, 2023 for the income tax effects of pro forma adjustments that are tax-effected at a blended federal and state statutory rate of 29.56%, excluding nondeductible merger and related expenses of $10.0 million.

21.	Adjustment of 5,019,272 and 4,866,295 to weighted average basic and diluted shares, respectively, for the three months ended March 31, 2024 and 5,058,393 and 4,979,584 shares, respectively, for the year ended December 31, 2023 includes:

	Three Months Ended March 31, 2024		Year Ended December 31, 2023
	Basic	Diluted	Basic	Diluted
To eliminate CBC’s historical average shares	(8,413,735)	(8,566,712)	(8,374,614)	(8,453,423)
To reflect SCB shares issued to CBC shareholders	13,433,007	13,433,007	13,433,007	13,433,007
Total adjustments to weighted average shares	5,019,272	4,866,295	5,058,393	4,979,584

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DESCRIPTION OF SCB CAPITAL STOCK

The following summary of the current terms of the capital stock of SCB and the terms of capital stock of SCB to be in effect after completion of the merger is not meant to be complete and is qualified in its entirety by reference to applicable California law, federal law, the SCB articles of incorporation, and the SCB bylaws, copies of which have been filed with the SEC and are also available upon request from SCB. See “Where You Can Find More Information.”

Common Stock

The SCB articles of incorporation authorize 100,000,000 shares, of which 50,000,000 shares are serial preferred stock without par value and 50,000,000 shares are common stock without par value. At May 31, 2024, which is the record date for the SCB special meeting, there were 18,540,104 shares of SCB common stock issued and outstanding, held of record by approximately 345 shareholders, and no shares of preferred stock issued and outstanding. SCB common stock is listed on the Nasdaq Capital Market under the symbol “BCAL.” The transfer agent and registrar for SCB common stock is Computershare.

Each holder of SCB common stock is entitled to one vote per share on any issue requiring a vote, except in the election of directors. Shareholders may cumulate votes in the election of directors. Under cumulative voting, as to any candidates whose names are placed in nomination prior to voting, a shareholder has the right to vote the number of shares owned for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of directors multiplied by the number of shares owned equals, or to distribute such number of votes on the same principle among as many candidates as the shareholder deems appropriate. However, cumulative voting will be dispensed with unless a shareholder gives notice at the shareholders’ meeting of the intention to cumulate votes. If any shareholder gives notice of an intention to cumulate votes, then all shareholders may cumulate their votes for candidates in nomination.

Each share of SCB common stock has the same rights, privileges and preferences as every other share of common stock, and each issued and outstanding share of SCB common stock is fully paid and nonassessable. SCB common stock ranks junior to all other securities and indebtedness of SCB with respect to rights upon liquidation, dissolution or winding up of the company. Upon any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of SCB common stock are entitled to share equally, on a per share basis, in all of SCB’s assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock. SCB common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

Preferred Stock

The preferred stock may be issued from time to time in one or more series without action by the shareholders. The SCB board of directors is authorized to designate and to fix the number of shares of any such series of preferred stock, which may be senior in right to SCB common stock with respect to dividends and distributions on liquidation. The board of directors may, without any action by holders of SCB common stock (subject to Nasdaq shareholder approval rules), fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Dividends

Subject to the rights of any preferred stock, each share of common stock will participate equally in dividends, which are payable when and as declared by the board of directors. SCB common stock ranks junior with respect to dividend rights of any other securities or indebtedness of SCB.

Anti-Takeover Provisions and Considerations

In addition to the shareholder rights plan described above, California law and SCB’s articles of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which might be deemed to have a potential “anti-takeover” effect. Such provisions could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of the company, even if such removal or acquisition would be viewed by SCB shareholders to be in their best interests.

The following description of these provisions is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to SCB’s previous filings with the SEC. See “Where You Can Find More Information” to learn how to obtain a copy of these documents.

Authorized but Unissued Capital Stock. At May 31, 2024, there were 1,246,001 shares of authorized but unissued shares of SCB common stock, including 846,790 shares of common stock reserved for issuance upon the exercise of outstanding stock options, and other stock award units. There are also 50,000,000 shares of authorized but unissued shares of preferred stock, and the SCB board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval, the terms of which might:

●	Adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

●	Discourage an unsolicited proposal to acquire the company; or

●	Facilitate a particular business combination involving the company.

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Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of SCB shareholders might believe to be in their best interests or in which SCB shareholders might receive a premium for their stock over the then market price.

Limitation on Right to Call a Special Meeting of Shareholders. The SCB bylaws provide that special meetings of shareholders may only be called by the Chairman of the board of directors, the President, the board of directors or by a holder or holders of not less than 10% of SCB’s outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. The SCB bylaws require that any business to be proposed by a shareholder at an annual meeting and any shareholder nominations for director must be made in accordance with the provisions of the SCB bylaws, which generally require, among other things, that a shareholder notify SCB in writing of their intent to make proposal or nominate a candidate for election as a director not less than 90 days nor more than 120 days prior to the shareholder meeting. The notice must include the information specified in the SCB bylaws and the proposing or nominating shareholder and any nominee(s) are required to follow the procedures set forth in the SCB bylaws.

Filling of Board Vacancies; Removals. Any vacancies in the SCB board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum, by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. However, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

New or Amendment of the Bylaws. New bylaws may be adopted or the SCB bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The SCB bylaws also provide that except for changing the authorized number of directors or providing for the approval by the board of directors, acting alone, of a loan or guarantee to any officer or an employee benefit plan providing for the same, the SCB bylaws may be altered, amended or repealed by the SCB board of directors without prior notice to or approval by our shareholders. Accordingly, the SCB board of directors could take action to amend the bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of the company.

Voting Provisions. The SCB articles of incorporation do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of SCB’s assets or other similar transaction. Accordingly, under the CGCL, a reorganization requiring shareholder approval or a sale of all or substantially all of SCB’s assets would require the affirmative approval of the holders of shares of SCB’s capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.

Elimination of Liability and Indemnification. The SCB articles of incorporation provide that a director or officer of the company will not incur any personal liability to SCB or SCB shareholders for monetary damages for certain breaches of fiduciary duty owed to SCB. A director or officer’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or (iv) any transaction from which the director derived an improper personal benefit. The SCB articles of incorporation allow and the SCB bylaws require the indemnification of our directors, officers and agents to the extent permitted by law. All SCB’s officers and directors are covered by director and officer liability insurance.

California and Federal Banking Law. Section 1203 of the CGCL includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing control or management of the company. If an “interested party” makes an offer to purchase the shares of some or all of SCB shareholders, SCB must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls a company, if the person is directly or indirectly controlled by one of the company’s officers or directors, or if the person is an entity in which one of the company’s officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” SCB receives a subsequent offer from a neutral third party, then SCB must notify its shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested party” offer.

The Bank Holding Company Act of 1956, as amended, generally prohibits any company that is engaged in operations other than financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of a bank holding company, such as SCB. “Control” is generally defined as ownership of 25% or more of any class of voting stock of a company or other having a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of SCB voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. In certain circumstances, control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the Company.

The foregoing provisions of California and federal law could make it more difficult for a third party to acquire a majority of SCB outstanding voting stock by discouraging a hostile bid, by delaying, preventing or deterring a merger, acquisition or tender offer in which SCB shareholders could receive a premium for their shares, or by effecting a proxy contest for control of SCB or other changes in management.

Transfer Agent

The transfer agent and registrar for SCB common stock is Computershare, located at P.O. Box 43078, Providence, RI 02940-3078. Computershare’s phone number is (800) 962-4284.

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COMPARISON OF THE RIGHTS OF SHAREHOLDERS

When the merger becomes effective, shareholders of CBC who receive shares of SCB common stock in exchange for their shares of CBC common stock will become shareholders of SCB. SCB is a California corporation and the rights of SCB shareholders are governed by the CGCL, as well as the SCB articles of incorporation and the SCB bylaws. CBC is a California corporation and the rights of CBC shareholders are also governed by the CGCL, as well as the CBC articles of incorporation and the CBC bylaws.

The following is a summary of material differences between the rights of holders of CBC common stock and holders of SCB common stock. The summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of CBC common stock and holders of SCB common stock. Rather, the summary is intended to provide a general overview of the differences in shareholders’ rights under the governing corporate instruments of CBC and SCB, and other known material differences. For more detailed information with respect to SCB, see “Description of SCB Capital Stock.”

SCB	CBC

Authorized Capital Stock

The authorized capital stock of SCB consists of 50,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock.	The authorized capital stock of CBC consists of 40,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock.

Number of Directors

SCB’s bylaws state that the number of directors comprising the board of directors will be from six (6) to eleven (11), with the exact number to be determined from time to time by the SCB board of directors. There are currently nine (9) members of the SCB board of directors.

At the effective time of the merger, and subject to the approval by SCB shareholders of the SCB bylaw amendment proposal, the SCB bylaws will be amended to increase the range to seven to thirteen (13) directors. At the effective time of the merger, and subject to the approval of the SCB bylaw amendment proposal, the board of directors of the combined company and there will be twelve (12) members of the SCB board of directors, six (6) of whom will be members of the current SCB board of directors (one of whom shall be David I. Rainer) and six (6) of whom will be members of the CBC board of directors (one of whom shall be Steven E. Shelton).

CBC’s bylaws state that the number of directors comprising the board of directors will be from nine (9) to seventeen (17), with exact number to be determined from time to time by the board of directors. There are currently ten (10) members of the CBC board of directors.

Election of Directors — Cumulative Voting

The CGCL generally requires that cumulative voting be available to shareholders in the election of directors, with certain exceptions. SCB’s shareholders are permitted to cumulate their votes in the election of directors subject to the satisfaction of all statutory conditions precedent to the exercise of such right.	The CGCL generally requires that cumulative voting be available to shareholders in the election of directors, with certain exceptions. CBC’s shareholders are not permitted to cumulate their votes in the election of directors unless the candidates’ names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to the commencement of the voting of the shareholder’s intention to cumulate votes.

Classification of Board of Directors

SCB’s charter documents do not provide for a classified board of directors; each director is elected annually and serves until his/her respective successor is elected.	CBC’s charter documents do not provide for a classified board of directors; each director is elected annually and serves until his/her respective successor is elected.

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Removal of Directors

Under SCB’s bylaws, any director may be removed, with or without cause, at any meeting of shareholders called expressly for such purpose, by a vote of the holders of a majority of shares entitled to vote for the election of directors. However, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.	Under CBC’s bylaws, any director may be removed by the shareholders or an appropriate court, as provided in sections 303 or 304 of the CGCL. Section 303 of the CGCL states that any or all of the directors may be removed without cause if removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote, (1) except no director may be removed (unless the entire board is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director’s most recent election were then being elected, and (2) when by the provisions of the articles the holders of the shares of any class or series, voting as a class or series, are entitled to elect one or more directors, any director so elected may be removed only by the applicable vote of the holders of the shares of that class or series. means approved by the affirmative vote of a majority of the outstanding shares entitled to vote. Section 304 of the CGCL states that the superior court of the proper county may, at the suit of shareholders holding at least 10 percent of the number of outstanding shares of any class, remove from office any director in case of fraudulent or dishonest acts or gross abuse of authority or discretion with reference to the corporation and may bar from reelection any director so removed for a period prescribed by the court.

Nomination of Director Candidates by Shareholders

SCB’s bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if notice is delivered to the president of the corporation not less than 90 days, nor more than 120 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.	CBC’s bylaws permit shareholders who are entitled to vote in the meeting of shareholders to nominate a director for election if notice is delivered to the president of the corporation not less than 60 days, nor more than 90 days prior to any meeting of shareholders called for the election of directors, with the notice period varying for certain instances as set forth in the bylaws.

Shareholder Action Without a Meeting

According to SCB’s bylaws, any action required or permitted to be taken at any annual or special shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.	According to CBCs bylaws, any action required or permitted to be taken at any annual or special shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the number of shareholders whose affirmative vote would be required to take such action at a meeting at which all shares entitled to vote thereon were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.

Special Meetings of Shareholders

SCB may call a special shareholders meeting upon the request of the board of directors, the chairman of the board of directors, the president, or of the SCB shareholders who together hold not less than ten percent of the outstanding shares of SCB stock that would be entitled to vote at such a meeting.

CBC may call a special shareholders meeting upon the request of the board of directors, the chairperson of the board of directors, the president, or of the CBC shareholders who together hold not less than ten percent of the outstanding shares of CBC stock that would be entitled to vote at such a meeting.

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Indemnification of Directors and Officers

SCB’s articles of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that SCB is authorized to provide indemnification to the fullest extent permitted by applicable law of agents of SCB through by-law provisions, agreements with such agents or other persons, or otherwise, with respect to actions for breach of duty to SCB, its shareholders, and others.

SCB’s bylaws provide that, to the extent permitted by the CGCL, SCB shall indemnify any agent of the corporation in connection with any proceeding in which the agent was, is, or is threatened to be made a party by reason of being or having been an agent of SCB, (A) against expenses reasonably incurred in the defense, to the extent the agent was successful on the merits in the defense, and (B) other than an action by or in the right of SCB, shall indemnify against expenses, fines, settlements, and other amounts incurred so long as such person acted in good faith and, in the case of a criminal proceeding, has no reasonable cause to believe the conduct of the person was unlawful. SCB has the power to advance expenses.

SCB has also entered into indemnification agreements with its directors and executive officers. In addition, SCB maintains directors’ and officers’ liability insurance.

CBC’s articles of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that CBC is authorized to provide indemnification to the fullest extent permitted by applicable law of agents of CBC through by-law provisions, agreements with such agents or other persons, or otherwise, with respect to actions for breach of duty to CBC, its shareholders, and others.

CBC’s bylaws provide that, to the maximum extent permitted, have power to indemnify each of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.

CBC has also entered into indemnification agreements with its directors and executive officers. In addition, CBC maintains directors’ and officers’ liability insurance.

Amendments to Articles of Incorporation and Bylaws

SCB’s articles of incorporation may be amended in any manner allowed under California law. provided that any repeal of Article 8 of SCB’s articles of incorporation requires the affirmative vote of at least two-thirds of the authorized number of directors.

SCB’s bylaws may be amended by the board of directors or the holders of a majority of the outstanding shares entitled to vote. Notwithstanding the foregoing, only the shareholders may adopt, amend or repeal any bylaw which specifies or changes the fixed number of directors or the minimum or maximum number of directors.

CBC’s articles of incorporation may be amended in any manner allowed under California law.

CBC’s bylaws may be amended by the board of directors or the holders of a majority of the outstanding shares entitled to vote. Notwithstanding the foregoing, only the shareholders may adopt, amend or repeal any bylaw which specifies or changes the fixed number of directors or the minimum or maximum number of directors.

Tax Treatment

SCB is a Subchapter C corporation, which means that SCB is taxed as a separate entity from its shareholders, and its undistributed earnings are not taxed on an individual shareholder basis.	CBC is a Subchapter C corporation, which means that CBC is taxed as a separate entity from its shareholders, and its undistributed earnings are not taxed on an individual shareholder basis.

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Dividends

The CGCL permits a California corporation to declare and pay dividends if the amount of retained earnings of the corporation immediately prior to the dividend payment exceeds the sum of the proposed dividend distribution plus the amount, if any, of cumulative dividends in arrears on all shares having a preference with respect to payment of dividends over the class or series to which the applicable dividend is being made. Alternatively, the CGCL permits a California corporation to declare and pay dividends to the extent that corporation’s assets equal or exceed the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the dividend to satisfy the preferential rights, including accrued but unpaid dividends, of other shareholders upon dissolution that are superior to the rights of the shareholders receiving the dividend. The CGCL also prohibits dividend distributions if either the corporation or any of its subsidiaries would be unable to meet liabilities as they mature.

Further, it is the policy of the Federal Reserve that bank holding companies, such as SCB, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries.

The CGCL permits a California corporation to declare and pay dividends if the amount of retained earnings of the corporation immediately prior to the dividend payment exceeds the sum of the proposed dividend distribution plus the amount, if any, of cumulative dividends in arrears on all shares having a preference with respect to payment of dividends over the class or series to which the applicable dividend is being made. Alternatively, the CGCL permits a California corporation to declare and pay dividends to the extent that corporation’s assets equal or exceed the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the dividend to satisfy the preferential rights, including accrued but unpaid dividends, of other shareholders upon dissolution that are superior to the rights of the shareholders receiving the dividend. The CGCL also prohibits dividend distributions if either the corporation or any of its subsidiaries would be unable to meet liabilities as they mature.

Further, it is the policy of the Federal Reserve that bank holding companies, such as CBC, should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries.

Liquidation Preferences

SCB’s articles of incorporation do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, which includes liquidation preferences, for such preferred shares.	CBC’s articles of incorporation do not provide for any liquidation preferences on shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, which includes liquidation preferences, for such preferred shares.

Redemption

SCB’s articles of incorporation do not provide for any redemption of shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, which includes redemption preferences, for such preferred shares.	CBC’s articles of incorporation do not provide for any redemption of shares of common stock, but do provide that the board of directors may, in regards to undesignated preferred shares, determine preferences and privileges, which includes redemption preferences, for such preferred shares.

Shareholders’ Rights Plan

SCB does not have a shareholders’ rights plan.	CBC does not have a shareholders’ rights plan.

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CERTAIN BENEFICIAL OWNERSHIP OF SCB COMMON STOCK

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable or restricted share units that will vest within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The following table provides information regarding the beneficial ownership based on 18,540,104 shares of our common stock issued and outstanding as of May 31, 2024, by those persons or entities known by us to beneficially own more than five percent of the outstanding shares of our common stock.

Name and Address of Greater than 5% Shareholders	Shares Beneficially Owned	Percent of Class Beneficially Owned
John & Heidi Farkash (1) PO Box 576, Rancho Santa Fe, CA 92067	3,033,181	16.36%
Castle Creek Capital Partners VI LP (2) 11682 El Camino Real, Suite 320, San Diego, CA 92130	2,340,719	12.63%
Fourthstone LLC (3) 575 Maryville Centre, Suite 110, St. Louis, MO 63141	1,486,667	8.02%
AB Financial Services Opportunity Fund (c/o Alliance Bernstein L.P.) 1345 Avenue of the Americas, New York, NY 10105	1,643,569	8.86%
Endeavour Capital Advisors Inc. (4) 410 Greenwich Avenue, Greenwich, CT 06830	1,101,742	5.94%

(1) Includes 2,404,262 shares held in a trust whereby Mr. Farkash is trustee and has voting rights with respect to such shares, and 582,967 shares held in a joint account of which he has voting rights.

(2) Based on a Schedule 13G filed with the SEC on February 9, 2024, by Castle Creek Capital Partners VI, LP, who report shared voting and dispositive power of 2,340,719 shares of the Company’s common stock. Mr. Volk is a principal of Castle Creek Capital Partners VI LP, and shares voting and dispositive powers over all shares. Mr. Volk disclaims beneficial ownership of such shares held by Castle Creek Capital Partners VI LP, except to the extent of his pecuniary interest therein.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2024, by Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd, Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP, and L. Phillip Stone, IV, who report shared voting and dispositive power of 1,486,667 shares, 1,119,889 shares, 366,778 shares, 362,802 shares, 3,976 shares, and 1,486,667 shares of the Company’s common stock, respectively. L. Phillip Stone, IV is the Managing Member of Fourthstone LLC and Fourthstone GP LLC, and 1,486,667 shares of common stock are held on behalf of advisory clients.

(4) Based on a Schedule 13F filed with the SEC on February 14, 2024, by Endeavour Capital Advisors Inc.

The following table provides information regarding the beneficial ownership based on 18,540,104 shares of our common stock issued and outstanding as of May 31, 2024, for:

●	each director of the Company;

●	each of our Named Executive Officers; and

●	all directors of the Company and our executive officers (including Named Executive Officers) as a group.

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Unless otherwise indicated, we believe that the shareholders listed have sole voting and investment power over all of the shares shown opposite such person’s name, subject to applicable community property laws.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Shares Subject to Exercisable Options that will Vest Within 60 Days(3)	Shares Subject to RSUs that will Vest Within 60 Days (3)	Shares Beneficially Owned	Percent of Class Beneficially Owned (3)
Non-Employee Directors:
Irwin Golds	37,128	(4)	27,500	—	64,628	0.35%
Lester Machado	64,622	(5)	7,500	—	72,122	0.39%
Kaveh Varjavand	5,582		—	—	5,582	0.03%
David Volk	2,341,914	(6)	17,500	—	2,359,414	12.71%
Anita Wolman	4,667	(7)	—	—	4,667	0.03%
Anne Williams (8)	51,279	(9)	—	1,730	53,009	0.29%
Richard Martin	19,430	(10)	—	—	19,430	0.10%
Employee Directors and Named Executive Officers:
Frank D. Di Tomaso Executive Director	406,532	(11)	—	—	406,532	2.19%
David I. Rainer Director, Executive Chairman of the Board and Chief Executive Officer	360,083	(12)	—	—	360,083	1.94%
Thomas G. Dolan Executive Vice President Chief Financial Officer of the Company, and Chief Operating Officer of the Company and the Bank.	213,001	(13)	—	—	213,001	1.15%
Richard Hernandez President of the Company and the Bank	51,727	(14)	—	—	51,727	0.28%
Directors and Executive Officers as a Group (16 in Number) (15)	3,588,638	(15)	52,500	8,331	3,649,469	19.62%

1.	Unless otherwise stated, the address for each individual is c/o Bank of Southern California, N.A., 12265 El Camino Real, Suite 210, San Diego, CA 92130.
2.	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power. Does not include vested stock options.
3.	Stock options or restricted share units that are exercisable or vest within 60 days after May 31, 2024, are treated as issued and outstanding for the purpose of computing the percent of class owned by such person but not for the purpose of computing the percent of class owned by any other person.
4.	Includes 13,500 shares held in an IRA account for Mr. Golds’ benefit, and 22,176 shares held in a trust whereby Mr. Golds is the sole trustee and has voting rights with respect to these shares.
5.	Includes 44,570 shares held in a trust whereby Mr. Machado is trustee and has voting rights with respect to such shares; and 10,000 shares held in a defined benefit plan to which Mr. Machado has voting rights with respect to such shares.
6.	Mr. Volk is a principal of Castle Creek Advisors IV LLC and Castle Creek Capital Partners VI LP, which owns 0 shares and 2,340,719 shares of our common stock, respectively. Mr. Volk disclaims beneficial ownership of such shares held by Castle Creek Advisors IV LLC and Castle Creek Capital Partners VI LP, except to the extent of his pecuniary interest therein.
7.	Includes 85 shares held in a joint account of which Ms. Wolman has voting rights.
8.	Ms. Williams retired from her role as Executive Vice President and Chief Credit Officer effective May 31, 2023. She continues to serve as a director of the Company.
9.	Includes 40,793 shares held in a trust whereby Ms. Williams is trustee and has voting rights with respect to such shares.
10.	Includes 7,446 shares held in a joint account of which Mr. Martin has voting rights; 4,568 shares held in an IRA account for Mr. Martin’s benefit.
11.	Includes 231,971 shares held in a joint account of which Mr. Di Tomaso has voting rights; 153,336 shares held in an IRA account for Mr. Di Tomaso’s benefit, and 12,075 shares held in his spouse’s name and in her IRA account.
12.	Includes 125,001 shares held in a trust whereby Mr. Rainer is trustee and has voting rights with respect to such shares.
13.	Includes 197,615 shares held in a trust whereby Mr. Dolan is trustee and has voting rights with respect to such shares.
14.	Includes 20,834 shares held in an IRA account for Mr. Hernandez’s benefit.
15.	Included beneficial ownership of five additional executive officers totaled 32,673 shares.

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CERTAIN BENEFICIAL OWNERSHIP OF CBC COMMON STOCK

The following table sets forth information as of May 31, 2024, concerning the equity ownership of the CBC directors, executive officers and shareholders known to us to beneficially own more than 5% of our common stock, and directors and executive officers as a group. Unless otherwise indicated in the notes to the table, each person listed below possesses sole voting and sole investment power, or shared voting and investment power with a spouse, for the shares of CBC’s common stock listed below. All of the shares shown in the following table are owned both of record and beneficially except as indicated in the notes to the table. CBC has only one class of shares outstanding, common stock.

5% or Greater Owners of Voting Securities

Name and Address of Greater than 5% Shareholders	Shares Beneficially Owned	Percent of Class Beneficially Owned
AllianceBernstein L.P (1)	822,146	9.71%
Banc Fund Entities (2)	577,114	6.81%
Manulife Financial Corporation (3)	455,194	5.37%

(1)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024 by AllianceBernstein L.P., which reports sole voting and dispositive power over all such shares. The filing reports that AllianceBernstein L.P. is a majority owned subsidiary of Equitable Holdings, Inc. (“EQH”) and operates under independent management and makes independent decisions from EQH and its respective subsidiaries. The Schedule 13G/A state that EQH calculates and reports beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the SEC in Release Number 34-39538 (January 12, 1998). The filer’s address is 501 Commerce Street, Nashville, TN 37203.

(2)	Based on a Schedule 13G/A filed with the SEC on February 8, 2024 by Banc Fund X L.P. (“BF X”), Banc Fund IX L.P. (“BF IX”) and TBFC Financial Technologies Fund L.P. (“TFTF”) who report sole voting and dispositive authority over 252,938, 324,176 and 0 shares of the Company’s common stock, respectively. The general partner of BF X is MidBan X L.P. The general partner of BF IX is MidBan IX L.P. The general partner of MidBank XI L.P., MidBan IX L.P. and TFTF is The Banc Funds Company, L.L.C. (“TBFC”). The filing further reports that TBFC’s principal shareholder is Charles J. Moore, that Mr. Moore is the manager of BF IX and BF X and TFTF has voting and dispositive power over the securities of the Company held by each of those entities and that as the controlling member of TBFC, Mr. Moore controls TBFC, and therefore each of the partnership entities directly and indirectly controlled by TBFC. The filers’ address is 150 South Wacker Drive, Suite 2725, Chicago IL 60606.

(3)	Based on a Schedule 13G/A filed with the SEC on February 13, 2024 by Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly owned subsidiaries, Manulife Investment Management (US) LLC (“MIM (US)”). The filing reports that MIM (US) has beneficial ownership of 455,194 shares and with sole voting and dispositive power over the shares. Additionally, the parent-subsidiary relationship to MIM (US), MFC may be deemed to have beneficial ownership of these same shares. The filers’ address is 197 Clarendon Street, Boston, MA 02116.

Security Ownership of Management

Name of Beneficial Owner (1)	Common Stock	Exercisable Options and Vesting Restricted Stock Units (2)	Shares Beneficially Owned	Percent of Class (3)
Directors:
Andrew J. Armanino	130,422	—	130,422	1.54%
Stephen A. Cortese	239,543	—	239,543	2.83%
Kevin J. Cullen	49,536	—	49,536	0.58%
Stephen R. Dathe	52,996	—	52,996	0.63%
Rochelle G. Klein	144,497	—	144,497	1.71%
Julie J. Levenson	7,686	—	7,686	0.09%
Frank L. Muller	17,319	—	17,319	0.20%
Steven E. Shelton	49,939	63,359	113,298	1.33%
Millicent C. Tracey	7,105	—	7,105	0.08%
Theodore A. Wilm	2,340	—	2,340	0.03%
Executive Officers other than Directors:
Tom M. Dorrance	18,688	30,988	49,676	0.58%
Vivian Z. Mui	8,421	19,675	28,096	0.33%
Scott Myers	1,298	31,000	32,298	0.38%
Thomas A. Sa	16,902	41,477	58,379	0.69%
Michele M. Wirfel	16,574	38,391	54,965	0.65%

All directors, director-nominees, and executive officers as a group	763,266	224,890	988,156	11.36%

(1)	The address for all directors and executives is c/o California BanCorp, 1300 Clay Street, Suite 500, Oakland, California 94612.

(2)	Reflects shares that may be acquired upon the exercise of stock options or the vesting of restricted stock units within 60 days of May 31, 2024.

(3)	Includes beneficially owned shares plus options currently exercisable or exercisable and restricted stock units vesting within 60 days of May 31, 2024. Subject to applicable community property laws and shared voting and investment power with a spouse or children, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted.

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OTHER MATTERS

The board of directors of SCB and CBC do not know of any other business to be presented for action at their respective special meetings other than that set forth in the Notice of Special Meeting of Shareholders. Under California law, no other business may be conducted at either special meeting.

EXPERTS

SCB’s consolidated financial statements appearing in its Annual Report on Form 10 K for the year ended December 31, 2023, and the effectiveness of SCB’s internal control over financial reporting as of December 31, 2023, have been audited by Eide Bailly LLP, an independent registered public accounting firm, as stated in their report included therein, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of such firm (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for credit losses) given on the authority of such firm as experts in accounting and auditing.

CBC’s consolidated financial statements as of and for the year ended December 31, 2023 incorporated herein by reference to CBC’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of Elliott Davis LLC, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CBC’s consolidated financial statements as of and for the year ended December 31, 2022 incorporated herein by reference to CBC’s Annual Report on Form 10-K for the year ended December 31, 2023 have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Stuart | Moore | Staub, counsel for SCB, has provided an opinion as to the legality of the SCB common stock to be issued in connection with the merger. Sheppard, Mullin, Richter & Hampton, LLP and Katten Muchin Rosenman LLP will deliver at the effective time their opinions to CBC and SCB, respectively, as to certain United States federal income tax consequences of the merger.

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WHERE YOU CAN FIND MORE INFORMATION

Both SCB and CBC file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. You can read the SEC filings of SCB and CBC over the Internet at the SEC’s website at www.sec.gov. You may also obtain these documents, free of charge, from SCB at www.banksocal.com on the “Investor Relations” page linked under the heading “About Us” and then under the “Financials” tab, or from CBC at www.californiabankofcommerce.com on the “Investor Relations” page linked under the heading “About” and then under the “Regulatory Filings” tab.

SCB has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that SCB and CBC have previously filed with the SEC. They contain important information about the companies and their financial condition. For more information, please see the section entitled “Incorporation of Certain Documents by Reference.” These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

Southern California Bancorp 12265 El Camino Real, Suite 210 San Diego, California 92130 Attention: Investor Relations (844) 265-7622	California BanCorp 1300 Clay Street, Suite 500 Oakland, California 94612 Attention: Investor Relations (510) 457-3737

To obtain timely delivery of these documents, SCB shareholders must request the information no later than July 10, 2024 in order to receive it before the SCB special meeting and CBC shareholders must request the information no later than July 10, 2024 in order to receive it before the CBC special meeting.

SCB common stock is traded on Nasdaq under the symbol “BCAL,” and CBC common stock is traded on Nasdaq under the symbol “CALB.”

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows SCB and CBC to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

SCB incorporates by reference the respective documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the SCB and CBC special meetings (other than documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC):

●	SCB’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 15, 2024.

●	SCB’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed on May 8, 2024.

●	SCB’s Current Reports on Form 8-K filed on January 19, January 30, April 3, April 29, May 9, and May 13, 2024.

●	SCB’s annual meeting proxy statement filed on April 18, 2024 (only those portions that have been incorporated by reference in the 2023 Annual Report on Form 10-K).

CBC incorporates by reference the respective documents filed by it with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the SCB and CBC special meetings (other than documents or information deemed to have been furnished and not filed in accordance with the rules of the SEC):

●	CBC’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on March 21, 2024.

●	CBC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed on May 9, 2024.

●	CBC’s Current Report on Form 8-K filed on January 30, and May 13, 2024.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. SCB and CBC have not authorized anyone else to provide you with information that is different from that which is contained in this joint proxy statement/prospectus. Moreover, neither SCB nor CBC is making an offer to sell or soliciting an offer to buy any securities other than the SCB common stock to be issued by SCB in the merger, and neither SCB nor CBC is making an offer of such securities in any state where the offer is not permitted. The information contained in this joint proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies.

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APPENDIX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

DATED AS OF JANUARY 30, 2024

BY AND BETWEEN

SOUTHERN CALIFORNIA BANCORP

AND

CALIFORNIA BANCORP

A-i

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF SCB		A-38
6.01	Corporate Organization	A-38
6.02	Capitalization.	A-39
6.03	Authority; No Violation.	A-40
6.04	Consents and Approvals	A-41
6.05	Reports.	A-41
6.06	Financial Statements.	A-42
6.07	Broker’s Fees	A-44
6.08	Absence of Certain Changes or Events.	A-44
6.09	Legal Proceedings.	A-44
6.10	Taxes and Tax Returns	A-45
6.11	Employees and Employee Benefit Plans.	A-45
6.12	Compliance with Applicable Law	A-49
6.13	Certain Contracts.	A-50
6.14	Agreements with Regulatory Agencies	A-51
6.15	Risk Management Instruments	A-52
6.16	Environmental Matters	A-52
6.17	Investment Securities and Commodities.	A-52
6.18	Real Property	A-53
6.19	Intellectual Property	A-53
6.20	Related Party Transactions	A-53
6.21	Takeover Laws	A-53
6.22	Reorganization	A-54
6.23	Opinion of Financial Advisor	A-54
6.24	SCB Information	A-54
6.25	Loan Portfolio.	A-54
6.26	Insurance	A-55
6.27	Information Security	A-55
6.28	No Other Representations or Warranties.	A-55

ARTICLE VII COVENANTS		A-56
7.01	Shareholder Approvals	A-56
7.02	Preparation of the Proxy Statement/Prospectus and Registration Statement	A-58
7.03	Regulatory Matters	A-59
7.04	Legal Conditions to Merger	A-60
7.05	Public Announcements	A-60
7.06	Access; Information.	A-61
7.07	Acquisition Proposals	A-62
7.08	Nasdaq Listing	A-63
7.09	Indemnification.	A-63
7.10	Benefit Plans	A-64
7.11	Corporate Governance	A-67

A-ii

7.12	Notification of Certain Matters	A-67
7.13	Antitakeover Statutes	A-68
7.14	Consents	A-68
7.15	Exemption from Liability Under Section 16(b)	A-68
7.16	Shareholder Litigation and Protests	A-68
7.17	Change of Method.	A-69
7.18	Tax Treatment	A-69

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER		A-69
8.01	Conditions to Each Party’s Obligation to Effect the Merger	A-69
8.02	Conditions to Obligation of CBC	A-70
8.03	Conditions to Obligation of SCB	A-71

ARTICLE IX TERMINATION		A-72
9.01	Termination	A-72
9.02	Effect of Termination.	A-73

ARTICLE X MISCELLANEOUS		A-75
10.01	Survival	A-75
10.02	Waiver; Amendment	A-75
10.03	Counterparts	A-75
10.04	Governing Law and Venue	A-75
10.05	Waiver of Jury Trial	A-76
10.06	Expenses	A-76
10.07	Notices	A-76
10.08	Entire Understanding; Limited Third Party Beneficiaries	A-77
10.09	Severability	A-77
10.10	Enforcement of the Agreement	A-77
10.11	Interpretation	A-78
10.12	Assignment	A-78
10.13	Confidential Supervisory Information	A-78
10.14	Delivery by Electronic Transmission.	A-78

A-iii

EXHIBIT A	Form of CBC Voting Agreement
EXHIBIT B	Form of SCB Voting Agreement
EXHIBIT C	Form of SCB Bylaw Amendment
EXHIBIT D	Form of Agreement of Merger
EXHIBIT E	Form of Bank Merger Agreement

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of January 30, 2024 (this “Agreement”), by and between Southern California Bancorp, a California corporation (“SCB”), and California BanCorp, a California corporation (“CBC”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law (the “CGCL”), CBC will merge with and into SCB (the “Merger”), with SCB as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”).

WHEREAS, immediately following the Merger, California Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of CBC (“CBC Bank”), will merge with and into Bank of Southern California, N.A., a national banking association and wholly-owned subsidiary of SCB (“BSC Bank”), with BSC Bank as the surviving bank (the “Bank Merger”).

WHEREAS, the respective boards of directors of each of SCB and CBC have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective shareholders, and have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.

WHEREAS, for federal income tax purposes, it is the intention of the parties to this Agreement that the Merger be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulation Section 1.368-2(g).

WHEREAS, as a material inducement to SCB to enter into this Agreement, and simultaneously with the execution of this Agreement, each member of the board of directors of CBC has entered into a Voting Agreement, substantially in the form attached hereto as Exhibit A (collectively, the “CBC Voting Agreements”), pursuant to which each such Person has agreed, among other things, to vote all shares of CBC Common Stock owned by such Person in favor of approval of this Agreement and the transactions contemplated hereby.

WHEREAS, as a material inducement to CBC to enter into this Agreement, and simultaneously with the execution of this Agreement, each member of the board of directors of SCB has entered into a Voting Agreement, substantially in the form attached hereto as Exhibit B (collectively, the “SCB Voting Agreements”), pursuant to which each such Person has agreed, among other things, to vote all shares of SCB Common Stock owned by such Person in favor of (A) approval of this Agreement and the transactions contemplated hereby, including the issuance of shares of SCB Common Stock in connection with the Merger as contemplated by this Agreement, and (B) the SCB Bylaw Amendment.

A-1

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties to this Agreement agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” means, with respect to SCB or CBC, as applicable, (A) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving such party or any of its Subsidiaries (whose assets, individually, or in the aggregate, constitute 25% or more of the consolidated assets of the party) that if consummated, would result in any Person (or the shareholders of any Person) owning 25% or more of the total voting power of such party or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity and (B) any proposal or offer to acquire in any manner, directly or indirectly, 25% or more of the total voting power of any class of equity securities of such party or those of any of its Subsidiaries (whose assets, individually, or in the aggregate, constitute 25% or more of the consolidated assets of the party) or 25% or more of such party’s consolidated total assets (including equity securities of its Subsidiaries), in each case other than the transactions contemplated by this Agreement.

“Adjusted Shareholder’s Equity” means the relevant party’s shareholders’ equity as of the month end prior to the Closing Date, excluding documented transaction expenses related to this Agreement and the transactions contemplated hereby (including, without limitation, all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for such party for services rendered solely in connection with the transactions contemplated by this Agreement paid or accrued by such party prior to the Effective Time, and all amounts paid or accrued in connection with any litigation related to the transactions contemplated in this Agreement, including any amounts paid in settlement thereof), and without giving effect to potential purchase accounting marks, and excluding changes in the accumulated other comprehensive income of the securities portfolio from the amount reported as of December 31, 2023.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 10.02.

“Agreement of Merger” has the meaning set forth in Section 2.02.

“Assumed Award” has the meaning set forth in Section 3.07(c).

“Bank Merger” has the meaning set forth in the recitals.

A-2

“Bank Merger Agreement” has the meaning set forth in Section 2.03.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.03(a).

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“BSC Articles” means the Articles of Association of BSC, as amended.

“Book-Entry Shares” means shares of CBC Common Stock held in book-entry form immediately prior to the Effective Time.

“BSC Bank” has the meaning set forth in the recitals.

“BSC Bank Board” means the Board of Directors of BSC Bank.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U. S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.

“CBC” has the meaning set forth in the preamble to this Agreement.

“CBC 401(k) Plan” has the meaning set forth in Section 7.10(c).

“CBC Articles” means the Articles of Incorporation of CBC, as amended.

“CBC Bank” has the meaning set forth in the recitals.

“CBC Bank Board” means the Board of Directors of CBC Bank.

“CBC Benefit Plans” has the meaning set forth in Section 5.11(a).

“CBC Board” means the Board of Directors of CBC.

“CBC Board Recommendation” has the meaning set forth in Section 7.01(b).

“CBC Bylaws” means the Bylaws of CBC, as amended.

“CBC Common Stock” means the common stock, no par value per share, of CBC.

“CBC Contract” has the meaning set forth in Section 5.13(a).

“CBC Disclosure Schedule” has the meaning set forth in Article V.

“CBC Equity Awards” means the CBC RSUs and CBC Options.

A-3

“CBC Equity Plans” means the California Bank of Commerce 2007 Equity Incentive Plan, the California Bank of Commerce 2014 Equity Incentive Plan, and the California BanCorp 2017 Equity Incentive Plan, each as amended.

“CBC Insiders” has the meaning set forth in Section 7.15.

“CBC Meeting” has the meaning set forth in Section 7.01(a).

“CBC Options” means options to purchase shares of CBC Common Stock granted under a CBC Equity Plan.

“CBC Owned Properties” has the meaning set forth in Section 5.18.

“CBC Preferred Stock” means the preferred stock, no par value per share, of CBC.

“CBC Qualified Plans” has the meaning set forth in Section 5.11(d).

“CBC Real Property” has the meaning set forth in Section 5.18.

“CBC Regulatory Agreement” has the meaning set forth in Section 5.14.

“CBC Reports” has the meaning set forth in Section 5.05(b).

“CBC RSUs” means restricted stock units issued under a CBC Equity Plan.

“CBC Shareholder Approval” means the approval of the principal terms of this Agreement by the affirmative vote or requisite consent of a majority of the outstanding shares of CBC Common Stock entitled to vote thereon at the CBC Meeting or any adjournment or postponement thereof.

“CBC Voting Agreements” has the meaning set forth in the recitals.

“Certificate” means any certificate which immediately prior to the Effective Time represented shares of CBC Common Stock.

“CFC” means the California Financial Code, as amended.

“CGCL” has the meaning set forth in the recitals.

“CIBC Act” means the Change in Bank Control Act of 1978, as amended.

“Closing” and “Closing Date” have the meanings set forth in Section 2.02.

“Code” has the meaning set forth in the recitals.

“Confidentiality Agreement” has the meaning set forth in Section 7.06(c).

“Continuing 401(k) Plan” has the meaning set forth in Section 7.10(c).

A-4

“Continuing Employees” has the meaning set forth in Section 7.10(a).

“Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) as a result of a failure to comply with the group health plan continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“DFPI” means the California Department of Financial Protection and Innovation.

“Effective Time” has the meaning set forth in Section 2.02.

“End Date” has the meaning set forth in Section 9.01(c).

“Environmental Laws” has the meaning set forth in Section 5.16.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and formal guidance issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Exchange Ratio” has the meaning set forth in Section 3.01(b).

“Excluded Shares” has the meaning set forth in Section 3.01(c).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 7.09(a).

A-5

“Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

“Law” means any applicable federal, state, local or foreign statute, law, code, regulation, ordinance, rule, judgment, injunction, order, decree or policy, agency requirement, license, permit, or guideline of any Governmental Entity.

“Liens” has the meaning set forth in Section 5.02(b).

“Loans” has the meaning set forth in Section 5.25(a).

“Material Adverse Effect” means, with respect to SCB, CBC or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall be deemed to include a decrease in Adjusted Shareholder’s Equity from that reported for December 31, 2023, by 5% or more, but shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees), (F) any shareholder litigation arising out of, related to, or in connection with this Agreement, the Merger or the Bank Merger that is brought or threatened against a party or any members of a party’s Board of Directors from and following the date of this Agreement and prior to the Effective Time (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 5.03(b), 5.04, 5.11(j), 6.03(b), 6.04 or 6.11(j)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except to the extent otherwise excepted by this proviso) or (H) the expenses incurred by SCB or CBC in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby.

A-6

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 7.03(b).

“Maximum Insurance Amount” has the meaning set forth in Section 7.09(c).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” means the aggregate number of whole shares of SCB Common Stock, plus cash in lieu of any fractional share interest, payable to the holders of CBC Common Stock in connection with the Transaction.

“Multiemployer Plan” has the meaning set forth in Section 5.11(f).

“Multiple Employer Plan” has the meaning set forth in Section 5.11(f).

“Nasdaq” means the Nasdaq Capital Market or such other securities exchange on which the SCB Common Stock may be listed.

“New Benefit Plans” has the meaning set forth in Section 7.10(a).

“OCC” means the Office of the Comptroller of the Currency.

“Option Cashout Price” has the meaning set forth in Section 3.07(a).

“Option Consideration” has the meaning set forth in Section 3.07(a).

“OREO” means other real estate owned.

“Payroll Processor” has the meaning set forth in Section 3.07(a).

“Pension Plan” has the meaning set forth in Section 5.11(f).

“Permitted Encumbrance” has the meaning set forth in Section 5.18.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

“Personal Data” has the meaning set forth in Section 5.12.

“Proxy Statement/Prospectus” has the meaning set forth in Section 7.02(a).

“Recommendation Change” has the meaning set forth in Section 7.01(b).

A-7

“Registration Statement” has the meaning set forth in Section 7.02(a).

“Regulatory Agency” means any state regulatory authority, the FRB, the FDIC, the OCC, any foreign regulatory authority, the SEC and any self-regulatory organization.

“Representatives” has the meaning set forth in Section 7.07(a).

“Requisite Regulatory Approvals” means all regulatory authorizations, consents, orders, approvals or waivers (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the FRB and the OCC, as may be required, and (y) set forth in Section 5.04 and Section 6.04 that are necessary to consummate the Transaction, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

“Retiree Welfare Plan” means any “employee welfare plan” within the meaning of Section 3(1) of ERISA providing for retiree health and life benefits, other than group health plan continuation coverage as may be required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA, or under any analogous continuation of coverage provisions of the Laws of any state or locality.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SCB” has the meaning set forth in the preamble to this Agreement.

“SCB 401(k) Plan” has the meaning set forth in Section 7.10(c).

“SCB Articles” means the Articles of Incorporation of SCB, as amended.

“SCB Average Closing Price” means the volume weighted average closing price of shares of SCB Common Stock quoted on the Nasdaq on each of the last ten (10) trading days ending on the day which is the fifth trading date immediately preceding the date that the Effective Time occurs.

“SCB Benefit Plans” has the meaning set forth in Section 6.11(a).

“SCB Board” means the Board of Directors of SCB.

“SCB Board Recommendation” has the meaning set forth in Section 7.01(b).

“SCB Bylaw Amendment” means an amendment to the SCB Bylaws to increase the range of authorized directors of SCB from the current range of not less than six (6) nor more than eleven (11), to a new range of not less than seven (7) nor more than thirteen (13), in substantially the form attached hereto as Exhibit C.

“SCB Bylaws” means the Bylaws of SCB, as amended.

“SCB Common Stock” means the common stock, no par value per share, of SCB.

“SCB Contract” has the meaning set forth in Section 6.13(a).

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“SCB Disclosure Schedule” has the meaning set forth in Article VI.

“SCB Equity Awards” mean the SCB RSUs and SCB Options.

“SCB Equity Plan” means the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended.

“SCB Meeting” has the meaning set forth in Section 7.01(a).

“SCB Options” means options to purchase shares of SCB Common Stock granted under a SCB Equity Plan.

“SCB Owned Properties” has the meaning set forth in Section 6.18.

“SCB Preferred Stock” means the preferred stock, no par value per share, of SCB.

“SCB Qualified Plans” has the meaning set forth in Section 6.11(d).

“SCB Real Property” has the meaning set forth in Section 6.18.

“SCB Regulatory Agreement” has the meaning set forth in Section 6.14.

“SCB Reports” has the meaning set forth in Section 6.05(b).

“SCB RSUs” means restricted stock units issued under an SCB Equity Plan.

“SCB Shareholder Approval” means the (i) approval of the principal terms of this Agreement by the affirmative vote or requisite consent of a majority of the outstanding shares of SCB Common Stock entitled to vote thereon at the SCB Meeting or any adjournment or postponement thereof, and (ii) approval of the SCB Bylaw Amendment by the affirmative vote or requisite consent of a majority of the outstanding shares of SCB Common Stock entitled to vote thereon at the SCB Meeting or any adjournment or postponement thereof.

“SCB Voting Agreements” has the meaning set forth in the recitals.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Security Breach” has the meaning set forth in Section 5.12.

“SRO” has the meaning set forth in Section 5.05(a).

“Subsidiary,” when used with respect to any Person, means any subsidiary of such Person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.

“Surviving Bank” has the meaning set forth in Section 2.03.

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“Surviving Corporation” has the meaning set forth in the recitals.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property (real or personal), real property gains, escheat, abandoned or unclaimed property, registration, alternative minimum, add-on minimum, value added, natural resources, social security, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return (including any amended return), declaration or other report (including elections, declarations, claims for refunds, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).

“Terminated 401(k) Plan” has the meaning set forth in Section 7.10(c).

“Termination Fee” has the meaning set forth in Section 9.02(b)(i).

“Transaction” means the Merger, the Bank Merger and any other transactions contemplated by this Agreement.

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

ARTICLE II

THE MERGER

2.01 The Merger.

(a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, CBC shall merge with and into SCB in accordance with the applicable provisions of the CGCL, and the separate corporate existence of CBC shall cease. SCB shall be the Surviving Corporation and shall survive and continue to exist as a corporation incorporated under the Laws of the State of California.

(b) Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger shall be the SCB Articles and the SCB Bylaws as in effect immediately prior to the Merger, except that the SCB Articles as in effect immediately prior to the Merger shall be amended to provide that, effective as of the Effective Time, the name of the Surviving Corporation shall be changed to a name mutually acceptable to SCB and CBC as determined pursuant to Section 7.11(b).

(c) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in accordance with the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of CBC shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of CBC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

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(d) Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, record or otherwise confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties or assets of CBC acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, CBC, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

2.02 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place remotely by mutual exchange of documents and signatures (or their electronic counterparts) at such time as CBC and SCB shall agree, on the date when the Effective Time is to occur (the “Closing Date”). Subject to the terms and conditions of this Agreement, the parties shall cause an agreement of merger, substantially in the form attached hereto as Exhibit D (the “Agreement of Merger”), to be filed with the Secretary of State of the State of California. Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause the Effective Time to occur no later than the fifth (5th) Business Day after such satisfaction or waiver (except as the parties may otherwise agree to in writing). The Merger provided for herein shall become effective at such time the Agreement of Merger is filed with the Secretary of State of the State of California in accordance with the CGCL, or such later time as may be agreed to by the parties and specified therein (the time the Merger becomes effective being the “Effective Time”).

2.03 Bank Merger. As soon as practicable after the Merger, CBC Bank shall be merged with and into BSC Bank. BSC Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and shall survive and continue to exist as a national banking association under the National Bank Act, as amended, and, following the Bank Merger, the separate corporate existence of CBC Bank shall cease. The BSC Articles as in effect immediately prior to the Bank Merger shall be amended to provide that, effective as of the Bank Merger, the name of the Surviving Bank shall be changed to a name mutually acceptable to SCB and CBC as determined pursuant to Section 7.11(b). The Bank Merger shall be implemented pursuant to an agreement and plan of merger, substantially in the form attached hereto as Exhibit E (the “Bank Merger Agreement”). Prior to the Effective Time, CBC shall cause CBC Bank, and SCB shall cause BSC Bank, to duly authorize, execute and deliver the Bank Merger Agreement and such other documents and certificates as are necessary to consummate the Bank Merger as soon as practicable following the Effective Time.

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ARTICLE III

CONSIDERATION AND EXCHANGE PROCEDURES

3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SCB, CBC or the holder of any securities of SCB or CBC:

(a) SCB Common Stock. Each share of SCB Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.

(b) CBC Common Stock. Subject to Section 3.04 of this Agreement, each share of CBC Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be converted into, and shall be cancelled in exchange for, the right to receive 1.590 shares of SCB Common Stock (the “Exchange Ratio”).

(c) Cancellation of Excluded Shares. Any shares of CBC Common Stock owned by CBC as treasury stock or owned by CBC, SCB or any of SCB’s Subsidiaries (in each case, other than shares of CBC Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by CBC or SCB in respect of debts previously contracted) (“Excluded Shares”) shall automatically be cancelled and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

3.02 Exchange Procedures.

(a) Mailing of Transmittal Material. Provided that CBC has delivered, or caused to be delivered, to an independent exchange agent selected by SCB and reasonably acceptable to CBC (the “Exchange Agent”) all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, promptly following the Closing Date (but in no event more than five (5) Business Days after the Closing Date), mail and otherwise make available to each holder of record of shares of CBC Common Stock immediately prior to the Effective Time, a notice and a form of letter of transmittal, in a form reasonably acceptable to, and approved in writing by, CBC (which shall specify that delivery shall be effected, and risk of loss and title to any Certificate(s) theretofore representing shares of CBC Common Stock shall pass, only upon proper delivery of such Certificate(s) to the Exchange Agent or surrender of Book-Entry Shares to the Exchange Agent), advising such holder of the effectiveness of the Merger and the procedure and instructions for surrendering to the Exchange Agent such Certificate(s) or Book-Entry Shares in exchange for a portion of the Merger Consideration to which such holder may be entitled pursuant to Section 3.01(b) hereof and any cash in lieu of any fractional shares to be paid pursuant to Section 3.04. A letter of transmittal will be properly completed only if accompanied by a Certificate or Certificates, if any, or instructions to surrender Book-Entry Shares representing all shares of CBC Common Stock covered thereby, subject to the provisions of Section 3.02(d).

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(b) SCB Deliveries. At or prior to the Effective Time, for the benefit of the holders of Certificates and/or Book-Entry Shares, SCB shall (i) deliver to the Exchange Agent evidence of shares in book entry form representing the number of shares of SCB Common Stock issuable to the holders of CBC Common Stock as the Merger Consideration, to be issued to such holders of CBC Common Stock in exchange for the surrender of their Certificates and Book-Entry Shares as provided for in this Article III, and (ii) deposit, or cause to be deposited, with the Exchange Agent cash in lieu of any fractional shares to be paid pursuant to Section 3.04. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of SCB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the holders of shares of CBC Common Stock immediately prior the Effective Time entitled thereto.

(c) Exchange Agent Deliveries.

(i) Each holder of a Certificate or Certificates or Book-Entry Shares who has properly surrendered such Certificate or Certificates or Book-Entry Shares to the Exchange Agent will be entitled to (i) evidence of issuance in book entry form of the number of whole shares of SCB Common Stock into which the aggregate number of shares of CBC Common Stock previously represented by such Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement, and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Certificate or Certificates or Book-Entry Shares as of immediately prior to the Effective Time pursuant to the provisions of this Article III and (B) any dividends or other distributions which the holder thereof has the right to receive pursuant to Section 3.02(c)(ii) with respect to SCB Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose consistent with the notice and form of letter of transmittal to effect an orderly exchange thereof in accordance with normal exchange practices.

(ii) Each outstanding Certificate or Book-Entry Share which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to represent only the right to receive, upon surrender, the number of shares of SCB Common Stock into which such CBC Common Stock shall have been converted pursuant to the Merger, together with the right to receive any dividends or other distributions paid or distributed thereon on or after the Effective Time and prior to the surrender of such Certificate or Book-Entry Shares and cash in lieu of any fractional shares in accordance with Section 3.04. After the Effective Time, there shall be no further transfer on the records of CBC of shares of CBC Common Stock represented by Certificates or Book-Entry Shares and, if such Certificates or Book-Entry Shares are presented to the Exchange Agent for transfer, they shall be cancelled against delivery of SCB Common Stock as hereinabove provided (together with any dividends or other distributions thereon and cash in lieu of fractional shares owed in accordance with this Agreement). No dividends or other distributions which have been declared will be remitted to any holder of shares of CBC Common Stock immediately prior to the Effective Time in respect of the shares of SCB Common Stock into which such shares converted pursuant to Section 3.01 until such Person surrenders the Certificate or Certificates or Book-Entry Shares representing such shares of CBC Common Stock, at which time such dividends or other distributions shall be remitted to such Person, without interest.

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(d) Lost or Destroyed Certificates; Issuances of SCB Common Stock in New Names. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by SCB or the Exchange Agent, the posting by such Person of a bond in such amount as SCB or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of SCB Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement. Prior to the Merger, SCB will consult with CBC regarding its, or the Exchange Agent’s, policies related to the posting of bonds. If any shares of SCB Common Stock are to be issued in a name other than that in which the Certificate evidencing CBC Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other Tax required by reason of the issuance of a certificate for shares of SCB Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Unclaimed Merger Consideration. Any portion of the Merger Consideration delivered to the Exchange Agent by SCB pursuant to Section 3.02(b) that remains unclaimed by the former shareholders of CBC for twelve (12) months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to the Surviving Corporation. Any former shareholders of CBC who have not theretofore complied with Section 3.02(c) shall thereafter look only to Surviving Corporation for the consideration deliverable in respect of each share of CBC Common Stock such shareholder holds immediately prior the Effective Time as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates or Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of SCB Common Stock would otherwise escheat to any Governmental Entity, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of the Surviving Corporation (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate or Book-Entry Share for any consideration paid to a public official or Governmental Entity pursuant to applicable abandoned property, escheat or similar Laws. SCB and the Exchange Agent shall be entitled to rely upon the stock transfer books of CBC to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive (absent manifest error) with respect thereto. In the event of a dispute with respect to ownership of shares of stock represented by any Certificate or Book-Entry Share, SCB and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

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3.03 Rights as Shareholders. At the Effective Time, holders of CBC Common Stock shall cease to be, and shall have no rights as, shareholders of CBC other than to receive the Merger Consideration provided for under this Article III.

3.04 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of SCB Common Stock shall be issued in the Merger. Each holder of shares of CBC Common Stock as of immediately prior to the Effective Time who otherwise would have been entitled to a fraction of a share of SCB Common Stock (after taking into account all Certificates or Book-Entry Shares surrendered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying (i) the fraction of a share of SCB Common Stock to which such holder would otherwise be entitled to receive in the Merger (after taking into account all shares of CBC Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (ii) the SCB Average Closing Price, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

3.05 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, the shares of SCB Common Stock shall be changed into a different number or class or series of shares by reason of any reclassification, recapitalization, split-up, stock-split, reverse stock-split, combination, subdivision, exchange of shares or readjustment, or similar transaction or change in capitalization, or a stock dividend thereon shall be declared with a record date within said period, the Merger Consideration and Exchange Ratio shall be adjusted accordingly to give SCB and the holders of CBC Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit CBC or SCB to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

3.06 Withholding Rights. SCB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of CBC Common Stock as of immediately prior to the Effective Time such amounts as SCB is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the former holder of CBC Common Stock in respect of which such deduction and withholding was made by SCB.

3.07 CBC Equity Awards.

(a) CBC Options. At the Effective Time, each CBC Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and shall only entitle the holder of such CBC Option to receive, as soon as administratively practicable after the Effective Time, an amount in cash, rounded down to the nearest whole cent, equal to the product of (i) the total number of shares of CBC Common Stock subject to such CBC Option and (ii) the excess, if any, of (A) the Option Cashout Price over (B) the exercise price per share under such CBC Option, less any applicable Taxes required to be withheld with respect to such payment (such amount, the “Option Consideration”); provided that to the extent reasonably practicable, SCB shall fund the Option Consideration to be paid with respect to CBC Options by funding the necessary amounts to the payroll processor of CBC or SCB or any of their respective Affiliates (the “Payroll Processor”) for payment by the Payroll Processor of the Option Consideration to the applicable holders of such CBC Options. For the avoidance of doubt, any CBC Option which has an exercise price per share of CBC Common Stock that is greater than or equal to the Option Cashout Price shall be cancelled at the Effective Time for no consideration or payment. For purposes of this Agreement, the “Option Cashout Price” shall mean an amount equal to the product of (x) the SCB Average Closing Price and (y) the Exchange Ratio.

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(b) CBC RSUs. Notwithstanding anything herein to the contrary, at the Effective Time, each CBC RSU that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any required action on the part of the holder thereof, (i) if granted to a non-employee member of the CBC Board who will not be serving on the Board of Directors of the Surviving Corporation, fully vest and be cancelled and converted automatically into the right to receive (without interest) that number of shares of SCB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CBC Common Stock subject to such CBC RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) Business Days following the Closing Date (or on such later date if required to comply with Section 409A of the Code) and (ii) if not granted to an individual described in clause (i), be assumed and converted into a restricted stock unit in respect of SCB Common Stock with the same terms and conditions as were applicable under such CBC RSU immediately prior to the Effective Time, and relating to the number of shares of SCB Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of CBC Common Stock subject to such CBC RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio.

(c) Applicable Plans. Each CBC Equity Award that is assumed and converted into an award with respect to SCB Common Stock pursuant to this Section 3.07 (an “Assumed Award”) may be assumed and/or issued as a substitute award under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan Incentive Plan (or another equity incentive plan of SCB), if so determined by the SCB Board, instead of remaining subject to the applicable CBC Equity Plan pursuant to which it was issued.

(d) Registration. If not already included in the Registration Statement, promptly following the Effective Time, SCB shall file a post-effective amendment to the Registration Statement or an effective registration statement on Form S-8 with respect to the SCB Common Stock subject to the Assumed Awards.

(e) Further Actions. Prior to the Effective Time, the CBC Board and SCB Board, as applicable, shall adopt any necessary resolutions and take any actions necessary to effectuate the provisions of this Section 3.07.

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ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01 A-Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the CBC Disclosure Schedule or the SCB Disclosure Schedule), required by Law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of CBC and SCB shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either CBC or SCB to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

4.02 Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the CBC Disclosure Schedule or the SCB Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, neither CBC nor SCB shall, and neither CBC nor SCB shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of CBC or any of its wholly-owned Subsidiaries to CBC or any of its wholly-owned Subsidiaries, on the one hand, or of SCB or any of its wholly-owned Subsidiaries to SCB or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any shares of capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Subsidiaries of each of CBC and SCB to CBC or SCB or any of their wholly-owned Subsidiaries, respectively, and (B) the acceptance of shares of CBC Common Stock or SCB Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

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(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any Person any right to acquire any shares of capital stock or other equity or voting securities of CBC or SCB or any of their respective Subsidiaries;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of CBC or SCB or their respective Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of CBC or SCB or their respective Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards outstanding as of the date hereof or granted after the date hereof to the extent authorized under this Agreement, in each case accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other Person or the property or assets of any other Person, in each case, other than a wholly-owned Subsidiary of CBC or SCB, as applicable;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any CBC Contract or SCB Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CBC or SCB, or enter into any contract that would constitute a CBC Contract or SCB Contract, if it were in effect on the date of this Agreement;

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(f) except as required under applicable Law or the terms of any CBC Benefit Plan or SCB Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any CBC Benefit Plan or SCB Benefit Plan, or any arrangement that would be a CBC Benefit Plan or a SCB Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such CBC Benefit Plan or SCB Benefit Plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $150,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement; provided, however, that the parties may enter into offer letters with new hires in the ordinary course of business consistent with past practice that do not provide for enhanced or change in control severance, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any CBC Benefit Plan or SCB Benefit Plan, as the case may be, or (vi) hire or promote any employee with an annual base salary equal to or in excess of $150,000, or significantly change the responsibilities assigned to any such employee;

(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount and for consideration not in excess of $25,000 individually or $50,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its articles of incorporation, its bylaws or comparable governing documents of its Significant Subsidiaries;

(j) materially restructure or materially change its investment securities, derivatives, wholesale funding of bank owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l) enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, hedging, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law, regulation or policies imposed by, or recommendation of, any Governmental Entity;

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(m) merge or consolidate itself or any of its Significant Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(n) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(o) other than in prior consultation with the other party to this Agreement, except for loans or extensions of credit approved and/or committed as of the date of this Agreement, (i) make any loan greater than $7,500,000, make any sponsored finance loan greater than $3,000,000, purchase a participation in any loan or pool of loans, or renew any loan greater than $7,500,000, or (ii) renew for more than 12 months any loans greater than $1,000,000 rated “special mention” or worse; or

(p) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 4.02.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF CBC

Except (a) as disclosed in the disclosure schedule delivered by CBC to SCB concurrently herewith (the “CBC Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CBC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CBC that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article V shall be deemed to qualify (1) any other section of this Article V specifically referenced or cross-referenced and (2) other sections of this Article V to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any CBC Reports filed by CBC after January 1, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), CBC hereby represents and warrants to SCB as follows:

5.01 Corporate Organization.

(a) CBC is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is a bank holding company duly registered under the BHC Act. CBC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. CBC is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CBC. True and complete copies of the CBC Articles and the CBC Bylaws, as in effect as of the date of this Agreement, have previously been made available by CBC to SCB.

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(b) Each Subsidiary of CBC (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on CBC and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of CBC or any Subsidiary of CBC to pay dividends or distributions except those provided by applicable Law and, in the case of a Subsidiary of CBC that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of CBC that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. There are no Subsidiaries of CBC other than CBC Bank that have or are required to have deposit insurance. Section 5.01(b) of the CBC Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CBC and their jurisdictions of organization as of the date hereof. True and complete copies of the organizational documents of each Subsidiary of CBC as in effect as of the date of this Agreement have previously been made available by CBC to SCB.

5.02 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of CBC consists of 40,000,000 shares of CBC Common Stock and 10,000,000 shares of CBC Preferred Stock. As of January 25, 2024, there are (i) 8,402,478 shares of CBC Common Stock outstanding, (ii) no shares of CBC Common Stock held in treasury, (iii) 476,911 shares of CBC Common Stock reserved for issuance upon the exercise of outstanding CBC Options, (iv) 260,756 shares of CBC Common Stock reserved for issuance upon settlement of outstanding CBC RSUs, (v) no shares of CBC Preferred Stock outstanding, and (vi) 616,442 shares of CBC Common Stock reserved for issuance upon future grants under the CBC Equity Plans. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since January 25, 2024 resulting from the exercise, vesting or settlement of any CBC Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of CBC issued, reserved for issuance or outstanding. All of the issued and outstanding shares of CBC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of CBC are entitled to vote. Except as set forth on Section 5.02(a) of the CBC Disclosure Schedule, no trust preferred or subordinated debt securities of CBC are issued or outstanding. Other than CBC Equity Awards issued prior to the date of this Agreement as described in this Section 5.02(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, restricted stock awards, restricted stock units, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in CBC, or contracts, commitments, understandings or arrangements by which CBC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CBC, or that otherwise obligate CBC to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which CBC is a party or is bound with respect to the voting or transfer of CBC Common Stock or other equity interests of CBC.

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(b) CBC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of CBC has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

5.03 Authority; No Violation.

(a) CBC has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the CBC Board. The CBC Board has (i) determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of CBC and its shareholders, (ii) resolved to recommend that CBC’s shareholders approve the principal terms of this Agreement, (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to CBC’s shareholders for approval at a meeting of such shareholders, and (iv) has adopted resolutions to the foregoing effect. Except for (x) the CBC Shareholder Approval and (y) the adoption and approval of the Bank Merger Agreement by the CBC Bank Board and CBC as CBC Bank’s sole shareholder, no other corporate proceedings on the part of CBC are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CBC and (assuming due authorization, execution and delivery by SCB) constitutes a valid and binding obligation of CBC, enforceable against CBC in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or to general equity principles (the “Bankruptcy and Equity Exception”).

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(b) Neither the execution and delivery of this Agreement by CBC nor the consummation by CBC of the transactions contemplated hereby, including the Bank Merger, nor compliance by CBC with any of the terms or provisions hereof, will (i) violate any provision of the CBC Articles or the CBC Bylaws, or (ii) assuming that the consents and approvals referred to in Section 5.04 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CBC or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CBC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CBC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CBC.

5.04 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (b) the filing of any required applications, filings and notices, as applicable, with the FRB under the BHC Act and the CIBC Act, and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC, and approval of such applications, filings and notices, (d) the filing with the SEC of the Registration Statement and Proxy Statement/Prospectus, and the declaration of effectiveness of the Registration Statement, (e) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and the filing of the Bank Merger Agreement with the Secretary of State of the State of California and the DFPI pursuant to the CGCL and CFC, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SCB Common Stock pursuant to this Agreement and the approval of the listing of such SCB Common Stock on Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by CBC of this Agreement or (ii) the consummation by CBC of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, CBC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

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5.05 Reports.

(a) CBC and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, self-regulatory organization (an “SRO”) or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CBC. Subject to Section 10.13, except as set forth on Section 5.05(a) of the CBC Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CBC and its Subsidiaries, (i) no Regulatory Agency or governmental agency or authority has initiated or has pending any proceeding or, to the knowledge of CBC, investigation into the business or operations of CBC or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CBC or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CBC or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by CBC to the SEC since January 1, 2021 pursuant to the Securities Act or the Exchange Act (the “CBC Reports”) is publicly available. No such CBC Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all CBC Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of CBC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the CBC Reports.

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5.06 Financial Statements.

(a) The financial statements of CBC and its Subsidiaries included (or incorporated by reference) in the CBC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of CBC and its Subsidiaries, (ii) fairly present in all material respects the balance sheet, the consolidated statements of income, consolidated statements of comprehensive income, consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of CBC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of CBC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of CBC has resigned (or informed CBC that it intends to resign) or been dismissed as independent public accountants of CBC as a result of, or in connection with, any disagreements with CBC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of CBC Bank included in the consolidated reports of condition and income (call reports) of CBC Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirement and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC, neither CBC nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of CBC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of CBC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of CBC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC. CBC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to CBC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CBC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to CBC’s outside auditors and the audit committee of the CBC Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect CBC’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of CBC, any fraud, whether or not material, that involves management or other employees who have a significant role in CBC’s internal controls over financial reporting. To the knowledge of CBC, there is no reason to believe that CBC’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

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(d) Since January 1, 2021, (i) neither CBC nor any of its Subsidiaries, nor, to the knowledge of CBC, any director, officer, auditor, accountant or representative of CBC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CBC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CBC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing CBC or any of its Subsidiaries, whether or not employed by CBC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by CBC or any of its officers, directors, employees or agents to the CBC Board or any committee thereof or, to the knowledge of CBC, to any director or officer of CBC.

5.07 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., neither CBC nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. CBC has disclosed to SCB as of the date hereof the aggregate fees provided for in connection with the engagement by CBC of Keefe, Bruyette & Woods, Inc. related to the Merger and the other transactions contemplated hereby.

5.08 Absence of Certain Changes or Events.

(a) Since December 31, 2022, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC.

(b) Except as set forth on Section 5.08(b) of the CBC Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2022, CBC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

5.09 Legal Proceedings.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CBC, neither CBC nor any of its Subsidiaries is a party to any, and there are no pending or, to CBC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CBC or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CBC, any of its Subsidiaries or the assets of CBC or any of its Subsidiaries (or that, upon consummation of the Merger and/or the Bank Merger, would apply to the Surviving Corporation or any of its Affiliates) that would reasonably be expected to be material to CBC and its Subsidiaries, taken as a whole.

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5.10 Taxes and Tax Returns. Each of CBC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither CBC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of CBC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of CBC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. There are no Liens on any of CBC’s assets or on any assets of any of CBC’s Subsidiaries that arose either in connection with any failure (or alleged failure) to pay any Tax or, to the knowledge of CBC, is any taxing authority in the process of imposing a Lien for Taxes upon such assets. Neither CBC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither CBC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CBC and its Subsidiaries or the assets of CBC and its Subsidiaries. CBC has made available to SCB true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither CBC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CBC and its Subsidiaries). Neither CBC nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was CBC) or (b) has any liability for the Taxes of any Person (other than CBC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither CBC nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither CBC nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has CBC been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither CBC nor any of CBC’s Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, any Tax period (or portion thereof) beginning after the Effective Time as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), (C) any intercompany transaction or any excess loss account, within the meaning of Treas. Reg. 1.1502-13 and 1.1502-19, respectively, (or any corresponding or similar provision or administrative rule of federal, state, local, or non-U.S. income Tax law) or (D) any prepaid amount received on or prior to the Effective Time. As of the date hereof, neither CBC nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Neither CBC nor any of CBC’s Subsidiaries has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act (or any similar provision of state or local law), (ii) deferred any payroll tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligation in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 or (iii) claimed any employee retention credits under the CARES Act.

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5.11 Employees and Employee Benefit Plans.

(a) Section 5.11(a) of the CBC Disclosure Schedule lists all material CBC Benefit Plans. For purposes of this Agreement, “CBC Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, all nonqualified deferred compensation arrangements (as defined in Section 409A of the Code), and all equity-based compensation, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, fringe benefit, termination or severance plans, programs, agreements or arrangements that are contributed to or sponsored or maintained by, or required to be contributed to by, CBC or any of its Subsidiaries for the benefit of any current or former employee, officer or director of CBC or any of its Subsidiaries, or any family member or beneficiary thereof.

(b) CBC has heretofore made available to SCB true and complete copies of (i) each material CBC Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles (and if such CBC Benefit Plan is not subject to such written documentation, a written summary of the material terms and conditions of such CBC Benefit Plan), and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such CBC Benefit Plan, together with summaries of any material modifications thereto, (B) the most recent annual reports (Form 5500 and all schedules thereto), if any, filed with the Internal Revenue Service, (C) the most recently received Internal Revenue Service determination or opinion letter, if any, relating to such CBC Benefit Plan, (D) all coverage, discrimination and qualification tests for the three (3) most recent plan years; (E) the most recently prepared actuarial report for each CBC Benefit Plan (if applicable), and (F) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such CBC Benefit Plan.

(c) Each CBC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(d) Section 5.11(d) of the CBC Disclosure Schedule identifies each CBC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “CBC Qualified Plans”). Each CBC Qualified Plan is either the subject of a favorable determination letter with respect to its tax-qualified status or is based on a pre-approved plan document that is the subject of a favorable advisory or opinion letter issued to the pre-approved plan document provider upon which CBC may rely, and, to the knowledge of CBC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of each such CBC Qualified Plan or its related trust.

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(e) No Controlled Group Liability has been incurred by CBC or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of CBC, no condition exists that presents a material risk to CBC or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CBC and its Subsidiaries.

(f) None of CBC, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time, contributed to or been obligated to contribute to any plan that is: (i) a “pension plan” within the meaning of Section 3(2) of ERISA that is subject to Section 412, 430 or 4971 of the Code or Title IV or Section 302 of ERISA (a “Pension Plan”); (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”); or (iii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). None of CBC, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.

(g) Except as set forth on Section 5.11(g) of the CBC Disclosure Schedule, neither CBC nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, expect as required by Section 4980B of the Code, other than benefits provided under short-term or long-term disability plans.

(h) All contributions required to be made to any CBC Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any CBC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CBC, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to CBC and its Subsidiaries.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to CBC’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the CBC Benefit Plans, any fiduciaries thereof with respect to their duties to the CBC Benefit Plans or the assets of any of the trusts under any of the CBC Benefit Plans.

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(j) Except as set forth on Section 5.11(j) of the CBC Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual service provider of CBC or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, lapse of applicable restrictions, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of CBC or any of its Subsidiaries, (iii) accelerate the timing of or cause CBC or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any CBC Benefit Plan, or (iv) result in any limitation on the right of CBC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CBC Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by CBC or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) Neither CBC nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax). Except as would not reasonably be expected to result in material liability to CBC or any of its Subsidiaries, each CBC Benefit Plan required to comply with Section 409A of the Code complies in both form and operation therewith.

(l) No CBC Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of CBC or any of its Subsidiaries who reside or work outside the United States.

(m) There are no pending or, to the knowledge of CBC, threatened material labor grievances or material unfair labor practice claims or charges against CBC or any of its Subsidiaries, or any strikes or other material labor disputes against CBC or any of its Subsidiaries. Neither CBC nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CBC or any of its Subsidiaries and, to the knowledge of CBC, there are no organizing efforts by any union or other group seeking to represent any employees of CBC and its Subsidiaries.

(n) CBC and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements).

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(o) (i) To the knowledge of CBC, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any director or officer of CBC, (ii) since December 31, 2021, neither CBC nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any director or officer of CBC, and (iii) there are no proceedings currently pending or, to the knowledge of CBC, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any director or officer of CBC.

5.12 Compliance with Applicable Law. CBC and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CBC, and, to the knowledge of CBC, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. CBC and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CBC or any of its Subsidiaries, including all Laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable Law (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control or the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. CBC and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by CBC and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where CBC and its Subsidiaries conduct business. The most recent regulatory rating given to CBC Bank as to compliance with the Community Reinvestment Act is “satisfactory.” To the knowledge of CBC and except as set forth in Section 5.12 of the CBC Disclosure Schedule, since the last regulatory examination of CBC Bank to Community Reinvestment Act compliance, CBC Bank has not received any complaints from consumers, community groups or similar organizations as to Community Reinvestment Act compliance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on CBC, none of CBC, or any of its Subsidiaries or, to the knowledge of CBC, any director, officer, employee, agent or other Person acting on behalf of CBC or any of its Subsidiaries has, directly or indirectly, (a) used any funds of CBC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CBC or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of CBC or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of CBC or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for CBC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CBC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. CBC maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of CBC, CBC has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CBC. To the knowledge of CBC, there are no data security or other technological vulnerabilities with respect to CBC’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CBC. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CBC: (i) CBC Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) CBC Bank is not the subject of any pending or, to the knowledge of CBC, threatened investigations related to fraud in connection with participation in the Paycheck Protection Program or Paycheck Protection Program loans; (iii) CBC and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign Law; and (iv) none of CBC, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

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5.13 Certain Contracts.

(a) Except as set forth in Section 5.13(a) of the CBC Disclosure Schedule or as filed with or incorporated into any CBC Report filed prior to the date hereof, as of the date hereof, neither CBC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any CBC Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by CBC or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the CBC Shareholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CBC; (v) (A) that relates to the incurrence of indebtedness by CBC or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by CBC or any of its Subsidiaries of, or any similar commitment by CBC or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of CBC or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CBC or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $100,000 per annum other than any such contracts which are terminable by CBC or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by CBC or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of CBC or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any Person, business or asset and under which CBC or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 5.13(a) (excluding any CBC Benefit Plan), whether or not set forth in the CBC Disclosure Schedule, is referred to herein as a “CBC Contract.” CBC has made available to SCB true, correct and complete copies of each CBC Contract in effect as of the date hereof.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CBC, (i) each CBC Contract is valid and binding on CBC or one of its Subsidiaries, as applicable, and in full force and effect, (ii) CBC and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each CBC Contract, (iii) to the knowledge of CBC, each third-party counterparty to each CBC Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such CBC Contract, (iv) CBC does not have knowledge of, and has not received notice of, any violation of any CBC Contract by any of the other parties thereto, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CBC or any of its Subsidiaries, or to the knowledge of CBC, any other party thereto, of or under any such CBC Contract.

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5.14 Agreements with Regulatory Agencies. Subject to Section 10.13, neither CBC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CBC Disclosure Schedule, a “CBC Regulatory Agreement”), nor has CBC or any of its Subsidiaries been advised in writing, or to CBC’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such CBC Regulatory Agreement, nor does CBC believe that such CBC Regulatory Agreement is likely to be initiated, ordered or requested.

5.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CBC, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CBC, any of its Subsidiaries or for the account of a customer of CBC or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of CBC or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect; and (b) CBC and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to CBC’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

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5.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CBC, CBC and its Subsidiaries are in compliance, and have complied since January 1, 2022, with each federal, state or local Law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CBC, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CBC or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against CBC, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC. To the knowledge of CBC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC. CBC is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CBC.

5.17 Investment Securities and Commodities.

(a) Each of CBC and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the CBC Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CBC or its Subsidiaries. Such securities and commodities are valued on the books of CBC in accordance with GAAP in all material respects.

(b) CBC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that CBC believes are prudent and reasonable in the context of such businesses, and CBC and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, CBC has made available to SCB the material terms of such policies, practices and procedures.

5.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, (a) CBC or a Subsidiary of CBC has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CBC Reports as being owned by CBC or a Subsidiary of CBC or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CBC Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CBC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with CBC Owned Properties, the “CBC Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of CBC, the lessor. There are no pending or, to the knowledge of CBC, threatened condemnation proceedings against CBC Real Property.

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5.19 Intellectual Property. CBC and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, (a) (i) to the knowledge of CBC, the use of any Intellectual Property by CBC and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which CBC or any of its Subsidiaries acquired the right to use any Intellectual Property, and (ii) to the knowledge of CBC, no Person has asserted in writing to CBC that CBC or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (b) no Person is challenging or, to the knowledge of CBC, infringing on or otherwise violating, any right of CBC or any of its Subsidiaries with respect to any Intellectual Property owned by CBC or its Subsidiaries, and (c) neither CBC nor any Subsidiary of CBC has received any written notice of any pending claim with respect to any Intellectual Property owned by CBC or any of its Subsidiaries, and CBC and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by CBC and its Subsidiaries.

5.20 Related Party Transactions. Except as set forth in Section 5.20 of the CBC Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CBC or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CBC or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding shares of CBC Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of CBC) on the other hand, of the type required to be reported in any CBC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

5.21 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the CBC Articles or CBC Bylaws is applicable to this Agreement or the transactions contemplated hereby, including the Merger, with respect to CBC. CBC does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

5.22 Reorganization. CBC has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and Bank Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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5.23 Opinion of Financial Advisor. Prior to the execution of this Agreement, the CBC Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of CBC Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

5.24 CBC Information. The information relating to CBC and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the Registration Statement, and the information relating to CBC and its Subsidiaries that is provided by CBC or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to SCB or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to SCB or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 5.25(a) of the CBC Disclosure Schedule, neither CBC nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which CBC or any Subsidiary of CBC is a creditor which as of December 31, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 5.25(a) of the CBC Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of CBC and its Subsidiaries that, as of December 31, 2023, had an outstanding balance of $500,000 or more and were classified by CBC as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CBC or any of its Subsidiaries that, as of December 31, 2023, is classified as OREO and the book value thereof.

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, each Loan of CBC and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CBC and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, each outstanding Loan of CBC or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CBC and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

5.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, CBC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CBC reasonably has determined to be prudent and consistent with industry practice, and CBC and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CBC and its Subsidiaries, CBC or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

5.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on CBC, to the knowledge of CBC, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of CBC and its Subsidiaries.

5.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by CBC in this Article V, neither CBC nor any other Person makes any express or implied representation or warranty with respect to CBC, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CBC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CBC nor any other Person makes or has made any representation or warranty to SCB or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CBC, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by CBC in this Article V, any oral or written information presented to SCB or any of its Affiliates or representatives in the course of their due diligence investigation of CBC, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) CBC acknowledges and agrees that neither SCB nor any other Person has made or is making, and CBC has not relied upon, any express or implied representation or warranty other than those contained in Article VI.

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ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SCB

Except (a) as disclosed in the disclosure schedule delivered by SCB to CBC concurrently herewith (the “SCB Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the SCB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by SCB that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article VI shall be deemed to qualify (1) any other section of this Article VI specifically referenced or cross-referenced and (2) other sections of this Article VI to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any SCB Reports filed by SCB after January 1, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), SCB hereby represents and warrants to CBC as follows:

6.01 Corporate Organization.

(a) SCB is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is a bank holding company duly registered under the BHC Act. SCB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. SCB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCB. True and complete copies of the SCB Articles and SCB Bylaws, as in effect as of the date of this Agreement, have previously been made available by SCB to CBC.

(b) Each Subsidiary of SCB (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on SCB, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of SCB or any Subsidiary of SCB to pay dividends or distributions except those provided by applicable Law and, in the case of a Subsidiary of SCB that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of SCB that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. There are no Subsidiaries of SCB other than BSC Bank that have or are required to have deposit insurance. Section 6.01(b) of the SCB Disclosure Schedule sets forth a true and complete list of all Subsidiaries of SCB and their jurisdictions of organization as of the date hereof. True and complete copies of the organizational documents of each Subsidiary of SCB as in effect as of the date of this Agreement have previously been made available by SCB to CBC.

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6.02 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of SCB consists of 50,000,000 shares of SCB Common Stock and 50,000,000 shares of SCB Preferred Stock. As of January 25, 2024, there are (i) 18,384,779 shares of SCB Common Stock outstanding, (ii) no shares of SCB Common Stock held in treasury, (iii) 265,313 shares of SCB Common Stock reserved for issuance upon the exercise of outstanding SCB Options, (iv) 628,504 shares of SCB Common Stock reserved for issuance upon settlement of outstanding SCB RSUs, (v) no shares of SCB Preferred Stock outstanding, and (vi) 1,266,568 shares of SCB Common Stock reserved for issuance upon future grants under the SCB Equity Plan. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since January 25, 2024 resulting from the exercise, vesting or settlement of any SCB Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of SCB issued, reserved for issuance or outstanding. All of the issued and outstanding shares of SCB Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of SCB are entitled to vote. Except as set forth on Section 6.02(a) of the SCB Disclosure Schedule, no trust preferred or subordinated debt securities of SCB are issued or outstanding. Other than SCB Equity Awards issued prior to the date of this Agreement as described in this Section 6.02(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, restricted stock awards, restricted stock units, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in SCB, or contracts, commitments, understandings or arrangements by which SCB may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in SCB, or that otherwise obligate SCB to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which SCB is a party or is bound with respect to the voting or transfer of SCB Common Stock or other equity interests of SCB.

(b) SCB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of SCB has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

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6.03 Authority; No Violation.

(a) SCB has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger, the Bank Merger, and the SCB Bylaw Amendment) have been duly and validly approved by the SCB Board. The SCB Board has (i) determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of SCB and its shareholders, (ii) resolved to recommend that SBC’s shareholders approve the principal terms of this Agreement and the SCB Bylaw Amendment, (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to SCB’s shareholders for approval at a meeting of such shareholders, and (iv) has adopted resolutions to the foregoing effect. Except for (x) the SCB Shareholder Approval, (y) the adoption and approval of the Bank Merger Agreement by the BSC Bank Board and SCB as BSC Bank’s sole shareholder and (z) the adoption of resolutions to give effect to the provisions of Section 7.11 in connection with the Closing, no other corporate proceedings on the part of SCB are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SCB and (assuming due authorization, execution and delivery by CBC) constitutes a valid and binding obligation of SCB, enforceable against SCB in accordance with its terms, subject to the Bankruptcy and Equity Exception. The shares of SCB Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the SCB Shareholder Approval), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of SCB or any other Person will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by SCB, nor the consummation by SCB of the transactions contemplated hereby, including the Bank Merger, nor compliance by SCB with any of the terms or provisions hereof, will (i) violate any provision of the SCB Articles or the SCB Bylaws, or (ii) assuming that the consents and approvals referred to in Section 6.04 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SCB or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SCB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SCB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCB.

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6.04 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with Nasdaq, (b) the filing of any required applications, filings and notices, as applicable, with the FRB under the BHC Act and the CIBC Act, and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC, and approval of such applications, filings and notices, (d) the filing with the SEC of the Registration Statement and Proxy Statement/Prospectus, and the declaration of effectiveness of the Registration Statement, (e) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and the filing of the Bank Merger Agreement with the Secretary of State of the State of California and the DFPI pursuant to the CGCL and CFC, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SCB Common Stock pursuant to this Agreement and the approval of the listing of such SCB Common Stock on Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by SCB of this Agreement or (ii) the consummation by SCB of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, SCB has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

6.05 Reports.

(a) SCB and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, SRO or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCB. Subject to Section 10.13, except as set forth on Section 6.05(a) of the SCB Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of SCB and its Subsidiaries, (i) no Regulatory Agency or governmental agency or authority has initiated or has pending any proceeding or, to the knowledge of SCB, investigation into the business or operations of SCB or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of SCB or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of SCB or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB.

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(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by SCB to the SEC since January 1, 2021 pursuant to the Securities Act or the Exchange Act (the “SCB Reports”) is publicly available. No such SCB Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SCB Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of SCB has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the SCB Reports.

6.06 Financial Statements.

(a) The financial statements of SCB and its Subsidiaries included (or incorporated by reference) in the SCB Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SCB and its Subsidiaries, (ii) fairly present in all material respects the consolidated balance sheet, the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated changes in shareholders’ equity of SCB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of SCB and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2020, no independent public accounting firm of SCB has resigned (or informed SCB that it intends to resign) or been dismissed as independent public accountants of SCB as a result of, or in connection with, any disagreements with SCB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of BSC Bank included in the consolidated reports of condition and income (call reports) of BSC Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirement and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB, neither SCB nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SCB included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since September 30, 2023, or in connection with this Agreement and the transactions contemplated hereby.

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(c) The records, systems, controls, data and information of SCB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of SCB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB. SCB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to SCB, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of SCB by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to SCB’s outside auditors and the audit committee of the SCB Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect SCB’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of SCB, any fraud, whether or not material, that involves management or other employees who have a significant role in SCB’s internal controls over financial reporting. To the knowledge of SCB, there is no reason to believe that SCB’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2021, (i) neither SCB nor any of its Subsidiaries, nor, to the knowledge of SCB, any director, officer, auditor, accountant or representative of SCB or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of SCB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SCB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing SCB or any of its Subsidiaries, whether or not employed by SCB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SCB or any of its officers, directors, employees or agents to the SCB Board or any committee thereof or, to the knowledge of SCB, to any director or officer of SCB.

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6.07 Broker’s Fees. With the exception of the engagement of MJC Partners, LLC, neither SCB nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. SCB has disclosed to CBC as of the date hereof the aggregate fees provided for in connection with the engagement by SCB of MJC Partners, LLC related to the Merger and the other transactions contemplated hereby.

6.08 Absence of Certain Changes or Events.

(a) Since December 31, 2022, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB.

(b) Except as set forth on Section 6.08(b) of the SCB Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2022, SCB and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

6.09 Legal Proceedings.

(a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on SCB, neither SCB nor any of its Subsidiaries is a party to any, and there are no pending or, to SCB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SCB or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon SCB, any of its Subsidiaries or the assets of SCB or any of its Subsidiaries (or that, upon consummation of the Merger and/or the Bank Merger, would apply to the Surviving Corporation or any of its Affiliates) that would reasonably be expected to be material to SCB and its Subsidiaries, taken as a whole.

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6.10 Taxes and Tax Returns. Each of SCB and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither SCB nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of SCB and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of SCB and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. There are no Liens on any of SCB’s assets or on any assets of any of SCB’s Subsidiaries that arose either in connection with any failure (or alleged failure) to pay any Tax or, to the knowledge of SCB, is any taxing authority in the process of imposing a Lien for Taxes upon such assets. Neither SCB nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Neither SCB nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of SCB and its Subsidiaries or the assets of SCB and its Subsidiaries. SCB has made available to CBC true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither SCB nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SCB and its Subsidiaries). Neither SCB nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was SCB) or (b) has any liability for the Taxes of any Person (other than SCB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise. Neither SCB nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither SCB nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). At no time during the past five (5) years has SCB been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither SCB nor any of SCB’s Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, any Tax period (or portion thereof) beginning after the Effective Time as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign tax law), (C) any intercompany transaction or any excess loss account, within the meaning of Treas. Reg. 1.1502-13 and 1.1502-19, respectively, (or any corresponding or similar provision or administrative rule of federal, state, local, or non-U.S. income Tax law) or (D) any prepaid amount received on or prior to the Effective Time. As of the date hereof, neither SCB nor any of its Subsidiaries has any reason to believe that any conditions exist that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Neither SCB nor any of SCB’s Subsidiaries has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act (or any similar provision of state or local law), (ii) deferred any payroll tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligation in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 or (iii) claimed any employee retention credits under the CARES Act.

6.11 Employees and Employee Benefit Plans.

(a) Section 6.11(a) of the SCB Disclosure Schedule lists all material SCB Benefit Plans. For purposes of this Agreement, “SCB Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, all nonqualified deferred compensation arrangements (as defined in Section 409A of the Code) and all equity-based compensation, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, fringe benefit, termination or severance plans, programs, agreements or arrangements that are contributed to or sponsored or maintained by, or required to be contributed to by, SCB or any of its Subsidiaries for the benefit of any current or former employee, officer or director of SCB or any of its Subsidiaries, or any family member or beneficiary thereof.

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(b) SCB has heretofore made available to CBC true and complete copies of (i) each material SCB Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles (and if such SCB Benefit Plan is not subject to such written documentation, a written summary of the material terms and conditions of such SCB Benefit Plan), and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such SCB Benefit Plan, together with summaries of any material modifications thereto, (B) the most recent annual reports (Form 5500 and all schedules thereto), if any, filed with the Internal Revenue Service, (C) the most recently received Internal Revenue Service determination or opinion letter, if any, relating to such SCB Benefit Plan, (D) all coverage, discrimination and qualification tests for the three (3) most recent plan years; (E) the most recently prepared actuarial report for each SCB Benefit Plan (if applicable), and (F) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such SCB Benefit Plan.

(c) Each SCB Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.

(d) Section 6.11(d) of the SCB Disclosure Schedule identifies each SCB Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “SCB Qualified Plans”). Each SCB Qualified Plan is either the subject of a favorable determination letter with respect to its tax-qualified status or is based on a pre-approved plan document that is the subject of a favorable advisory or opinion letter issued to the pre-approved plan document provider upon which SCB may rely, and, to the knowledge of SCB, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of each such SCB Qualified Plan or its related trust.

(e) No Controlled Group Liability has been incurred by SCB or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of SCB, no condition exists that presents a material risk to SCB or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to SCB and its Subsidiaries.

(f) None of the SCB, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time, contributed to or been obligated to contribute to any plan that is: (i) a Pension Plan; (ii) a Multiemployer Plan; or (iii) a Multiple Employer Plan. None of SCB, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full.

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(g) Except as set forth on Section 6.11(g) of the SCB Disclosure Schedule, neither SCB nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, expect as required by Section 4980B of the Code, other than benefits provided under short-term or long-term disability plans.

(h) All contributions required to be made to any SCB Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any SCB Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of SCB, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to SCB and its Subsidiaries.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to SCB’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the SCB Benefit Plans, any fiduciaries thereof with respect to their duties to the SCB Benefit Plans or the assets of any of the trusts under any of the SCB Benefit Plans.

(j) Except as set forth on Section 6.11(j) of the SCB Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual service provider of SCB or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, lapse of applicable restrictions, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of SCB or any of its Subsidiaries, (iii) accelerate the timing of or cause SCB or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any SCB Benefit Plan, or (iv) result in any limitation on the right of SCB or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any SCB Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by SCB or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) Neither SCB nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax). Except as would not reasonably be expected to result in material liability to SCB or any of its Subsidiaries, each SCB Benefit Plan required to comply with Section 409A of the Code complies in both form and operation therewith.

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(l) No SCB Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of SCB or any of its Subsidiaries who reside or work outside the United States.

(m) There are no pending or, to the knowledge of SCB, threatened material labor grievances or material unfair labor practice claims or charges against SCB or any of its Subsidiaries, or any strikes or other material labor disputes against SCB or any of its Subsidiaries. Neither SCB nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of SCB or any of its Subsidiaries and, to the knowledge of SCB, there are no organizing efforts by any union or other group seeking to represent any employees of SCB and its Subsidiaries.

(n) SCB and its Subsidiaries are in compliance in all material respects with, and since December 31, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, immigration, family and medical leave, occupational safety and health and other Laws in respect of any reduction in force (including notice, information and consultation requirements).

(o) Other than as disclosed in Section 6.11(o) of the SCB Disclosure Schedule, (i) to the knowledge of SCB, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since December 31, 2021 against any director or officer of SCB, (ii) since December 31, 2021, neither SCB nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any director or officer of SCB, and (iii) there are no proceedings currently pending or, to the knowledge of SCB, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any director or officer of SCB.

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6.12 Compliance with Applicable Law. SCB and each of its Subsidiaries hold, and have at all times since December 31, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCB, and, to the knowledge of SCB, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. SCB and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable Law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to SCB or any of its Subsidiaries, including all laws relating to Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control or the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. SCB and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by SCB and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where SCB and its Subsidiaries conduct business. The most recent regulatory rating given to SCB Bank as to compliance with the Community Reinvestment Act is “satisfactory.” To the knowledge of SCB and except as set forth in Section 6.12 of the SCB Disclosure Schedule, since the last regulatory examination of SCB Bank to Community Reinvestment Act compliance, SCB Bank has not received any complaints from consumers, community groups or similar organizations as to Community Reinvestment Act compliance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on SCB, none of SCB, or any of its Subsidiaries or, to the knowledge of SCB, any director, officer, employee, agent or other Person acting on behalf of SCB or any of its Subsidiaries has, directly or indirectly, (a) used any funds of SCB or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of SCB or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of SCB or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of SCB or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for SCB or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for SCB or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. SCB maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of SCB, SCB has not experienced any Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SCB. To the knowledge of SCB, there are no data security or other technological vulnerabilities with respect to SCB’s information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SCB. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCB: (i) BSC Bank has complied in all material respects with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) BSC Bank is not the subject of any pending or, to the knowledge of SCB, threatened investigations related to fraud in connection with participation in the Paycheck Protection Program or Paycheck Protection Program loans; (iii) SCB and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign Law; and (iv) none of SCB, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

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6.13 Certain Contracts.

(a) Except as set forth in Section 6.13(a) of the SCB Disclosure Schedule or as filed with or incorporated into any SCB Report filed prior to the date hereof, as of the date hereof, neither SCB nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral but excluding any SCB Benefit Plan): (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) which contains a provision that materially restricts the conduct on any line of business by SCB or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect); (iii) which is a collective bargaining agreement or similar agreement with any labor organization; (iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the SCB Shareholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCB; (v) (A) that relates to the incurrence of indebtedness by SCB or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) that provides for the guarantee, support, assumption or endorsement by SCB or any of its Subsidiaries of, or any similar commitment by SCB or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in the case of each of clauses (A) and (B), in the principal amount of $100,000 or more, or (C) that provides for any material indemnification or similar obligations on the part of SCB or any of its Subsidiaries; (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of SCB or its Subsidiaries, taken as a whole; (vii) which creates future payment obligations in excess of $100,000 per annum other than any such contracts which are terminable by SCB or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by SCB or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business; (viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of SCB or any of its Subsidiaries; or (ix) that relates to the acquisition or disposition of any Person, business or asset and under which SCB or its Subsidiaries have or may have a material obligation or liability. Each contract, arrangement, commitment or understanding of the type described in this Section 6.13(a) (excluding any SCB Benefit Plan), whether or not set forth in the SCB Disclosure Schedule, is referred to herein as a “SCB Contract”. SCB has made available to CBC true, correct and complete copies of each SCB Contract in effect as of the date hereof.

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(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCB, (i) each SCB Contract is valid and binding on SCB or one of its Subsidiaries, as applicable, and in full force and effect, (ii) SCB and each of its Subsidiaries has in all material respects complied with and performed all obligations required to be performed by it to date under each SCB Contract, (iii) to the knowledge of SCB, each third-party counterparty to each SCB Contract has in all material respects complied with and performed all obligations required to be performed by it to date under such SCB Contract, (iv) SCB does not have knowledge of, and has not received notice of, any violation of any SCB Contract by any of the other parties thereto, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of SCB or any of its Subsidiaries, or to the knowledge of SCB, any other party thereto, of or under any such SCB Contract.

6.14 Agreements with Regulatory Agencies. Subject to Section 10.13, neither SCB nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the SCB Disclosure Schedule, a “SCB Regulatory Agreement”), nor has SCB or any of its Subsidiaries been advised in writing, or to SCB’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such SCB Regulatory Agreement, nor does SCB believe that such SCB Regulatory Agreement is likely to be initiated, ordered or requested.

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6.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SCB, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of SCB, any of its Subsidiaries or for the account of a customer of SCB or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of SCB or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect; and (b) SCB and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to SCB’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

6.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SCB, SCB and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of SCB any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on SCB or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against SCB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB. To the knowledge of SCB, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB. SCB is not subject to any agreement, order, judgment, decree , letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCB.

6.17 Investment Securities and Commodities.

(a) Each of SCB and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the SCB Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of SCB or its Subsidiaries. Such securities and commodities are valued on the books of SCB in accordance with GAAP in all material respects.

(b) SCB and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that SCB believes are prudent and reasonable in the context of such businesses, and SCB and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, SCB has made available to CBC the material terms of such policies, practices and procedures.

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6.18 Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, (a) SCB or a Subsidiary of SCB has good and marketable title to all the real property reflected in the latest audited balance sheet included in the SCB Reports as being owned by SCB or a Subsidiary of SCB or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “SCB Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SCB Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (collectively with SCB Owned Properties, the “SCB Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of SCB, the lessor. There are no pending or, to the knowledge of SCB, threatened condemnation proceedings against SCB Real Property.

6.19 Intellectual Property. SCB and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, (a) (i) to the knowledge of SCB, the use of any Intellectual Property by SCB and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which SCB or any of its Subsidiaries acquired the right to use any Intellectual Property, and (ii) to the knowledge of SCB, no Person has asserted in writing to SCB that SCB or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such Person, (b) no Person is challenging or, to the knowledge of SCB, infringing on or otherwise violating, any right of SCB or any of its Subsidiaries with respect to any Intellectual Property owned by SCB or its Subsidiaries, and (c) neither SCB nor any Subsidiary of SCB has received any written notice of any pending claim with respect to any Intellectual Property owned by SCB or any of its Subsidiaries, and SCB and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by SCB and its Subsidiaries.

6.20 Related Party Transactions. Except as set forth in Section 6.20 of the SCB Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between SCB or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of SCB or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding SCB Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of SCB) on the other hand, of the type required to be reported in any SCB Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

6.21 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the SCB Articles or SCB Bylaws is applicable to this Agreement or the transactions contemplated hereby, including the Merger, with respect to SCB. SCB does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

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6.22 Reorganization. SCB has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger and Bank Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.23 Opinion of Financial Advisor. Prior to the execution of this Agreement, the SCB Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of MJC Partners, LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to SCB. Such opinion has not been amended or rescinded as of the date of this Agreement.

6.24 SCB Information. The information relating to SCB and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the Registration Statement, and the information relating to SCB and its Subsidiaries that is provided by SCB or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate only to CBC or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to CBC or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

6.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 6.25(a) of the SCB Disclosure Schedule, neither SCB nor any of its Subsidiaries is a party to any Loan in which SCB or any Subsidiary of SCB is a creditor which as of December 31, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 6.25(a) of the SCB Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of SCB and its Subsidiaries that, as of December 31, 2023, had an outstanding balance of $500,000 or more and were classified by SCB as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of SCB or any of its Subsidiaries that, as of December 31, 2023, is classified as OREO and the book value thereof.

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, each Loan of SCB and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of SCB and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

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(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, each outstanding Loan of SCB or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of SCB and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

6.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, SCB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of SCB reasonably has determined to be prudent and consistent with industry practice, and SCB and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of SCB and its Subsidiaries, SCB or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

6.27 Information Security. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCB, to the knowledge of SCB, since January 1, 2022, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of SCB and its Subsidiaries.

6.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by SCB in this Article VI, neither SCB nor any other Person makes any express or implied representation or warranty with respect to SCB, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and SCB hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SCB nor any other Person makes or has made any representation or warranty to CBC or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to SCB, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by SCB in this Article VI, any oral or written information presented to CBC or any of its Affiliates or representatives in the course of their due diligence investigation of SCB, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) SCB acknowledges and agrees that neither CBC nor any other Person has made or is making, and SCB has not relied upon, any express or implied representation or warranty other than those contained in Article V.

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ARTICLE VII

COVENANTS

7.01 Shareholder Approvals.

(a) Each of CBC and SCB shall call, give notice of, convene and hold a meeting of its shareholders (the “CBC Meeting” and the “SCB Meeting,” respectively) to be held as soon as reasonably practicable after the Registration Statement is declared effective, for the purpose of obtaining (a) in the case of CBC, the CBC Shareholder Approval and, in the case of SCB, the SCB Shareholder Approval required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Each of CBC and SCB shall coordinate with the other regarding the record date and meeting date for the CBC Meeting and the SCB Meeting, and each of CBC and SCB shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Such meetings may be held virtually, subject to applicable Law and the organizational documents of CBC and SCB, as applicable.

(b) Each of CBC and SCB and their respective Boards of Directors shall, unless a Recommendation Change has been made by such party and its Board of Directors in accordance with Section 7.01(c), use its reasonable best efforts to obtain from the shareholders of CBC and SCB, respectively, the CBC Shareholder Approval and the SCB Shareholder Approval, respectively, including by communicating to the respective shareholders of CBC and SCB its recommendation (and including such recommendation in the Proxy Statement/Prospectus) that the shareholders of CBC approve the principal terms of this Agreement, in the case of CBC, and that the shareholders of SCB approve the principal terms of this Agreement and the SCB Bylaw Amendment, in the case of SCB (the “CBC Board Recommendation” and the “SCB Board Recommendation,” respectively). Except as provided in Section 7.01(c), each of CBC and SCB and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the CBC Board Recommendation, in the case of CBC, or the SCB Board Recommendation, in the case of SCB, (ii) fail to make the CBC Board Recommendation, in the case of CBC, or the SCB Board Recommendation, in the case of SCB, in the Proxy Statement/Prospectus, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal, or (B) reaffirm the CBC Board Recommendation, in the case of CBC, or the SCB Board Recommendation, in the case of SCB, in each case, within ten (10) Business Days (or such fewer number of days as remains prior to the CBC Meeting or the SCB Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

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(c) Subject to Section 9.01 and Section 9.02, if the Board of Directors of CBC or SCB, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the CBC Board Recommendation or the SCB Board Recommendation, as applicable, such Board of Directors may, in the case of CBC, prior to the receipt of the CBC Shareholder Approval, and in the case of SCB, prior to the receipt of the SCB Shareholder Approval, submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by Law; provided, that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) Business Days’ prior written notice of its intention to effect such Recommendation Change and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances), and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the CBC Board Recommendation or SCB Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 7.01 and will require a new notice period as referred to in this Section 7.01. CBC or SCB shall adjourn or postpone the CBC Meeting or the SCB Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of CBC Common Stock or SCB Common Stock, as the case may be, represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting CBC or SCB, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the CBC Shareholder Approval or the SCB Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the CBC Meeting shall be convened and this Agreement shall be submitted to the shareholders of CBC at the CBC Meeting and (y) the SCB Meeting shall be convened and this Agreement shall be submitted to the shareholders of SCB at the SCB Meeting, and nothing contained herein shall be deemed to relieve either CBC or SCB of such obligation.

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7.02 Preparation of the Proxy Statement/Prospectus and Registration Statement.

(a) As soon as practicable after the date of this Agreement, SCB and CBC shall use reasonable best efforts to: (i) jointly prepare and cause to be filed with the SEC a joint proxy statement/prospectus to be sent to the SCB shareholders and the CBC shareholders relating to the SCB Meeting and the CBC Meeting (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”); and (ii) jointly prepare, and SCB shall cause to be filed with the SEC a registration statement on Form S-4 or other applicable form (together with any amendments or supplements thereto, the “Registration Statement”), which shall contain the Proxy Statement/Prospectus, in connection with the issuance of the shares of SCB Common Stock to CBC shareholders as the Merger Consideration in the Merger. Each of the parties shall prepare and furnish such information relating to it, its Subsidiaries and their respective directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and each party, and its respective legal, financial and accounting advisors, shall have the right to review in advance and comment on such Proxy Statement/Prospectus and Registration Statement prior to their filing and on any amendments or supplements thereto and any written communications with the SEC in connection therewith. Each of the parties agrees to cooperate with the other party and their counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from their respective financial advisors and independent auditors in connection with the Registration Statement and the Proxy Statement/Prospectus. Each of CBC and SCB agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof and use all reasonable best efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger. SCB also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, CBC and SCB shall promptly mail at each party’s own expense the Proxy Statement/Prospectus to all of their respective shareholders entitled thereto.

(b) Each of CBC and SCB agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto shall, at the date(s) of mailing to CBC’s and SCB’s respective shareholders and at the time(s) of the CBC Meeting and the SCB Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of CBC and SCB further agrees that if such party shall become aware prior to or subsequent to the date of effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement/Prospectus.

(c) SCB agrees to advise CBC promptly in writing after SCB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of SCB Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent SCB is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

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7.03 Regulatory Matters.

(a) Each of SCB and CBC shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the Transaction, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. SCB and CBC shall have the right to review in advance, and each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to SCB or CBC, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transaction. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Transaction and each party will keep the other apprised of the status of matters relating to completion of the Transaction. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the Transaction and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law.

(b) Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the Transaction. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require SCB or CBC or any of their respective Subsidiaries, and neither SCB nor CBC nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(c) To the extent permitted by applicable Law, each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of their respective Subsidiaries to any Governmental Entity in connection with the Transaction (including, without limitation the Registration Statement).

(d) To the extent permitted by applicable Law, SCB and CBC shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Transaction that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

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7.04 Legal Conditions to Merger. Subject in all respects to Section 7.01(c), Section 7.02, Section 7.03 and Section 7.07(a) of this Agreement, each of SCB and CBC shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by SCB or CBC or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 8.02(c) and Section 8.03(d), including by executing and delivering representations contained in certificates of officers of SCB and CBC reasonably satisfactory in form and substance to SCB’s and CBC’s respective counsel.

7.05 Public Announcements. SCB and CBC agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. In addition, SCB and CBC agree to hold a joint conference call to announce the execution and delivery of this Agreement with representatives from each party participating and presentation materials mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 7.05 or (c) to the extent made from and after the time any Recommendation Change is made in accordance with Section 7.01(c).

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7.06 Access; Information.

(a) Upon reasonable notice and subject to applicable Laws, each of SCB and CBC, for the purposes of verifying the representations and warranties of the other and preparing for the Merger, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, each of SCB and CBC shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that SCB or CBC, as the case may be, is not permitted to disclose under applicable Law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Notwithstanding anything herein to the contrary, neither SCB nor CBC nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of SCB’s or CBC’s, as the case may be, customers, jeopardize the attorney-client privilege (or protection under the work product doctrine or similar protection) of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Within seven (7) calendar days of each month end after the date of this Agreement, each party shall provide the other party with a report to include unaudited balance sheet and income statement for the prior month and a problem loan report, each as of the last day or for the prior calendar month, and such other information as the parties may reasonably agree upon.

(c) All information furnished by CBC or SCB to the other pursuant to this Section 7.06 shall be subject to the provisions of the Mutual Confidentiality Agreement, dated as of October 11, 2023, by and between SCB and CBC (the “Confidentiality Agreement”).

(d) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

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7.07 Acquisition Proposals.

(a) Except as expressly permitted by this Section 7.07, each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to notify a Person that has made, or to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 7.07), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 7.07) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the CBC Shareholder Approval, in the case of CBC, or the SCB Shareholder Approval, in the case of SCB, such party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the Person making the Acquisition Proposal if the Board of Directors of such party determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the Person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Person other than CBC or SCB, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within forty-eight (48) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the Person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the Person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof; provided, that notwithstanding anything to the contrary herein, CBC or SCB may, prior to the receipt of the CBC Shareholder Approval, in the case of CBC, or the SCB Shareholder Approval, in the case of SCB, grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to such party or its Board of Directors so long as such party promptly notifies the other party thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Board of Directors of such party determines prior to the grant of such waiver, amendment or release in good faith, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, that the failure to take such action would be reasonably expected to result in a violation of its fiduciary duties under applicable law.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

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7.08 Nasdaq Listing. SCB shall cause the shares of SCB Common Stock to be issued in the Merger to be approved for listing on Nasdaq prior to the Effective Time.

7.09 Indemnification.

(a) From and after the Effective Time, SCB and the Surviving Corporation (each an “Indemnifying Party”) shall defend, indemnify and hold harmless each Person who is a present or former director, officer and employee of CBC, CBC Bank or their Subsidiaries, as applicable, as of the Effective Time (the “Indemnified Parties”) against and pay any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted, completed, threatened or claimed prior to, at or after the Effective Time, arising in whole or in part out of, pertaining to or by reason of the fact that he or she was a director, officer, employee, fiduciary or agent of CBC or any of its Subsidiaries or is or was serving at the request of CBC or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or the Transaction, to the fullest extent to which such Indemnified Parties would be entitled under applicable Law, the CBC Articles and the CBC Bylaws or, as applicable, the CBC Bank Articles and the CBC Bank Bylaws or any agreement, arrangement or understanding which has been set forth in Section 7.09 of the CBC Disclosure Schedule, in each case as in effect on the date hereof. SCB shall also cause the Surviving Corporation to advance expenses as incurred by each such Indemnified Party in connection with any claim, action, suit, proceeding or investigation referenced in the immediately preceding sentence. Without limiting the indemnification and other rights provided in this clause (a), all rights to indemnification, advancement and all limitations on liability existing in favor of the Indemnified Parties as provided by applicable Law, the CBC Articles and the CBC Bylaws or, as applicable, the CBC Bank Articles and the CBC Bank Bylaws or in any indemnification agreement, in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by Law, and shall be honored by the Surviving Corporation and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto.

(b) The Surviving Corporation shall reasonably cooperate with the Indemnified Parties, and the Indemnified Parties shall reasonably cooperate with the Surviving Corporation, in the defense of any such claim, action, suit, proceeding or investigation.

(c) Prior to the Effective Time, CBC shall, and if CBC is unable to, SCB (and the Surviving Bank) shall as of the Effective Time obtain and fully pay for a “tail” liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the Persons currently covered by CBC’s existing policy from insurance carriers with comparable credit ratings, which may include, SCB’s existing policy if it meets the foregoing standard) covering Persons who are currently covered by such insurance for a period of six (6) years after the Effective Time; provided, however, that in no event shall CBC be permitted nor shall SCB be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 7.09(c), annualized premiums in excess of 250% of the annual premiums paid by CBC as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, SCB shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

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(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other Person, consummates any division transaction or engages in any similar transaction, then in each such case, the Surviving Corporation and any successors or assigns thereof will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 7.09.

(e) The provisions of this Section 7.09 are intended to survive the Merger and, following the Effective Time, are intended to be for the benefit of and shall be enforceable by each Indemnified Party and his or her heirs and representatives.

7.10 Benefit Plans.

(a) Unless otherwise mutually agreed by SCB and CBC prior to the Effective Time, SCB, as the Surviving Corporation, shall provide the employees of SCB, CBC and their Subsidiaries as of the Effective Time who continue to remain employed with the Surviving Corporation and its Subsidiaries (the “Continuing Employees”), during the period commencing at the Effective Time and ending on December 31 of the calendar year in which the Effective Time occurs with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such Continuing Employee immediately prior to the Effective Time; (ii) target cash incentive opportunities that are, in each case, no less favorable than those in effect for each such Continuing Employee immediately prior to the Effective Time; and (iii) employee benefits (other than severance which will be provided as set forth in the last sentence of this Section 7.10(a)) that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time; provided, that, with respect to clause (iii), if the Surviving Corporation determines to integrate the Continuing Employees into the SCB Benefit Plans or the CBC Benefit Plans, which may be done on a plan by plan basis, or to modify any existing plans or adopt new benefit plans with respect to the Continuing Employees (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by SCB Benefit Plans, on the one hand, and those covered by CBC Benefit Plans on the other, at the Effective Time) (the “New Benefit Plans”), participation in such plans (other than severance) shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the SCB Benefit Plans, the CBC Benefit Plans or the New Benefit Plans on different dates following the Effective Time with respect to different plans. In addition, during the period commencing at the Effective Time and ending on the first anniversary thereof, each Continuing Employee who is not party to an individual agreement providing for severance or termination benefits and is terminated under severance qualifying circumstances shall be provided severance benefits in accordance with Section 7.10(a) of the SCB Disclosure Schedule, subject to such employee’s execution (and non-revocation) of a release of claims. If CBC, SCB, or any of their Subsidiaries has any other severance pay plan or arrangement, then any amounts paid to an employee pursuant to that plan or arrangement shall reduce the amount that the employee will receive under this Section 7.10(a) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 7.10(a) shall be construed or interpreted to limit or modify in any way CBC’s or SCB’s or their respect Subsidiaries’ at will employment policy or provide any third party beneficiary rights to employees of CBC, SCB or any of their respective Subsidiaries. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any retirement plan or policy).

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(b) With respect to any SCB Benefit Plan, CBC Benefit Plan or New Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time, SCB, as the Surviving Corporation, and its Subsidiaries shall (i) use best efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such SCB Benefit Plan, CBC Benefit Plan or New Benefit Plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous prior SCB Benefit Plan or CBC Benefit Plan, (ii) take commercially reasonable efforts to provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under the analogous prior SCB Benefit Plan or CBC Benefit Plan that provides health care benefits, to the same extent that such credit was given under such analogous prior SCB Benefit Plan or CBC Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under such SCB Benefit Plan, CBC Benefit Plan or New Benefit Plan, subject to any insurance carrier approvals (which SCB shall use commercially reasonable efforts to obtain), and (iii) use best efforts to recognize all prior service of such employees recognized by SCB, CBC and their Subsidiaries as of the Effective Time for all purposes in any SCB Benefit Plan, CBC Benefit Plan or New Benefit Plan to the same extent that such service was taken into account under the analogous SCB Benefit Plan or CBC Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of accrual of benefits under any tax-qualified defined benefit pension plan, (C) for purposes of any benefit plan that is a Retiree Welfare Plan, a frozen plan or provides grandfathered benefits, or (D) any long-term equity or cash incentive plans.

(c) Prior to Closing, SCB and CBC shall cooperate in reviewing, evaluating and analyzing the SCB 401(k) Plan (the “SCB 401(k) Plan”) and the CBC 401(k) Plan (the “CBC 401(k) Plan”) and make a mutual determination as to which of the SCB 401(k) Plan and the CBC 401(k) Plan will continue to be maintained by the Surviving Corporation following the Effective Time (the “Continuing 401(k) Plan”) and which one will be terminated prior to Effective Time (such plan, the “Terminated 401(k) Plan”). The Board of Directors (or an appropriate committee thereof) of SCB or CBC, as applicable, shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Terminated 401(k) Plan, effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. SCB or CBC, as applicable, shall provide the other party with evidence that the Terminated 401(k) Plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by the other party) not later than two (2) days immediately preceding the Closing Date and the Continuing Employees who participated in the Terminated 401(k) Plan prior to the Effective Time shall be eligible to participate, effective as of the Effective Time, in the Continuing 401(k) Plan. SCB and CBC shall take any and all actions as may be required, including amendments to the SCB 401(k) Plan and/or the CBC 401(k) Plan, to avoid any default of outstanding participant loans that may be triggered solely by the termination of the Terminated 401(k) Plan and to permit the Continuing Employees to make rollover contributions from the Terminated 401(k) Plan to the Continuing 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), or a combination thereof in an amount equal to the full account balance distributed to such employee from the Terminated 401(k) Plan.

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(d) Prior to making any material written communications relating to the Merger or the other transactions contemplated by this Agreement to any employee of SCB or CBC or their respective Subsidiaries, each party will, and will cause its Subsidiaries to, provide the other party with a reasonable opportunity to review and comment on any such communications, which comments shall be considered in good faith. Neither party nor their respective Subsidiaries shall make any written communications to any individual employee of SCB or CBC or their respective Subsidiaries regarding the terms and conditions of employment following the Closing without the consent of the other party.

(e) Nothing in this Agreement shall confer upon any employee (including any Continuing Employee), officer, director or consultant of SCB, CBC or any of their respective Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, SCB, CBC or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, SCB, CBC or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, SCB, CBC or any of their respective Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any SCB Benefit Plan, CBC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular SCB Benefit Plan, CBC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 10.08, and for the avoidance of doubt, except as provided in Section 7.09 and Section 10.08, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including, any current or former employee, officer, director or consultant of SCB, CBC or any of their respective Subsidiaries or Affiliates or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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7.11 Corporate Governance.

(a) SCB Bylaw Amendment; Board of Directors; Officers.

(i) Prior to the Effective Time, and subject to the receipt of the SCB Shareholder Approval, SCB shall amend the SCB Bylaws in accordance with the SCB Bylaw Amendment.

(ii) Effective as of the Effective Time, (A) the number of directors that will comprise the full Board of Directors of each of the Surviving Corporation and BSC Bank (and, as of the effective time of the Bank Merger, that will comprise the full Board of Directors of the Surviving Bank), shall each be twelve (12), and (B) of the members of each such board of directors, six (6) shall be members of the SCB Board or senior management of SCB as of immediately prior to the Effective Time, designated by SCB (which shall include Mr. David I. Rainer), and six (6) shall be members of the CBC Board or senior management of CBC as of immediately prior to the Effective Time, designated by CBC (which shall include Mr. Steven E. Shelton).

(iii) Effective as of the Effective Time, (A) Mr. David I. Rainer shall serve as the Executive Chairman of the Board of Directors of the Surviving Corporation and of the Surviving Bank, (B) Mr. Steven E. Shelton shall serve as the Chief Executive Officer of the Surviving Corporation and of the Surviving Bank, (C) Mr. Thomas A. Sa shall serve as the Chief Operating Officer of the Surviving Corporation and of the Surviving Bank, (D) Mr. Richard Hernandez shall serve as the President of the Surviving Corporation and of the Surviving Bank, and (E) Mr. Thomas G. Dolan shall serve as the Chief Financial Officer of the Surviving Corporation and Chief Strategy Officer of the Surviving Bank.

(b) Name Change. SCB and CBC agree to select a name for the Surviving Corporation and the Surviving Bank mutually acceptable to SCB and CBC as soon as reasonably practicable after the date of this Agreement and by no later than the fifth (5th) Business Day next preceding the date the Proxy Statement/Prospectus is first mailed in definitive form to the parties’ respective shareholders. Once the names have been selected pursuant to this Section 7.11(b), SCB shall, and shall cause BSC Bank to, take all actions necessary, including by adopting, and causing SCB Bank to adopt, an amendment to the Articles of Incorporation of SCB and BSC Bank, respectively, to provide that, effective as of the Effective Time, each of the names of the Surviving Corporation and Surviving Bank shall be changed to a name mutually acceptable to SCB and CBC.

7.12 Notification of Certain Matters. SCB and CBC shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a breach of any of its representations, warranties, obligations, covenants or agreements contained herein in any material respect that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VIII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 7.12 or the failure of any condition set forth in Section 8.02 or Section 8.03 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 8.02 or Section 8.03 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 7.12 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

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7.13 Antitakeover Statutes. Each of SCB and CBC and their respective Boards of Directors shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the Transaction, take all action reasonably necessary to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transaction.

7.14 Consents. CBC shall, and shall cause its Subsidiaries to, use their reasonable best efforts to obtain all consents, approvals, waivers, non-objections and to deliver any notices required pursuant to the terms of the CBC Contracts as a result of the Transaction.

7.15 Exemption from Liability Under Section 16(b). Each of the CBC Board and the SCB Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt the conversion of shares of CBC Common Stock and CBC Equity Awards into shares of SCB Common Stock and SCB Equity Awards pursuant to the terms of this Agreement by officers and directors of CBC subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of CBC who may become an officer or director of SCB subject to the reporting requirements of Section 16(a) of the Exchange Act. CBC shall deliver to SCB in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of CBC subject to the reporting requirements of Section 16(a) of the Exchange Act (the “CBC Insiders”), and the Board of Directors of SCB and of CBC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of CBC) any dispositions of CBC Common Stock or CBC Equity Awards by the CBC Insiders, and (in the case of SCB) any acquisitions of SCB Common Stock or SCB Equity Awards by any CBC Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

7.16 Shareholder Litigation and Protests. Each party shall give the other party prompt notice of any shareholder litigation or community-based protests against such party or its directors or officers relating to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated hereby and shall keep the other party fully informed regarding any such shareholder litigation or protests, including providing non-privileged and reasonably requested documentation. Each party shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such litigation or protests. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation or protests, and will in good faith take such comments into account. No party shall agree to settle any such litigation or protests without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Corporation or any of its Affiliates.

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7.17 Change of Method. CBC and SCB shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of CBC and SCB (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or, subject to any adjustment thereto made pursuant to the provisions of this Agreement, the number of shares of SCB Common Stock received by holders of CBC Common Stock in exchange for each share of CBC Common Stock, (ii) adversely affect the Tax treatment of CBC’s shareholders or SCB’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of CBC or SCB pursuant to this Agreement, or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 10.02.

7.18 Tax Treatment. The Merger contemplated by this Agreement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368(a) of the Code. Until the Closing, each party to this Agreement shall use its reasonable best efforts to cause the Merger to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Each of CBC and SCB agrees to prepare and file all U.S. federal income Tax Returns in accordance with this Section 7.18 and shall not take any position inconsistent herewith in the course of any audit, litigation, or other proceeding with respect to U.S. federal income Taxes; provided that nothing contained herein shall prevent CBC or SCB from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of such treatment, and neither CBC nor SCB shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging such treatment.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Closing of each of the following conditions:

(a) Shareholder Approvals. (i) SCB shall have obtained the SCB Shareholder Approval, and (ii) CBC shall have obtained the CBC Shareholder Approval.

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(b) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approvals shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect and prohibits or makes illegal the consummation of the Transaction.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(e) Listing. The shares of SCB Common Stock to be issued to the CBC shareholders as the Merger Consideration shall have been approved for listing on Nasdaq.

8.02 Conditions to Obligation of CBC. The obligation of CBC to consummate the Merger is also subject to the fulfillment or written waiver by CBC prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of SCB set forth in Section 6.02(a) and Section 6.08(a) (in each case, after giving effect to the lead-in to Article VI) shall be true and correct (other than, in the case of Section 6.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of SCB set forth in Section 6.01(a), Section 6.01(b) (with respect to Significant Subsidiaries only), Section 6.02(b) (with respect to Significant Subsidiaries only), Section 6.03(a) and Section 6.07 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article VI) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of SCB set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article VI) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on SCB. CBC shall have received a certificate dated as of the Closing Date signed on behalf of SCB by the Chief Executive Officer and the Chief Financial Officer of SCB to the foregoing effect.

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(b) Performance of Obligations of SCB. SCB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CBC shall have received a certificate, dated as of the Closing Date, signed on behalf of SCB by the Chief Executive Officer and the Chief Financial Officer of SCB to such effect.

(c) Tax Opinion. CBC shall have received the opinion of Sheppard, Mullin, Richter & Hampton LLP, counsel to CBC, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, counsel may require and rely upon representations contained in letters from each of CBC and SCB.

8.03 Conditions to Obligation of SCB. The obligation of SCB to consummate the Merger is also subject to the fulfillment or written waiver by SCB prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of CBC set forth in Section 5.02(a) and Section 5.08(a) (in each case after giving effect to the lead-in to Article V) shall be true and correct (other than, in the case of Section 5.02(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of CBC set forth in Section 5.01(a), Section 5.01(b) (with respect to Significant Subsidiaries only), Section 5.02(b) (with respect to Significant Subsidiaries only), Section 5.03(a) and Section 5.07 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article V) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of CBC set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article V) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CBC or the Surviving Corporation. SCB shall have received a certificate dated as of the Closing Date signed on behalf of CBC by the Chief Executive Officer and the Chief Financial Officer of CBC to the foregoing effect.

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(b) Performance of Obligations of CBC. CBC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and SCB shall have received a certificate, dated as of the Closing Date, signed on behalf of CBC by the Chief Executive Officer and the Chief Financial Officer of CBC to such effect.

(c) Tax Opinion. SCB shall have received the opinion of Katten Muchin Rosenman LLP, counsel to SCB, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, counsel may require and rely upon representations contained in letters from each of CBC and SCB.

ARTICLE IX

TERMINATION

9.01 Termination. This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Effective Time:

(a) Mutual Consent. By the mutual written consent of SCB and CBC.

(b) Breach. Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained herein, by SCB or CBC in the event of a breach by the other party of any representation, warranty, covenant or agreement contained herein, which breach (i) cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach (or such shorter period as remaining prior to the End Date) and (ii) would entitle the non-breaching party not to consummate the Transaction contemplated hereby under Section 8.02(a) or Section 8.02(b) or Section 8.03(a) or Section 8.03(b), as the case may be.

(c) Delay. By SCB or CBC in the event the Merger is not consummated on or before the one year anniversary of the date of this Agreement (the “End Date”), except to the extent that the failure of the Merger to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 9.01(c) to perform or observe the obligations, covenants and agreements of such party set forth in this Agreement.

(d) No Regulatory Approval. By SCB or CBC if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.01(d) if such failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party under this Agreement.

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(e) SCB Recommendation Change. By CBC prior to such time as the SCB Shareholder Approval is obtained, if (i) SCB or the SCB Board shall have made a Recommendation Change or (ii) SCB or the SCB Board shall have breached its obligations under Section 7.01 or Section 7.07 in any material respect.

(f) CBC Recommendation Change. By SCB prior to such time as the CBC Shareholder Approval is obtained, if (i) CBC or the CBC Board shall have made a Recommendation Change or (ii) CBC or the CBC Board shall have breached its obligations under Section 7.01 or Section 7.07 in any material respect.

9.02 Effect of Termination.

(a) In the event of termination of this Agreement by either SCB or CBC as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and none of SCB, CBC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) this Section 9.02, Section 7.05, Section 7.06(b), and Article X shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary, neither SCB nor CBC shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement. The term “willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CBC or shall have been made directly to the shareholders of CBC generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the CBC Meeting) an Acquisition Proposal, in each case with respect to CBC and (A) (x) thereafter this Agreement is terminated by either SCB or CBC pursuant to Section 9.01(c) without the CBC Shareholder Approval having been obtained (and all other conditions set forth in Section 8.01 and Section 8.02 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by SCB pursuant to Section 9.01(b) as a result of a willful and material breach by CBC, and (B) prior to the date that is twelve (12) months after the date of such termination, CBC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CBC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay SCB, by wire transfer of same day funds, a fee equal to $9,300,000 (the “Termination Fee”); provided, that for purposes of this Section 9.02(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

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(ii) In the event that this Agreement is terminated by SCB pursuant to Section 9.01(f), then CBC shall pay SCB, by wire transfer of same day funds, the Termination Fee within two (2) Business Days of the date of termination.

(c)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of SCB or shall have been made directly to the shareholders of SCB generally or any Person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the SCB Meeting) an Acquisition Proposal, in each case with respect to SCB, and (A) (x) thereafter this Agreement is terminated by either SCB or CBC pursuant to Section 9.01(c) without the SCB Shareholder Approval having been obtained (and all other conditions set forth in Section 8.01 and Section 8.03 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by CBC pursuant to Section 9.01(b) as a result of a willful and material breach by SCB, and (B) prior to the date that is twelve (12) months after the date of such termination, SCB enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then SCB shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CBC, by wire transfer of same day funds, the Termination Fee, provided, that for purposes of this Section 9.02(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by CBC pursuant to Section 9.01(e), then SCB shall pay CBC, by wire transfer of same day funds, the Termination Fee within two (2) Business Days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of SCB and CBC acknowledges that the agreements contained in this Section 9.02 are an integral part of the Transaction contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if SCB or CBC, as the case may be, fails promptly to pay the amount due pursuant to this Section 9.02, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if SCB or CBC, as the case may be, fails to pay the amounts payable pursuant to this Section 9.02, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

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ARTICLE X

MISCELLANEOUS

10.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Section 7.05, Section 7.06(b), Section 9.02 and this Article X, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its Affiliates of any defense at Law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

10.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, provided that after the approval of the principal terms of this Agreement by the CBC shareholders, no amendment shall be made which by law requires further approval by the shareholders of CBC without obtaining such approval, provided further that after the approval of the principal terms of this Agreement by the SCB shareholders, no amendment shall be made which by law requires further approval by the shareholders of SCB without obtaining such approval. For purposes of clarification, an amendment of any date in Section 9.01(c) shall not require further approval by any shareholders and if such amendment were deemed by law to require further approval by the shareholders of CBC or SCB, the approval of the principal terms of this Agreement by such shareholders will be deemed to have granted CBC or SCB, as the case may be, the authority to amend such dates without such further approval. For the avoidance of doubt, at or prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in this Agreement.

10.03 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be deemed to constitute one and the same original agreement.

10.04 Governing Law and Venue. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of California, without regard to the conflict of law principles thereof. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the courts of the State of California and the federal courts of the United States of America located in the State of California, and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of such courts, (ii) waives any objection to laying venue in any such action or proceeding in such courts, (iii) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 10.07 or in such other manner as may be permitted by Law.

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10.05 Waiver of Jury Trial. The parties acknowledge and agree that any controversy which may arise under this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, is likely to involve complicated and difficult issues and, therefore, to the extent permitted under applicable Law, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement and the other documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. The parties certify and acknowledge that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.05.

10.06 Expenses. Except as provided in Section 9.02(e), each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel; provided that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s fraud or willful breach of any provision of this Agreement.

10.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) or delivered by an overnight courier (with confirmation) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to CBC to:

California BanCorp

1300 Clay Street, Suite 500

Oakland, CA 94612

Attention: Steven E. Shelton

Email: seshelton@bankcbc.com

With a copy to:

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 10th Floor

Costa Mesa, CA 92626

Attention: Joshua A. Dean

Email: jdean@sheppardmullin.com

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If to SCB to:

Southern California Bancorp

355 S. Grand Avenue, Suite 1200

Los Angeles, CA 90071

Attention: Manisha Merchant, General Counsel

Email: mmerchant@banksocal.com

With a copy to:

Stuart | Moore | Staub

641 Higuera Street, Suite 302

San Luis Obispo, CA 93401

Attention: Kenneth E. Moore

Email: ken@stuartmoorelaw.com

10.08 Entire Understanding; Limited Third Party Beneficiaries. This Agreement, the Bank Merger Agreement, the Voting Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement, the Agreement of Merger, the Bank Merger Agreement, the Voting Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except (a) for the Indemnified Parties’ rights with respect to Section 7.09, which are expressly intended to be for benefit of each Indemnified Party, and (b) the right of holders of CBC Common Stock to receive the Merger Consideration and the right of the holders of the CBC Equity Awards to receive the consideration to be provided in exchange therefor under Section 3.07 if the Merger is consummated, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.09 Severability. Except to the extent that application of this Section 10.09 would have a Material Adverse Effect on CBC or SCB, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

10.10 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

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10.11 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall be deemed to mean the day and year first above written. As used in this Agreement, the “knowledge” of CBC means the actual knowledge of any of the officers of CBC listed on Section 10.11 of the CBC Disclosure Schedule, and the “knowledge” of SCB means the actual knowledge of any of the officers of SCB listed on Section 10.11 of the SCB Disclosure Schedule. As used in this Agreement, the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., Pacific time, on the date hereof, (b) included in the virtual data room of a party by 5:00 p.m., Pacific time, on the date hereof, or (c) filed or furnished by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof, and (ii) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The CBC Disclosure Schedule and the SCB Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained in this Agreement shall require any party or person to take any action in violation of applicable law.

10.12 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.13 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.

10.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

SOUTHERN CALIFORNIA BANCORP

By:	/s/ David I. Rainer
Name:	David I. Rainer
Title:	Chief Executive Officer

CALIFORNIA BANCORP

By:	/s/ Steven E. Shelton
Name:	Steven E. Shelton
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

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EXHIBIT A

Form of CBC Voting Agreement

VOTING AGREEMENT, dated as of January [●], 2024 (this “Agreement”), by and among Southern California Bancorp, a California corporation (“SCB”), California BanCorp, a California corporation (“CBC”), and the undersigned shareholder of CBC (“Shareholder”).

WHEREAS, SCB and CBC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (including all annexes, exhibits and schedules thereto, and as it may be amended, the “Merger Agreement”), pursuant to which CBC will merge with and into SCB on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, each share of CBC Common Stock (other than Excluded Shares) issued and outstanding shall be converted into, and shall be cancelled in exchange for the right to receive shares of SCB Common Stock in the manner set forth therein. Unless otherwise indicated, capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

WHEREAS, immediately following the Merger, California Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of CBC, will merge with and into Bank of Southern California, N.A., a national banking association and wholly-owned subsidiary of SCB.

WHEREAS, Shareholder owns the shares of CBC Common Stock identified on the signature page hereto (such shares, together with all shares of capital stock, if any, subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”).

WHEREAS, in order to induce CBC and SCB to enter into the Merger Agreement and consummate the Merger, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Agreement to Vote Shares. At every meeting of the shareholders of CBC called, and at every postponement, recess, adjournment or continuation thereof, and on every action, consent or approval (including by written consent) of the shareholders of CBC, Shareholder agrees to vote, or cause to be voted, or give consent with respect to, all of the Shares (a) in favor of (i) approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) any other matter that is required to be approved by the shareholders of CBC to facilitate the transactions contemplated by the Merger Agreement; (b) against (i) any proposal made in opposition to approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or in competition with the Merger or the transactions contemplated by the Merger Agreement, (ii) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of CBC under the Merger Agreement or Shareholder under this Agreement, (iii) any Acquisition Proposal, and (iv) any proposal, transaction, agreement, amendment of the CBC Articles or CBC Bylaws or other action, in each case which could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the fulfillment of the conditions under the Merger Agreement; and (c) as reasonably directed by SCB with respect to any postponement, recess, adjournment, continuation or other procedural matter at any meeting of the shareholders of CBC relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

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2. Transfer of Shares.

(a) Prohibition on Transfers of Shares; Other Actions. Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, except with the prior written approval of CBC and SCB, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, over which Shareholder has sole dispositive power (or any interest therein), and Shareholder will use reasonable best efforts to not permit the transfer, pledge, encumbrance, distribution by gift or donation, or disposal of any of the Shares pursuant to which Shareholder has shared dispositive power (or any interest therein), whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, except for charitable gifts or donations where the recipient enters into a voting agreement binding the recipient to vote its shares in the manner provided in Section 1 hereof, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder’s power, authority and ability to comply with and perform Shareholder’s covenants and obligations under this Agreement, provided however, that this Agreement shall not prohibit Shareholder from (x) disposing of or surrendering to CBC shares underlying any equity award issued by CBC in connection with the vesting or exercise of such equity award for the payment of taxes thereon, if any, or (y) transferring and delivering Shares to any member of Shareholder’s immediate family, to a trust for the benefit of Shareholder, to Shareholder’s spouse, ancestors or descendants or other transfers solely for estate planning purposes, or upon the death of Shareholder; provided that such a transfer shall only be permitted if, as a precondition to such transfer, the transferee enters into a voting agreement binding the recipient to vote its shares in the manner provided in Section 1 hereof. Once the CBC Shareholder Approval has been obtained, the prohibitions provided for in this Section 2 shall no longer apply to Shareholder.

(b) Transfer of Voting Rights. Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not deposit any Shares in a voting trust or, other than this Agreement, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

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3. Representations and Warranties of Shareholder. Shareholder represents and warrants to CBC and SCB that the following statements are true and correct and not misleading:

(a) Capacity. Shareholder has all requisite capacity and authority to enter into and perform Shareholder’s obligations under this Agreement.

(b) Binding Agreement. This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject.

(d) Ownership. Except as otherwise described in Appendix A or in connection with a charitable gift or donation or other transaction permitted under Section 2(a) hereof, the Shares are, and through the term of this Agreement will be, owned beneficially and of record solely by Shareholder. Shareholder has good and marketable title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance. As of the date hereof, Shareholder is the beneficial and record owner of the number of shares of CBC Common Stock set forth on the signature page hereto. Except as otherwise described in Appendix A, Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition, and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by Shareholder during the term of this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

(e) Consents and Approvals. Shareholder has taken all actions necessary to approve the actions contemplated by this Agreement. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than with respect to any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity expressly contemplated in the Merger Agreement.

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(f) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4. No Solicitation. Shareholder agrees not to, directly or indirectly, (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than SCB) any information or data with respect to CBC or any of its Subsidiaries or otherwise in furtherance of an Acquisition Proposal, or (c) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal.

5. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to CBC and SCB if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, CBC and SCB will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy of CBC and SCB for any such failure and will not oppose the granting of such relief on the basis that CBC and SCB may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with CBC or SCB seeking or obtaining such equitable relief.

6. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof and terminate at the Effective Time. In the event the Merger is not consummated and the Merger Agreement is terminated in accordance with its terms (other than as a result of a breach of this Agreement), this Agreement shall be null and void.

7. Stop Transfer Order. In furtherance of this Agreement, Shareholder hereby authorizes and instructs CBC to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8. Irrevocable Proxy. Shareholder hereby appoints CBC and any designee of CBC, and each of them individually, until termination of this Agreement pursuant to Section 6 hereof, Shareholder’s proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 1 hereof. This proxy and power of attorney is given solely to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

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9. Confidentiality. Shareholder agrees to hold any and all material non-public information regarding this Agreement, the Merger and the Merger Agreement in strict confidence, and not to divulge any material non-public information regarding this Agreement, the Merger or the Merger Agreement to any third person, until such time as the Merger has been publicly announced by CBC and SCB, at which time Shareholder may only divulge such information as has been publicly disclosed by CBC and SCB. Shareholder hereby authorizes CBC and SCB to publish and disclose in any announcement or disclosure in connection with the Merger Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

10. Capacity as Shareholder. Shareholder is entering into this Agreement in Shareholder’s capacity as the record or beneficial owner of the Shares, and not in Shareholder’s capacity as a director or officer, as applicable, of CBC or any of its Subsidiaries. Nothing in this Agreement (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit or restrict Shareholder from exercising fiduciary duties as an officer or director to CBC or its shareholders.

11. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which the prevailing party is entitled.

13. Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

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14. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by electronic mail and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to SCB:

Southern California Bancorp
12265 El Camino Real, Suite 210
San Diego, CA 92130
Attention: Manisha Merchant, General Counsel
Email: mmerchant@banksocal.com

With a copy to:

Stuart | Moore | Staub
641 Higuera Street, Suite 302
San Luis Obispo, CA 93401
Attention: Kenneth E. Moore
Email: ken@stuartmoorelaw.com

If to CBC:

California BanCorp
1300 Clay Street, Suite 500
Oakland, CA 94612
Attention: Steven E. Shelton

Email: seshelton@bankcbc.com

With a copy to:

Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 10th Floor
Costa Mesa, CA 92626
Attention: Joshua A. Dean
Email: jdean@sheppardmullin.com

If to Shareholder, at the address of Shareholder appearing on the signature page of this Agreement.

15. Assignment; Binding Effect. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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16. Governing Law; Jurisdiction. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. Any dispute arising under or relating to this Agreement will be litigated in the state or federal courts located in California and the parties hereby consent to the exclusive jurisdiction of such courts.

17. Independent Review and Advice. Shareholder represents and warrants that Shareholder has carefully read this Agreement; that Shareholder executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences thereof, and any and all rights which any party may have with respect to the other parties; that Shareholder has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and with respect to the rights and asserted rights arising out of such matters, and that Shareholder is entering into this Agreement of Shareholder’s own free will. Shareholder expressly agrees that there are no expectations contrary to this Agreement and no usage of trade or regular practice in the industry shall be used to modify this Agreement. The parties agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

18. Headings. The descriptive headings of the sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

19. Execution and Counterparts. This Agreement may be signed in counterparts, each of which will be considered an original and all such counterparts will be considered and constitute one and the same Agreement. This Agreement, as executed, may be delivered by facsimile transmission, by electronic mail, or by other electronic transmission, and may be transmitted in portable document format (.pdf) or other electronic or facsimile format. Each such executed facsimile, .pdf, or other electronic record shall be considered an original executed counterpart for purposes of this Agreement. Each party to this Agreement (i) agrees that it will be bound by its own Electronic Signature (as such term is defined immediately below), (ii) accepts the Electronic Signature of each other party to this Agreement, and (iii) agrees that such Electronic Signatures shall be the legal equivalent of manual signatures. The term “Electronic Signature” means (a) the signing party’s manual signature on a signature page, converted by the signing party to facsimile or digital form (such as a .pdf file) and received from the signing party’s customary email address, customary facsimile number, or other mutually agreed-upon authenticated source; or (b) the signing party’s digital signature executed using a mutually agreed-upon digital signature service provider and digital signature process.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SOUTHERN CALIFORNIA BANCORP

By:
Name:	David I. Rainer
Title:	Chief Executive Officer

CALIFORNIA BANCORP

By:
Name:	Steven E. Shelton
Title:	Chief Executive Officer

SHAREHOLDER

Name:	Number of Shares Owned
Address:

Signature Page to Voting Agreement

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Appendix A

Exceptions to Representations:

☐ Check the box if the following statement is applicable: Shareholder is the joint beneficial owner of the Shares, together with Shareholder’s spouse.

☐ Check the box if the following statement is applicable: Shareholder has joint voting power over the Shares, together with Shareholder’s spouse.

Other exceptions:

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EXHIBIT B

Form of SCB Voting Agreement

VOTING AGREEMENT, dated as of January [●], 2024 (this “Agreement”), by and among Southern California Bancorp, a California corporation (“SCB”), California BanCorp, a California corporation (“CBC”), and the undersigned shareholder of SCB (“Shareholder”).

WHEREAS, SCB and CBC are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (including all annexes, exhibits and schedules thereto, and as it may be amended, the “Merger Agreement”), pursuant to which CBC will merge with and into SCB on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, each share of CBC Common Stock (other than Excluded Shares) issued and outstanding shall be converted into, and shall be cancelled in exchange for the right to receive shares of SCB Common Stock in the manner set forth therein. Unless otherwise indicated, capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

WHEREAS, immediately following the Merger, California Bank of Commerce, a California state-chartered bank and wholly-owned subsidiary of CBC, will merge with and into Bank of Southern California, N.A., a national banking association and wholly-owned subsidiary of SCB.

WHEREAS, Shareholder owns the shares of SCB Common Stock identified on the signature page hereto (such shares, together with all shares of capital stock, if any, subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”).

WHEREAS, in order to induce CBC and SCB to enter into the Merger Agreement and consummate the Merger, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Agreement to Vote Shares. At every meeting of the shareholders of SCB called, and at every postponement, recess, adjournment or continuation thereof, and on every action, consent or approval (including by written consent) of the shareholders of SCB, Shareholder agrees to vote, or cause to be voted, or give consent with respect to, all of the Shares (a) in favor of (i) approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (ii) approval of the issuance of shares of SCB Common Stock in connection with the Merger, (iii) approval of the SCB Bylaw Amendment, and (iv) any other matter that is required to be approved by the shareholders of SCB to facilitate the transactions contemplated by the Merger Agreement; (b) against (i) any proposal made in opposition to approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or in competition with the Merger or the transactions contemplated by the Merger Agreement, (ii) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or other obligation or agreement of SCB under the Merger Agreement or Shareholder under this Agreement, (iii) any Acquisition Proposal, and (iv) any proposal, transaction, agreement, amendment of the SCB Articles or SCB Bylaws or other action, in each case which could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the fulfillment of the conditions under the Merger Agreement; and (c) as reasonably directed by SCB with respect to any postponement, recess, adjournment, continuation or other procedural matter at any meeting of the shareholders of SCB relating to any of the matters set forth in the foregoing clauses (a) or (b). Any such vote shall be cast (or consent shall be given) by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

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2. Transfer of Shares.

(a) Prohibition on Transfers of Shares; Other Actions. Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, except with the prior written approval of CBC and SCB, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, over which Shareholder has sole dispositive power (or any interest therein), and Shareholder will use reasonable best efforts to not permit the transfer, pledge, encumbrance, distribution by gift or donation, or disposal of any of the Shares pursuant to which Shareholder has shared dispositive power (or any interest therein), whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, except for charitable gifts or donations where the recipient enters into a voting agreement binding the recipient to vote its shares in the manner provided in Section 1 hereof, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder’s power, authority and ability to comply with and perform Shareholder’s covenants and obligations under this Agreement, provided however, that this Agreement shall not prohibit Shareholder from (x) disposing of or surrendering to SCB shares underlying any equity award issued by SCB in connection with the vesting or exercise of such equity award for the payment of taxes thereon, if any, or (y) transferring and delivering Shares to any member of Shareholder’s immediate family, to a trust for the benefit of Shareholder, to Shareholder’s spouse, ancestors or descendants or other transfers solely for estate planning purposes, or upon the death of Shareholder; provided that such a transfer shall only be permitted if, as a precondition to such transfer, the transferee enters into a voting agreement binding the recipient to vote its shares in the manner provided in Section 1 hereof. Once the SCB Shareholder Approval has been obtained, the prohibitions provided for in this Section 2 shall no longer apply to Shareholder.

(b) Transfer of Voting Rights. Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not deposit any Shares in a voting trust or, other than this Agreement, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

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3. Representations and Warranties of Shareholder. Shareholder represents and warrants to CBC and SCB that the following statements are true and correct and not misleading:

(a) Capacity. Shareholder has all requisite capacity and authority to enter into and perform Shareholder’s obligations under this Agreement.

(b) Binding Agreement. This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject.

(d) Ownership. Except as otherwise described in Appendix A or in connection with a charitable gift or donation or other transaction permitted under Section 2(a) hereof, the Shares are, and through the term of this Agreement will be, owned beneficially and of record solely by Shareholder. Shareholder has good and marketable title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance. As of the date hereof, Shareholder is the beneficial and record owner of the number of shares of SCB Common Stock set forth on the signature page hereto. Except as otherwise described in Appendix A, Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition, and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by Shareholder during the term of this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

(e) Consents and Approvals. Shareholder has taken all actions necessary to approve the actions contemplated by this Agreement. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of Shareholder’s obligations under this Agreement and the consummation by Shareholder of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, other than with respect to any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity expressly contemplated in the Merger Agreement.

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(f) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4. No Solicitation. Shareholder agrees not to, directly or indirectly, (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CBC) any information or data with respect to SCB or any of its Subsidiaries or otherwise in furtherance of an Acquisition Proposal, or (c) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal.

5. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to CBC and SCB if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, CBC and SCB will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy of CBC and SCB for any such failure and will not oppose the granting of such relief on the basis that CBC and SCB may have an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with CBC or SCB seeking or obtaining such equitable relief.

6. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof and terminate at the Effective Time. In the event the Merger is not consummated and the Merger Agreement is terminated in accordance with its terms (other than as a result of a breach of this Agreement), this Agreement shall be null and void.

7. Stop Transfer Order. In furtherance of this Agreement, Shareholder hereby authorizes and instructs SCB to enter a stop transfer order with respect to all of the Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8. Irrevocable Proxy. Shareholder hereby appoints SCB and any designee of SCB, and each of them individually, until termination of this Agreement pursuant to Section 6 hereof, Shareholder’s proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 1 hereof. This proxy and power of attorney is given solely to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

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9. Confidentiality. Shareholder agrees to hold any and all material non-public information regarding this Agreement, the Merger and the Merger Agreement in strict confidence, and not to divulge any material non-public information regarding this Agreement, the Merger or the Merger Agreement to any third person, until such time as the Merger has been publicly announced by CBC and SCB, at which time Shareholder may only divulge such information as has been publicly disclosed by CBC and SCB. Shareholder hereby authorizes CBC and SCB to publish and disclose in any announcement or disclosure in connection with the Merger Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

10. Capacity as Shareholder. Shareholder is entering into this Agreement in Shareholder’s capacity as the record or beneficial owner of the Shares, and not in Shareholder’s capacity as a director or officer, as applicable, of SCB or any of its Subsidiaries. Nothing in this Agreement (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (b) will be construed to prohibit, limit or restrict Shareholder from exercising fiduciary duties as an officer or director to SCB or its shareholders.

11. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

12. Attorneys’ Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which the prevailing party is entitled.

13. Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

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14. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by electronic mail and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to SCB:

Southern California Bancorp
12265 El Camino Real, Suite 210
San Diego, CA 92130
Attention: Manisha Merchant, General Counsel
Email: mmerchant@banksocal.com

With a copy to:

Stuart | Moore | Staub
641 Higuera Street, Suite 302
San Luis Obispo, CA 93401
Attention: Kenneth E. Moore
Email: ken@stuartmoorelaw.com

If to CBC:

California BanCorp
1300 Clay Street, Suite 500
Oakland, CA 94612
Attention: Steven E. Shelton

Email: seshelton@bankcbc.com

With a copy to:

Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 10th Floor
Costa Mesa, CA 92626
Attention: Joshua A. Dean
Email: jdean@sheppardmullin.com

If to Shareholder, at the address of Shareholder appearing on the signature page of this Agreement.

15. Assignment; Binding Effect. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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16. Governing Law; Jurisdiction. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and entirely to be performed within such state, without regard to any applicable conflicts of law principles that would require the application of the laws of any other jurisdiction. Any dispute arising under or relating to this Agreement will be litigated in the state or federal courts located in California and the parties hereby consent to the exclusive jurisdiction of such courts.

17. Independent Review and Advice. Shareholder represents and warrants that Shareholder has carefully read this Agreement; that Shareholder executes this Agreement with full knowledge of the contents of this Agreement, the legal consequences thereof, and any and all rights which any party may have with respect to the other parties; that Shareholder has had the opportunity to receive independent legal advice with respect to the matters set forth in this Agreement and with respect to the rights and asserted rights arising out of such matters, and that Shareholder is entering into this Agreement of Shareholder’s own free will. Shareholder expressly agrees that there are no expectations contrary to this Agreement and no usage of trade or regular practice in the industry shall be used to modify this Agreement. The parties agree that this Agreement shall not be construed for or against either party in any interpretation thereof.

18. Headings. The descriptive headings of the sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

19. Execution and Counterparts. This Agreement may be signed in counterparts, each of which will be considered an original and all such counterparts will be considered and constitute one and the same Agreement. This Agreement, as executed, may be delivered by facsimile transmission, by electronic mail, or by other electronic transmission, and may be transmitted in portable document format (.pdf) or other electronic or facsimile format. Each such executed facsimile, .pdf, or other electronic record shall be considered an original executed counterpart for purposes of this Agreement. Each party to this Agreement (i) agrees that it will be bound by its own Electronic Signature (as such term is defined immediately below), (ii) accepts the Electronic Signature of each other party to this Agreement, and (iii) agrees that such Electronic Signatures shall be the legal equivalent of manual signatures. The term “Electronic Signature” means (a) the signing party’s manual signature on a signature page, converted by the signing party to facsimile or digital form (such as a .pdf file) and received from the signing party’s customary email address, customary facsimile number, or other mutually agreed-upon authenticated source; or (b) the signing party’s digital signature executed using a mutually agreed-upon digital signature service provider and digital signature process.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SOUTHERN CALIFORNIA BANCORP

By:
Name:	David I. Rainer
Title:	Chief Executive Officer

CALIFORNIA BANCORP

By:
Name:	Steven E. Shelton
Title:	Chief Executive Officer

SHAREHOLDER

Name:	Number of Shares Owned
Address:

Signature Page to Voting Agreement

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Appendix A

Exceptions to Representations:

☐ Check the box if the following statement is applicable: Shareholder is the joint beneficial owner of the Shares, together with Shareholder’s spouse.

☐ Check the box if the following statement is applicable: Shareholder has joint voting power over the Shares, together with Shareholder’s spouse.

Other exceptions:

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EXHIBIT C

CERTIFICATE OF AMENDMENT

OF

BYLAWS

OF

SOUTHERN CALIFORNIA BANCORP

Manisha K. Merchant certifies that:

1. She is the Secretary of Southern California Bancorp (the “Company”).

2. Article III, Section 2 of the Bylaws of the Company, Number of Directors, is amended and restated in its entirety to read as follows:

“Section 2. Number of Directors. The authorized number of directors shall be not less than seven (7) nor more than thirteen (13). The exact number of authorized directors shall be fixed, within the limits specified above, by a resolution amending such exact number, duly adopted by the board of directors or by the shareholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”

3. The foregoing amendment of the Company’s Bylaws has been duly approved by the Board of Directors of the Company at a meeting held on [●], 2024.

4. The foregoing amendment of the Company’s Bylaws has been duly approved by the outstanding shares of the Company’s common stock at a meeting held on [●], 2024.

The undersigned declares under penalty of perjury that the matters set forth in the foregoing Certificate are true and correct of her own knowledge and that this declaration was executed on [●], 2024 at Los Angeles, California.

Manisha K. Merchant, Secretary

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EXHIBIT D

AGREEMENT OF MERGER

This Agreement of Merger, dated as of [●], 2024 (“Agreement”), is made by and between Southern California Bancorp (“SCB”) and California BanCorp (“CBC”).

WITNESSETH:

WHEREAS, SCB is a California corporation, California Entity Number 4321159, which has its principal place of business in San Diego, California;

WHEREAS, CBC is a California corporation, California Entity Number 4007339, which has its principal place of business in Oakland, California;

WHEREAS, SCB and CBC have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Reorganization Agreement”), pursuant to which CBC will merge with and into SCB (the “Merger”), with SCB as the surviving corporation; and

WHEREAS, the respective Boards of Directors of CBC and SCB have approved and deemed it advisable to consummate the Merger and the respective shareholders of CBC and SCB have adopted and approved the principal terms of the Reorganization Agreement and this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 14 below), CBC shall merge with and into SCB in accordance with the relevant provisions of the California General Corporation Law (“CGCL”). SCB shall be the surviving corporation of the Merger (the “Surviving Corporation”) and will continue its corporate existence under the CGCL. At the Effective Time, the separate existence of CBC will cease.

2. Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the CGCL.

3. Name; Articles of Incorporation. The name of the Surviving Corporation shall be “[●].” The Articles of Incorporation of SCB in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until altered, amended or repealed in accordance with their terms and applicable law, provided however, that as of the Effective Time, Article One of the Articles of Incorporation of SCB shall be amended and restated in its entirety as follows:

ARTICLE ONE – NAME. The name of this Corporation is:

[●]

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4. Bylaws. The Bylaws of SCB in effect immediately prior to the Effective Time shall be the governing documents of the Surviving Corporation, until altered, amended or repealed in accordance with their terms and applicable law.

5. Main Office. The main office of the Surviving Corporation shall be the main office of SCB immediately prior to the Effective Time.

6. Directors and Executive Officers. The directors and executive officers of the Surviving Corporation at the Effective Time shall be the directors and executive officers of SCB immediately prior to the Merger, until they are remove, they resign or their successors are elected and qualified.

7. Effect on Shares of Stock.

(a) Shares of SCB. Each share of SCB Common Stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding after the Merger.

(b) Shares of CBC. As of the Effective Time and subject to the provisions of this Agreement, each share of CBC Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be entitled to receive 1.590 shares of SCB Common Stock. Any shares of CBC Common Stock held in the treasury of CBC or by SCB immediately prior to the Effective Time shall be retired and cancelled with no consideration.

(c) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of SCB Common Stock will be issued and any holder of shares of CBC Common Stock entitled to receive a fractional share of SCB Common Stock but for this Section 6(c) shall be entitled to receive a cash payment equal to the product (calculated to the nearest hundredth) obtained by multiplying (i) the fraction of a share of SCB Common Stock to which such holder would otherwise be entitled to receive in the Merger (after taking into account all shares of CBC Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) by (ii) the volume weighted average closing price of shares of SCB Common Stock quoted on the Nasdaq on each of the last ten (10) trading days ending on the day which is the fifth trading date immediately preceding the date that the Effective Time occurs, rounded to the nearest whole cent.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

9. Governing Law. This Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.

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10. Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of SCB and CBC at any time prior to the Effective Time.

11. Waiver. To the fullest extent provided by law, any of the terms or conditions of this Agreement may be waived prior to the effective time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

12. Termination. This Agreement shall terminate upon the termination of the Reorganization Agreement prior to the Effective Time in accordance with its terms. The Agreement may also be terminated at any time prior to the Effective Time by an instrument executed by CBC and SCB.

13. Conditions Precedent. Completion of the Merger as provided herein is conditioned upon the satisfaction of the conditions set forth in the Reorganization Agreement, any and all of which may be waived in accordance with the terms and provisions of the Reorganization Agreement.

14. Effectiveness of Merger. The Merger shall become effective on the date and at the time that this Agreement and the appropriate Officers’ Certificates (the “Merger Filing”) are duly filed with the California Secretary of State, or at such subsequent date or time as SCB and CBC agree and specify in the Merger Filing (the “Effective Time”).

15. Entire Agreement. Except as otherwise set forth in this Agreement and the Reorganization Agreement, the Reorganization Agreement and this Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. To the extent of a conflict between the terms of the Reorganization Agreement and the terms of this Agreement, the terms of the Reorganization Agreement shall control.

[Signature page to follow]

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IN WITNESS WHEREOF, each of SCB and CBC has caused this Agreement to be executed on its behalf by its duly authorized officers.

SOUTHERN CALIFORNIA BANCORP

By:
Name:	David I. Rainer
Title:	President and Chief Executive Officer

By:
Name:	Manisha Merchant
Title:	Corporate Secretary

CALIFORNIA BANCORP

By:
Name:	Thomas A. Sa
Title:	President

By:
Name:	Tommiette Rey
Title:	Corporate Secretary

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Certificate of Approval

of

Agreement of Merger

Pursuant to Section 1103 of the California Corporations Code, the undersigned, David I. Rainer and Manisha Merchant certify that:

1.	They are the President and Corporate Secretary, respectively, of Southern California Bancorp, a California corporation (“SCB”).

2.	This certificate is attached to the Agreement of Merger, dated [●], 2024 (the “Agreement”), by and between California BanCorp, a California corporation (“CBC”), and SCB, which provides for the merger of CBC with and into SCB (the “Merger”).

3.	The Agreement in the form attached was duly approved by the Board of Directors of SCB.

4.	SCB has two classes of stock authorized consisting of shares of Common Stock and Preferred Stock. SCB has [●] shares of Common Stock outstanding which were entitled to vote on the Merger and no shares of Preferred Stock outstanding.

5.	The principal terms of the Agreement in the form attached were approved by the vote of the shareholders of Southern California Bancorp which equaled or exceeded the vote required.

6.	The percentage vote required was more than 50% of the outstanding shares of Common Stock which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed in Los Angeles, California on [●], 2024.

David I. Rainer, President and CEO

Manisha Merchant, Corporate Secretary

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Certificate of Approval

of

Agreement of Merger

Pursuant to Section 1103 of the California Corporations Code, the undersigned, Thomas A. Sa and Tommiette Rey certify that:

1.	They are the President and Corporate Secretary, respectively, of California BanCorp, a California corporation (“CBC”).

2.	This certificate is attached to the Agreement of Merger, dated [●], 2024 (the “Agreement”), by and between Southern California Bancorp, a California corporation (“SCB”), and CBC, which provides for the merger of CBC with and into SCB (the “Merger”).

3.	The Agreement in the form attached was duly approved by the Board of Directors of CBC.

4.	CBC has two classes of stock authorized consisting of shares of Common Stock and Preferred Stock. CBC has [●] shares of Common Stock outstanding which were entitled to vote on the Merger and no shares of Preferred Stock outstanding.

5.	The principal terms of the Agreement in the form attached were approved by the vote of the shareholders of California Bancorp which equaled or exceeded the vote required.

6.	The percentage vote required was more than 50% of the outstanding shares of Common Stock which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed in Oakland, California on [●], 2024.

Thomas A. Sa, President

Tommiette Rey, Corporate Secretary

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EXHIBIT E

AGREEMENT TO MERGE

This Agreement to Merge (this “Agreement”), dated as of [●], 2024, is adopted and made by and between BANK OF SOUTHERN CALIFORNIA, NATIONAL ASSOCIATION, a national banking association, having its main office at [●] (“SCB Bank”), and CALIFORNIA BANK OF COMMERCE, a California state-chartered bank, having its main office at [●] (“CBC Bank”).

WITNESSETH:

WHEREAS, SCB Bank is a national banking association with capital of $[●], divided into [●] authorized shares of common stock, each with a par value of $5.00, surplus of $[●], and undivided profits, including capital reserves, of $[●], as of [●], 2024, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Southern California Bancorp, a California corporation (“SCB”);

WHEREAS, CBC Bank is a California state-chartered bank with capital of $[●], divided into [●] authorized shares of common stock without par value, surplus of $[●], and undivided profits, including capital reserves, of $[●], as of [●], 2024, all the issued and outstanding capital stock of which is owned as of the date hereof directly by California BanCorp, a California corporation (“CBC”);

WHEREAS, SCB and CBC have entered into an Agreement and Plan of Merger and Reorganization, dated as of January 30, 2024 (the “Holding Company Merger Agreement”), providing for the merger of CBC with and into SCB, with SCB as the surviving corporation, pursuant to the provisions of the California General Corporation Law (the “Holding Company Merger”); and

WHEREAS, contingent upon the Holding Company Merger and promptly following the time at which the Holding Company Merger becomes effective, the parties to this Agreement intend to effect the merger of CBC Bank with and into SCB Bank, with SCB Bank as the surviving institution (the “Bank Merger”), on the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and subject to the terms and conditions of the Holding Company Merger Agreement, the parties hereto agree as follows:

Article I

Bank Merger

Bank Merger. Subject to the terms and conditions of this Agreement, effective as of the Effective Time (as defined below), CBC Bank shall be merged with and into SCB Bank under the charter of SCB Bank in accordance with 12 U.S.C. § 215a, and with the effect provided in 12 U.S.C. § 215a and 12 U.S.C. § 1828(c). At the Effective Time (as defined below), the separate existence of CBC Bank shall cease, and SCB Bank, as the surviving institution (sometimes hereinafter referred to as the “Surviving Association”), shall continue its corporate existence as a national banking association. The name of the Surviving Association shall be “[●]”. The parties hereto intend that the Bank Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

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Effective Time. The Bank Merger shall become effective promptly following the effective time of the Holding Company Merger at the time specified in the approval of the Bank Merger to be issued by the Comptroller of the Currency of the United States (such date and time being herein referred to as the “Effective Time”).

Article II

Governance Matters

Articles of Association. At the Effective Time, the articles of association of SCB Bank in effect immediately prior to the Effective Time shall continue to be the articles of incorporation of the Surviving Association until thereafter amended in accordance with the applicable law, provided however, such articles of association shall be amended as of the Effective Time by adoption of an amendment in the form of Exhibit A hereto, such that the name of the Surviving Association shall be “[●]”.

Bylaws. At the Effective Time, the bylaws of SCB Bank in effect immediately prior to the Effective Time shall continue to be the bylaws of the Surviving Association until thereafter amended in accordance with the applicable law.

Directors. At the Effective Time, the directors of SCB Bank prior to the Effective Time will continue as the directors of the Surviving Association, until such time as their successors shall be duly elected and qualified.

Article III

Capital Stock

Effect on CBC Bank Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of CBC Bank, at the Effective Time, all shares of CBC Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Effect on SCB Bank Capital Stock. Each share of SCB Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger, and such shares shall be the only capital stock of the Surviving Association as of the Effective Time

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Capital of Surviving Association.

(a) The Surviving Association will have total capital of approximately $[●], a surplus of approximately $[●] and undivided profits, including capital reserves, of $[●], which when combined with the capital and surplus will be equal to the combined capital structures of the merging banks as stated above adjusted, however, for normal earnings and expenses (and, if applicable, purchase accounting adjustments) between [●], 2024 and the Effective Time of the Bank Merger.

(b) The Surviving Association’s authorized capital stock will consist of [●] shares of common stock, par value $5.00 per share.

Article IV

Effect of Bank Merger; Branches

Effect. The effect of the Bank Merger is as prescribed by law. From and after the Effective Time, and in addition to the effects under applicable law, including, without limitation 12 U.S.C. § 215a: (i) all assets and all rights, franchises, and interests of CBC Bank in and to every type of property (including intellectual, real, personal, and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Association by virtue of the Bank Merger without any deed or other transfer; (ii) the Surviving Association, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designations, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by CBC Bank immediately prior to the Effective Time; and (iii) the Surviving Association shall be responsible for all of the liabilities of every kind and description of CBC Bank existing as of the Effective Time.

Main/Branch Offices. The main office and branch offices of SCB Bank existing immediately prior to the Effective Time shall continue to be the main office and branch offices, respectively, of the Surviving Association. The main office of CBC Bank and all branch offices of SCB Bank and CBC Bank that are in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Association upon consummation of the Bank Merger.

Article V

Representations and Warranties

Each of SCB Bank and CBC Bank hereto represents and warrants to the other that this Agreement (i) has been approved by at least a majority of its board of directors; (ii) has been approved by the affirmative vote of its shareholders owning at least two-thirds of its capital stock; and (iii) has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

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Article VI

Further Documents

If at any time the Surviving Association shall consider or be advised that any further deeds, assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Association the title to any property or rights of the constituent entities, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent entities immediately prior to the Effective Time (or their successors in office) shall execute and deliver any and all proper deeds, assignments, conveyances and assurances in law, and do all things necessary or desirable, to vest, perfect or confirm title to such property or rights in the Surviving Association and otherwise to carry out the provisions hereof.

Article VII

Termination

In the event that the Holding Company Merger Agreement is terminated pursuant to Section 9.01 thereof, this Agreement shall be terminated and the Bank Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto. This Agreement also may be terminated at any time prior to the Effective Time by an instrument executed by each of the parties hereto.

Article VIII

Miscellaneous

Entire Agreement. This Agreement (including the documents and instruments referred to herein and attached hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic means), each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Governing Law. This Agreement shall be governed by and construed in accordance with the federal laws of the United States, without regard to choice of law principles, except to the extent that the laws of the State of California shall be applicable hereto.

Assignment. This Agreement shall not be assignable by operation of law or otherwise.

Amendment. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

[Signature follows]

A-108

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their respective officers thereunto duly authorized as of the day and year first written above.

BANK OF SOUTHERN CALIFORNIA, NATIONAL ASSOCIATION

By:
Name:
Title:

CALIFORNIA BANK OF COMMERCE

By:
Name:
Title:

[Signature Page to the Agreement to Merge]

A-109

EXHIBIT A to Agreement to Merge

AMENDMENT TO ARTICLES OF association

OF

BANK OF SOUTHERN CALIFORNIA, NATIONAL ASSOCIATION

The Articles of Association of Bank of Southern California, National Association are hereby amended by deleting the Article Frist in its entirety and substituting the following therefor:

“FIRST. The title of this Association shall be [●].”

***

The foregoing amendment was declared advisable and adopted by the Board of Directors of Bank of Southern California, National Association by resolutions duly adopted on [●], 2024, and was subsequently adopted by the Bank’s sole stockholder on [●], 2024. The foregoing amendment was duly adopted in accordance with the applicable provisions of 12 U.S.C. § 21a.

The undersigned hereby executes this Amendment to Articles of Association of Bank of Southern California, National Association, declaring and certifying that the facts stated herein are true, and accordingly have hereunto set my hand this [●] day of [●], 2024

BANK OF SOUTHERN CALIFORNIA

By:
Title:

A-110

APPENDIX B

January 29, 2024

Southern California Bancorp 12265 El

Camino Real

Suite 210

San Diego, CA 92130

Members of the Board:

We understand that Southern California Bancorp (“BCAL”) and its wholly owned subsidiary Bank of Southern California, National Association (“BOSC”), an OCC covered Federal Charter, intend to enter into an Agreement and Plan of Merger dated on or around January 29, 2024 (the “Agreement”), pursuant to which, among other things, California BanCorp (“CALB”) and its wholly owned subsidiary California Bank of Commerce (“CBOC”), an FDIC covered State Chartered Bank will merge with and into BCAL (the “Surviving Bank”) (the “Merger”). As a result of the Merger and on the terms and subject to conditions as outlined in the Agreement, CALB shareholders will receive an aggregate merger consideration consisting of 13,775,322 shares of BCAL common stock based on a fixed exchange ratio of 1.59x (the “Consideration”). Based on a BCAL closing share price of $16.69 as of January 29, 2024, this is equivalent to a purchase price of $26.54 per share of CALB common stock. The approximate consideration assumes there are 8,402,478 shares of CALB common stock, 261,246 outstanding restricted stock units, and 476,911 cashed out in the money stock options for CALB with a weighted average strike price of $18.77 per option. The consideration for CALB common stock shares and restricted stock units will consist of 100% BCAL common stock shares, except as it relates to any fractional shares and CALB stock options.

In connection with the Merger and Agreement, you have requested our Opinion (the “Opinion”) as to whether the Consideration to be paid to CALB pursuant to the Agreement is fair, from a financial point of view, to the holders of BCAL common stock.

MJC Partners LLC (“MJC”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive bidding, private placements, and valuations for estate, corporate, and other purposes. As specialists in the banking industry, we have experience and knowledge of the valuation of banking institutions. MJC has not had a material relationship with CALB for which we have received compensation during the past two years. MJC has not had a material relationship with BCAL for which we have received cash and equity compensation in the past two years. MJC does currently own BCAL common stock received as compensation from BCAL more than two years ago.

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Board of Directors

January 29, 2024

We were retained by BCAL to render this Opinion. We will receive compensation from BCAL in connection with our services and BCAL has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the Opinion set forth herein, we have:

(i)	reviewed the Agreement and terms of the Merger;

(ii)	reviewed certain historical publicly available business and financial information concerning BCAL, BOSC, CALB, and CBOC, including among other things, quarterly and annual reports filed with the FDIC;

(iii)	analyzed certain financial projections prepared by BCAL management and certain financial projections prepared by CALB management;

(iv)	reviewed certain potential scenarios, and business plans, provided by BCAL and CALB, concerning the Surviving Bank;

(v)	held discussions with members of the senior management of BCAL and CALB for the purpose of reviewing the future prospects of the Surviving Bank;

(vi)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(vii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this Opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by BCAL and CALB the discussions with the management teams of both organizations. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of BCAL and CALB, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for BCAL are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of BCAL or CALB. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities of BCAL or CALB, or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

B-2

Board of Directors

January 29, 2024

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to BCAL and CALB.

The Opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

This Opinion is directed to the Board of Directors of BCAL in connection with its consideration of the Agreement and Merger, and while we approve its inclusion in its entirety in the proxy and related materials delivered to the stockholders of Southern California Bancorp in connection with the proposed Merger, our Opinion does not constitute a recommendation to any stockholder of Southern California Bancorp as to how any stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Consideration to be provided by BCAL to the holders of CALB common stock and does not address the underlying business decision of BCAL to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for BCAL or the effect of any other transaction in which BCAL might engage. This opinion may not be reproduced without MJC’s prior written consent; provided, however, MJC will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement/Prospectus and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the Opinion as of the date hereof that the Consideration to be paid to CALB pursuant to the Agreement is fair, from a financial point of view, to the holders of BCAL common stock.

Sincerely,

MJC PARTNERS, LLC

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APPENDIX C

January 29, 2024

The Board of Directors

California BanCorp

1300 Clay Street, Suite 500

Oakland, CA 94612

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of California BanCorp (“CBC”) of the Exchange Ratio (as defined below) in the proposed merger of CBC with and into Southern California Bancorp (“SCB”) (such merger, the “Merger”), pursuant to the Agreement and Plan of Merger and Reorganization (the “Agreement”) to be entered into by and between CBC and SCB. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of SCB, CBC or the holder of any securities of SCB or CBC, each share of common stock, no par value per share, of CBC (“CBC Common Stock”) (other than Excluded Shares (as defined in the Agreement)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.59 shares of common stock, no par value per share, of SCB (“SCB Common Stock”). The ratio of 1.59 shares of SCB Common Stock for one share of CBC Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, as soon as practicable after the Merger, California Bank of Commerce, a wholly-owned subsidiary of CBC, will merge with and into Bank of Southern California, N.A., a wholly-owned subsidiary of SCB, pursuant to a separate agreement and plan of merger (the “Bank Merger”).

KBW has acted as financial advisor to CBC and not as an advisor to or agent of any other person in connection with the Merger. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses, may from time to time purchase securities from, and sell securities to, CBC and SCB. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of CBC or SCB for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of CBC (the “Board”) in rendering this opinion and will receive a fee from CBC for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, CBC has agreed to indemnify us for certain liabilities arising out of our engagement.

C-1

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to CBC. In the past two years, KBW has not provided investment banking or financial advisory services to SCB. We may in the future provide investment banking and financial advisory services to CBC or SCB and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of CBC and SCB and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated January 24, 2024 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2022 of CBC; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of CBC; (iv) certain preliminary draft and unaudited financial results for the fiscal year ended December 31, 2023 of CBC (provided by CBC); (v) the audited financial statements for the two fiscal years ended December 31, 2022 of SCB (contained in the Registration Statement on Form 10 filed by SCB with the Securities and Exchange Commission on April 6, 2023); (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 of SCB; (vii) certain preliminary draft and unaudited financial results for the fiscal year ended December 31, 2023 of SCB (provided by SCB); (viii) certain regulatory filings of CBC and SCB and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2022 and the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023; (ix) certain other interim reports and other communications of CBC and SCB to their respective shareholders; and (x) other financial information concerning the businesses and operations of CBC and SCB furnished to us by CBC and SCB or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of CBC and SCB; (ii) the assets and liabilities of CBC and SCB; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for CBC and SCB with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of CBC that were prepared by CBC management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) financial and operating forecasts and projections of SCB that were prepared by SCB management, provided to and discussed with us by such management, and used and relied upon by us based on such discussions, at the direction of CBC management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on SCB (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by SCB management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of CBC management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of CBC and SCB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to assist, and have not assisted, CBC with soliciting indications of interest from third parties regarding a potential transaction with CBC.

Keefe, Bruyette & Woods, A Stifel Company

212.887.7777 ● www.kbw.com

C-2

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of CBC as to the reasonableness and achievability of the financial and operating forecasts and projections of CBC referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of CBC, upon SCB management as to the reasonableness and achievability of the financial and operating forecasts and projections of SCB and the estimates regarding certain pro forma financial effects of the Merger on SCB (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that such information has been reasonably prepared and represents the best currently available estimates and judgments of such management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated by such management.

It is understood that the foregoing financial information of CBC and SCB that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of CBC and SCB and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either CBC or SCB since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of CBC and SCB are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of CBC or SCB, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of CBC or SCB under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of CBC and SCB of its loans and owned securities as either held to maturity or held for investment, on the one hand, or available for sale or held for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of CBC and SCB, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

Keefe, Bruyette & Woods, A Stifel Company

212.887.7777 ● www.kbw.com

C-3

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of CBC Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of CBC, SCB or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of CBC that CBC has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to CBC, SCB, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of CBC Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to CBC, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of CBC to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by CBC or the Board; (iii) the fairness of the amount or nature of any compensation to any of CBC’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of CBC Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of CBC (other than the holders of CBC Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of SCB or any other party to any transaction contemplated by the Agreement; (v) the actual value of SCB Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which CBC Common Stock or SCB Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which SCB Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to CBC, SCB, any of their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

Keefe, Bruyette & Woods, A Stifel Company

212.887.7777 ● www.kbw.com

C-4

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of CBC Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of CBC Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

212.887.7777 ● www.kbw.com

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